As confidentially submitted to the Securities and Exchange Commission on November 12, 2015

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Nant Health, LLC

(Exact name of Registrant as specified in its charter)

Delaware	7374	27-3019889
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9920 Jefferson Blvd,

Culver City, CA 90230

(310) 883-1300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Patrick Soon-Shiong, M.D., FRCS (C), FACS

Chairman and Chief Executive Officer

Nant Health, LLC

9920 Jefferson Blvd,

Culver City, CA 90230

(310) 883-1300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper Martin J. Waters Wilson Sonsini Goodrich & Rosati, P.C. 633 West Fifth Street, 15th Floor Los Angeles, CA 90071 (323) 210-2900	Charles Kim General Counsel Nant Health, LLC 9920 Jefferson Blvd, Culver City, CA 90230 (310) 883-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	$	$

(1)	Includes any additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED                 , 2016

PRELIMINARY PROSPECTUS

            Shares

Common Stock

This is an initial public offering of shares of common stock by NantHealth, Inc. The initial public offering price is expected to be between $             and $            per share.

Prior to this offering, there has been no public market for our common stock. We are offering             shares to be sold in the offering. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “NH.”

Following this offering, our Chairman and Chief Executive Officer, and entities affiliated with him, will control approximately         % of the voting power of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares). As a result of their ownership, they will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. We will be a “controlled company” within the meaning of the NASDAQ Global Market corporate governance rules. See “Management—Controlled company exemption.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to NantHealth, Inc., before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional             shares from us at the initial public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2016.

                , 2016

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                 , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

Trademarks: We own or have rights to trademarks and service marks that we use in connection with the operation of our business. NantHealth, Inc. and our logo as well as other protected brands such as CareFx, our clinical Operating System, or cOS, DeviceConX, FusionFX, GPS Cancer, HBox, Vitality and VitalsConX, eviti, eviti | Connect, eviti | IQ, and other marks relating to our eviti product line are used in this prospectus. Solely for convenience, the trademarks and service marks referred to in this prospectus are listed without the ®, (sm) and (TM) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. Additionally, we do not intend for our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

-i-

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk factors,” “Management’s discussion and analysis of financial conditions and results of operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the terms “NantHealth,” “our company,” “we,” “us,” and “our” refer, prior to the conversion discussed below, to Nant Health, LLC, and, after the conversion, to NantHealth, Inc., in each case together with its consolidated subsidiaries as a combined entity.

Overview

We are a pioneer in the era of big data and augmented intelligence, seeking a fundamental change in healthcare through the delivery of patient-centered, molecular and biometric signature driven precision medicine. Our comprehensive, uniquely integrated Knowledge, Provider and Payor Platforms together with our Systems Infrastructure can help enable participants in the healthcare ecosystem to optimize individual patient outcomes and implement value-based models across the continuum of care. Our integrated solution is highly differentiated by our massively scaled learning system which collects, indexes, analyzes and interprets billions of molecular, clinical, operational and financial data points and continuously improves decision making—all performed in near real-time. Our platforms deliver our clients a new level of clarity around the way they manage their operations, view risks and deliver care amid the challenges of a rapidly evolving healthcare marketplace. We are applying a novel and comprehensive systems-based approach to the science of healthcare delivery and value-based precision care.

Our mission is to empower providers to seamlessly act on the best evidenced-based information available to fulfill their role as caregivers rather than financial managers; to enable payors to transform from actuaries to stewards of a complex healthcare system; to facilitate pharmaceutical companies to shift from developing “one size fits all” blockbuster drugs to dynamically designing personalized therapies around the unique biology and specific health conditions of individuals; and to empower millions of passive and anonymous patients in the healthcare system to become informed, actively involved participants in their treatment decisions.

The current healthcare system is a complex, dynamic interplay of three uncoordinated and segregated domains: the medical research and knowledge domain; the care delivery domain; and the payor domain. The disparate nature of these domains, and their often inconsistent incentives and conflicting priorities, inhibit interoperability and coordination, frequently resulting in excessive systemic costs and suboptimal patient outcomes. We believe two simultaneous, transformative shifts are highlighting the dysfunctional and unsustainable nature of the current healthcare environment:

•	An evolution from traditional fee-for-service to patient-centered and patient-empowered, value-based models determined by quantifiable measures of outcomes relative to cost

•	A paradigm shift to molecularly precise and real-time biometric-driven medicine, with both rapidly expanding pools and massive volumes of complex data

These shifts and the associated challenges require next-generation and advanced technology systems that access, collect, analyze and interpret the increasingly overwhelming relevant data to implement molecularly precise, biometrically monitored medicine and effectively transition to value-based models. However, given the magnitude of these shifts and the difficulty involved in addressing the associated challenges, we believe our highly scaled, integrated and comprehensive platforms, including our genomic and proteomic profiling technologies and adaptive machine learning enhanced point-of-care clinical decision support, uniquely position us at the forefront of multiple significant growing market opportunities. We estimate the potential market size of our platforms and systems infrastructure to be in excess of $30 billion globally. We have invested significant capital and healthcare and biotechnology expertise over the last ten years to develop, acquire and integrate the necessary components to establish a comprehensive, continuous learning ecosystem to address the challenges faced by stakeholders across the continuum of care.

Our unique systems-based approach to the science and delivery of value-based precision care

We are creating and applying a comprehensive, next-generation, massively scaled, near real-time learning system to address the specific limitations and complexities of the current silo-ed healthcare system. Our offerings are comprised of our systems infrastructure and our platforms targeting the key healthcare domains:

•	Systems Infrastructure: Our systems infrastructure serves as the foundation of our platforms and provides critical next-generation data sources and inter- and intra- domain interoperability to coordinate the complex, dynamic interplay of the otherwise uncoordinated and segregated domains. It includes our open architecture platform-as-a-service, Internet-of-Medical-Things, or IoMT, devices, Internet-of-Things, or IoT, wearables, and next-generation genomic and proteomic sequencing technologies, tied to a secure cloud environment.

•	Knowledge Platform: Our comprehensive set of interoperability, advanced diagnostics, decision support and pharmaceutical integration solutions enable our clients to integrate across the continuum, implement molecular medicine and improve decision making. Our molecular profiling solution, Genomic Proteomic Sequencing Cancer, or GPS Cancer, is the only comprehensive and commercially available clinical cancer platform incorporating and integrating whole genome (relative to a patient’s own germline), RNA, proteomic and molecular pathways information to determine actionable targets to arrive at potential clinical treatment decisions.

•	Provider Platform: Our provider solutions leverage the data available on our systems infrastructure to enable population analytics, advanced diagnostics, decision support, patient-centered engagement and coordination across care locations. Our web-based and mobile solutions include patient portals and provider portals for clinical and administrative workflow collaboration, referral and readmissions management solutions, secure messaging, advanced care coordination and analytical applications to measure outcomes and costs.

•	Payor Platform: Our payor solutions also leverage the data available on our systems infrastructure to identify high risk patient populations, implement advanced diagnostics, install evidence-based pathways that improve outcomes and lower costs, drive quality, control the administrative and operating costs associated with claims processing and review utilization, implement FDA-approved, real-time biometric patient monitoring solutions to identify opportunities for preventative interventions, and improve communication with providers and enable provider and payor engagement in integrated and coordinated value-based models.

Our unique scale and adoption across the healthcare ecosystem

Our unique interoperable Systems Infrastructure has been built over the last decade to address the knowledge, care delivery and payor domains. Our systems have been widely adopted, with over 45 million lives on our platforms, across the care continuum.

•	Within the knowledge domain, to date, 75% of oncologists in the United States have used our decision support solution, which includes over 13,000 clinical trials updated regularly.

•	Within the care delivery domain, we currently have over 75 innovative health systems, including the National Health Service in the United Kingdom, the Canadian Health System and hospital systems across the United States, implementing our solutions covering over 25 million lives. This includes over 350 of the largest hospitals in the United States connecting more than 32,000 different medical devices and collecting approximately 80 billion vital signs annually.

•	Within the payor domain, we have established client relationships with the some of the largest payors in the market currently representing 120 million lives and have implemented our decision support application with approximately 20 million lives and growing.

Our ability to deliver this highly scaled cloud-based, next-generation solution across the care continuum has allowed us to achieve significant growth since our inception. Over the last three years, our revenue has increased at a compound annual growth rate of 81.7%. For the six months ended June 30, 2015, our revenue increased by 70.5% over the same period in the prior year.

We believe our integrated and comprehensive systems-based approach uniquely positions us to deliver 21st century molecular and biometric signature driven precision medicine and potentially change the current paradigm of uncoordinated healthcare, positioning us as a next-generation payor intermediary who facilitates pay-for-value. Our systems infrastructure and platforms are coupled with our client engagement methodology to create a continuous feedback loop. Our methodology includes: (i) integrating technically with our Systems Infrastructure; (ii) diagnosing at the population level and at the individual molecular signature level; (iii) supporting decision making with near real-time evidenced-based protocols; (iv) engaging, coordinating and delivering care; (v) real-time monitoring and measuring outcomes to enrich data sets; and (vi) implementing adaptive machine learning systems. This integration continually enhances our database, clinical pathways and decision algorithms, which we believe leads to critical mass and network effects that further our competitive advantage.

Our Competitive Strengths

We have invested significant capital and expertise over the last ten years to develop, a comprehensive, continuous learning ecosystem to address the challenges faced by stakeholders across the continuum of care.

We believe our success is based on the following key strengths and advantages:

•	A highly scaled systems infrastructure and deep expertise across the healthcare ecosystem spanning the medical research and knowledge domain, the care delivery domain and the payor domain.

•	A massively scaled, next-generation near real-time, learning system enabling novel insights and continuous improvement spanning a single patient to large populations.

•	An industry leading clinical comprehensive molecular analysis solution.

•	A healthcare specific interoperable, scaled and real-time operating system and applications.

•	An advanced, evidence-based, clinical decision support solution and business intelligence analytics.

•	A successful track record of identifying and integrating acquisitions and strategic partnerships.

•	An experienced cross-functional senior management team with a proven, exceptional track record.

Our Growth Strategy

As we seek to transform the delivery of healthcare, we expect to grow our business by:

•	Continuing to establish and grow client relationships with:

•	Healthcare providers. We believe our systems infrastructure and platforms are integral in enabling healthcare providers to transition from fee-for-service reimbursement models to value-based care models by improving patient outcomes and lowering costs of care.

•	Self-insured employers. Self-insured employers directly carry healthcare risks and have clear incentives to manage costs, improve health and raise employee morale and productivity. We believe our offerings are well positioned to manage their patient populations with a focus on high-cost disease states.

•	Payors. As the administrative provider to self-funded employer plans, these insurers can evaluate the clinical and financial benefits derived from our solutions to self-insured employers and seek to partner with us as they roll out value-based model partnerships to differentiate themselves from competitors and utilize next-generation payor intermediaries.

•	Broadening usage of our solutions among our existing clients. We believe we are well positioned to expand usage of our solutions with our existing clients due to our integrated systems infrastructure, understanding of unmet client needs and relationships with key executives.

•	Continuing to develop enhancements to our platform. We plan to create new functionality within our existing suite of solutions as well as develop new solutions to address our clients’ needs. As we or third parties add functionality and applications that integrate additional data and data sources, the advantages of our ecosystem of solutions will be further enhanced.

•	Expanding our business in international markets. Our international client base currently spans Canada, the United Kingdom, Western Europe, the Middle East and Southeast Asia and we believe there is an attractive opportunity to grow our business in select international markets.

•	Acquiring strategic assets or entering into strategic partnerships that increase the utility, scope and reach of our offerings. We have successfully acquired and integrated selected solutions that have contributed to the comprehensiveness of our offerings. Our flexible, open architecture, cloud-based environment allows us to continue to develop or acquire new solutions.

Risks associated with our business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•	We are an early, commercial-stage company attempting to integrate a complex learning ecosystem to address a wide range of healthcare issues, and may not be successful in doing so;

•	The success of our learning ecosystem is dependent upon the robustness of the information we input into it to achieve maximum network effects, and if we are unable to amass and input the requisite data to achieve these effects, our business will be adversely affected;

•	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance;

•	We have a history of significant losses, which we expect to continue, and we may never achieve or sustain profitability in the future;

•	We may need to raise additional capital to fund our existing operations, develop our solutions, commercialize new products and expand our operations;

•	We may not be able to generate sufficient revenue from our sequencing and molecular analysis solutions, including GPS Cancer, or our relationships with customers to achieve and maintain profitability;

•	Sequencing and molecular analysis may have limited utility unless third parties are able to successfully establish links between genome and proteomic sequences and disease and treatment pathways;

•	Our success will depend on our ability to use rapidly changing genetic data to interpret molecular analysis results accurately and consistently, and our failure to do so would have an adverse effect on our operating results and business;

•	The market for our systems infrastructure and platforms is new and unproven and may not grow;

•	The data and information that we provide to our customers and their employees and families could be inaccurate or incomplete, which could harm both patients and our business;

•	Our use of open source technology could impose limitations on our ability to commercialize our systems infrastructure and platforms; and

•	Our Chairman and Chief Executive Officer and entities affiliated with him collectively own and will own after this offering a significant majority of our common stock and will exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

LLC Conversion

We are currently a Delaware limited liability company. Prior to the issuance of any of our shares of common stock in this offering, we will convert from a limited liability company into a Delaware corporation and change our name from Nant Health, LLC to NantHealth, Inc. In conjunction with the conversion, all of our outstanding units will automatically be converted into shares of our common stock, which we refer to as the “LLC Conversion.” Our profits interest units will also automatically be converted into equity securities of our company subject to their respective hurdle amounts. See “Description of Securities” for additional information regarding a description of the terms of our common stock following the conversion and the terms of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering. While as a limited liability company, our outstanding equity (including the profits interest units) is called our units. In this prospectus for ease of comparison we refer to such units as our common stock for periods prior to the conversion, unless otherwise indicated in this prospectus. Similarly, unless otherwise indicated, we refer to members’ equity in this prospectus as stockholders’ equity. See “Certain Relationships and Related Party Transactions—Conversion to a corporation.”

Corporate information

Our business was founded in 2010 and has operated as a Delaware limited liability company as “About Advanced Health, LLC.” We subsequently changed our name to “All About Advanced Health, LLC” and then to “Nant Health, LLC.” Prior to the issuance of any of our shares of common stock in this offering, we will convert from a Delaware limited liability company into a Delaware corporation and change our name from Nant Health, LLC to NantHealth, Inc., pursuant to the LLC Conversion described above. Our principal executive offices are located at 9920 Jefferson Blvd, Culver City, CA 90230 and our telephone number is (310) 883-1300. Our corporate website address is www.nanthealth.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, as a result, upon completion of this offering we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares of common stock from us.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million based upon an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for general corporate purposes, including commercializing new solutions and product extensions and pursuing targeted acquisitions. See “Use of Proceeds” for additional information.

Risk factors	You should carefully read “Risk Factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Controlled company	After this offering, Dr. Soon-Shiong, our Chairman and Chief Executive Officer, and entities affiliated with him, will control approximately % of the combined voting power of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares). As a result, we will be a “controlled company” under the NASDAQ corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management—Controlled company exemptions.”

Reserved share program	At our request, the underwriters have reserved an aggregate of of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors and officers and certain employees and other parties related to us. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the “Underwriting” section of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Proposed NASDAQ trading symbol	“NH”

The number of shares of our common stock to be outstanding after this offering is based on             shares of our common stock outstanding as of June 30, 2015 after giving effect to the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC conversion,” and excludes:

•	shares of common stock issuable upon the vesting of units under our Profits Interests Plan (the “Profits Interests Plan”) that were issued as of June 30, 2015;

•	shares of common stock issuable upon the vesting of units under our Phantom Unit Plan (the “Phantom Unit Plan”) that were outstanding as of June 30, 2015; and

•	shares of common stock reserved for future issuance under our 2016 Equity Incentive Plan, which will become effective in connection with the completion of this offering.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the consummation of the LLC conversion described under the section titled “Certain relationships and related party transactions—LLC conversion” prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws in connection with the completion of this offering;

•	no exercise of outstanding options; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering.

SUMMARY FINANCIAL AND OTHER DATA

We derived the following summary statements of our operations data for the years ended December 31, 2013 and 2014 from our audited financial statements appearing elsewhere in this prospectus. We derived the following summary statements of our operations data for the six months ended June 30, 2014 and 2015, and our summary balance sheet data as of June 30, 2015, from our unaudited condensed consolidated and combined financial statements and related notes included elsewhere in this prospectus. Our interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of our financial position as of June 30, 2015 and our results of our operations for the six months ended June 30, 2014 and 2015. Historical results are not necessarily indicative of the results that may be expected in the future and are not necessarily indicative of results to be expected for the full year or any other period. You should read the following summary financial data together with the financial statements and the related notes included elsewhere in this prospectus, as well as the sections of this prospectus captioned “Selected financial data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2014	2014	2015
			(unaudited)
Statement of Operations Data:
Revenue:
Software and hardware	$11,819	$8,372	$5,633	$7,703
Software-as-a-service	5,193	9,778	3,299	7,218

Total software-related revenue	17,012	18,150	8,932	14,921
Maintenance	4,836	5,345	2,699	5,040
Sequencing and molecular analysis	—	—	—	490
Other services	4,873	10,426	2,437	3,533

Total net revenue	26,721	33,921	14,068	23,984

Cost of Revenue:
Software and hardware	560	1,025	644	314
Software-as-a-service	2,938	8,026	1,683	3,790

Total software-related cost of revenue	3,498	9,051	2,327	4,104
Maintenance	451	438	224	212
Sequencing and molecular analysis	—	—	—	192
Other services	8,284	7,047	3,909	3,485
Amortization of developed technologies	5,901	7,694	3,071	4,557

Total cost of revenue	18,134	24,230	9,531	12,550

Gross profit	8,587	9,691	4,537	11,434
Operating Expenses:
Selling, general and administrative	35,310	46,209	18,848	34,239
Research and development	10,750	16,979	8,703	9,650
Amortization of software license and acquisition-related assets	3,583	7,033	3,541	22
Impairment of intangible asset	—	24,150	—	—

Total operating expenses	49,643	94,371	31,092	43,911
Loss from operations	(41,056)	(84,680)	(26,555)	(32,477)
Interest expense, net	(364)	(980)	(338)	(628)
Other income (expense), net	234	(477)	145	2,540

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2014	2014	2015
			(unaudited)
Income (loss) from equity method investments	(164)	1,525	1,525	(145)

Loss before income taxes	(41,350)	(84,612)	(25,223)	(30,710)
Provision for income taxes	4	5	2	1

Net loss	(41,354)	(84,617)	(25,225)	(30,711)
Less: Net loss attributable to non-controlling interests	(421)	(192)	(167)	—

Net loss attributable to NantHealth	$(40,933)	$(84,425)	$(25,058)	$(30,711)

Other Data:
Adjusted EBITDA(1)	$(30,119)	$(43,173)	$(19,253)	$(24,218)

	As of June 30, 2015
(in thousands)	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)(4)
	(unaudited)

Balance Sheet Data:
Cash and cash equivalents and marketable securities	$53,496
Working capital	72,037
Total assets	439,563
Total liabilities	54,443
Accumulated deficit	(249,871)
Redeemable Series F units	150,000
Total stockholders’ equity	235,120

(1)	Adjusted EBITDA is a financial measure that is not defined under U.S. GAAP and is presented in this prospectus because our management considers it an important supplemental measure of our performance. We use Adjusted EBITDA to evaluate our operating performance and trends and make planning decisions. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses and other items that we exclude in Adjusted EBITDA. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to a key financial metric used by our management in its financial and operational decision-making. We believe that our presentation of Adjusted EBITDA provides useful supplemental information to investors and management regarding our financial condition and results. We calculate Adjusted EBITDA as loss from operations adjusted to exclude depreciation and amortization, stock-based compensation expense, long-lived assets impairment charges and corporate restructuring. We understand that although Adjusted EBITDA is frequently used by securities analysts, investors and others in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP.
(2)	The pro forma column reflects the LLC conversion.
(3)	The pro forma as adjusted column reflects the sale and issuance by us of shares of common stock in this offering at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.
(4)

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted working capital (deficit), total assets and total stockholders’ equity by approximately

$ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) pro forma as adjusted working capital (deficit), total assets and total stockholders’ equity by approximately $ million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

We compensate for these limitations by using Adjusted EBITDA along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. These U.S. GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. Adjusted EBITDA is not intended as alternatives to net income (loss) as indicators of our operating performance, as alternatives to any other measure of performance in conformity with U.S. GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on Adjusted EBITDA or ratios calculated using those measures. Our U.S. GAAP-based measures can be found in our consolidated and combined financial statements and related notes included elsewhere in this prospectus. The following table presents a reconciliation of loss from operations to adjusted EBITDA:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2014	2014	2015
			(unaudited)
Loss from operations	$(41,056)	$(84,680)	$(26,555)	$(32,477)
Depreciation and amortization	10,207	16,178	7,055	6,242

EBITDA	(30,849)	(68,502)	(19,500)	(26,235)

Stock-based compensation expense	728	340	221	1,031
Long-lived assets impairment charges	—	24,150	—	—
Corporate restructuring	2	839	26	986

Adjusted EBITDA	$(30,119)	$(43,173)	$(19,253)	$(24,218)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as all other information included in this prospectus, including our financial statements and the related notes and the section titled “Management’s discussion and analysis of financial condition and results of operations” before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, operating results, prospects and ability to accomplish our strategic objectives could be materially harmed. As a result, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our common stock.

Risks related to our business approach

We are an early, commercial-stage company attempting to integrate a complex learning ecosystem to address a wide range of healthcare issues, and may not be successful in doing so.

We are an early, commercial-stage company with a business model based upon a novel approach to healthcare. Our integrated systems infrastructure and platforms are designed to address many of the key challenges healthcare constituents face by enabling them to acquire and store genomic and proteomic data, combine diagnostic inputs with phenotypic and cost data, analyze datasets, securely deliver that data to providers in a clinical setting to select the appropriate treatments, monitor patient biometric data and progression on a real-time basis, and demonstrate improved patient outcomes and costs. We have not yet achieved the level of integration necessary to provide our clients with this ecosystem of offerings and solutions. Integration across our systems infrastructure and platforms may take longer than we expect, or may never occur at all.

We have also recently made multiple acquisitions of businesses, technologies and service offerings in an effort to expand the breadth of our offerings that we have not yet fully integrated into our operations. Additionally, certain of these acquired businesses, technologies and service offerings have not yet been commercially tested or validated. We may not be able to integrate these new business, technologies and services offerings into our operations effectively or at all. Additionally, we may be unable to extract the synergies or benefits that we currently expect from these business, technologies and service offerings.

Due to the above factors, our ecosystem is not yet fully integrated and operating with all of the benefits we ultimately expect. It may take longer than we expect, or we may never be able, to fully integrate our system or these new acquisitions.

The success of our learning ecosystem is dependent upon the robustness of the information we input into it to achieve maximum network effects, and if we are unable to amass and input the requisite data to achieve these effects, our business will be adversely affected.

Our learning ecosystem becomes more valuable as more accurate and clinically relevant information is integrated into it, and our ultimate outputs and recommendations to a patient, provider or payor, are therefore highly dependent on the information that is input into our system. As a result, we will need to consistently and continuously have access to and integrate the most medically relevant and cutting edge clinical data and research studies with patient-specific real-time genomic and proteomic sequences and biometric data. To have access to biometric data in particular, we will rely on patients, provider and payors to adopt devices that are compatible with our systems and they may not adopt such devices on a scale or a rate sufficient to support our offerings or at all. Further, to have access to certain other datapoints, we will rely in part on third parties to develop applications to operate with our operating system and to generate more data to be integrated into our system. These third parties may never develop applications compatible within our operating system or at a rate slower than we expect. To the extent we are unable to amass enough data, keep an inflow of current and continuous data or integrate and access the data we currently have, to continue to populate our learning system, the ecosystem and network effects we expect will not be fully realized and our business may be adversely affected.

We may be unable to appropriately allocate our financial and human resources across our broad array of product and service offerings.

We have a broad array of product and service offerings. Our management team will be responsible for allocating resources across these products and services, and may forego or delay pursuit of opportunities with certain products or services that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on attractive products or services or more profitable market opportunities. Our spending on current and future research and development programs and future products or services may not yield commercially viable products or services, or may fail to optimize the anticipated network effects of our proposed integrated learning ecosystem. If our management is unable to appropriately prioritize the allocation of our resources across our vast array of products and services in an efficient manner, our business may be adversely affected.

Risks related to our financial condition and capital requirements

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We were organized as a limited liability company in Delaware and began operations in 2010. Additionally, our business has previously operated as part of the larger NantWorks, LLC group of affiliated companies. Our limited independent operating history, particularly in light of the rapidly evolving industries in which we operate, may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered and will continue to encounter risks and difficulties frequently experienced by early, commercial-stage companies in rapidly evolving industries. If we do not address these risks successfully, our business results will suffer.

We have a history of significant losses, which we expect to continue, and we may never achieve or sustain profitability in the future.

We have incurred significant net losses in each fiscal year since inception and expect to continue to incur net losses for the foreseeable future. We experienced net losses of $41.4 million and $84.6 million during the years ended December 31, 2013 and December 31, 2014, respectively, and net losses of $25.2 million and $30.7 million during the six months ended June 30, 2014 and June 30, 2015, respectively. As of June 30, 2015, we had an accumulated deficit of $249.9 million. The losses and accumulated deficit were primarily due to the substantial investments we made to grow our business and enhance our systems infrastructure and platforms. We have grown our business through research and development and the acquisition of assets and customers. We anticipate that our operating expenses will increase substantially in the foreseeable future as we seek to continue to grow our business, including through strategic acquisitions, and build our customer base and develop our offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses.

Our prior losses, combined with our expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect to continue to incur operating losses for the foreseeable future and may never become profitable on a quarterly or annual basis, or if we do, we may not be able to sustain profitability in subsequent periods. Our failure to achieve and sustain profitability in the future would negatively affect our business, financial condition, results of operations and cash flows, and could cause the market price of our common stock to decline.

We may need to raise additional capital to fund our existing operations, develop our solutions, commercialize new products and expand our operations.

Based on our current business plan, we believe the net proceeds from this offering, together with our current cash and cash equivalents and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements over at least the next 12 months. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons, including to:

•	increase our sales and marketing efforts to drive market adoption of GPS Cancer, cOS or our other platforms and solutions, and address competitive developments;

•	fund development and marketing efforts of any future platforms and solutions;

•	expand adoption of GPS Cancer and eviti into other disease indications;

•	acquire, license or invest in complimentary businesses, technologies or service offerings; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth;

•	the cost of expanding our offerings and solutions, including our sales and marketing efforts;

•	our ability to achieve interoperability across all of our acquired businesses, technologies and service offerings to deliver networking effects to our clients;

•	the effect of competing technological and market developments;

•	costs related to international expansion; and

•	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations.

Risks related to our sequencing and molecular analysis solutions, including GPS Cancer

We may not be able to generate sufficient revenue from our sequencing and molecular analysis solutions, including GPS Cancer, or our relationships with sequencing and molecular analysis customers to achieve and maintain profitability.

We believe our commercial success is significantly dependent upon our ability to successfully market and sell our sequencing and molecular analysis solutions, including GPS Cancer, to continue to expand our current relationships and develop new relationships with physicians, self-insured employers, payors and healthcare providers, and expand adoption of sequencing and molecular analysis for disease indications outside oncology. The demand for sequencing and molecular analysis may decrease or may not continue to increase at historical rates for a number of reasons. Our customers may decide to decrease or discontinue their use of sequencing and molecular analysis due to changes in research and product development plans, financial constraints or utilization of internal molecular testing resources or molecular tests performed by other parties, which are circumstances outside of our control. In addition to reducing our revenue, this may reduce our exposure to early stage research that facilitates the incorporation of newly developed information about cancer into GPS Cancer. Further, we may be unsuccessful in expanding our clients’ use of sequencing and molecular analysis outside of oncology.

We are currently not profitable. Even if we succeed in increasing adoption of sequencing and molecular analysis by physicians, self-insured employers, payors and healthcare providers, maintaining and creating relationships with our existing and new customers, we may not be able to generate sufficient revenue from sequencing and molecular analysis to achieve profitability.

Sequencing and molecular analysis may have limited utility unless we or third parties are able to successfully establish links between genome and proteomic sequences and disease and treatment pathways.

Full genomic and proteomic sequencing may have limited utility on a stand-alone basis. We believe the real value is derived by linking genomic and proteomic sequences with disease pathways to discover, develop and market treatments to be specific to both. We do not currently, and do not expect in the future to, engage in research regarding disease pathways or to engage in the development or commercialization of specific therapeutics or drugs. Instead, we will rely on third parties to do so. However, if third party time and funding is not devoted to determining disease pathways or to discovering, developing and marketing therapeutics or drugs specific to such pathways, sequencing and molecular analysis and GPS Cancer will be of limited utility and our business may be adversely affected.

Our success will depend on our ability to use rapidly changing genetic data to interpret molecular analysis results accurately and consistently, and our failure to do so would have an adverse effect on our operating results and business.

Our success depends on our ability to provide reliable, high-quality molecular profiling tests that incorporate rapidly evolving information about the role of genes and gene variants in disease and clinically relevant outcomes associated with those variants. The accuracy and reproducibility we have demonstrated to date may not continue, particularly for clinical samples, as molecular analysis volume increases. Errors, including if molecular analysis fails to detect genomic variants with high accuracy, or mistakes, including if we fail to or incompletely or incorrectly identify the significance of gene variants, could have a significant adverse impact on our business. Hundreds of genes can be implicated in some disorders, and overlapping networks of genes and symptoms can be implicated in multiple conditions. We also rely on clinicians to interpret what we report and to incorporate specific information about an individual patient into the physician’s treatment decision. As a result, a substantial amount of judgment is required in order to interpret testing results for an individual patient and to develop an appropriate patient report.

The efficiency of sequencing and molecular analysis, including GPS Cancer, and the results that we achieve depend on the design and operation of our sequencing process, which uses a number of complex and sophisticated biochemical, informatics, optical, and mechanical processes, many of which are highly sensitive to external factors. An operational or technology failure in one of these complex processes or fluctuations in external variables may result in sequencing processing efficiencies that are lower than we anticipate or that vary between sequencing runs. In addition, we are regularly evaluating and refining our sequencing process. These refinements may initially result in unanticipated issues that further reduce our sequencing process yields or increase the variability of our sequencing yields. Low sequencing yields, or higher than anticipated variability, increases total sequencing costs and reduces the number of samples we can sequence in a given time period, which can cause variability in our operating results and damage our reputation.

In addition, GPS Cancer can determine whether these genes are over or under expressed, which can affect protein levels and therefore cancer phenotype and drug efficacy in a particular patient, as well as capture the effect of post-translational modifications, which can have equally significant implications on how a cancer is expressed in a patient and in turn impact treatment decisions. This is a novel and largely unproven approach to diagnosis and may not be accurate based on the evolving understanding of how genomic and proteomic sequences relate to disease progression and drug efficacy. As a result, the marketing, sale and use of molecular analysis and GPS Cancer could subject us to liability for errors in, misunderstandings of, or inappropriate reliance on, information we provide to physicians or geneticists, and lead to claims against us if someone were to allege that our solutions failed to perform as it was designed, if we failed to correctly interpret results, or if the ordering physician were to misinterpret our solution, results or improperly rely on them when making a clinical decision. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend. Although we maintain liability insurance, including for errors and omissions, we cannot assure you that our insurance would fully protect us from the financial impact of defending against these types of claims or any judgments, fines or settlement costs arising out of any such claims. Any liability claim, including an errors and omissions liability claim, brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any liability lawsuit could cause injury to our reputation or cause us to suspend sales of our sequencing and or molecular analysis solutions. The occurrence of any of these events could have an adverse effect on our business, reputation and results of operations.

Our sequencing and molecular analysis solutions may never achieve significant commercial market acceptance.

Our sequencing and molecular analysis solutions may never gain significant acceptance in the marketplace and, therefore, may never generate substantial revenue or profits for us. Our ability to achieve commercial market acceptance for our sequencing and molecular analysis solutions will depend on several factors, including:

•	our ability to convince the medical community of the clinical utility of our entire product offering and its potential advantages over existing sequencing tests, specifically, the advantages of our RNA sequencing, mapping oncology disease pathways versus a patient’s own germline and proteomic sequencing;

•	the willingness of physicians, self-insured employers, payors and healthcare providers to utilize our products; and

•	the willingness of commercial third-party payors and government payors to reimburse our products, the scope and amount of which will affect patients’ willingness or ability to pay for our products and likely heavily influence our customers’ decisions to recommend our products.

Further, today’s most advanced diagnostics tests analyze narrow gene panels that capture only a limited number of the most common gene alterations, as opposed to GPS Cancer, which sequences the patient’s entire genome and RNA and provides inferred proteomic data. These narrow gene panels for specific treatments or disease areas are much less expensive than GPS Cancer. Although we believe that the advantages of sequencing the patient’s entire genome, as well as running additional RNA and proteomic sequencing tests, outweigh the costs, key thought leaders, physicians and payors may not agree. Failure to achieve widespread commercial market acceptance for our sequencing and molecular analysis solutions could materially harm our business, financial condition and results of operations.

If we cannot compete successfully with our competitors for our sequencing and molecular analysis solutions, including GPS Cancer, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

Personalized genomic diagnostics is a new area of science, and we face competition from companies that offer products, or have conducted research, to profile genes and gene expression in various cancers. Our principal competition for GPS Cancer comes from diagnostic companies that also offer whole genome sequencing. We also compete with diagnostic companies offering molecular diagnostic tests that capture only a single-marker or test panels that capture a limited number of the most well-known gene alterations, which are also known as hotspot panel tests. In addition, academic research centers, diagnostic companies and next-generation sequencing, or NGS, platform developers are offering or developing NGS-based testing. NGS-based testing also has the capability to provide whole genome sequencing to compete with our offering.

Our competitors include companies such as Foundation Medicine, Inc. or Foundation Medicine, Caris Life Sciences, and Personal Genome Diagnostics, Inc., or Personal Genome Diagnostics. Many hospitals and academic medical centers may also seek to perform the type of molecular testing we perform at their own facilities. As such, our competition may include entities such as the University of Michigan, Baylor Medical Genetics Laboratories, Washington University in St. Louis and other academic hospitals and research centers.

In addition to developing kits, some diagnostic companies also provide NGS platforms. Illumina, Inc., Life Technologies Corporation and Invitae Corporation, and other companies develop NGS platforms that are being sold directly to research centers, biopharmaceutical companies and clinical laboratories. While many of the applications for these platforms are focused on the research and development markets or testing for non-cancer conditions, these companies have launched and will continue to commercialize products focused on the clinical oncology market. We believe diagnostic platform providers will seek to place sequencing machines in laboratories to develop NGS-based laboratory-developed tests, or LDTs. In addition, we believe these companies will also develop their own FDA-approved diagnostic kits, which can be sold to the clients who have purchased their platforms. Also, many private companies are developing information technology-based tools to support the integration of NGS testing into the clinical setting.

Additionally, some of our competitors’ sequencing tests are being used in FDA clinical trials as companion diagnostics. Because companion diagnostics help identify whether a patient’s disease expresses the molecular target, or biomarker, for the particular drug, they can help ensure the drug’s efficacy and are sometimes required by the FDA to be used with certain drugs. GPS Cancer may not have the genetic and proteomic analysis capability on par with a companion diagnostic to guide therapeutic treatments for certain customers. Further, the FDA requires a companion diagnostic test if a new drug works on a specific genetic or biological target that is present in some, but not all, patients with a certain cancer or disease. Even if it is shown to be on par with FDA- approved companion diagnostics, physicians and payors may still not choose to use GPS Cancer. If physicians and payors utilize and pay for these FDA approved companion diagnostic tests instead of GPS Cancer, our business may be adversely affected.

Any of these competitors could have technological, financial and market access advantages that are not currently available to us.

The molecular diagnostics industry is subject to rapidly changing technology, which could make GPS Cancer and other products we may develop or license in the future obsolete.

Our industry is characterized by rapid technological changes, frequent new product introductions and enhancements and evolving industry standards, all of which could make GPS Cancer or our other products obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of cancer. There have also been advances in methods used to analyze very large amounts of genomic information. We must continuously enhance GPS Cancer and our other products, and we may also need to develop or license new technology, to keep pace with evolving standards of care. If we do not update GPS Cancer or our other products to reflect new scientific knowledge about cancer biology, information about new cancer therapies, or relevant clinical trials, our tests could become obsolete and sales of GPS Cancer and any new products could decline, which would have a material adverse effect on our business, financial condition and results of operations.

If we are not able to establish relationships with, or lose the support of, key thought leaders or payors’ key decision makers, it may be difficult to establish products enabled by GPS Cancer as a standard of care for patients with cancer, which may limit our revenue growth and ability to achieve profitability.

We are establishing relationships with leading oncology thought leaders. If we are unable to establish these relationships, or these key thought leaders determine that GPS Cancer, or other products or services that we develop, are not clinically or operationally effective or that alternative technologies and services are more effective or cost-efficient, or if they elect to use and promote internally developed products, we would encounter significant difficulty driving adoption of GPS Cancer and other technologies and services and validating GPS Cancer as a standard of care, which would limit our revenue growth and our ability to achieve profitability.

Ethical, legal and social concerns related to the use of genomic information could reduce demand for our sequencing and molecular analysis solutions.

Genomic testing, like that conducted using GPS Cancer, has raised ethical, legal and social issues regarding privacy and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, limit or regulate the use of genomic information or genomic testing, particularly for those that have no known cure. These concerns may lead patients to refuse to use, or clinicians to be reluctant to order, genomic tests even if permissible.

Ethical and social concerns may also influence U.S. and foreign patent offices and courts with regard to patent protection for technology relevant to our business. These and other ethical, legal and social concerns may limit market acceptance of our products or reduce the potential markets for products enabled by our sequencing and molecular analysis solutions, including GPS Cancer, either of which could have an adverse effect on our business, financial condition or results of operations.

Risks related to our systems infrastructure and software applications business

The market for our systems infrastructure and software applications is new and unproven and may not grow.

We believe our future success will depend in large part on establishing and growing a market for our systems infrastructure and software applications that are able to provide operational intelligence, particularly designed to collect and index machine data. Our systems infrastructure is designed to address interoperability challenges across the healthcare continuum. It integrates big data with real time resources and applies machine learning algorithms to inform and optimize treatment decisions. In order to grow our business, we intend to expand the functionality of our offering to increase its acceptance and use by the broader market. In particular, our systems infrastructure is targeted at those in the healthcare continuum that are transitioning to a value-based model as opposed to a fee-for-service model. While we believe this to be the current trend in healthcare, this trend may not continue in the future. Our systems infrastructure is less effective with a traditional fee-for-service model and if there is a reversion in the industry to fee-for-service, or a shift to another model, we would need to update our offerings and we may not be able to do so effectively or at all. It is difficult to predict customer adoption and renewal rates, customer demand for our software, the size and growth rate of this market, the entry of competitive products or the success of existing competitive products. Many of our potential customers may already be party to existing agreements for competing offerings that may have lengthy terms or onerous termination provisions and they may have already made substantial investments into those platforms which would result in high switching costs. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with such operating system and software applications particularly in light of the aforementioned shifting market dynamics. Although we have experienced rapid adoption of our systems infrastructure and platforms to date, that rate may slow or decline in the future, which would harm our business and operating results.

If the market for our offerings does not achieve widespread adoption or there is a reduction in demand for offerings in our market caused by a lack of customer acceptance, technological challenges, lack of accessible machine data, competing technologies and products, decreases in corporate spending, weakening economic conditions, or otherwise, it could result in reduced customer orders, early terminations, reduced renewal rates or decreased revenues, any of which would adversely affect our business operations and financial results. You should consider our business and prospects in light of the risks and difficulties we encounter in this new and unproven market.

The data and information that we provide to our customers, and their employees and families, could be inaccurate or incomplete, which could harm both patients and our business, financial condition and results of operations.

As part of our systems infrastructure, our cOS offering, we store and display data from a variety of third-party sources for use by healthcare providers in treating patients and for use by our customers to search and compare options for healthcare services and treatments. As part of our eviti solution, we provide patients and providers with up-to-date information regarding cancer research, along with a list of potential treatments and relevant clinical trials seeking enrollment. Most of this data comes from health plans, our clients, published guidelines, peer-reviewed journals and other third parties. Because data in the healthcare industry is often fragmented in origin, inconsistent in format and often incomplete, the overall quality of certain types of data we receive can be poor. If these data are incorrect or incomplete or if we make mistakes in the capture or input of these data, or in our interpretation or analysis of such data, adverse consequences, including patient death and serious bodily injury, may occur and give rise to product liability and other claims against us. In addition, a court or government agency may take the position that our storage and display of health information exposes us to personal injury liability or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While we maintain insurance coverage, we cannot assure that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. Even unsuccessful claims could result in substantial costs and diversion of management resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations.

Our use of open source technology could impose limitations on our ability to commercialize our systems infrastructure and platforms.

Our offerings incorporate open source software components that are licensed to us under various public domain licenses. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. There is little or no legal precedent governing the interpretation of many of the terms of these licenses and therefore the potential impact of such terms on our business is somewhat unknown. There is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our software products and services. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our offering, discontinue sales of our offering in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could cause us to breach customer contracts, harm our reputation, result in customer losses or claims, increase our costs or otherwise adversely affect our business and operating results.

If we are not able to enhance our systems infrastructure and platforms to achieve market acceptance and keep pace with technological developments, our business will be harmed.

Our ability to attract new subscribers and increase revenue from existing subscribers depends in large part on our ability to enhance and improve our existing platforms and to introduce new products and services, including products and services designed for a mobile user environment. To grow our business, we must develop products and services that reflect the changing nature of business management software and expand our operating system offering. The success of any enhancements to our platforms depend on several factors, including timely completion, adequate quality testing and sufficient demand. Any new product or service that we develop may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the market acceptance necessary to generate sufficient revenue. If we are unable to successfully develop new products or services, enhance our existing products or services to meet subscriber requirements or otherwise gain market acceptance, our business and operating results will be harmed.

In addition, because many of our products and services are available over the Internet, we need to continuously modify and enhance them to keep pace with changes in Internet-related hardware, software, communications and database technologies and standards. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments and changes in standards, our products and services may become less marketable, less competitive, or obsolete, and our operating results will be harmed. If new technologies emerge that are able to deliver competitive products and applications at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete. Our products and services must also integrate with a variety of network, hardware, mobile, and software platforms and technologies, and we need to continuously modify and enhance them to adapt to changes and innovation in these technologies. Any failure of our products and services to operate effectively with future infrastructure platforms and technologies could reduce the demand for such products and services. If we are unable to respond to these changes in a cost-effective manner, our products and services may become less marketable, less competitive or obsolete, and our operating results may be adversely affected.

Our data suppliers might restrict our use of or refuse to license data, which could lead to our inability to provide certain products or services.

A portion of the data that we use is either purchased or licensed from third parties or is obtained from our customers for specific customer engagements. Although we typically enter into long-term contractual arrangements with many of these suppliers of data, at the time of entry into a new contract or renewal of an existing contract, suppliers may increase restrictions on our use of such data, increase the price they charge us for data or refuse altogether to license the data to us. In addition, during the term of any data supply contract, suppliers may fail to adhere to our data quality control standards or fail to deliver data. Further, although no single individual data supplier is material to our business, if a number of suppliers collectively representing a significant amount of data that we use for one or more of our services were to impose additional contractual restrictions on our use of or access to data, fail to adhere to our quality-control standards, repeatedly fail to deliver data or refuse to provide data, now or in the future, our ability to provide those services to our clients could be materially adversely impacted, which may harm our operating results and financial condition.

We believe that we have rights necessary to use the data that is incorporated into our products and services. However, in the future, data providers could withdraw their data from us if there is a competitive reason to do so, or if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of the data that we currently use in our products and services. If a substantial number of data providers were to withdraw their data, our ability to provide products and services to our clients could be materially adversely impacted.

For example, in order to deliver the full functionality offered by our cOS offering, we need access, on behalf of our customers, to sources of pricing and claims data, much of which is managed by a limited number of health plans and other third parties. We have developed various long-term and short-term data sharing relationships with certain health plans and other third parties, including most of the largest health plans in the United States. The health plans and other third parties that we currently work with may, in the future, change their position and limit or eliminate our access to pricing and claims data, increase the costs charged to us for access to data, provide data to us in more limited or less useful formats, or restrict our permitted uses of data. Furthermore, some health plans have developed or are developing their own proprietary price and quality estimation tools and may perceive continued cooperation with us as a competitive disadvantage and choose to limit or discontinue our access to pricing and claims data. Failure to continue to maintain and expand our access to pricing and claims data will adversely impact our ability to continue to serve existing customers and expand our offering to new customers.

If the validity of an informed consent from a patient enrolled in a clinical trial with us or one of our customers was challenged, we could be forced to stop using some of our resources, which would hinder the development efforts for our sequencing and molecular analysis solutions.

We have implemented measures designed to ensure that clinical data and genetic and other biological samples that we collect or receive from our customers have been collected from subjects who have provided appropriate informed consent for purposes which extend to our product development activities. We seek to ensure that these data and samples are provided to us for processing via our molecular profiling solution in a manner that does not use readily individually identifiable information of the subject. We also have measures in place to ensure that the subjects from whom the data and samples are collected do not retain or have conferred on them any proprietary or commercial rights to the data or any discoveries derived from them. Further, our customers may conduct clinical trials in a number of different countries, and, to a large extent, we rely upon them to comply with the subject’s informed consent and with local law and international regulation. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genetic material under a large number of different legal systems. The subject’s informed consent obtained in any particular country could be challenged in the future, and those informed consents could prove invalid, unlawful, or otherwise inadequate for our purposes. Any findings against us, or our customers, could deny us access to or force us to stop using some of our clinical samples, which would hinder our molecular profiling solution development efforts. We could become involved in legal challenges, which could consume our management and financial resources.

Failure by our clients to obtain proper permissions and waivers may result in claims against us or may limit or prevent our use of data which could harm our business.

We require our clients to provide necessary notices and to obtain necessary permissions and waivers for use and disclosure of the information that we receive, and we require contractual assurances from them that they have done so and will do so. If they do not obtain necessary permissions and waivers, then our use and disclosure of information that we receive from them or on their behalf may be limited or prohibited by state or federal privacy laws or other laws. This could impair our functions, processes and databases that reflect, contain or are based upon such data and may prevent use of such data. In addition, this could interfere with or prevent creation or use of rules, analyses or other data-driven activities that benefit us. Moreover, we may be subject to claims or liability for use or disclosure of information by reason of lack of valid notice, permission or waiver. These claims or liabilities could subject us to unexpected costs and adversely affect our operating results.

Our sales cycle can be lengthy and unpredictable, which may cause our revenue and operating results to fluctuate significantly.

Our sales cycle can be lengthy and unpredictable. Our sales efforts involve educating our customers about the use and benefits of our offerings and solutions, including the technical capabilities of our solutions and the potential cost savings and productivity gains achievable by deploying them. Additionally, many of our potential clients are typically already in long-term contracts with their current providers and face significant costs associated with transitioning to our offerings and solutions. As a result, potential customers typically undertake a significant evaluation process, which frequently involves not only our systems infrastructure and platforms but also their existing capabilities and solutions and those of our competitors, and can result in a lengthy sales cycle. We spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales. In addition, purchases of our systems infrastructure and platforms are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. For example, at this time, hospitals in the United States face significant uncertainty over the continuing impact of federal government budgets, and continuing changes in the implementation and deadlines for compliance with the Patient Protection and Affordable Care Act of 2010, or ACA, and other healthcare reform legislation, as well as potential future statutes and rulemaking. Many of our potential hospital customers in particular have used all or a significant portion of their revenues to comply with federal mandates to adopt electronic medical records in order to maintain their Medicaid and Medicare reimbursement levels. In the event we are unable to manage our lengthy and unpredictable sales cycle, our business may be adversely affected.

We bill our customers and recognize revenue over the term of the contract for certain of our products; near term declines in new or renewed agreements for these products may not be reflected immediately in our operating results and may be difficult to discern.

A portion of our revenue in each quarter is derived from agreements entered into with our customers during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not be fully reflected in our revenue for that quarter. Such declines, however, would negatively affect our revenue in future periods and the effect of significant downturns in sales of and market demand for certain of our solutions, and potential changes in our rate of renewals or renewal terms, may not be fully reflected in our results of operations until future periods. In addition, we may be unable to adjust our cost structure rapidly, or at all, to take account for reduced revenue. Our subscription model for certain of our solutions also makes it difficult for us to rapidly increase our total revenue through additional sales in any period, as revenue from new customers for those products must be recognized over the applicable term of the agreement. Accordingly, the effect of changes in the industry impacting our business or changes we experience in our new sales may not be reflected in our short-term results of operations.

If our existing customers do not continue or renew their agreements with us, renew at lower fee levels or decline to purchase additional applications and services from us, our business and operating results will suffer.

We expect to derive a significant portion of our revenue from renewal of existing customer agreements, and sales of additional applications and services to existing customers. As a result, achieving a high renewal rate of our customer agreements and selling additional platform offerings is critical to our future operating results.

Factors that may affect the renewal rate for our offerings and our ability to sell additional solutions include:

•	the price, performance and functionality of our offering;

•	the availability, price, performance and functionality of competing solutions;

•	our ability to develop complementary applications and services;

•	our continued ability to access the pricing and claims data necessary to enable us to deliver reliable data in our cost estimation and price transparency offering to customers;

•	the stability, performance and security of our hosting infrastructure and hosting services;

•	changes in healthcare laws, regulations or trends; and

•	the business environment of our customers, in particular, headcount reductions by our customers.

For our cOS and related offerings, we typically enter into master services agreements with our customers. These agreements generally have stated terms of three to five years. Our customers have no obligation to renew their subscriptions for our offering after the term expires. In addition, our customers may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these customers. Factors that are not within our control may contribute to a reduction in our contract revenue. For instance, our customers may reduce their number of employees, which would result in a corresponding reduction in the number of employee users eligible for our offering and thus a lower aggregate monthly services fee. Our future operating results also depend, in part, on our ability to sell new solutions to our existing customers. If our customers fail to renew their agreements, renew their agreements upon less favorable terms or at lower fee levels, or fail to purchase new solutions from us, our revenue may decline or our future revenue may be constrained.

In addition, a significant number of our customer agreements allow customers to terminate such agreements for convenience at certain times, typically with one to three months advance notice. Any cancellations of such agreements would have a negative result on our business and results of operations.

If any new applications and services we may develop are not adopted by our customers, or if we fail to continue to innovate and develop new applications and services that are adopted by customers, then our revenue and operating results will be adversely affected.

In addition to past investments made in our cOS and other existing products and services, we have invested, and will continue to invest, significant resources in research and development to enhance our existing offerings and introduce new high quality applications and services. If existing customers are not willing to make additional payments for such new applications, or if new customers do not value such new applications, our business and operating results will be harmed. If we are unable to predict user preferences or our industry changes, or if we are unable to modify our offering and services on a timely basis, we might lose customers. Our operating results would also suffer if our innovations are not responsive to the needs of our customers, appropriately timed with market opportunity or effectively brought to market.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business and/or protected health information or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we and our clients, consultants and contractors collect and store sensitive data, including legally protected health information, personally identifiable information, intellectual property and proprietary business information owned or controlled by ourselves or our clients, payors and partners. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems, and cloud-based data center systems. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information and business and financial information. We face four primary risks relative to protecting this critical information, including: loss of access risk; inappropriate disclosure risk; inappropriate modification risk; and the risk of being unable to adequately monitor our controls over the first three risks.

The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party billing and collections provider, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and regulatory penalties. Although we have implemented security measures and a formal, dedicated enterprise security program to prevent unauthorized access to patient data, there is no guarantee we can continue to protect our online portal or will be able to protect our mobile applications from breach. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to conduct our analyses, provide test results, bill payors, providers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our products and other patient and physician education and outreach efforts through our website, manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business.

The U.S. Office of Civil Rights may impose penalties on us if we do not fully comply with requirements of HIPAA. Penalties will vary significantly depending on factors such as whether we knew or should have known of the failure to comply, or whether our failure to comply was due to willful neglect. These penalties include civil monetary penalties of $100 to $50,000 per violation, up to an annual cap of $1,500,000 for identical violations. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 per violation and up to one-year imprisonment. The criminal penalties increase to $100,000 per violation and up to five years imprisonment if the wrongful conduct involves false pretenses, and to $250,000 per violation and up to 10 years imprisonment if the wrongful conduct involves the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. The U.S. Department of Justice is responsible for criminal prosecutions under HIPAA. Furthermore, in the event of a breach as defined by HIPAA, we have specific reporting requirements to the Office of Civil Rights under the HIPAA regulations as well as to affected individuals, and we may also have additional reporting requirements, to other state and federal regulators, including the Federal Trade Commission, and/or to the media. Issuing such notifications can be costly, time and resource intensive, and can generate significant negative publicity. Breaches of HIPAA may also constitute contractual violations that could lead to contractual damages or terminations.

In addition, the interpretation and application of consumer, health-related and data protection laws in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy regulations vary between states, may differ from country to country, and may vary based on whether testing is performed in the United States or in the local country. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our users, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with users, adversely affecting our brand and our business.

Our ability to deliver our internet-based services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet access and services. Our services are designed to operate without interruption in accordance with our service level commitments. However, we expect that we will in the future experience interruptions and delays in services and availability from time to time. We rely on internal systems as well as third-party vendors, including data center providers and bandwidth providers, to provide our services. We do not maintain redundant systems or facilities for some of these services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could negatively impact our relationship with users. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss and other natural disasters;

•	communications failures;

•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses and similar disruptive problems; and

•	other potential interruptions.

Any disruption in the network access or co-location services provided by these third-party providers or any failure of or by these third-party providers or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over these third-party vendors, which increases our vulnerability to problems with services they provide.

Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with users and adversely affect our business and could expose us to third-party liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

The reliability and performance of the Internet may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our internet-based services. Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and harm our financial results.

As a result of the complexity of the issues facing healthcare providers and payors and the inherent complexity of our solutions to such issues, our customers depend on our support organization to resolve any technical issues relating to our offering. In addition, our sales process is highly dependent on the quality of our offering, our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly responsive technical support, or a market perception that we do not maintain high-quality and highly responsive support, could harm our reputation, adversely affect our ability to sell our offering to existing and prospective customers, and harm our business, operating results and financial condition.

We offer technical support services with our offering and may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict customer demand for technical support services and if customer demand increases significantly, we may be unable to provide satisfactory support services to our customers and their employees. Additionally, increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results.

If we cannot implement our systems infrastructure, including our cOS offering, for customers in a timely manner, we may lose customers and our reputation may be harmed.

Our customers have a variety of different data formats, enterprise applications and infrastructure, and our cOS offering must support our customers’ data formats and integrate with complex enterprise applications and infrastructures. Similarly, our connectivity devices and applications must interact with a wide variety of devices and data formats. If our platforms do not currently support a customer’s required data format or appropriately integrate with a customer’s applications and infrastructure, then we must configure our systems infrastructure to do so, which increases our expenses. Additionally, we do not control our customers’ implementation schedules. As a result, if our customers do not allocate internal resources necessary to meet their implementation responsibilities or if we face unanticipated implementation difficulties, the implementation may be delayed. Further, our implementation capacity has at times constrained our ability to successfully implement our offering for our customers in a timely manner, particularly during periods of high demand. If the customer implementation process is not executed successfully or if execution is delayed, we could incur significant costs, customers could become dissatisfied and decide not to increase usage of our offering, or not to use our offering beyond an initial period prior to their term commitment or, in some cases, revenue recognition could be delayed. In addition, competitors with more efficient operating models with lower implementation costs could penetrate our customer relationships.

Additionally, large and demanding enterprise customers, who currently comprise the substantial majority of our customer base, may request or require specific features or functions unique to their particular business processes, which increase our upfront investment in sales and deployment efforts and the revenue resulting from the customers under our typical contract length may not cover the upfront investments. If prospective large customers require specific features or functions that we do not offer, then the market for our offering will be more limited and our business could suffer.

In addition, supporting large customers could require us to devote significant development services and support personnel and strain our personnel resources and infrastructure. Furthermore, if we are unable to address the needs of these customers in a timely fashion or further develop and enhance our offering, or if a customer or its employees is not satisfied with the quality of work performed by us or with the offering delivered or professional services rendered, then we could incur additional costs to address the situation, we may be required to issue credits or refunds for pre-paid amounts related to unused services, the profitability of that work might be impaired and the customer’s dissatisfaction with our offering could damage our ability to expand the number of applications and services purchased by that customer. These customers may not renew their agreements, seek to terminate their relationship with us or renew on less favorable terms. Moreover, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers. If any of these were to occur, our revenue may decline and our operating results could be adversely affected.

We face intense competition in our markets, and we may be unable to compete effectively for new customers.

Although our product targets the new and emerging market for healthcare information technology and next-generation diagnostics, we compete against a variety of large software vendors and smaller specialized companies, open source initiatives and custom development efforts, which provide solutions in the specific markets we address. Our principal competitors include:

•	Electronic Health Record, or EHR vendors such as AllScripts Healthcare Solutions, Inc., or AllScripts, Athenahealth, Inc., Cerner Corporation, or Cerner, Epic Systems Corporation, or Epic, Flatiron Health Inc., or Flatiron, GE Healthcare, McKesson Corporation, or McKesson, Medical Information Technology, Inc., or Meditech and Quality Systems, Inc., or Quality Systems;

•	Health Information Exchange, or HIE, and integration vendors such as Allscripts, Intersystems Corporation, or Intersystems and Orion Health Group Limited, or Orion; and

•	Healthcare information technology decision support vendors such as The Advisory Board Company, Castlight Health, Inc., or Castlight Health, HealthCatalyst, Inovalon Holdings, or Inovalon, and Truven Health Analytics, or Truven.

The principal competitive factors in our markets include product features, performance and support, product scalability and flexibility, ease of deployment and use, total cost of ownership and time to value. Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business user recognition, larger intellectual property portfolios and broader global distribution and presence. Further, competitors may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling their software products with their other product offerings. In addition, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on creating a learning system and could directly compete with us. If companies move a greater proportion of their data and computational needs to the cloud, new competitors may emerge which offer services comparable to ours or that are better suited for cloud-based data, and the demand for our product may decrease. Smaller companies could also launch new products and services that we do not offer and that could gain market acceptance quickly.

In recent years, there have been significant acquisitions and consolidation by and among our actual and potential competitors. We anticipate this trend of consolidation will continue, which will present heightened competitive challenges to our business. In particular, consolidation in our industry increases the likelihood of our competitors offering bundled or integrated products, and we believe that it may increase the competitive pressures we face with respect to our solutions. If we are unable to differentiate our product from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see decreased demand for those solutions, which would adversely affect our business, results of operations, financial condition and cash flows. Further, it is possible that continued industry consolidation may impact customers’ perceptions of the viability of smaller or even medium-sized software firms and consequently their willingness to use software solutions from such firms. Similarly, if customers seek to concentrate their software purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage regardless of the performance and features of our software. We believe that in order to remain competitive at the large enterprise level, we will need to develop and expand relationships with resellers and large system integrators that provide a broad range of products and services. If we are unable to compete effectively, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

The healthcare technology industry in which we operate is subject to rapidly changing technologies and trends, each of which could contribute to making our products obsolete.

The markets for cloud-based data platforms and internet-based business services such as our systems infrastructure and platforms and their associated offerings are in the early stages of development, but the market is competitive even at this stage, and we expect it to attract increased competition, which could make it hard for us to succeed. We currently face competition for the various sub-components of our offering from a range of companies, including EHR vendors such as Allscripts, Cerner, Epic, GE Healthcare and healthcare IT decision support vendors such as Castlight Health, Inovalon and Truven. In addition, large, well-financed health plans, with whom we cooperate and on whom we depend in order to obtain the pricing and claims data we need to deliver our offering to customers have in some cases developed their own cost and quality estimation tools and provide these solutions to their customers at discounted prices or often for free. If enterprises do not perceive the benefits of our services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results. In addition, as a new company in this unproven market, we have limited insight into trends that may develop and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. If any of these risks occur, it could materially adversely affect our business, financial condition or results of operations.

Healthcare industry consolidation could impose pressure on our prices, reduce our potential client base and reduce demand for our products and services.

Many hospitals, imaging centers and third-party payors have consolidated to create larger healthcare enterprises with greater market and purchasing power. In addition, group purchasing organizations and managed care organizations could increase pressure on providers of healthcare related services to reduce prices. If this consolidation trend continues, it could reduce the size of our potential customer base and give the resulting enterprises greater bargaining or purchasing power, which may lead to erosion of the prices for our software or decreased margins for our products.

Our products and services may experience quality problems from time to time that can result in decreased sales and operating margin and harm to our reputation.

We sell complex hardware and software products and services that can contain design and manufacturing defects. Sophisticated operating system software and applications, such as those sold by us, often contain “bugs” that can unexpectedly interfere with the software’s intended operation. Our online services may from time to time experience outages, service slowdowns, or errors. Defects may also occur in components and products we purchases from third parties. There can be no assurance we will be able to detect and fix all defects in the hardware, software and services it sells. Failure to do so could result in lost revenue, significant warranty and other expenses and harm to our reputation.

Risks related to our patient monitoring solutions

We rely on third-party manufacturers to manufacture our patient monitoring devices, such as HBox, GlowPack and GlowCap. Any failure by a third-party manufacturer to produce supplies for us may delay or impair our ability to provide our patient monitoring devices, which are an integral part of our learning ecosystem.

We rely upon third-party manufacturers for the manufacture of our patient monitoring devices and intend to continue to do so in the future. If we are unable to arrange for third-party manufacturing sources, or to do so on commercially reasonable terms, we may not be able to deliver our products to clients in a timely manner, or at all.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party to comply with applicable regulatory laws, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third-party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our patient monitoring devices be manufactured in compliance with Quality System regulations, and similar standards in foreign markets where we sell our products. Any failure by our third-party manufacturers to comply with Quality System regulations or failure to scale-up manufacturing processes as needed, including any failure to deliver sufficient quantities of products in a timely manner, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, such failure could be the basis for action by the FDA to withdraw approvals for product candidates previously granted to us and for other regulatory action.

Our patient monitoring devices could give rise to product liability claims and product recall events that could materially and adversely affect our financial condition and results of operations.

The development, manufacturing and sale of medical devices expose us to significant risk of product liability claims, product recalls and, sometimes, product failure claims. We face an inherent business risk of financial exposure to product liability claims if the use of our patient monitoring devices results in personal injury or death. Substantial product liability litigation currently exists within the medical device industry. Some of our patient monitoring, diagnostic systems products may become subject to product liability claims and/or product recalls. Future product liability claims and/or product recall costs may exceed the limits of our insurance coverages or such insurance may not continue to be available to us on commercially reasonable terms, or at all. In addition, a significant product liability claim or product recall could significantly damage our reputation for producing safe, reliable and effective products, making it more difficult for us to market and sell our products in the future. Consequently, a product liability claim, product recall or other claim could have a material adverse effect on our business, financial condition, operating results and cash flows.

The sale of medical device products in the United States is subject to government regulations and we may not be able to obtain certain necessary clearances or approvals.

The design, manufacturing, labeling, distribution and marketing of medical devices in the United States is subject to extensive and rigorous regulation by the FDA. Unless an exemption applies, we or our collaborative partners must obtain prior clearance or approval from the FDA for medical devices we intend to commercialize, which can be expensive and uncertain and can cause lengthy delays before we can begin selling our products. We cannot be sure that:

•	we or any collaborative partner will make timely filings with the FDA;

•	the FDA will act favorably or quickly on these submissions;

•	we or any collaborative partner will not be required to submit additional information;

•	we or any collaborative partner would not be required to submit an application for pre-market approval, rather than a 510(k) pre-market notification submission as described below; or

•	other significant difficulties and costs will not be encountered to obtain FDA clearance or approval.

The FDA may impose strict labeling or other requirements as a condition of its clearance or approval, any of which could limit our ability to market our products. Further, if we or our collaborative partners wish to modify a product after FDA clearance of a pre-market notification or approval of a pre-market approval application, including changes in indications or other modifications that could affect safety and efficacy, additional clearances or approvals will be required from the FDA. Any request by the FDA for additional data, or any requirement by the FDA that we or our collaborative partners conduct clinical studies or submit to the more rigorous and lengthier pre-market approval process, could result in substantial expenses and significant delays in bringing our products to market. Similarly, any labeling or other conditions or restrictions imposed by the FDA on the marketing of our products could hinder our ability to effectively market our products. Any of the above actions by the FDA could delay or prevent altogether our ability to market and distribute our products. Further, there may be new FDA policies or changes in FDA policies that could be adverse to us.

Even if we obtain clearance or approval to sell medical device products, we are subject to ongoing requirements and inspections that could lead to the restriction, suspension or revocation of our clearance.

Ongoing compliance with applicable regulatory requirements will be strictly enforced in the United States through periodic inspections by state and federal agencies, including the FDA, and in international jurisdictions by comparable regulatory authorities. In the past, we have conducted investigations designed to determine whether we meet such regulatory requirements and have identified non-conformances and areas that need improvement. Though we strive to comply with such regulations, there can be no guarantee that the applicable regulators will find that we are in compliance with such regulations in the future. Failure to comply with these regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure to obtain premarket clearance or premarket approval for devices, withdrawal of approvals previously obtained, and criminal prosecution. The restriction, suspension or revocation of regulatory clearances and approvals or any other failure to comply with regulatory requirements would limit our ability to operate and could increase our costs.

Risks related to our relationships with other companies

Our ability to achieve profitability is dependent upon the success of NantOmics, LLC.

We currently license all of our rights to our sequencing and molecular analysis solutions, including GPS Cancer, from NantOmics, LLC, or NantOmics. The prospects for these offerings depend in large part on the expertise, development and commercial skills, and financial strength of NantOmics, which is controlled by Dr. Soon-Shiong, our Chairman and Chief Executive Officer. We will rely on NantOmics to handle all aspects of producing and delivering our sequencing and molecular analysis solutions, including GPS Cancer, to us, including but not limited to:

•	acquiring appropriate and cost-efficient supplies to produce our sequencing and molecular analysis solutions;

•	delivering our sequencing and molecular analysis solutions in a timely manner to us;

•	continuing to keep our sequencing and molecular analysis solutions up to date and on pace with current clinical and market developments;

•	filing, prosecuting and maintaining patents that cover our sequencing and molecular analysis solutions;

•	complying with CLIA regulations and maintaining a CLIA license and all other applicable state laboratory licenses; and

•	hiring qualified personnel experienced in completing highly complex laboratory tests.

If NantOmics is unable to successfully handle all aspects of producing and delivering our sequencing and molecular analysis solutions to us, the profitability of NantOmics, and thus our profitability, will be adversely affected.

If we are unable to renew our agreement with NantOmics or locate a suitable replacement upon expiration of such agreement at comparable prices, our business would be materially and adversely affected.

Our exclusive reseller agreement with NantOmics expires on December 31, 2020. Although NantOmics generally does not have the right to terminate prior to that date, we may not be able to renew this agreement. Further, through our agreement with NantOmics, we purchase our sequencing and molecular analysis solutions, including GPS Cancer, at a discount to market. If we are unable upon the expiration of this agreement to renew such agreement or execute a new arrangement with NantOmics or another third party at comparable favorable prices to provide us with molecular profiling tests, we may not be able to fulfill our delivery requirements for our sequencing and molecular analysis solutions to our clients and our business would be materially and adversely affected.

We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service which could damage our reputation, harm our ability to attract and maintain clients and decrease our revenue.

We rely on computer hardware purchased or leased and software licensed from third parties in order to offer our service. These licenses are generally commercially available on varying terms, however it is possible that this hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could damage our reputation, harm our ability to attract and maintain clients and decrease our revenue.

We are heavily dependent on our senior management, particularly Dr. Soon-Shiong and Robert Watson, and a loss of a member of our senior management team in the future could harm our business.

If we lose members of our senior management, we may not be able to find appropriate replacements on a timely basis, and our business could be adversely affected. Our existing operations and continued future development depend to a significant extent upon the continued performance and active participation of certain key individuals, including Dr. Soon-Shiong, our Chairman, Chief Executive Officer and our principal stockholder, and Robert Watson, our President. Although Dr. Soon-Shiong will devote a certain amount of his time and efforts to our company, he will also continue to devote a significant amount of his time to a number of different endeavors and companies, including NantKwest, a publicly-traded, clinical-stage immunotherapy company, of which he is Chairman and Chief Executive Officer, and other companies operating under NantWorks, a collection of multiple companies in the healthcare and technology space that Dr. Soon-Shiong founded in 2011. Additionally, we are dependent on commercial relationships with various other parties affiliated with NantWorks and with Dr. Soon-Shiong, including NantOmics, as described below under “Related Party Transactions”, and we may enter into additional relationships in the future. If Dr. Soon-Shiong was to cease his affiliation with us or with NantWorks, these entities may be unwilling to continue these relationships with us on commercially reasonable terms, or at all. The risks related to our dependence upon Dr. Soon-Shiong is particularly acute given his ownership percentage and role in our company. If we were to lose Dr. Soon-Shiong or Mr. Watson, we may not be able to find appropriate replacements on a timely basis and our financial condition and results of operations could be materially adversely affected.

We face significant competition for employees, from other healthcare-related companies, which include both publicly-traded and privately-held companies, and we may not be able to hire new employees quickly enough to meet our needs. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided equity incentives that vest over time and, in some cases, upon the occurrence of certain events. The value to employees of these equity incentives that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with certain of our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees.

If we and NantOmics are unable to support demand for our sequencing and molecular analysis solutions, including ensuring that we have adequate capacity to meet increased demand, or we or NantOmics are unable to successfully manage the evolution of its molecular information platform, our business could suffer.

As our volume grows, we will need to continue to increase NantOmics’ workflow capacity for sample intake, improve our customer service, billing and general process, expand our internal quality assurance program, and with NantOmics’ assistance extend our platform to support comprehensive genomic analyses at a larger scale within expected turnaround times. Our sequencing and molecular analysis solutions will need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of our molecular information products. Portions of our process are not automated and will require additional personnel to scale. We and NantOmics will also need to purchase additional equipment, some of which can take several months or more to procure, setup and validate, and increase our software and computing capacity to meet increased demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented, or that we will have adequate space in our laboratory facilities to accommodate such required expansion.

As additional products are commercialized, including molecular profiling solutions for additional disease indications, we and NantOmics will need to incorporate new equipment, implement new technology systems and laboratory processes, and hire new personnel with different qualifications. Failure to manage growth or transition could result in turnaround time delays, higher product costs, declining product quality, deteriorating customer service, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products, and could damage our reputation and the prospects for our business.

Risks related to our business generally

We have in the past and may in the future acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

Part of our business model is the acquisition of technologies and businesses that promote our transformational vision for the future of healthcare delivery. We have in the past and may in the future seek to acquire or invest in additional businesses, applications and services or technologies that we believe complement or expand our offering, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

For example, we acquired Harris Healthcare Solutions, a division of Harris Corporation, a publicly traded clinical systems integration company, in July 2015 to add to our comprehensive offering. Achieving the benefits of these acquisitions will depend upon the successful integration into our existing operations, and we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•	difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

•	diversion of management’s attention from other business concerns;

•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not yield expected returns, we have in the past and may in the future, be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

We cannot assure you that we will be successful in integrating Harris Healthcare Solutions or other businesses or technologies we may acquire. The failure to successfully integrate these businesses could have a material adverse effect on our business, financial condition, or results of operations.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, acts of terrorism, acts of war and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. Our corporate headquarters are in Culver City, California near major earthquake faults and fire zones. We attempt to mitigate these risks through various means including redundant infrastructure, disaster recovery plans, separate test systems and change control and system security measures, but our precautions will not protect against all potential problems. If clients’ access is interrupted because of problems in the operation of our facilities, we could be exposed to significant claims by clients or their patients, particularly if the access interruption is associated with problems in the timely delivery of funds due to clients or medical information relevant to patient care. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

As of the date of this prospectus, we serve our clients primarily from third-party data hosting facilities. We do not control the operation of these third-party facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at both facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted.

We are planning to transition most of our data hosting to NantCloud Services, LLC, or NantCloud, our recently acquired cloud business. In connection with this transition, we will be moving, transferring or installing some of our equipment, data and software to and in other facilities. Despite precautions taken during this process, any unsuccessful transfers may impair the delivery of our service. Further, any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, may cause clients to terminate services and may adversely affect our renewal rates and our ability to attract new clients. Our business may also be harmed if our clients and potential clients believe our service is unreliable.

If we fail to develop widespread brand awareness, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand is critical to achieving widespread adoption of our offering and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our offering.

Our marketing efforts depend significantly on our ability to receive positive references from our existing customers.

Our marketing efforts depend significantly on our ability to call on our current customers to provide positive references to new, potential customers. Given our limited number of long-term customers, the loss or dissatisfaction of any customer could substantially harm our brand and reputation, inhibit the market adoption of our offering and impair our ability to attract new customers and maintain existing customers. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

If we become subject to product liability or other litigation, we may incur substantial liabilities and may be required to limit commercialization of our current and any future products.

We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes and employment claims made by our current or former employees. For example, two of our former employees filed a complaint against us alleging they were terminated in violation of Florida’s Whistleblower Act and are seeking unspecified damages, including back pay, compensatory damages, punitive damages and attorneys’ fees. Litigation, regardless of merit, may result in substantial costs and may divert management’s attention and resources, which may harm our business. In addition, legal claims that have not yet been asserted against us may be asserted in the future.

Our services, some of which involve recommendations and advice to healthcare providers regarding complex business and operational processes, regulatory and compliance issues and patient treatment options, may give rise to liability claims by our members or by third parties who bring claims against us. Healthcare providers increasingly are the subject of litigation, and we cannot assure you that we would not also be the subject of such litigation based on our advice and services. In addition, the marketing, sale and use of our offering could lead to the filing of product liability claims were someone to allege that our offering identified inaccurate or incomplete information regarding the genomic alterations of the tumor or malignancy analyzed, reported inaccurate or incomplete information concerning the available therapies for a certain type of cancer, or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend.

We maintain product and other insurance, but this insurance may not fully protect us from the financial impact of defending against product liability or other claims. Any product liability or other claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current clients to terminate existing agreements and potential clients to seek other vendors, any of which could impact our results of operations.

We are subject to changes in and interpretations of financial accounting matters that govern the measurement of our performance, one or more of which could adversely affect our business.

Based on our reading and interpretations of relevant guidance, principles or concepts issued by, among other authorities, the American Institute of Certified Public Accountants, the Financial Accounting Standards Board and the SEC, we believe our current sales and licensing contract terms and business arrangements have been properly reported. However, there continue to be issued interpretations and guidance for applying the relevant standards to a wide range of sales and licensing contract terms and business arrangements that are prevalent in the software industry. Future interpretations or changes by the regulators of existing accounting standards or changes in our business practices could result in changes in our revenue recognition and/or other accounting policies and practices that could adversely affect our business.

Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

We have been experiencing a period of growth. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations in geographically-distributed locations. We also must attract, train and retain a significant number of qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Failure to manage our rapid growth effectively could lead us to over invest or under invest in technology and operations, could result in weaknesses in our infrastructure, systems or controls, could give rise to operational mistakes, losses, loss of productivity or business opportunities, and could result in loss of employees and reduced productivity of remaining employees. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue could decline or may grow more slowly than expected, and we may be unable to implement our business strategy.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the healthcare information technology and molecular analysis markets may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. For more information regarding our estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Market, Industry and Other Data.”

Risks related to intellectual property

We may be unable to adequately protect, and we may incur significant costs in enforcing, our intellectual property and other proprietary rights.

Our success depends in part on our ability to enforce our intellectual property and other proprietary rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license and access agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring certain of our employees and consultants to enter into confidentiality, noncompetition and assignment of inventions agreements. Our attempts to protect our intellectual property may be challenged by others or invalidated through administrative process or litigation.

We have developed and acquired numerous patents and patent applications and we possess substantial know-how and trade secrets relating to the development and commercialization of healthcare technology products and services. In July of 2015, we completed the acquisition of Harris Corporation’s commercial Healthcare Solutions business, a clinical systems integration innovator. As part of this acquisition, we acquired ownership of two United States issued patents. As of the date of this prospectus, our patent portfolio consists of four United States issued patents and approximately 30 pending United States patent applications related to certain of our proprietary technology, inventions and improvements, approximately three pending patent applications in jurisdictions outside of the United States, as well as three pending Patent Cooperation Treaty, or PCT, patent applications.

In addition, if any patents are issued in the future, they may not provide us with any competitive advantages, or may be successfully challenged by third parties. Agreement terms that address non-competition are difficult to enforce in many jurisdictions and may not be enforceable in any particular case. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products or services similar to ours, or use trademarks similar to ours, each of which could materially harm our business. Existing United States federal and state intellectual property laws offer only limited protection. Moreover, the laws of other countries in which we now or may in the future conduct operations or contract for services may afford little or no effective protection of our intellectual property. Further, our platforms incorporate open source software components that are licensed to us under various public domain licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses and therefore the potential impact of such terms on our business is somewhat unknown. The failure to adequately protect our intellectual property and other proprietary rights could materially harm our business.

The patent application process, also known as patent prosecution, is expensive and time consuming, and we and any future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. Defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, and the like, although we are unaware of any such defects that we believe are of material importance. If we or any future licensors or licensees, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation or prosecution of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The strength of patent rights involves complex legal and scientific questions and can be uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law or rules in ways affecting the scope or validity of issued patents.

The patent applications that we own may fail to result in issued patents in the United States or foreign countries with claims that cover our products or services. Even if patents do successfully issue from the patent applications that we own, third parties may challenge the validity, enforceability or scope of such patents, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful challenge to our patents could deprive us of exclusive rights necessary for the successful commercialization of our products and services. Furthermore, even if they are unchallenged, our patents may not adequately protect our products and services, provide exclusivity for our products and services, or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents we hold or pursue with respect to our products and services is challenged, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize our products and services.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years after its effective filing date and the natural expiration of a design patent is generally 14 years after its issue date. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection for our products and services, we may be open to competition. Further, if we encounter delays in our development efforts, the period of time during which we could market our products and services under patent protection would be reduced.

In addition to the protection afforded by patents, we also rely on trade secret protection to protect proprietary know-how that may not be patentable or that we elect not to patent, processes for which patents may be difficult to obtain or enforce, and any other elements of our products and services that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could significantly affect our competitive position and may have a material adverse effect on our business. Furthermore, trade secret protection does not prevent competitors from independently developing substantially equivalent information and techniques and we cannot guarantee that our competitors will not independently develop substantially equivalent information and techniques.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent prosecution process. Periodic maintenance fees and various other governmental fees on any issued patent and/or pending patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent or patent application. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are many situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we fail to maintain the patents and patent applications directed to our products and services, our competitors might be able to enter the market earlier than should otherwise have been the case, which would have a material adverse effect on our business.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products and services.

Third parties have asserted and may in the future assert that we are employing their proprietary technology without authorization. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect that competitors will claim that our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. We occasionally receive letters from third parties inviting us to take licenses under, or alleging that we infringe, their patents or trademarks. Third parties may have obtained, and may in the future obtain, patents under which such third parties may claim that the use of our technologies constitutes patent infringement.

We could incur substantial costs and divert the attention of our management and technical personnel in defending ourselves against any of these claims. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our business. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize, and sell products or services, and could result in the award of substantial damages against us, potentially including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. In the event of a successful claim of infringement or misappropriation against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from selling certain products or services, all of which could have a material adverse impact on our business.

In addition, we may be unable to obtain these licenses at a reasonable cost, if at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Moreover, we could encounter delays in product or service introductions while we attempt to develop alternative products or services. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products would materially affect our ability to grow and maintain profitability and have a material adverse impact on our business.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

We may not be able to protect our intellectual property rights throughout the world.

Third parties may attempt to commercialize competitive products or services in foreign countries where we do not have any patents or patent applications where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents on our products and services in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries. For example, Europe has a heightened requirement for patentability of software inventions. Thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products and services to territories where we have patent protection, but enforcement on infringing activities is inadequate. These products or services may compete with ours, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Developments in U.S. patent law could have a negative impact on our business.

As is the case with other healthcare technology companies, our success is in part dependent on intellectual property, particularly on obtaining and enforcing patents. Obtaining and enforcing patents in the healthcare technology industry involves both technological and legal complexity, and therefore, is costly, time consuming, and inherently uncertain. In addition, the United States has recently enacted and has now implemented wide-ranging patent reform legislation. Further, recent United States Supreme Court rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

For our United States patent applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act, or the America Invents Act, or AIA, was signed into law. The AIA includes a number of significant changes to United States patent law, including provisions that affect the way patent applications will be prosecuted and enforced in any patent litigation. The USPTO developed regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA. It is not clear what other, if any, impact the AIA will have on the operation of our business. Moreover, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO on or after March 16, 2013 before us could therefore be awarded a patent covering an invention of ours even if we were the first to conceive of the invention. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Because patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (1) file any patent application related to our products or services or (2) invent any of the inventions claimed in our patents or patent applications.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our United States patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings necessary to invalidate a patent claim compared to the evidentiary standard in United States federal court, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence may be insufficient to invalidate the claim if first presented in a district court action.

Two cases, one involving diagnostic method claims and the other involving “gene patents” were recently decided by the Supreme Court. On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative v. Prometheus Laboratories, or Prometheus, a case involving patent claims directed to optimizing the amount of drug administered to a specific patient. According to that decision, Prometheus’ claims failed to incorporate sufficient inventive content above and beyond mere underlying natural correlations to allow the claimed processes to qualify as patent-eligible processes that apply natural laws. On June 13, 2013, the Supreme Court subsequently decided Association for Molecular Pathology v. Myriad Genetics, or Myriad, a case brought by multiple plaintiffs challenging the validity of patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2, holding that isolated genomic DNA that exists in nature, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patentable subject matter, but that cDNA, which is an artificial construct created from RNA transcripts of genes, may be patent eligible.

On July 3, 2012, the USPTO issued a memorandum to patent examiners providing interim guidelines for examining process claims for patent eligibility in view of the Supreme Court decision in Prometheus. The guidance indicates that claims directed to a law of nature, a natural phenomenon, or an abstract idea that do not meet the eligibility requirements should be rejected as non-statutory subject matter.

Furthermore, a case involving financial software was even more recently been decided by the Supreme Court. On June 19, 2014, the Supreme Court issued a decision in Alice Corp. Pty. Ltd. v. CLS Bank Int’l, or Alice, a case involving patent claims directed to methods of exchanging obligations as between parties so as to mitigate settlement risk in financial transactions, computer systems configured to carry out the method, and computer-readable media containing program code for performing the method. In Alice, the Court applied the analytic framework from Prometheus and extended its application to all types of claims. According to that decision, Alice Corp’s claims failed to incorporate sufficient inventive content above and beyond the mere idea of intermediated transaction to allow the claimed processes to qualify as patent-eligible processes that apply the idea in a particular way to solve a problem.

On December 16, 2014, the USPTO issued interim guidelines for examining claims for patent eligibility in view of the Supreme Court decision in Alice. The guidance indicates that claims reciting an abstract idea that do not include significantly more than the idea itself should be rejected as non-statutory subject matter. We also cannot assure you that our efforts to seek patent protection for our technology, products, and services will not be negatively impacted by the decision in Alice, rulings in other cases, or changes in guidance or procedures issued by the USPTO.

We cannot assure you that our efforts to seek patent protection for our technology and products will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. More specifically, we cannot fully predict what impact the Supreme Court’s decisions in Prometheus, Myriad and Alice may have on the ability of healthcare technology companies or other entities to obtain or enforce patents relating to genomic discoveries, diagnostic products and services or computer-implemented inventions in the future. Despite the USPTO’s guidance described above, these decision are new and the contours of when certain claims allegedly directed to laws of nature, natural phenomenon or abstract ideas meet the patent eligibility requirements are not clear and may take many years to develop via interpretation in the courts.

There are many patents claiming diagnostic methods based on similar or related correlations that issued before Prometheus, and although some of these patents may be invalid under the standard set forth in Prometheus, until successfully challenged, these patents are presumed valid and enforceable, and certain third parties could allege that we infringe, or request that we obtain a license to, these patents. Whether based on patents issued prior to or after Prometheus, we could have to defend ourselves against claims of patent infringement, or choose to license rights, if available, under patents claiming such methods. Similarly, there are many patents claiming software and/or business methods that include an abstract idea that issued before Alice, and although some of these patents may be invalid under the standard set forth in Prometheus and Alice, until successfully challenged, these patents are presumed valid and enforceable, and certain third parties could allege that we infringe, or request that we obtain a license to, these patents. Whether based on patents issued prior to or after Alice, we could have to defend ourselves against claims of patent infringement, or choose to license rights, if available, under patents claiming such software or business methods. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages or be subjected to an injunction that would prevent us from utilizing the patented subject matter in question if we are unable to obtain a license on reasonable terms. Such outcomes could materially affect our ability to offer our products and have a material adverse impact on our business. Even if we are able to obtain a license or successfully defend against claims of patent infringement, the cost and distraction associated with the defense or settlement of these claims could have a material adverse impact on our business. Moreover, one or more of our pending United States patent applications may be rejected based on the changes in the law and the standards set forth in Prometheus, Myriad, Alice, or other cases. Our ability to secure United States patent rights could be impaired if we cannot overcome such rejections, which could have a material adverse impact on our business. In addition, one or more of our issued United States patents could be challenged on the basis of the law and the standards set forth in Prometheus, Myriad, Alice, or other cases, which could have a material adverse impact on our business. Further, on July 30, 2015, in response to the public comment on the Interim Eligibility Guidance, the USPTO issued an update pertaining to the Interim

Eligibility Guidance. The Updated Eligibility Guidance includes additional examples from the case law and is intended to assist examiners in applying the Interim Eligibility Guidance during the patent examination process.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other healthcare companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our products and services. We may also be subject to claims that former employees, consultants, independent contractors or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. If we fail in defending any such claims, in addition to paying monetary damages, we may lose our rights therein. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

We rely in part on trademarks to distinguish our products and services from those of other entities. Trademarks may be opposed or cancelled and we may be involved in lawsuits or other proceedings to protect or enforce our trademarks.

We rely on trademarks, in the United States and in certain foreign jurisdictions, to distinguish our products and services in the minds of our customers and our business partners from those of other entities. Third parties may challenge our pending trademark applications through opposition proceedings in the United States, or comparable proceedings in foreign jurisdictions, in which they seek to prevent registration of a mark. Our registered trademarks may be subject to cancellation proceedings in the United States, or comparable proceedings in foreign jurisdictions, in which a third party seeks to cancel an existing registration. To enforce our trademark rights, we may be involved in lawsuits or other proceedings which could be expensive, time-consuming and uncertain.

Our corporate name, NantHealth, and the names of our products and services have not been trademarked in each market where we operate and plan to operate. Our trademark applications for our corporate name or the name of our products and services may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections, which we may be unable to overcome in our responses. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

Risks related to reimbursement and government regulation

If we fail to comply with applicable health information privacy and security laws and other state and federal privacy and security laws, we may be subject to significant liabilities, reputational harm and other negative consequences, including decreasing the willingness of current and potential customers to work with us.

We are subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA established uniform federal standards for certain “covered entities,” which include certain healthcare providers, healthcare clearinghouses, and health plans, governing the conduct of specified electronic healthcare transactions and protecting the security and privacy of protected health information, or PHI. The Health Information Technology for Economic and Clinical Health Act, or HITECH Act, which became effective on February 17, 2010, makes HIPAA’s security standards directly applicable to “business associates,” which are independent contractors or agents of covered entities that create, receive, maintain, or transmit PHI in connection with providing a service for or on behalf of a covered entity. The

HITECH Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and certain other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA’s requirements and seek attorney’s fees and costs associated with pursuing federal civil actions.

A portion of the data that we obtain and handle for or on behalf of our customers is considered PHI, subject to HIPAA. Under HIPAA and our contractual agreements with our HIPAA covered entity health plan customers, we are considered a “business associate” to those customers, and are required to maintain the privacy and security of PHI in accordance with HIPAA and the terms of our business associate agreements with customers, including by implementing HIPAA-required administrative, technical and physical safeguards. We have incurred, and will continue to incur, significant costs to establish and maintain these safeguards and, if additional safeguards are required to comply with HIPAA regulations or our customers’ requirements, our costs could increase further, which would negatively affect our operating results. Furthermore, we cannot guarantee that such safeguards have been and will continue to be adequate. If we have failed or fail in the future to maintain adequate safeguards, or we or our agents and subcontractors use or disclose PHI in a manner prohibited or not permitted by HIPAA or our business associate agreements with our customers, or if the privacy or security of PHI that we obtain and handle is otherwise compromised, we could be subject to significant liabilities and consequences, including, without limitation:

•	breach of our contractual obligations to customers, which may cause our customers to terminate their relationship with us and may result in potentially significant financial obligations to our customers;

•	investigation by the federal and state regulatory authorities empowered to enforce HIPAA and other data privacy and security laws, which include the U.S. Department of Health and Human Services, the Federal Trade Commission and state attorneys general, and the possible imposition of civil and criminal penalties;

•	private litigation by individuals adversely affected by any violation of HIPAA, HITECH or comparable state laws for which we are responsible; and

•	negative publicity, which may decrease the willingness of current and potential future customers to work with us and negatively affect our sales and operating results.

Further, we publish statements to end users of our services that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders.

Federal or state governmental authorities may impose additional data security standards or additional privacy or other restrictions on the collection, use, maintenance, transmission and other disclosures of health information. Legislation has been proposed at various times at both the federal and the state level that would limit, forbid or regulate the use or transmission of medical information outside of the United States. Such legislation, if adopted, may render our use of off-shore partners for work related to such data impracticable or substantially more expensive. Alternative processing of such information within the United States may involve substantial delay in implementation and increased cost.

If we fail to comply with federal and state healthcare laws and regulations, including those governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

We are subject to certain federal and state laws and regulations designed to protect patients, governmental healthcare programs, and private health plans from fraudulent and abusive activities. These laws include anti-

kickback restrictions and laws prohibiting the submission of false or fraudulent claims. These laws are complex and their application to our specific products, services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Federal and state regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules. From time to time in the future, we may receive inquiries or subpoenas to produce documents in connection with such activities. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted to these efforts. Furthermore, third parties have in the past alleged, and may in the future allege that we have sought federal funding in a manner that may violate federal or state law. Though we dispute such allegations, if we are found to be in violation of any federal or state fraud and abuse laws, we could be subject to civil and criminal penalties, and we could be excluded from participating in federal and state healthcare programs such as Medicare and Medicaid. The occurrence of any of these events could significantly harm our business and financial condition.

Provisions in Title XI of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, prohibit the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in cash or in kind, in return for or to reward the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments or providing anything at less than its fair market value. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals which are applicable to all patients regardless of whether the patient is covered under a governmental health program or private health plan. We attempt to scrutinize our business relationships and activities to comply with the federal anti-kickback statute and similar laws; and we attempt to structure our sales and group purchasing arrangements in a manner that is consistent with the requirements of applicable safe harbors to these laws. We cannot assure you, however, that our arrangements will be protected by such safe harbors or that such increased enforcement activities will not directly or indirectly have an adverse effect on our business financial condition or results of operations. Any determination by a state or federal agency that any of our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, monetary fines, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, curtailment of our operations, could require us to change or terminate some portions of or operations or business, could disqualify us from providing services to healthcare providers doing business with government programs and, thus, could have an adverse effect on our business.

Our business is also subject to numerous federal and state laws, including the civil False Claims Act, that forbid the knowing submission or “causing the submission” of false or fraudulent information or the failure to disclose information in connection with the submission and payment of claims for reimbursement to Medicare, Medicaid, federal healthcare programs or private health plans. Analogous state laws and regulations may apply to our arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors. Additionally, HIPAA also imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters.

These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Errors created by our products or consulting services that relate to entry, formatting, preparation or transmission of claim or cost report information may be determined or alleged to be in violation of these laws and regulations. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability, monetary fines, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, curtailment of our operations, could adversely affect demand for our services, could invalidate all or portions of some of our customer contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees, could cause us to be disqualified from serving customers doing business with government payors and could have an adverse effect on our business.

If commercial third-party payors or government payors fail to provide coverage or adequate reimbursement, or if there is a decrease in the amount of reimbursement for our sequencing and molecular analysis solutions, including GPS Cancer, or future products we develop, if any, our revenue and prospects for profitability would be harmed.

In both domestic and foreign markets, sales of our sequencing and molecular analysis solutions, including GPS Cancer, and other products and services we develop will depend, in large part, upon the availability of reimbursement from third-party payors. These third-party payors include government healthcare programs such as Medicare, managed care providers, private health insurers, and other organizations. In particular, we believe that obtaining a positive national coverage decision and favorable reimbursement rate from the Centers for Medicare and Medicaid Services, or CMS, for our sequencing and molecular analysis solutions, including GPS Cancer, will be a necessary element in achieving material commercial success. Physicians and patients may not order our sequencing and molecular analysis solutions unless commercial third-party payors and government payors pay for all, or a substantial portion, of the list price, and certain commercial third-party payors may not agree to reimburse our sequencing and molecular analysis solutions if CMS does not issue a positive coverage decision.

There is currently no national coverage decision that determines whether and how our sequencing and molecular analysis solutions, including GPS Cancer, is covered by Medicare. In the absence of a national coverage decision, local Medicare contractors that administer the Medicare program in various regions have some discretion in determining coverage and therefore payment for tests. We do not currently receive any payment for our sequencing and molecular analysis solutions provided to patients covered by Medicare. If CMS does not issue a positive national coverage decision with respect to our sequencing and molecular analysis solutions, or if CMS denies reimbursement of our sequencing and molecular analysis solutions, withdraws its coverage policies after reimbursement is obtained, reviews and adjusts the rate of reimbursement, or stops paying for our sequencing and molecular analysis solutions altogether, our revenue and results of operations would be adversely affected.

Commercial third-party payors and government payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage on which diagnostic products they will pay for and the amounts that they will pay for new molecular diagnostic products. Because of the cost-containment trends, commercial third-party payors and government payors that currently provide reimbursement for, or in the future cover, our sequencing and molecular analysis solutions, including GPS Cancer, may reduce, suspend, revoke, or discontinue payments or coverage at any time. Further, a payor’s decision to provide coverage for a product or service does not imply that an adequate reimbursement rate will be approved. Additionally, one payor’s determination to provide coverage does not assure that other payors will also provide coverage. Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment.

As a result, there is significant uncertainty surrounding whether the use of products that incorporate new technology, such as our sequencing and molecular analysis solutions, including GPS Cancer, will be eligible for coverage by commercial third-party payors and government payors or, if eligible for coverage, what the reimbursement rates will be for those products. The fact that a diagnostic product has been approved for reimbursement in the past, for any particular indication or in any particular jurisdiction, does not guarantee that such a diagnostic product will remain approved for reimbursement or that similar or additional diagnostic products will be approved in the future. Reimbursement of NGS-based cancer products by commercial third-party payors and government payors may depend on a number of factors, including a payor’s determination that products enabled by our molecular profiling solution are:

•	not experimental or investigational;

•	medically necessary;

•	appropriate for the specific patient;

•	cost-effective;

•	supported by peer-reviewed publications;

•	included in clinical practice guidelines; and

•	supported by clinical utility studies.

As a result, our efforts to receive reimbursement on behalf of patients will take a substantial amount of time and may require the development of clinical data to support that our products have clinical utility and improve patient outcomes, or commercial third-party payors and government payors may never cover or provide adequate payment for our sequencing and molecular analysis solutions, including GPS Cancer, or future molecular profiling tools we develop. Our strategy to achieve broad reimbursement coverage is focused on demonstrating the clinical utility and economic benefits of our sequencing and molecular analysis solutions, engaging with key members of the oncology community and increasing physician demand, but there is no assurance that we will succeed in any of these areas or that, even if we do succeed, we will receive favorable reimbursement decisions. If adequate third-party reimbursement is unavailable we may not be able to maintain price levels sufficient to realize an appropriate return on investment in product development. Furthermore, if a commercial third-party payor or government payor denies coverage, it may be difficult for us to collect from the patient, and we may not be successful.

In addition, we are currently considered a “non-contracting provider” by commercial third-party payors because we have not entered into specific contracts to provide GPS Cancer to their covered patients, and as a result we take on primary responsibility for obtaining reimbursement on behalf of patients. If we were to become a contracting provider in the future, the amount of overall reimbursement we receive may decrease if we were to be reimbursed less money per product performed at a contracted rate than at a non-contracted rate, which could have a negative impact on our revenue. Further, we may be unable to collect payments from patients beyond that which is paid by their coverage and will experience lost revenue as a result.

If we fail to comply with the way states and the FDA regulates tests that are developed, manufactured, validated and performed by laboratories like NantOmics, such failure could result in delay or additional expense in offering our tests and tests that we may develop in the future.

Several states require that we and NantOmics hold laboratory licenses to test specimens from patients in those states. Other states may have similar requirements or may adopt similar requirements in the future. We may be subject to regulation in foreign jurisdictions as we seek to expand international distribution of our products, which may require review of our products in order to offer our services or may have other limitations such as prohibitions on the export of tissue necessary for us to perform our tests that may limit our ability to distribute outside of the United States.

In addition, NantOmics is subject to the Clinical Laboratory Improvement Amendments of 1988, or CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, or treatment of disease. CLIA regulations mandate specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance, and inspections. NantOmics has a current certificate of accreditation under CLIA to conduct our genomic sequencing and molecular analyses through our accreditation by CAP. To renew this certificate, NantOmics is subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of NantOmics’ clinical reference laboratory.

Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing licensure, or NantOmics’ failure to renew a CLIA certificate, a state or foreign license, or accreditation, could have a material adverse effect on our business. Most CLIA deficiencies are not classified as “condition-level” deficiencies, and there are no adverse effects upon the laboratory operations as long as the deficiencies are corrected. Remediation of these deficiencies is a routine matter, with corrections occurring within several hours or weeks. More serious CLIA deficiencies could rise to the level of “condition-level” deficiencies, and CMS has the authority to impose a wide range of sanctions, including revocation of the CLIA certification along with a bar on the ownership or operation of a CLIA certified laboratory by any owners or operators of the deficient laboratory. There is an administrative hearing procedure that can be pursued by the laboratory in the event of imposition of such sanctions, during which the sanctions are stayed, but the process can take a number of years to complete. If NantOmics was to lose its CLIA certification or CAP accreditation, we would not be able to offer our clinical reference laboratory services, which would result in material harm to our business and results of operations.

While the FDA currently exercises its enforcement discretion for laboratory-developed tests, or LDTs, by not enforcing its regulations, the FDA has stated that it has a mandate to regulate in this field and that it intends to address LDT regulation using a risk-based, phased-in approach similar to the existing in vitro diagnostic framework. Moreover, the FDA could disagree with our current assessment that NantOmics’ sequencing services is a LDT, and could require us or NantOmics to seek clearance or approval for such sequencing services for clinical use. If the FDA requires us or NantOmics to seek clearance or approval to offer NantOmics’ sequencing services or any of our future products for clinical use, we may not be able to obtain such approvals on a timely basis, or at all. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning letters; fines; injunctions; civil or criminal penalties; recall or seizure of current or future products; operating restrictions; partial suspension or total shutdown of production; denial of applications; or challenges to clearances or approvals. We cannot provide any assurance that FDA regulation, including premarket review, will not be required for our molecular profiling solution. If premarket review is required, our business could be negatively impacted if we are required to stop selling molecular profiling solution pending their clearance or approval or the launch of any new products that we develop could be delayed by new requirements.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, may have a material adverse effect on our financial condition, results of operations and cash flows.

In March 2010, the Patient Protection and Affordable Care Act, or the ACA was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other things, the ACA:

•	requires each medical device manufacturer to pay an excise tax equal to 2.3% of the price for which such manufacturer sells its medical devices, beginning in 2013. This tax may apply to GPS Cancer and some or all of our products which are in development.

•	mandates a reduction in payments for clinical laboratory services paid under the Medicare Clinical Laboratory Fee Schedule of 1.75% for the years 2011 through 2015. In addition, a productivity adjustment is made to the fee schedule payment amount.

•	establishes an Independent Payment Advisory Board to reduce the per capita rate of growth in Medicare spending. The Independent Payment Advisory Board has broad discretion to propose policies, which may have a negative impact on payment rates for our products beginning in 2016.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. The taxes imposed by the new federal legislation and the expansion of government’s role in the U.S. healthcare industry as well as changes to the reimbursement amounts paid by payors for our product and future products or our medical procedure volumes may reduce our profits and have a materially adverse effect on our business, financial condition, results of operations, and cash flows. Moreover, Congress has proposed on several occasions to impose a 20% coinsurance on patients for clinical laboratory tests reimbursed under the clinical laboratory fee schedule, which would require us to bill patients for these amounts. Because of the relatively low reimbursement for many clinical laboratory tests, in the event that Congress were to ever enact such legislation, the cost of billing and collecting for these tests would often exceed the amount actually received from the patient and effectively increase our costs of billing and collecting.

Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on pricing for certain products and services in the healthcare industry. Such reforms could have an adverse effect on our anticipated revenues.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We currently engage in business and sales with government and state-owned hospitals outside of the United States. In addition, we engage third party intermediaries to promote and sell our products and solutions abroad and/or to obtain necessary permits, licenses, and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

Prior to the completion of this offering, we will adopt an anti-corruption policy, which will be effective upon the completion of this offering, and expect to prepare and implement procedures to ensure compliance with such policy. The anti-corruption policy mandates compliance with the FCPA and other anti-corruption laws applicable to our business throughout the world. However, we cannot assure you that our employees and third party intermediaries will comply with this policy or such anti-corruption laws. Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas, investigations, or other enforcement actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor which can result in added costs and administrative burdens.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products and solutions outside of the United States must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our products or solutions or changes in applicable export or import laws and regulations may create delays in the introduction, provision, or sale of our products and solutions in international markets, prevent customers from using our products and solutions or, in some cases, prevent the export or import of our products and solutions to certain countries, governments or persons altogether. Any limitation on our ability to export, provide, or sell our products and solutions could adversely affect our business, financial condition and results of operations.

We may be subject to fines, penalties or legal liability, if it is determined that through our eviti or molecular analysis solutions we are practicing medicine without a license.

Our eviti reports delivered to physicians provide information regarding FDA-approved therapies and clinical trials that oncologists may use in making treatment decisions for their patients, and our GPS Cancer report provides detailed genomic data about a patient and can make personalized therapy recommendations based on that data. We make members of our organization available to discuss the information provided in the report. State laws prohibit the practice of medicine without a license. Our customer service representatives provide support to our customers, including assistance in interpreting the results of the eviti and GPS Cancer reports. A governmental authority or third party could allege that the identification of available therapies and clinical trials in our reports and the related customer service we provide constitute the practice of medicine. A state may seek to have us discontinue the inclusion of certain aspects of our reports or the related services we provide or subject us to fine, penalties, or licensure requirements. Any determination that we are practicing medicine without a license may result in significant liability to us.

Errors or illegal activity on the part of our clients may result in claims against us.

We rely on our clients, and we contractually obligate them, to provide us with accurate and appropriate data and directives for our actions. We rely upon our clients as users of our systems infrastructure, including cOS, for key activities to produce proper claims for reimbursement. Failure of clients to provide these data and directives or to perform these activities may result in claims against us that our reliance was misplaced.

Our services present the potential for embezzlement, identity theft or other similar illegal behavior by our employees or subcontractors with respect to third parties.

Our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties or otherwise gain access to their data or funds. If any of our employees or subcontractors takes, converts or misuses such funds, documents or data, we could be liable for damages, and our business reputation could be damaged or destroyed.

Risks related to this offering and our common stock

Our Chairman and Chief Executive Officer and entities affiliated with him collectively own and will own after this offering a significant majority of our common stock and will exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

Based upon the assumed number of shares to be sold in this offering as set forth on the cover page of this prospectus, our Chairman and Chief Executive Officer, Dr. Soon-Shiong, and entities affiliated with him, will collectively beneficially own     % of our outstanding shares of common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no purchasing of shares by Dr. Soon-Shiong and his affiliates in this offering). Dr. Soon-Shiong and his affiliates will therefore have significant influence over management and significant control over matters requiring stockholder approval, including the annual election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control will limit stockholders’ ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

We may have difficulty operating as an independent, publicly traded company.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, providing direct access to equity capital and a tailored capital structure, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we currently expect, if at all. Because our business has previously operated as part of the larger NantWorks group of affiliated companies, we may not be able to successfully implement the changes necessary to operate independently. For example, we will need to implement and monitor new corporate governance policies and expand our board of directors to comply with SEC and NASDAQ requirements. Implementation and monitoring of these policies and procedures may take longer than we expect. Additionally, new appointees to our board of directors will have limited familiarity with our offerings, business and strategy, and it may take time for such appointees to become conversant in our business. Implementing these changes may take longer than we expect, result in the incurrence of additional costs or divert management’s attention, which could adversely affect our business.

We do not know whether an active and liquid trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your common stock.

Prior to this offering, there has been no public market for our common stock. An active trading market for our shares may never develop or be sustained following this offering, on NASDAQ, on which we intend to apply to have our common stock listed, or otherwise. If an active market for our common stock does not develop, it may be difficult for you to sell common stock you purchase in this offering without depressing the market price for the common stock or you may not be able to sell your shares at all. The initial public offering price for our common stock will be determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price for our common stock after this offering. The initial public offering price may vary from the market price of our common stock after the offering. As a result of these and other factors, you may not be able to sell your common stock at or above the initial public offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling additional common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our common stock as consideration.

We expect that our trading price will fluctuate significantly and investors may not be able to resell their shares at or above the initial public offering price.

The trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price, if at all. The market price for our common stock may be influenced by many factors, including:

•	actions regarding our products under development, including announcements regarding clinical or regulatory decisions or developments;

•	announcements by us or our competitors of new products, significant contracts, commercial relationships or capital commitments and the timing of these introductions or announcements;

•	adverse regulatory or reimbursement announcements;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•	the results of our efforts to develop additional products;

•	our dependence on our customers, partners and collaborators;

•	regulatory or legal developments in the United States or other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key management or other personnel;

•	our ability to successfully commercialize our future products;

•	the level of expenses related to any of our products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	actual or anticipated quarterly variations in our financial results or those of our competitors;

•	any change to the composition of the board of directors or key personnel;

•	expiration of contractual lock-up agreements with our executive officers, directors and security holders;

•	sales of common stock by us or our stockholders in the future, as well as the overall trading volume of our common stock;

•	changes in the structure of healthcare payment systems;

•	commencement of, or our involvement in, litigation;

•	general economic, industry and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	the other factors described in this “Risk Factors” section.

In addition, the stock market in general, and NASDAQ and the healthcare industry in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations where the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, approximately             shares will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section titled “Shares Eligible for Future Sale.” The representatives of the underwriters however, may, in their discretion, permit our officers, directors and other security holders who have entered to lock-up agreements in connection with this offering to sell shares prior to the expiration of the lock-up agreements. Moreover, shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Following the closing of this offering, certain holders of approximately             shares of our common stock, including shares issuable upon the exercise of outstanding options, are entitled to certain rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the market price of our common stock.

In addition, we expect that additional capital may be needed in the future to continue our planned operations, including commercialization efforts and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ. The SEC and other regulators have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that have required the SEC to adopt additional rules and regulations in these areas. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations, and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

Our independent registered public accounting firm may not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, depending on whether we choose to rely on certain exemptions set forth in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our ordinary shares.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to annual limitations on its ability to use its pre-change net operating loss carryforwards or other tax attributes, or NOLs, to offset future taxable income or reduce taxes. Our past issuances of stock and other changes in our stock ownership may have resulted in ownership changes within the meaning of Section 382 of the Code; accordingly, our pre-change NOLs may be subject to limitation under Section 382. If we determine that we have not undergone an ownership change, the Internal Revenue Service could challenge our analysis, and our ability to use our NOLs to offset taxable income could be limited by Section 382 of the Code. Future changes in our stock ownership, including in connection with this offering and some of which are outside of our control, could result in ownership changes under Section 382 of the Code further limiting our ability to utilize our NOLs. Furthermore, our ability to use NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock may be investors’ sole source of gain for the foreseeable future.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock could be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act enacted in April 2012, and may remain an “emerging growth company” for up to five years following the completion of this offering. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year during which we have annual gross revenue of at least $1.0 billion, (iii) the date on which we are deemed to be a ‘‘large accelerated filer’’ under the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (a) more than $700.0 million in outstanding common equity held by our non-affiliates and (b) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last business day of our second fiscal quarter); or (iv) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities. For as long as we remain an “emerging growth company,” we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting requirements in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. We cannot predict whether investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be reduced or more volatile.

Because we qualify for, and intend to rely on, the exemptions from corporate governance requirements as a result of being a “controlled company” within the meaning of the NASDAQ listing standards, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon the completion of this offering, our Chairman and Chief Executive Officer, Dr. Soon-Shiong, and entities affiliated with him, will continue to control a majority of our common stock. As a result, we are a “controlled company” within the meaning of the NASDAQ listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors and (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, we intend to rely on certain of these exemptions. As a result, we will not have a nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

If you purchase our common stock in this offering, because the initial public offering price of our common stock will be substantially higher than our as adjusted net tangible book value per share following this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds our net tangible book value per share as of June 30, 2015. Net tangible book value is our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $        per share, based on the difference between the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the as adjusted net tangible book value per share of our outstanding common stock as of June 30, 2015.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We are not subject to the provisions of Section 203 of the Delaware General Corporation Law, which could negatively affect your investment.

We elected in our certificate of incorporation to not be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s voting stock. Our decision not to be subject to Section 203 will allow, for example, Dr. Soon-Shiong, our Chairman and Chief Executive Officer (who with entities affiliated with him beneficially own approximately         % of our common stock) to transfer shares in excess of 15% of our voting stock to a third-party free of the restrictions imposed by Section 203. This may make us more vulnerable to takeovers that are completed without the approval of our board of directors and/or without giving us the ability to prohibit or delay such takeovers as effectively.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be effective upon the completion of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders be called only by the board of directors, the president or the chief executive officer;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors; and

•	the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

•	We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•	The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

To the extent that a claim for indemnification is brought by any of our directors or officers, it would reduce the amount of funds available for use in our business.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The industry- and market-related estimates included in this prospectus are based on various assumptions and may prove to be inaccurate.

Industry- and market-related estimates included in this prospectus, including, without limitation, estimates related to our market size and industry data, are subject to uncertainty and are based on assumptions which may not prove to be accurate. This may have negative consequences, such as us overestimating our potential market opportunity. For more information, see the section titled “Market, Industry and Other Data.”

We are exposed to risks related to our international operations and failure to manage these risks may adversely affect our operating results and financial condition.

We are a global company with operations both inside and outside the United States. For example, we have four foreign wholly owned subsidiaries, NantHealth UK Ltd., NantHealth Singapore Private Ltd., NantHealth

Canada, Inc. and NantHealth Technologies India Private Ltd. As a result, a portion of our operations are conducted by and/or rely on entities outside the United States. We may therefore be denied access to our customers or suppliers as a result of economic, legislative, political and military conditions in such countries.

International operations are subject to a number of other inherent risks, and our future results could be adversely affected by a number of factors, including:

•	requirements or preferences for domestic products or solutions, which could reduce demand for our products;

•	differing existing or future regulatory and certification requirements;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulties in enforcing contracts;

•	difficulties and costs of staffing and managing non-U.S. operations;

•	the uncertainty of protection for intellectual property rights in some countries;

•	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our products;

•	greater risk of a failure of foreign employees to comply with both U.S. and foreign laws, including export and antitrust regulations, the U.S. Foreign Corrupt Practices Act and any trade regulations ensuring fair trade practices;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	potentially adverse tax consequences, including multiple and possibly overlapping tax structures; and

•	political and economic instability, political unrest and terrorism.

In addition, the expansion of our existing international operations and entry into additional international markets has required and will continue to require significant management attention and financial resources. These factors and other factors could harm our ability to gain future revenues and, consequently, materially impact our business, operations results and financial condition.

Our management team will have broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the proceeds of this offering in ways with which investors disagree.

Our management team will have broad discretion in the application of the net proceeds from this offering and could spend or invest the proceeds in ways with which our stockholders disagree. Accordingly, investors will need to rely on our management team’s judgment with respect to the use of these proceeds. We intend to use the proceeds from this offering for general corporate purposes, including commercializing new solutions and product extensions and pursuing targeted acquisitions. However, we currently have no agreements or commitments to complete any such transaction. These uses may not yield a favorable return to our stockholders.

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, we will have broad discretion in using these proceeds. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned “Prospectus summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the structural change in the market for healthcare in the United States, including uncertainty in the healthcare regulatory framework and regulatory developments in the United States and foreign countries;

•	the evolving treatment paradigm for cancer, including physicians’ use of molecular information and targeted oncology therapeutics and the market size for molecular information products;

•	physicians’ need for precision medicine products and any perceived advantage of our solutions over those of our competitors, including the ability of our comprehensive platform to help physicians treat their patients’ cancers;

•	our ability to generate revenue from sales of products enabled by our molecular and biometric information platforms to physicians in clinical settings;

•	our ability to increase the commercial success of our sequencing and molecular analysis solution;

•	our plans or ability to obtain reimbursement for our sequencing and molecular analysis solution, including expectations as to our ability or the amount of time it will take to achieve successful reimbursement from third-party payors, such as commercial insurance companies and health maintenance organizations, and government insurance programs, such as Medicare and Medicaid;

•	our ability to effectively manage our growth, including the rate and degree of market acceptance of our solutions;

•	our ability to offer new and innovative products and services;

•	our ability to attract new partners and clients;

•	our ability to estimate the size of our target market;

•	our ability to maintain and enhance our reputation and brand recognition;

•	consolidation in the healthcare industry;

•	competition which could limit our ability to maintain or expand market share within our industry;

•	restrictions and penalties as a result of privacy and data protection laws;

•	our use of “open source” software;

•	our ability to use, disclose, de-identify or license data and to integrate third-party technologies;

•	data loss or corruption due to failures or errors in our systems and service disruptions at our data centers;

•	breaches or failures of our security measures;

•	our reliance on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our users;

•	risks related to future acquisition opportunities;

•	the requirements of being a public company;

•	our ability to attract and retain key personnel;

•	our ability to obtain and maintain intellectual property protection for our solutions and not infringe upon the intellectual property of others;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act; and

•	our use of the net proceeds from this offering.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET, INDUSTRY AND OTHER DATA

We obtained the industry, market and similar data set forth in this prospectus from our own internal estimates and research, industry publications and surveys and studies conducted by third parties, such as McKinsey and Co., IDC and Gartner Research. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information and estimates.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of                 shares of our common stock in this offering will be $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds would be $         million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. More specifically, we anticipate that we will use the net proceeds from this offering, together with our existing cash, for general corporate purposes, including commercializing new solutions.

We may also use a portion of the net proceeds from this offering and our existing cash to in-license, acquire or invest in complementary business, technologies, products or assets. However, we have no current plans, commitments or obligations to do so.

We believe that the net proceeds from this offering and our existing cash will be sufficient to fund our operations through at least the next 12 months. This expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including the success of product development efforts and market dynamics while evaluating targeted acquisitions. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in using these proceeds. Investors will be relying on our judgment regarding the use of the net proceeds from this offering. Pending the use of proceeds as described above, we plan to invest the net proceeds that we receive in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We currently intend to retain any future earnings and do not anticipate paying any cash dividends on our common stock in the foreseeable future following the completion of this offering. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015:

•	on an actual basis;

•	on a pro forma basis, giving effect to the LLC Conversion; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments discussed above and our receipt of the net proceeds from our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2015
(in thousands, except unit, share and per share data)	Actual	Pro Forma(1)		Pro Forma As Adjusted(1)(2)
	(unaudited)
Cash and cash equivalents	$24,439	$		$

Series F units—no par value per unit, 53,580,996 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	150,000		—		—
Redeemable common stock, $0.001 par value, shares authorized, shares issued and outstanding (actual); shares issued and outstanding (pro forma as adjusted)

Stockholders’ equity:
Series G units—no par value per unit, 59,099,908 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	200,000		—		—
Series E units—no par value per unit, 35,720,664 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	100,000		—		—
Series D units—no par value per unit, 3,572,066 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	10,000		—		—
Series B units—no par value per unit, 19,109,603 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	50,000		—		—
Series A units—no par value per unit, 419,918,297 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	123,713		—		—
Series C units—no par value per unit, 3,475,308 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	1,230		—		—
Common stock, $0.001 par value, shares authorized, shares issued and outstanding (actual); shares issued and outstanding (pro forma as adjusted)	—
Additional paid-in capital	—
Accumulated deficit	(249,871)
Accumulated other comprehensive income	48

Total stockholders’ equity	235,120

Total capitalization	$385,120

(1)	Upon completion of the LLC Conversion, the following occurred and are reflected in this column:
(2)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock set forth in the table above is based on the number of shares outstanding as of June 30, 2015 after giving effect to the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC conversion,” and excludes:

•	shares of common stock issuable upon the vesting of units under our Profits Interests Plan that were issued as of June 30, 2015;

•	shares of common stock issuable upon the vesting of units under our Phantom Unit Plan that were outstanding as of June 30, 2015; and

•	shares of common stock reserved for future issuance under our 2016 Equity Incentive Plan, which will become effective in connection with the completion of this offering.

Nant Health, LLC is required to make tax distributions to equityholders to the extent it has taxable income attributable to the equityholders. Pursuant to the Eighth Amended and Restated Limited Liability Company agreement (the “LLC Agreement”) of Nant Health, LLC in existence prior to our conversion to a corporation, we were not required to pay any cash distributions to our equityholders as there were no tax obligations in respect to their equity interests in 2013 and 2014. Distributions to equityholders for the period from January 1, 2015 to the date of the LLC Conversion are dependent on taxable income, if any, attributable to the equityholders for such periods.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value as of June 30, 2015 was approximately $173.8 million, or $                  per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. As of June 30, 2015, we had $61.3 million intangible assets. Historical net tangible book value per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of June 30, 2015. Our pro forma net tangible book value as of June 30, 2015 was $        million, or $        per share, based on the total number of shares of our common stock outstanding as of June 30, 2015, after giving effect to the LLC Conversion.

After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2015 would have been $        million, or $        per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to new investors.

The following table illustrates this dilution:

(in millions)
Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2015	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering		$

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma net tangible book value per share to new investors by $            , and would increase (decrease) dilution per share to new investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be approximately $        per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $        per share of common stock.

The following table presents on a pro forma as adjusted basis as of June 30, 2015, after giving effect to the LLC Conversion, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and the average price per

share paid or to be paid to us at an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options are exercised or any outstanding restricted stock units have vested, new investors will experience further dilution.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock set forth in the table above is based on the number of shares outstanding as of June 30, 2015 after giving effect to the LLC Conversion described under the section titled “Certain relationships and related party transactions—LLC conversion,” and excludes:

•	shares of common stock issuable upon the vesting of units under our Profits Interests Plan that were issued as of June 30, 2015;

•	shares of common stock issuable upon the vesting of units under our Phantom Unit Plan that were outstanding as of June 30, 2015; and

•	shares of common stock reserved for future issuance under our 2016 Equity Incentive Plan, which will become effective in connection with the completion of this offering.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information and related notes is based on the historical financial information of our company, after giving effect to our equity method investment in NantOmics, LLC, or the NantOmics Investment, and the acquisition of Net.Orange, Inc., or NDO, or the NDO Acquisition.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 is presented as if the NantOmics Investment and the NDO Acquisition occurred on January 1, 2014. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015 is presented as if the NantOmics Investment occurred on January 1, 2014. The NDO Acquisition, including related acquisition adjustments, is included in the six months ended condensed consolidated and combined statement of operations and therefore does not require further effect within the six months ended June 30, 2015 pro forma condensed combined statement of operations.

An unaudited pro forma condensed combined balance sheet as of June 30, 2015 is not presented as both the NDO Acquisition, including related acquisition adjustments, and the NantOmics Investment are included in the historical consolidated balance sheet and therefore do not require further effect within the June 30, 2015 pro forma condensed combined balance sheet.

The historical financial information is adjusted in the unaudited condensed combined pro forma financial statements to give effect of pro forma adjustments that are (1) directly attributable to the transactions, (2) factually supportable, and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of our company.

The unaudited pro forma condensed combined statements of operations are based on estimates and assumptions which have been made solely for the purposes of developing such pro forma information. The pro forma adjustments arising from the NantOmics Investment are derived from the application of the equity method of accounting. Pro forma adjustments arising from the NDO Acquisition are derived from the estimated fair value of the assets acquired and liabilities assumed in that transaction. The unaudited pro forma condensed combined statements of operations also include certain purchase accounting adjustments such as increased amortization expense on acquired intangible assets and removal of transaction costs directly attributable to the NDO Acquisition. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The unaudited condensed combined pro forma financial information is not a projection of our results of operations or financial position for any future period or date. The preparation of the unaudited pro forma condensed combined financial information requires the use of certain estimates and assumptions, which may be materially different from our actual experience.

For the Year Ended December 31, 2014

(in thousands, except per share data)

	Historical		Pro Forma Adjustments
	NantHealth	NDO 1/1/2014 - 6/17/2014	NantOmics Investment		NDO Acquisition		Offering Transactions	E	Pro Forma Combined
Revenue:
Software and hardware	$8,372	$98	$—		$—		$—		$8,470
Software-as-a-service	9,778	1,154	—		—		—		10,932

Total software-related revenue	18,150	1,252	—		—		—		19,402

Maintenance	5,345	46	—		—		—		5,391
Other services	10,426	9	—		—		—		10,435

Total net revenue	33,921	1,307	—		—		—		35,228

Cost of Revenue:
Software and hardware	1,025	—	—		—		—		1,025
Software-as-a-service	8,026	1,528	—		—		—		9,554

Total software-related cost of revenue	9,051	1,528	—		—		—		10,579

Maintenance	438	—	—		—		—		438
Other services	7,047	—	—		—		—		7,047
Amortization of developed technologies	7,694	—	—		1,551	A	—		9,245

Total cost of revenue	24,230	1,528	—		1,551		—		27,309

Gross profit	9,691	(221)	—		(1,551)		—		7,919

Operating Expenses:
Selling, general and administrative	46,209	7,056	—		(239)	B,C	—		53,026
Research and development	16,979	—	—		—		—		16,979
Amortization of software license and acquisition-related assets	7,033	—	—		—		—		7,033
Impairment of intangible asset	24,150	—	—		—		—		24,150

Total operating expenses	94,371	7,056	—		(239)		—		101,188

Loss from operations	(84,680)	(7,277)	—		(1,312)		—		(93,269)
Interest expense, net	(980)	—	—		—		—		(980)
Other expense, net	(477)	—	—		—		—		(477)
Income (loss) from equity method investments	1,525	—	(7,845)	D	—		—		(6,320)

Loss before income taxes	(84,612)	(7,277)	(7,845)		(1,312)		—		(101,046)
Provision for income taxes	5	—	—		—		—		5

Net loss	(84,617)	(7,277)	(7,845)		(1,312)		—		(101,051)
Less: Net loss attributable to non-controlling interests	(192)	—	—		—		—		(192)

Net loss attributable to NantHealth	$(84,425)	$(7,277)	$(7,845)		$(1,312)		$—		$(100,859)

Net loss per share						F
Basic net loss per share
Diluted net loss per share

Number of shares:
Basic
Diluted

For the Six Months Ended June 30, 2015

(in thousands, except per share data)

	Historical	Pro Forma Adjustments
	NantHealth	NantOmics Investment		Offering Transactions	B	Pro Forma Combined
Revenue:
Software and hardware	$7,703	$—		$—		$7,703
Software-as-a-service	7,218	—		—		7,218

Total software-related revenue	14,921	—		—		14,921

Maintenance	5,040	—		—		5,040
Sequencing and molecular analysis	490	—		—		490
Other services	3,533	—		—		3,533

Total net revenue	23,984	—		—		23,984

Cost of Revenue:
Software and hardware	314	—		—		314
Software-as-a-service	3,790	—		—		3,790

Total software-related cost of revenue	4,104	—		—		4,104

Maintenance	212	—		—		212
Sequencing and molecular analysis	192	—		—		192
Other services	3,485	—		—		3,485
Amortization of developed technologies	4,557	—		—		4,557

Total cost of revenue	12,550	—		—		12,550

Gross profit	11,434	—		—		11,434
Operating Expenses:
Selling, general and administrative	34,239	—		—		34,239
Research and development	9,650	—		—		9,650
Amortization of software license and acquisition-related assets	22	—		—		22

Total operating expenses	43,911	—		—		43,911

Loss from operations	(32,477)	—		—		(32,477)
Interest expense, net	(628)	—		—		(628)
Other income, net	2,540	—		—		2,540
Loss from equity method investments	(145)	(4,831)	A	—		(4,976)

Loss before income taxes	(30,710)	(4,831)		—		(35,541)
Provision for income taxes	1	—		—		1

Net loss	$(30,711)	$(4,831)		$—		$(35,542)

Net loss per share			C
Basic net loss per share
Diluted net loss per share

Number of shares:
Basic
Diluted

1. Basis of Presentation and Description of Transactions

The unaudited pro forma condensed combined financial statements were prepared in accordance with U.S. GAAP and pursuant to U.S. Securities and Exchange Commission Regulation S-X Article 11, and present the pro forma financial position and results of operations of the combined transactions based upon historical information after giving effect to adjustments described in these Notes to the Unaudited Pro Forma Condensed Combined Financial Statements. An unaudited pro forma condensed combined balance sheet as of June 30, 2015 is not presented as the aforementioned transactions, including related acquisition adjustments, are included in our consolidated and combined balance sheet as of such date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and the six months ended June 30, 2015 are presented as if the transactions had occurred on January 1, 2014.

On June 18, 2014, we entered into a contribution and merger agreement with NDO and certain of its shareholders to acquire 100% of NDO’s equity we did not already own. NDO provides healthcare informatics solutions through its patented clinical Operating System that addresses population health issues and helps healthcare organizations implement a patient-centric virtually integrated care delivery model. The NDO Acquisition has been accounted for using the acquisition method of accounting in accordance with current accounting guidance for business combinations and non-controlling interests. As a result, the total purchase price for the acquisition has been allocated to the net identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed is recognized as goodwill. The allocation reflects management’s best estimates of fair value, which are based on key assumptions of the acquisition, including prior acquisition experience, benchmarking of similar acquisitions and historical data.

The NDO results have been consolidated in our financial statements beginning on the date of the acquisition. Therefore, the historical NDO column within the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 captures NDO’s results from the beginning of the period through the date of the acquisition. In addition, the NDO Acquisition, including related acquisition adjustments, is included in our six months ended condensed consolidated and combined statement of operations and therefore does not require further effect within the six months ended June 30, 2015 pro forma condensed combined statement of operations.

In June 2015, we invested a substantial portion of our available capital to acquire 168.5 million Series A-2 units in NantOmics, a majority owned subsidiary of NantWorks. Our investment represents approximately 14.2% of the issued and outstanding membership interests of NantOmics, and was completed for an aggregate purchase price of $250.0 million, consisting of $99.2 million in marketable securities and $150.8 million of cash. We account for our 14.2% ownership interest in NantOmics using the equity method of accounting and the percentage of NantOmics’ net loss attributable to our 14.2% interest is shown as loss from equity method investments in our consolidated statements of operations.

2. Total Purchase Price Consideration

The aggregate consideration for the NDO Acquisition was $40.1 million and consisted of the issuance of 6.9 million of our Series A units, settlement of preexisting outstanding debt NDO owed to us of $6.4 million, and $2.3 million in cash to repay a portion of NDO’s debt. As part of the acquisition, we issued 18.3 thousand Series C units to NDO’s former option holders who elected not to exercise those options prior to the close of the transaction.

Prior to the NDO Acquisition, NDO owed us $6.4 million for amounts we had provided to fund NDO’s operations. The acquisition of NDO effectively settled this preexisting relationship and the settlement was accounted for separately from the business combination. No settlement amount was recorded in our consolidated statement of operations for the year ended December 31, 2014 as the receivables were settled at their recorded amounts.

The following table summarizes the total consideration for the acquisition, including interest-bearing liabilities assumed and the impacts of the settlement of preexisting relationships:

(In thousands)	Estimated Fair Value
Fair value of acquired 60.9% interest	$16,619
Fair value of previously owned 39.1% investment	14,005
Debt repayment to NDO founder	2,335
Interest-bearing liabilities assumed	722
Settlement of preexisting relationships	6,393

Total consideration	$40,074

3. Estimated Purchase Price Allocation

The fair value of the identifiable assets acquired and liabilities assumed for the NDO Acquisition is shown in the table below:

(In thousands)	Estimated Fair Value
Assets acquired:
Cash and cash equivalents	$29
Non-cash net working capital, excluding deferred revenue	(3,773)
Fixed assets and other non-currents assets	332
Deferred revenue	(7,352)
Developed technology	23,400
Goodwill	27,438

Total fair value of net assets acquired	$40,074

The estimated useful life of the acquired developed technology intangible is 7 years. The excess of the purchase price over the net tangible and intangible assets of approximately $27.4 million was recorded as goodwill, which primarily reflects the expected future benefits to be realized upon integrating our existing software solutions with NDO’s cOS platform. The goodwill is not expected to be deductible for tax purposes.

4. Preliminary Pro Forma Financial Statement Adjustments

Unaudited Pro Forma Condensed Combined Statement of Operations

Pro Forma Adjustments for the Year Ended December 31, 2014:

(A)	Amortization of developed technologies—To record the net adjustment of $1.6 million related to the amortization of the fair value adjustments to intangible assets from the NDO Acquisition.

A total of $23.4 million of identifiable intangible assets were recognized related to the NDO Acquisition with an estimated average useful life of 7 years. The fair value adjustment for the acquired NDO developed technology intangible asset was valued primarily using a variation of the income approach.

(B)	Selling, general, and administrative expenses—To remove $0.4 million of transaction costs directly attributable to the NDO Acquisition.

(C)	Selling, general, and administrative expenses—To reflect $0.2 million of incremental amortization expense related to retention bonus payments paid to employees of NDO which were directly attributable to the NDO Acquisition and vest on a straight-line basis over 18 months. Since the retention bonuses vest over a period greater than 12 months (i.e., 18 months) from the acquisition date, we have concluded that amortization effects have a continuing impact on our financial statements.

(D)	Loss from equity method investments—To reflect the 14.2% proportionate interest in the results of NantOmics and the amortization of the difference between the cost of our investment in NantOmics and the amount of our underlying equity in NantOmics’ net assets. The total adjustment of $7.8 million includes $6.6 million of amortization related to the basis differences that existed on the date of our investment in NantOmics. The total basis difference of $42.6 million consists of developed technology of $28.2 million (being amortized over 7 years) and the reseller agreement with NantOmics of $14.4 million (being amortized over 5.5 years).

(E)	Offering Adjustments—Represents the sale of shares of common stock in this offering at the initial public offering price of $ (the midpoint of the price range set forth on the cover page of this prospectus).

(F)	Pro forma basic and diluted loss per share—Pro forma basic and diluted loss per share is calculated as follows:

(In thousands, except share and per share data)	Basic	Diluted
EPS Numerator:
Net loss attributable to common stock	$	$

EPS Denominator:
Common shares offered hereby
Restricted common shares

Total common shares

Loss per share	$	$

Pro Forma Adjustments for the Six Months Ended June 30, 2015:

(A)	Loss from equity method investment—To reflect a 14.2% proportionate interest in the results of NantOmics and the amortization of the difference between the cost of our investment in NantOmics and the amount of our underlying equity in NantOmics’ net assets. The total adjustment of $4.8 million includes $3.2 million of amortization related to the basis differences that existed at the date of our investment in NantOmics. The total basis difference of $42.6 million consists of developed technology of $28.2 million (being amortized over 7 years) and the reseller agreement with NantOmics of $14.4 million (being amortized over 5.5 years).

(B)	Offering Adjustments—Represents the sale of shares of common stock in this offering at the initial public offering price of $ (the midpoint of the price range set forth on the cover page of this prospectus).

(C)	Pro forma basic and diluted loss per share—Pro forma basic and diluted loss per share is calculated as follows:

(In thousands, except share and per share data)	Basic	Diluted
EPS Numerator:
Net loss attributable to common stock	$	$

EPS Denominator:
Common shares offered hereby
Restricted common shares

Total common shares

Loss per share	$	$

SELECTED FINANCIAL DATA

We derived the following selected statements of our operations data for the years ended December 31, 2013 and 2014 and selected balance sheet data as of December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. We derived the following selected statements of our operations data for the six months ended June 30, 2014 and 2015, and our selected balance sheet data as of June 30, 2015, from our unaudited condensed consolidated and combined financial statements and related notes included elsewhere in this prospectus. Our interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of our financial position as of June 30, 2015 and our results of our operations for the six months ended June 30, 2014 and 2015. Historical results are not necessarily indicative of the results that may be expected in the future and are not necessarily indicative of results to be expected for the full year or any other period. You should read the following selected financial data below together with the financial statements and related notes included elsewhere in this prospectus, as well as the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2014	2014	2015
			(unaudited)
Statement of Operations Data:
Revenue:
Software and hardware	$11,819	$8,372	$5,633	$7,703
Software-as-a-service	5,193	9,778	3,299	7,218

Total software-related revenue	17,012	18,150	8,932	14,921
Maintenance	4,836	5,345	2,699	5,040
Sequencing and molecular analysis	—	—	—	490
Other services	4,873	10,426	2,437	3,533

Total net revenue	26,721	33,921	14,068	23,984

Cost of Revenue:
Software and hardware	560	1,025	644	314
Software-as-a-service	2,938	8,026	1,683	3,790

Total software-related cost of revenue	3,498	9,051	2,327	4,104
Maintenance	451	438	224	212
Sequencing and molecular analysis	—	—	—	192
Other services	8,284	7,047	3,909	3,485
Amortization of developed technologies	5,901	7,694	3,071	4,557

Total cost of revenue	18,134	24,230	9,531	12,550

Gross profit	8,587	9,691	4,537	11,434
Operating Expenses:
Selling, general and administrative	35,310	46,209	18,848	34,239
Research and development	10,750	16,979	8,703	9,650
Amortization of software license and acquisition-related assets	3,583	7,033	3,541	22
Impairment of intangible asset	—	24,150	—	—

Total operating expenses	49,643	94,371	31,092	43,911

Loss from operations	(41,056)	(84,680)	(26,555)	(32,477)
Interest expense, net	(364)	(980)	(338)	(628)
Other income (expense), net	234	(477)	145	2,540
Income (loss) from equity method investments	(164)	1,525	1,525	(145)

Loss before income taxes	(41,350)	(84,612)	(25,223)	(30,710)
Provision for income taxes	4	5	2	1

Net loss	(41,354)	(84,617)	(25,225)	(30,711)
Less: Net loss attributable to non-controlling interests	(421)	(192)	(167)	—

Net loss attributable to NantHealth	$(40,933)	$(84,425)	$(25,058)	$(30,711)

Other Data:
Adjusted EBITDA(1) (footnote appears on following page)	$(30,119)	$(43,173)	$(19,253)	$(24,218)

	As of December 31,
	2013	2014	As of June 30, 2015
(in thousands)			(unaudited)
Balance Sheet Data:
Cash and cash equivalents and marketable securities	$17,017	$225,570	$53,496
Working capital	(43,844)	146,221	72,037
Total assets	104,809	310,875	439,563
Total liabilities	84,152	96,074	54,443
Redeemable Series F units	—	150,000	150,000
Accumulated deficit	(134,735)	(219,160)	(249,871)
Total members’ equity	$20,657	$64,801	$235,120

(1)	Adjusted EBITDA is a financial measure that is not defined under U.S. GAAP and is presented in this prospectus because our management considers it an important supplemental measure of our performance. We use Adjusted EBITDA to evaluate our operating performance and trends and make planning decisions. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses and other items that we exclude in and Adjusted EBITDA. Additionally, we use this measure to evaluate our operating performance and trends and make planning decisions. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to a key financial metric used by our management in its financial and operational decision-making. We believe that our presentation of Adjusted EBITDA provides useful supplemental information to investors and management regarding our financial condition and results. We calculate Adjusted EBITDA as loss from operations adjusted to exclude depreciation and amortization, stock-based compensation expense, long-lived assets impairment charges, and corporate restructuring. We understand that although Adjusted EBITDA is frequently used by securities analysts, investors and others in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP.

We compensate for these limitations by using Adjusted EBITDA along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. These U.S. GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. Adjusted EBITDA is not intended as alternatives to net income (loss) as indicators of our operating performance, as alternatives to any other measure of performance in conformity with U.S. GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on Adjusted EBITDA or ratios calculated using those measures. Our

U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus. The following table presents a reconciliation of loss from operations to adjusted EBITDA:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2014	2014	2015
			(unaudited)
Loss from operations	$(41,056)	$(84,680)	$(26,555)	$(32,477)
Depreciation and amortization	10,207	16,178	7,055	6,242

EBITDA	(30,849)	(68,502)	(19,500)	(26,235)

Stock-based compensation expense	728	340	221	1,031
Long-lived assets impairment charges	—	24,150	—	—
Corporate restructuring	2	839	26	986

Adjusted EBITDA	$(30,119)	$(43,173)	$(19,253)	$(24,218)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Forward-Looking Statements.”

Overview

We are a pioneer in the era of big data and augmented intelligence, seeking a fundamental change in healthcare through the delivery of patient-centered, molecular and biometric signature driven precision medicine. Our comprehensive, uniquely integrated Knowledge, Provider and Payor Platforms together with our Systems Infrastructure can help enable participants in the healthcare ecosystem to optimize individual patient outcomes and implement value-based models across the continuum of care. Our integrated solution is highly differentiated by our massively scaled learning system which collects, indexes, analyzes and interprets billions of molecular, clinical, operational and financial data points and continuously improves decision making—all performed in near real-time. Our platforms deliver our clients a new level of clarity around the way they manage their operations, view risks and deliver care amid the challenges of a rapidly evolving healthcare marketplace. We are applying a novel and comprehensive systems-based approach to the science of healthcare delivery and value-based precision care.

Our company was formed on July 7, 2010 by our founder, Dr. Soon-Shiong. We and our predecessor entities have invested significant capital and healthcare and biotechnology expertise over the last ten years to develop, acquire and integrate the necessary components to establish a comprehensive, continuous learning ecosystem to address the challenges faced by stakeholders across the continuum of care. Through June 30, 2015, we have raised in excess of $500.0 million since inception from various investors, including a $200.0 million investment from Allscripts in June 2015. We are organized around a single reportable segment and conduct our operations primarily in the United States although we maintain offices in the United Kingdom and India and have selected clients in Canada, the United Kingdom, Western Europe, the Middle East and Southeast Asia.

In June 2014, we acquired NDO. NDO provides healthcare informatics solutions through its cOS platform to address population health issues and help healthcare organizations implement a patient-centric virtually integrated care delivery model. The acquisition of NDO allowed us to bring together clinical, financial and operational data with existing sources of clinical data, including biometric data, to identify and solve complex healthcare problems. Our results of operations include the impact of the NDO acquisition as of the acquisition date.

We are creating and applying a comprehensive, next-generation, massively scaled, near real-time learning system to address the specific limitations and complexities of the current silo-ed healthcare system. Our offerings are comprised of our systems infrastructure and our platforms targeting the key healthcare domains:

•	Systems Infrastructure: This infrastructure serves as the foundation of our platforms and includes our open architecture cOS (reflected in Software-as-a-service); Internet-of-Medical-Things, or IoMT, devices, Internet-of-Things, or IoT, wearables (reflected in Software and hardware and Maintenance), next-generation genomic and proteomic sequencing technologies (reflected in Sequencing and molecular analysis) and secure cloud environment (reflected in Other services).

•	Knowledge Platform: This platform is a comprehensive set of interoperability, including pharmaceutical integration, solutions (reflected in Software-as-a-service, Software and hardware and Maintenance), diagnostics (reflected in Sequencing and molecular analysis) and decision support solutions (reflected in Software-as-a-service).

•	Provider Platform: This platform is a comprehensive set of interoperability solutions (reflected in Software-as-a-service, Software and hardware and Maintenance), diagnostics (reflected in Sequencing and molecular analysis), decision support solutions (reflected in Software-as-a-service) and population analytics, web-based and mobile patient-centered engagement and coordination applications (reflected in Software-as-a-service, Software and hardware and Maintenance).

•	Payor Platform: This platform is a comprehensive set of interoperability solutions (reflected in Software-as-a-service, Software and hardware and Maintenance), diagnostics (reflected in Sequencing and molecular analysis), decision support, web-based, mobile patient-centered engagement and coordination applications (reflected in Software-as-a-service, Software and hardware and Maintenance) and IoMT devices and IoT wearables (reflected in Software and hardware and Maintenance).

Implementation and professional services delivered across our systems infrastructure and platforms is reflected in other services.

We generate revenue from the sale of our software solutions and services centered on both sequencing and molecular analysis solutions and enabling healthcare providers to share actionable diagnostic information across the healthcare spectrum. Our diversified client base includes the largest and most prestigious healthcare payors and providers across the United States, Canada, Western Europe and Southeast Asia. Our software solutions include perpetual and term licenses and recurring maintenance as well as subscription-based Software-as-a-Service, or SaaS, revenue streams. We also sell hardware and third-party software along with our own software as part of our software solutions. Our solutions and services come in multiple forms including advanced molecular diagnostics and patient engagement services as well as professional implementation, training, hosting and other services. Molecular diagnostics and decision support are priced based on the specific services provided and include contract periods which span less than one year to multiple years in length. Professional implementation and training services are sold on either a rate per hour or fixed-fee basis.

Our software and services are sold through both a direct sales force as well as channel partners. Our channel partner relationships are both domestic and international. We have a strategic reseller relationship with one of the largest providers of health information technology in the United States, Allscripts. We also have key channel relationships with large nationwide payors for our cancer decision support solution. Our growth will depend in part on the acceptance and adoption of our sequencing and molecular analysis solutions and achieving synergistic sales growth of our complimentary systems infrastructure and platforms. We see significant potential to benefit from personalized, molecular tailored treatments, and have focused the development of our eviti decision support platform, whole genome and molecular profiling solutions and some of our disease management applications on patient-centered treatment plans for oncology.

As the healthcare industry continues to evolve, we plan to further our clinical decision support offerings by expanding our solutions set to help manage additional high cost, chronic diseases such as hypertension. Our industry leading open architecture systems infrastructure, including our cloud-based computing capabilities, provide us with the flexibility to continue to develop or acquire new solutions. Additionally, this platform allows for clients or third-party partners to develop an ecosystem of applications on top of our infrastructure. We believe that a substantial opportunity exists in the continued increased acceptance and adoption of genomics sequencing and molecular analysis diagnostics and chronic disease management beginning with treatment of cancer which will drive accelerated growth of not only our Knowledge Platform, but also our Systems Infrastructure and other platforms as well. Our sales pipeline includes opportunities with self-insurance payor groups, commercial medical insurance providers, hospitals, and health systems.

We have grown revenue significantly since our inception as a result of acquisitions as well as the increased adoption of our cancer decision support solution. For the years ended December 31, 2013 and 2014, we had revenue of $26.7 million and $33.9 million, respectively. We have incurred increased losses in our operations during the same period as a result of our focus on investment in research and development of our solutions, the acquisition of NDO in 2014, and the build out of our administrative support platforms to support future growth.

Adjusted EBITDA

EBITDA represents earnings before interest, taxes, depreciation, and amortization, a non-GAAP financial measure, and is used by us and others as a supplemental measure of performance. We use Adjusted EBITDA to assess the performance of our core operations, for financial and operational decision making, and as a supplemental or additional means of evaluating period-to-period comparisons on a consistent basis. Adjusted EBITDA is calculated as loss from operations adjusted to exclude depreciation and amortization, stock-based compensation expense, long-lived assets impairment charges, and corporate restructuring. We believe Adjusted EBITDA provides investors relevant and useful information. EBITDA and Adjusted EBITDA do not reflect our historical cash expenditures or future cash requirements for capital expenditures or contractual commitments. While EBITDA and Adjusted EBITDA are relevant and widely used measures of performance, they do not represent net income or cash flows from operations as defined by GAAP, and they should not be considered as alternatives to those indicators in evaluating performance. Further, our computation of EBITDA and Adjusted EBITDA may not be comparable to similar measures reported by other companies.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2014	2014	2015
			(unaudited)
Loss from operations	$(41,056)	$(84,680)	$(26,555)	$(32,477)
Depreciation and amortization	10,207	16,178	7,055	6,242

EBITDA	(30,849)	(68,502)	(19,500)	(26,235)

Stock-based compensation expense	728	340	221	1,031
Long-lived assets impairment charges	—	24,150	—	—
Corporate restructuring	2	839	26	986

Adjusted EBITDA	$(30,119)	$(43,173)	$(19,253)	$(24,218)

We plan to continue investing in our infrastructure including but not limited to solution development, sales and marketing, implementation and support, to continue efforts to make infrastructure investments within an overall context of maintaining reasonable expense discipline, to add new clients through maintaining and expanding sales, marketing and solution development activities and to expand our relationship with existing clients through delivery of add-on and complementary solutions and services while continuing our commitment of service in support of our client satisfaction programs. We believe that our growing client base that is using our integrated platforms of intelligent solutions on a daily basis is a strategic asset, and we intend to expand sales of our systems infrastructure and platforms offerings towards this client base in order to leverage this strategic asset.

Key Factors Affecting Our Performance

We believe that our performance and future success are dependent upon a number of factors, including i) our ability to continue to expand our solutions sold to both new and existing clients, ii) innovate and enhance our systems infrastructure and platforms, iii) acquire and integrate technologies and businesses that promote our vision and iv) invest in our infrastructure. While each of these areas presents significant opportunities for us, they also pose significant risks and challenges that we must successfully address. See the section titled “Risk Factors.”

79

Invest in Expansion and Further Penetration of Our Client Base

Our performance depends on our ability to continue to attract new clients and to broaden usage of our systems infrastructure and platforms among existing clients, both domestically and internationally. We have designed our integrated platforms to address key challenges faced by constituents across the healthcare continuum as they require patient engagement capabilities and advanced technology systems to collect, analyze, interpret and store data and to implement comprehensive molecular analysis and value-based models. We believe that we have an addressable market that is substantially larger than the market for traditional healthcare information technology. As a result, we believe we have the opportunity to substantially expand our current client base and broaden their usage of our solutions and services, as well as attract new clients to our integrated learning ecosystem.

Invest in Innovation and Advancement of Our Integrated Systems Infrastructure and Platforms

Our performance is also dependent on our research and development efforts and our ability to enhance the benefits of our systems infrastructure and to address the evolving needs of healthcare constituents, and to develop new solutions and enhanced functionality within our existing platforms to address our clients’ needs. Our investments in this area include acquiring complementary businesses and solutions and increasing our full-time research and development associates. As of June 30, 2015, we had 119 research and development associates. We intend to continue to invest in solution innovation and leadership, including hiring top technical talent, focusing on core technology innovation and maintaining an agile organization that supports rapid release cycles.

Acquire and Integrate Technologies and Businesses that Promote Our Vision

Our future performance will be impacted by how efficiently we acquire and integrate the technologies, resources and personnel to promote our vision. We have a history of growing through strategic acquisitions. We intend to continue incorporating our recent acquisitions into our systems infrastructure and platforms and expect to continue to pursue strategic acquisitions that would enhance our offering.

Invest in Our Commercial and Administrative Infrastructure

We have made substantial investments in expanding our operations domestically and internationally. We expect to continue to invest in domestic and international expansion and associated infrastructure. In addition, we are building our internal administrative and information technology capabilities and transitioning from the use of third parties to provide these functions.

Components of our Results of Operations

Revenue

We generate our revenue from the sale of software and services centered on delivering interoperability and connectivity solutions to support the delivery of both personalized comprehensive molecular analysis and sequencing services and to enable healthcare providers to share actionable diagnostic information across the healthcare spectrum. We generate revenue from the following sources:

Software and hardware—Software and hardware revenue is generated from the sale of our software on either a perpetual or term license basis, and the sale of our hardware. The software is installed on the client’s site or the client’s designated vendor’s site and is not hosted by us or by a vendor contracted by us. We also sell third-party software and hardware to our clients. Solutions sold include cOS, DeviceConX and HBox.

Software-as-a-service—Software-as-a-service, or SaaS, revenue is generated from our clients’ access to and usage of our hosted software solutions on a subscription basis for a specified contract term, which is typically annually. In SaaS arrangements, the client cannot take possession of the software during the term of the contract and generally has the right to access and use the software and receive any software upgrades published during the subscription period. Solutions sold under a SaaS model include our eviti platform solutions and cOS.

Maintenance—Maintenance revenue includes ongoing post-contract client support, or PCS, or maintenance during the paid PCS term. Additionally, PCS includes ongoing development of software updates and upgrades provided to the client on a when and if available basis.

Sequencing and molecular analysis—Sequencing and molecular analysis revenue is generated by the process of performing sequencing and analysis of whole genome DNA, RNA and proteomic results. Revenue is recognized upon the delivery of the analysis and reporting of the results.

Other services—Other services revenue includes revenue from professional services provided that are generally complementary to the software and may or may not be required for the software to function as desired by the client. When associated with software, the services are generally provided in the form of training and implementation services during the software license period and do not include PCS. Other services revenue also includes the sale of nursing and therapy services provided to patients in a home care setting and any other services not included in the preceding revenue sources.

We have not yet established vendor-specific objective evidence, or VSOE, of fair value for any element other than PCS for a portion of our arrangements. In situations where VSOE of fair value exists for PCS but not a delivered element, the residual method is used to allocate revenue to the undelivered element equal to its VSOE value with the remainder allocated to the delivered elements. In situations where VSOE of fair value does not exist, for our contracts with multiple elements, we defer revenue until only one undelivered element remains and then recognize the revenue following the pattern of delivery of the final undelivered element. The timing and pattern of this revenue recognition can cause variations in revenue from period-to-period.

Cost of Revenue

Cost of revenue consists primarily of personnel-related costs for associates providing services to our clients and supporting our revenue generating platform infrastructure, including salaries, benefits and bonuses. Additional expenses include consultant costs, direct reimbursable travel expenses and other direct engagement costs associated with the design, development, sale and installation of our software systems, including system support and maintenance services. Our cost of revenue associated with each of our revenue sources is as follows:

Software and hardware—Software and hardware cost of revenue includes third-party software and hardware costs directly associated with solutions including purchasing and receiving costs.

Software-as-a-service—SaaS cost of revenue includes personnel-related and other direct costs associated with the delivery and hosting of our software services and cancer-decision support solutions on a subscription basis.

Maintenance—Maintenance cost of revenue includes personnel-related and other direct costs associated with the ongoing support or maintenance we provide for our clients.

Sequencing and molecular analysis—Sequencing and molecular analysis costs include (a) internal costs associated with these services and (b) amounts due to NantOmics for the sequencing and analysis of whole genome, DNA, RNA and proteomic results.

Other services—Other services cost of revenue includes personnel-related and other direct costs associated with our software training and implementation services provided to our clients as well as direct expenses relating to our nursing and therapy services provided to patients in a home care setting.

Cost of revenue also includes amortization of our developed technologies used to generate revenue. We plan to continue to expand our capacity to support our growth, which will result in higher cost of revenue in absolute dollars. We expect cost of revenue as a percentage of revenue to decrease over time as we expand our software solutions and services and realize economies of scale.

Operating Expenses

Our operating expenses consist of selling, general and administrative; research and development; amortization of software license and acquisition-related assets; and impairment of intangible assets.

Selling, General and Administrative

Selling, general and administrative expense consists primarily of shared service fees from NantWorks, personnel-related expenses for our sales and marketing, finance, legal, human resources and administrative associates, and advertising and marketing promotions of our software solutions and services. It also includes trade show and event costs, sponsorship costs, POP display expenses, related amortization as well as legal costs, consulting and professional fees, insurance and other corporate and administrative costs.

We expect our selling, general and administrative marketing expense to increase in absolute dollars as we continue to invest in our sales and marketing activities to attract new clients and expand our brand. Additionally, we expect to incur additional costs for legal, accounting, insurance, investor relations and other costs associated with operating as a public company. These increases include additional costs we expect to incur associated with compliance with the Sarbanes-Oxley Act of 2002 and other regulations governing public companies as well as increased costs for directors’ and officers’ liability insurance and an enhanced investor relations function. However, we expect our selling, general and administrative expense as a percentage of revenue to decrease over the long term as our revenue increases and we realize economies of scale.

Research and Development

Research and development expenses consist primarily of personnel-related costs for associates working on solution and software development, including salaries and benefits. Also included are non-personnel costs such as consulting and professional fees to third-party development resources.

Substantially all of our research and development expenses are related to developing new software solutions and improving our existing software solutions. To date, research and development expenses have been expensed as incurred as the period between achieving technological feasibility and the release of software solutions for sale has been short, and development costs qualifying for capitalization have been insignificant.

We expect our research and development expenses to continue to increase in absolute dollars and as a percentage of revenue in the short term as we continue to make significant investments in developing new software solutions and enhancing the functionality of our platform and the software solutions we offer to our clients. However, we expect our research and development expenses as a percentage of revenue to decrease over the long term as we realize scale from our developed technology.

Amortization of Software License and Acquisition Related Assets

Amortization of software license and acquisition related assets consists of non-cash amortization expense related to our non-revenue generating technology as well as amortization expense that we recognize on intangible assets that we acquired through our investments.

Impairment of Intangible Asset

Impairment of intangible asset consists of a non-cash impairment charge that we recognized during the year ended December 31 2014. In 2013, we purchased an intangible asset for $34.5 million from a vendor for the right to use, operate, reproduce and sell a software solution exclusively within the United States and co-exclusively within the United Kingdom, or the Software License. In 2014, we determined that an impairment triggering event for the Software License had occurred given the nominal sales during the year and the minimal progress made in developing and distributing the software in the licensed territories. We determined that the Software License had no fair value given the significant amount of costs required to further develop the software to a point where it could be sold in the licensed territories. We fully impaired the intangible asset in the year ended December 31, 2014 and recorded a non-cash impairment charge of $24.2 million within operating expenses.

Interest Expense, net

Interest expense, net consists primarily of interest income earned on our cash and cash equivalents and marketable securities as well as interest expense associated with our outstanding borrowings.

Other Income (Expense), net

Other income (expense), net consists primarily of unrealized and realized gains (losses) on and dividends received from our marketable securities and other non-recurring items.

Income (Loss) from Equity Method Investments

Income (loss) from equity method investments consists of our pro rata share of income and losses of the companies that we own an ownership interest in and account for under the equity method of accounting.

Provision for Income Taxes

Provision for income taxes consists of U.S. federal and state and foreign income taxes. To date, we have not been required to pay U.S. federal and foreign income taxes because of our current and accumulated net operating losses. Our income tax expense to date relates to various U.S. state income taxes that are not based on consolidated net income.

We record a valuation allowance when it is more likely than not that some portion or all of a deferred tax asset will not be realized. In making such a determination, we consider all the available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. When we establish or reduce the valuation allowance against the deferred tax assets, our provision for income taxes will increase or decrease, respectively, in the period such determination is made.

Results of Operations

The following table sets forth our consolidated and combined statements of operations data for each of the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
(in thousands)			(unaudited)
Revenue:
Software and hardware	$11,819	$8,372	$5,633	$7,703
Software-as-a-service	5,193	9,778	3,299	7,218

Total software-related revenue	17,012	18,150	8,932	14,921
Maintenance	4,836	5,345	2,699	5,040
Sequencing and molecular analysis	—	—	—	490
Other services	4,873	10,426	2,437	3,533

Total net revenue	26,721	33,921	14,068	23,984

Cost of Revenue:
Software and hardware	560	1,025	644	314
Software-as-a-service	2,938	8,026	1,683	3,790

Total software-related cost of revenue	3,498	9,051	2,327	4,104
Maintenance	451	438	224	212
Sequencing and molecular analysis	—	—	—	192
Other services	8,284	7,047	3,909	3,485
Amortization of developed technologies	5,901	7,694	3,071	4,557

Total cost of revenue	18,134	24,230	9,531	12,550

Gross profit	8,587	9,691	4,537	11,434

Operating Expenses:
Selling, general and administrative	35,310	46,209	18,848	34,239
Research and development	10,750	16,979	8,703	9,650
Amortization of software license and acquisition-related assets	3,583	7,033	3,541	22
Impairment of intangible asset	—	24,150	—	—

Total operating expenses	49,643	94,371	31,092	43,911

Loss from operations	(41,056)	(84,680)	(26,555)	(32,477)
Interest expense, net	(364)	(980)	(338)	(628)
Other income (expense), net	234	(477)	145	2,540
Income (loss) from equity method investments	(164)	1,525	1,525	(145)

Loss before income taxes	(41,350)	(84,612)	(25,223)	(30,710)
Provision for income taxes	4	5	2	1

Net loss	(41,354)	(84,617)	(25,225)	(30,711)
Less: Net loss attributable to non-controlling interests	(421)	(192)	(167)	—

Net loss attributable to NantHealth	$(40,933)	$(84,425)	$(25,058)	$(30,711)

The following table sets forth our consolidated and combined statements of operations data as a percentage of revenue for each of the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
Revenue:
Software and hardware	44.2%	24.7%	40.0%	32.1%
Software-as-a-service	19.5	28.8	23.5	30.1

Total software-related revenue	63.7	53.5	63.5	62.2
Maintenance	18.1	15.8	19.2	21.0
Sequencing and molecular analysis	0.0	0.0	0.0	2.0
Other services	18.2	30.7	17.3	14.8

Total net revenue	100.0	100.0	100.0	100.0

Cost of Revenue:
Software and hardware	2.1	3.0	4.5	1.3
Software-as-a-service	11.0	23.7	12.0	15.8

Total software-related cost of revenue	13.1	26.7	16.5	17.1
Maintenance	1.7	1.3	1.6	0.9
Sequencing and molecular analysis	0.0	0.0	0.0	0.8
Other services	31.0	20.7	27.8	14.5
Amortization of developed technologies	22.1	22.7	21.8	19.0

Total cost of revenue	67.9	71.4	67.7	52.3

Gross profit	32.1	28.6	32.3	47.7
Operating Expenses:
Selling, general and administrative	132.2	136.2	134.0	142.8
Research and development	40.2	50.1	61.9	40.2
Amortization of software license and acquisition related assets	13.4	20.7	25.1	0.1
Impairment of intangible asset	0.0	71.2	0.0	0.0

Total operating expenses	185.8	278.2	221.0	183.1

Loss from operations	(153.7)	(249.6)	(188.7)	(135.4)
Interest expense, net	(1.4)	(2.9)	(2.4)	(2.6)
Other income (expense), net	0.9	(1.4)	1.0	10.6
Income (loss) from equity method investments	(0.6)	4.5	10.8	(0.6)

Loss before income taxes	(154.8)	(249.4)	(179.3)	(128.0)
Provision for income taxes	0.0	0.0	0.0	0.0

Net loss	(154.8)	(249.4)	(179.3)	(128.0)
Less: Net loss attributable to non-controlling interests	(1.6)	(0.6)	(1.2)	0.0

Net loss attributable to NantHealth	(153.2)%	(248.8)%	(178.1)%	(128.0)%

Comparison of Six Months Ended June 30, 2014 and 2015

Revenue

	Six Months Ended June 30,
	2014		2015		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Software and hardware	$5,633	40.0%	$7,703	32.1%	$2,070	36.7%
Software-as-a-service	3,299	23.5	7,218	30.1	3,919	118.8

Total software-related revenue	8,932	63.5	14,921	62.2	5,989	67.1
Maintenance	2,699	19.2	5,040	21.0	2,341	86.7
Sequencing and molecular analysis	—	—	490	2.0	490	—
Other services	2,437	17.3	3,533	14.8	1,096	45.0

Total net revenue	$14,068	100%	$23,984	100%	$9,916	70.5%

Revenue increased $9.9 million, or 70.5%, from $14.1 million for the six months ended June 30, 2014 to $24.0 million for six months ended June 30, 2015. Our revenue growth came in all of our revenue categories and was primarily related to growth in revenue from our DeviceConX and eviti platform solutions. DeviceConX revenue is included in software and hardware, maintenance and other services revenue. Software and implementation services related to DeviceConX are recognized upon the completion of each implementation. During the six months ended June 30, 2015, we recognized previously deferred software and hardware and other revenue from the completion of two large customer installations. In addition, we experienced a $3.9 million, or 118.8%, increase in our SaaS revenue during the six months ended June 30, 2015 as compared to the six months ended June 30, 2014, driven primarily by an increase in eviti platform revenue associated with the continued growth from both the number of payors who are providing our cancer decision support solutions to their insured populations and in usage by our existing payor clients. We began selling and delivering our sequencing and molecular analysis solution in the second quarter of 2015. Additionally, we acquired certain assets of Harris Corporation at the beginning of the third quarter of 2015, which will result in increases in all of our revenue categories except sequencing and molecular analysis.

Cost of Revenue

	Six Months Ended June 30,
	2014		2015		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Software and hardware	$644	4.5%	$314	1.3%	$(330)	(51.2)%
Software-as-a-service	1,683	12.0	3,790	15.8	2,107	125.2

Total software-related cost of revenue	2,327	16.5	4,104	17.1	1,777	76.4
Maintenance	224	1.6	212	0.9	(12)	(5.4)
Sequencing and molecular analysis	—	0.0	192	0.8	192	—
Other services	3,909	27.8	3,485	14.5	(424)	(10.8)
Amortization of developed technologies	3,071	21.8	4,557	19.0	1,486	48.4

Total cost of revenue	$9,531	67.7%	$12,550	52.3%	$3,019	31.7%

Cost of revenue increased $3.0 million, or 31.7%, from $9.5 million for the six months ended June 30, 2014 to $12.6 million for the six months ended June 30, 2015. The increase in cost of revenue was primarily the result of a $2.1 million increase in our SaaS cost of revenue and a $1.5 million increase in our amortization of developed technologies due to the incremental cost associated with our acquisition of NDO in June 2014. These increases were partially offset by a $0.4 million decrease in cost of other services primarily due to a reduction in implementation and customized software development and configuration headcounts and expenses during the six months ended June 30, 2015 compared to the six months ended June 30, 2014. In the second half of 2014, we reduced our existing implementation and other software customization and configuration resources to achieve better utilization and effectiveness. As a result of lower costs and an increase in revenue during the six month period ended June 30, 2015, we were able to improve the gross margin of other services from a loss of 60% in the six months ended June 30, 2014 to a profit margin of 1% in the six months ended June 30, 2015. The acquisition of certain assets of Harris Healthcare Solutions at the beginning of the third quarter of 2015 will result in increases in costs of revenue in all of our revenue categories, except sequencing and molecular analysis.

Selling, General and Administrative

	Six Months Ended June 30,
	2014		2015		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Selling, general and administrative	$18,848	134.0%	$34,239	142.8%	$15,391	81.7%

Selling, general and administrative expenses increased $15.4 million, or 81.7%, from $18.8 million for the six months ended June 30, 2014 to $34.2 million for the six months ended June 30, 2015. The increase was primarily composed of a $4.5 million increase in personnel-related expenses due to a higher headcount and increased costs associated with severance pay, bonus accruals and stock compensation expenses. In addition, we incurred $4.0 million of costs associated with the acquisition of NDO, $2.2 million in costs associated with the formation and establishment of our UK operations, $2.2 million donation to support an academic cancer research center in the United Kingdom, $1.5 million in building our internal information technology capabilities and $0.4 million increased allocation of shared services costs from NantWorks. We acquired certain assets of Harris Healthcare Solutions at the beginning of the third quarter of 2015, which will result in further increases in selling, general and administrative expenses.

Research and Development

	Six Months Ended June 30,
	2014		2015		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Research and development	$8,703	61.9%	$9,650	40.2%	$947	10.9%

Research and development expense increased by $0.9 million, or 10.9%, from $8.7 million for the six months ended June 30, 2014 to $9.7 million for the six months ended June 30, 2015. The increase was primarily attributable to a $1.2 million increase in consulting and third-party development expenses. Our increased research and development expense reflects our continuing investment in our technology solutions, including our DeviceConX, cOS and eviti platform solutions. Research and development expense will increase in connection with our acquisition of certain assets of Harris Corporation in the third quarter of 2015.

Interest Expense, net

	Six Months Ended June 30,
	2014		2015		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Interest expense, net	$338	(2.4%)	$628	(2.6%)	$290	85.8%

Interest expense, net increased $0.3 million, or 85.8%, from $0.3 million for the six months ended June 30, 2014 to $0.6 million for the six months ended June 30, 2015. This increase was a result of an increase in interest expense on our outstanding borrowings.

Other Income, net

	Six Months Ended June 30,
	2014		2015		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Other income, net	$145	1.0%	$2,540	10.6%	$2,395	1,651.7%

Other income, net increased by $2.4 million from $0.1 million during the six months ended June 30, 2014 to $2.5 million during the six months ended June 30, 2015. This increase was a result of a $1.7 million increase of dividends received from our marketable securities in 2015 and a $0.6 million refund received from a supplier.

Income (Loss) from Equity Method Investments

	Six Months Ended June 30,
	2014		2015		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Income (loss) from equity method investments	$1,525	10.8%	$(145)	(0.6)%	$(1,670)	(109.5)%

Income (loss) from equity method investments decreased by $1.7 million from an income of $1.5 million during the six months ended June 30, 2014 to loss of $0.1 million during the six months ended June 30, 2015. The change was due to the sale of our interest in NantPharma, LLC in May 2014, compared to a short period of recording the equity method loss from our investment in NantOmics.

Comparison of Years Ended December 31, 2013 and 2014

Revenue

	Year Ended December 31,
	2013		2014		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Software and hardware	$11,819	44.2%	$8,372	24.7%	$(3,447)	(29.2)%
Software-as-a-service	5,193	19.4	9,778	28.8	4,585	88.3

Total software-related revenue	17,012	63.7	18,150	53.5	1,138	6.7
Maintenance	4,836	18.1	5,345	15.8	509	10.5
Other services	4,873	18.2	10,426	30.7	5,553	114.0

Total revenue	$26,721	100.0%	$33,921	100.0%	$7,200	26.9%

Revenue increased $7.2 million, or 26.9%, from $26.7 million for the year ended December 31, 2013 to $33.9 million for the year ended December 31, 2014. This revenue growth was primarily due to a $5.6 million increase in other services revenue and a $4.6 million increase in SaaS revenue during the year ended December 31, 2014 as compared to the year ended December 31, 2013. The increase in SaaS revenue was attributable to a $3.7 million increase in our eviti platform solutions revenue associated with the continued growth of both the number of payors who are providing our solution to their insured populations and in usage by our existing payor clients. SaaS revenue also increased $0.8 million related to cOS as a result of the acquisition of NDO in June 2014. The increase in other services revenue was the result of the recognition of $5.8 million of previously deferred revenue related to a client agreement which took place in 2013 and first half of 2014. These increases were partially offset by a $3.4 million decrease in software and hardware revenue from a decrease in completed DeviceConX software implementations as compared to the year ended December 31, 2013.

Cost of Revenue

	Year Ended December 31,
	2013		2014		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Software and hardware	$560	2.1%	$1,025	3.0%	$465	83.0%
Software-as-a-service	2,938	11.0	8,026	23.7	5,088	173.2

Total software-related cost of revenue	3,498	13.1	9,051	26.7	5,553	158.7
Maintenance	451	1.7	438	1.3	(13)	(2.9)
Other services	8,284	31.0	7,047	20.7	(1,237)	(14.9)
Amortization of developed technologies	5,901	22.1	7,694	22.7	1,793	30.4

Total cost of revenue	$18,134	67.9%	$24,230	71.4%	$6,096	33.6%

Cost of revenue increased $6.1 million, or 33.6%, from $18.1 million for the year ended December 31, 2013 to $24.2 million for the year ended December 31, 2014. The increase in cost of revenue was the result of a $5.1 million increase in our SaaS cost of revenue and a $1.8 million increase in our amortization of developed technologies due primarily to the incremental cost associated with our acquisition of NDO in June 2014, partially offset by $1.2 million decrease in other services driven by the completion of a client agreement that spanned across 2013 and early 2014. The costs associated with this agreement were expensed as incurred, and the full revenue was recognized upon completion in the fourth quarter of 2014. The remaining increase of $0.4 million was due to the increased sale of hardware.

Selling, General and Administrative

	Year Ended December 31,
	2013		2014		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Selling, general and administrative	$35,310	132.2%	$46,209	136.2%	$10,899	30.9%

Selling, general and administrative expenses increased $10.9 million, or 30.9%, from $35.3 million for the year ended December 31, 2013 to $46.2 million for the year ended December 31, 2014. The increase was primarily due to the June 2014 NDO acquisition and the establishment of NantCloud in February 2014, resulting in $8.2 million increase in expense. In addition, shared service fees from NantWorks increased $4.1 million, partially offset by a $1.4 million decrease in audit and accounting expenses.

Research and Development

	Year Ended December 31,
	2013		2014		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(in thousands)
Research and development	$10,750	40.2%	$16,979	50.1%	$6,229	57.9%

Research and development expenses increased $6.2 million, or 57.9%, from $10.8 million for the year ended December 31, 2013 to $17.0 million for the year ended December 31, 2014. The increase was driven by $3.8 million of expense related to the NDO acquisition in June 2014, $1.7 million related to higher headcount and associated salary and benefits as we invested in development of our software and hardware solutions and a $0.9 million increase in research and development related services provided by NantWorks.

Interest Expense, net

	Year Ended December 31,
	2013		2014		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Interest expense, net	$364	1.4%	$980	2.9%	$616	169.2%

Interest expense, net increased by $0.6 million from $0.4 million during the year ended December 31, 2013 to $1.0 million during the year ended December 31, 2014. This increase was primarily attributable to an increase in interest expense on our outstanding borrowings.

Other Income (Expense), net

	Year Ended December 31,
	2013		2014		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Other income (expense), net	$234	0.9%	$(477)	(1.4)%	$(711)	(303.8)%

Other income (expense), net decreased by $0.7 million from income of $0.2 million during the year ended December 31, 2013 to expense of $0.5 million during the year ended December 31, 2014. This change was primarily attributable to losses on our marketable securities of $4.1 million, partially offset by $3.5 million of dividends received from our marketable securities.

Income (Loss) from Equity Method Investments

	Year Ended December 31,
	2013		2014		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(in thousands)
Income (loss) from equity method investments	$(164)	(0.6)%	$1,525	4.5%	$1,689	1,029.9%

Income (loss) from equity method investments increased by $1.7 million from a loss of $0.2 million during the year ended December 31, 2013 to income of $1.5 million during the year December 31, 2014. This change was primarily attributable to an increase in our pro rate share of income from our investment in NantPharma of $1.7 million. We sold our interest in NantPharma during May 2014.

Liquidity and Capital Resources

Sources of Liquidity

Through June 30, 2015, we have funded our operations primarily through different investment rounds. As of June 30, 2015, we had cash and cash equivalents and marketable securities of $53.5 million, compared to $225.6 million as of December 31, 2014.

Since our inception, we have financed our operations primarily through private sales of equity securities and, to a lesser extent, payments from our clients. We believe that our existing cash, cash equivalents and marketable securities and our ability to borrow from affiliated entities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development efforts, our expansion of sales and marketing activities, the introduction of new and enhanced services offerings and the continuing market acceptance of our solutions. In the future, we expect to enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required, we may not be able to raise funds on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Cash Flows

The following table sets forth our primary sources and uses of cash for periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Cash provided by (used in) in thousands:
Operating activities	$(15,630)	$(42,135)	$(19,647)	$(30,075)
Investing activities	(35,652)	(230,077)	(233,571)	(114,681)
Financing activities	55,574	258,845	257,433	165,498
Effect of exchange rate changes on cash and cash equivalents	—	49	(3)	(2)

Net increase (decrease) in cash and cash equivalents	$4,292	$(13,318)	$4,212	$20,740

As of June 30, 2015, our principal sources of liquidity were cash and cash equivalents and marketable securities totaling $53.5 million, which were held for working capital purposes. Our cash and cash equivalents and marketable securities are comprised primarily of mutual funds listed on active exchanges, U.S. treasury securities, money market funds, and cash held in FDIC insured institutions. Certain of our cash amounts held in FDIC insured institutions were in excess of the FDIC insurance threshold as of June 30, 2015.

Operating Activities

For the six months ended June 30, 2015, our net cash used in operating activities of $30.1 million consisted of a net loss of $30.7 million, primarily attributable to a $15.4 million increase in spending on selling, general and administrative expenses and a $0.9 million increase in our research and development spending, partially offset by $7.5 million in adjustments for non-cash items and $6.9 million of cash used in changes of working capital. Adjustments for non-cash items primarily consisted of $6.2 million in depreciation and amortization and $1.0 million of stock-based compensation expense partially offset by unrealized gains on our marketable securities of $3.2 million. Changes in working capital consisted of a $4.3 million decrease in deferred revenue as a result of the timing of our revenue recognition, and a $2.9 million decrease of related party payables as we paid down some of our outstanding payables to related parties partially offset by a $0.6 million decrease inventory.

For the six months ended June 30, 2014, our net cash used in operating activities of $19.6 million consisted of a net loss of $25.2 million, primarily attributable to our spending on selling, general and administrative expenses and research and development efforts, partially offset by $5.9 million in adjustments for non-cash items and $0.3 million of cash provided by changes in working capital. Adjustments for non-cash items primarily consisted of $7.1 million of depreciation and amortization and $1.2 million net of other non-cash income. Changes in working capital consisted primarily of a $3.2 million increase in deferred revenue, a $5.2 million increase in related party payables and a $2.2 million increase in accounts payable and accrued expenses partially offset by a $3.5 million increase in related party receivables and a $5.5 million decrease in other liabilities.

For the year ended December 31, 2014, our net cash used in operating activities of $42.1 million consisted of a net loss of $84.6 million, primarily attributable to an increase in spending on selling, general and administrative expense and research and development efforts, and $1.0 million of cash used to fund changes in working capital, partially offset by $43.5 million in adjustments for non-cash items. Changes in working capital consisted primarily of an increase in related party payables of $7.6 million, and an increase in accounts payable of $1.6 million offset by a decrease in accrued expenses of $4.6 million, a decrease in other liabilities of $2.9 million, a decrease in deferred revenue of $0.9 million, an increase in inventory of $2.3 million and an increase in accounts receivable of $0.5 million. Adjustments for non-cash items primarily consisted of $24.2 million of intangible assets impairment as we realized a non-cash charge for the impairment of certain of our acquired intangible assets, $16.2 million of depreciation and amortization, $3.7 million of unrealized changes in fair value of our marketable securities, and $0.3 million of stock-based compensation.

For the year ended December 31, 2013, our net cash used in operating activities of $15.6 million consisted of a net loss of $41.4 million, primarily attributable to our spending on selling, general and administrative expense and research and development efforts, partially offset by $11.3 million in adjustments for non-cash items and $14.4 million of cash provided by changes in working capital. Adjustments for non-cash items primarily consisted of $10.2 million of depreciation and amortization, $0.7 million of stock-based compensation expense and $0.4 million of other non-cash expense. Changes in working capital consisted primarily of an increase in related party payables of $5.0 million, an increase in deferred revenue of $5.0 million as a result of our revenue recognition policies, an increase in other liabilities of $3.3 million, an increase in accrued expenses of $1.7 million and an increase in accounts payable of $0.6 million. These increases were partially offset by an increase in accounts receivable of $0.9 million and an increase in prepaid expenses and other current assets of $0.4 million.

Investing Activities

For the six months ended June 30, 2015, net cash used in investing activities was $114.7 million, which primarily consisted of investment in unconsolidated related parties of $150.8 million and an increase of $50.5 million in restricted cash related to acquisitions of businesses. These were offset by $93.6 million in proceeds from sales of our marketable securities as we liquidated our investments as needed to provide for working capital and a $1.8 million purchase of a cost method investment.

For the six months ended June 30, 2014, net cash used in investing activities was $233.6 million, which was attributable to $243.3 million of purchases of marketable securities as we invested our cash raised in mutual funds, purchase of intangible assets of $4.0 million, and $2.3 million in investment on acquisitions of businesses. These were offset by $8.3 million in proceeds from sales of our marketable securities as we liquidated our investments as needed to provide for working capital and $12.8 million from the sale of businesses and equity method investments.

For the year ended December 31, 2014, net cash used in investing activities was $230.1 million, which primarily consisted of investments in marketable securities of $251.7 million as we invested our cash raised in mutual funds, purchase of intangible assets of $4.0 million, investment in unconsolidated related parties of $3.3 million, $7.6 million in capital expenditures and $2.3 million in cash spent on acquisitions of businesses. These were offset by $26.1 million in proceeds from sales of our marketable securities as we liquidated our investments as needed to provide for working capital and $12.8 million from the sale of businesses and equity method investments.

For the year ended December 31, 2013, net cash used in investing activities was $35.7 million, which was primarily attributable to $30.0 million of purchases of intangible assets, $3.7 million of investments in unconsolidated related parties, and $2.0 million of capital expenditures.

Financing Activities

For the six months ended June 30, 2015, net cash provided by financing activities consisted of $200.0 million in proceeds from the issuance of membership interests as we continued to raise capital to finance our growth, offset by $34.5 million in payments of related party promissory notes.

For the six months ended June 30, 2014, net cash provided by financing activities consisted of $260.5 million in proceeds from the issuance of membership interests as we continued to raise capital to finance our growth, $3.7 million in proceeds from issuance of related party promissory notes, offset by $4.8 million payment on earn-out provision related to an acquisition, and $2.0 reduction in long term notes payable.

For the year ended December 31, 2014, net cash provided by financing activities of $258.8 million consisted of $260.5 million in proceeds from the issuance of membership interests as we continued to raise capital to finance our growth offset by payment of an earn-out provision related to an acquisition, and $2.0 million in payments of notes payable.

For the year ended December 31, 2013, net cash provided by financing activities of $55.6 million consisted of $28.6 million in proceeds from the issuance of related party promissory notes, $25.0 million in proceeds from the issuance of membership interests, and $2.0 million in proceeds from the issuance of notes.

Contractual Obligations, Commitments and Contingencies

Our principal commitments consist of obligations under our outstanding debt obligations, non-cancelable leases for our office space and certain equipment and vendor contracts to provide research services. There were no purchase obligations as of December 31, 2014. The following table summarizes these contractual obligations as of December 31, 2014:

		Payments Due By Period
Contractual Obligations	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Related party promissory notes	$34,502	$34,502	$—	$—	$—
Operating lease obligations	5,203	1,395	2,314	1,396	98

Total contractual obligations	$39,705	$35,897	$2,314	$1,396	$98

On September 14, 2012, one of our subsidiaries entered into a loan agreement with Branch Banking and Trust Company for a line of credit to cover operating needs. As of December 31, 2013, the subsidiary had fully drawn down the line of credit for $2.0 million. The loan matured in April 2014, and the entire unpaid principal balance plus accrued interest was repaid in full.

During 2013, we executed demand promissory notes with investment vehicles of Dr. Soon-Shiong, to borrow an aggregate principal amount of $28.6 million. On June 30, 2015, we repaid all of the outstanding principal and accrued interest under the related party promissory notes. The payment consisted of $28.6 million of principal and $1.9 million of accrued interest. During 2014, NantCloud executed a demand promissory note with an investment vehicle of Dr. Soon-Shiong to borrow a principal amount of $5.9 million. We repaid all of the outstanding principal and accrued interest under the related party promissory note as part of the acquisition of NantCloud in May 2015. The payment consisted of $5.9 million of principal and $0.3 million of accrued interest.

In June 2015, we entered into an exclusive reseller agreement with NantOmics for genomic and proteomic sequencing services and related bioinformatics and analysis services. The agreement has a contract period of five and a half years and has minimum payments of $2.0 million per year beginning in 2016.

On September 29, 2015, we entered into an exclusive license agreement with NorthShore University Health System, or NorthShore, to further develop their Health Heritage software platform and to license the software to customers. As part of the agreement, we will pay NorthShore a one-time license fee and minimum annual royalties for the first four years of the agreement. We will have no obligation to pay any additional royalties after 7 years or once aggregate royalties reach a certain threshold.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

As of June 30, 2015, we had $53.5 million in cash and cash equivalents and marketable securities which were held for working capital purposes. Our cash and cash equivalents and marketable securities are comprised primarily of mutual funds listed on active exchanges, U.S. treasury securities, money market funds, and cash held in FDIC insured institutions. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes. All our investments are denominated in U.S. dollars.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

We maintain offices in the United Kingdom and India, and have selected clients in Canada, the United Kingdom, Western Europe, the Middle East and Southeast Asia. Due to the low volume of activity outside the United States, the foreign currency risk is minimal.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements, as well as the reported revenues and expenses during the reported periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our audited financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements and understanding and evaluating our reported financial results.

Variable Interest Entities

The Company evaluates its ownership interests, contractual rights and other interests in entities to determine if the entities are variable interest entities, or VIEs, if it has a variable interest in those entities and the nature and extent of those interests. These evaluations are highly complex and involve judgment, the use of estimates and assumptions based on available historical information. In order for the Company to be the primary beneficiary of a VIE, it must have both (1) the power to direct the activities of a VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that, in either case, could potentially be significant to the VIE. The Company consolidates entities of which it is the primary beneficiary.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, services or products have been provided to the client, fees are fixed or determinable, and collectability is reasonably assured. While most of the our arrangements include short-term payment terms, we on occasion provides payment terms to clients in excess of one year from the date of contract signing. We do not recognize revenue for arrangements containing these extended payment terms until such payments become due.

We engage in various multiple-element arrangements, which may generate revenue across any of the sources noted above.

For multiple-element software arrangements that involve the sale of our proprietary software, PCS, and other software-related services, vendor-specific objective evidence, or VSOE, of fair value is required to allocate and recognize revenue for each element. VSOE of fair value is determined based on the price charged in which each deliverable is sold separately. We have not yet established VSOE of fair value for any element other than PCS for a portion of our arrangements. In situations where VSOE of fair value exists for PCS but not a delivered element (typically the software license and services elements), the residual method is used to allocate revenue to the undelivered element equal to its VSOE value with the remainder allocated to the delivered elements. In situations in which VSOE of fair value does not exist for all of the undelivered software-related elements, revenue is deferred until only one undelivered element remains (typically the PCS element) and then recognized following the pattern of delivery of the final undelivered element.

If an arrangement to deliver software requires significant production, modification or customization of the licensed software, we account for the arrangement as a construction-type contract. We currently recognize revenue for these arrangements using the completed-contract method as we do not currently have sufficient information to reliably estimate the percentage of completion for these projects. We consider these arrangements to be substantially complete upon the clients’ acceptance of the software and related professional services and consistently applies this policy to all contract accounting arrangements.

For non-software arrangements that include multiple-elements, revenue recognition involves the identification of separate units of accounting after consideration of combining and/or segmenting contracts and allocation of the arrangement consideration to the units of accounting on the basis of their relative selling price. The selling price used for each deliverable is based on VSOE of fair value, if available, third party evidence, TPE, of fair value if VSOE is not available, or our best estimate of selling price, or BESP, if neither VSOE nor TPE is available. In determining the units of accounting for these arrangements, we evaluate whether each deliverable has standalone value as defined in the Financial Accounting Standards Board’s, FASB, guidance.

Our multiple element arrangements typically provide for renewal of PCS terms upon expiration of the original term. The amounts of these PCS renewals are recognized as revenue ratably over the specified PCS renewal period.

SaaS revenue consists of revenue earned from clients (typically on a monthly basis) for use of our subscription or license-based solutions and services. We recognize revenue from such contracts ratably over the contract period.

Revenue derived from reseller arrangements is recognized when the resellers, in turn, sell the software solution to their clients and installation of the software solution has occurred, provided all other revenue recognition criteria are met. This is commonly referred to as the sell-through method and we defer recognition until there is a sell-through by the reseller to an actual end user clients and acceptance by the end user has occurred.

Incentive Compensation

We have reserved an aggregate of 63.8 million Series C units for issuance to our associates, consultants and contractors in consideration for bona fide services provided.

The Series C units are considered profits interests of us and do not entitle their holders, or the Series C members, to receive distributions if we were liquidated immediately after the grant. Instead, the Series C members are entitled to receive an allocation of a portion of our profit and loss arising after the date of the grant and, subject to vesting conditions, distributions made out of a portion of the our profits arising after the grant date of the Series C units. Grants of the Series C units may be fully vested, partially vested, or entirely unvested at the time of the grant as determined by the Board.

Series C members will not be entitled to receive any distributions until our aggregate distributions made exceed a hurdle amount applicable to those Series C units. The hurdle amount is determined by the Board at the date of issuance of such units. After all other members have received their applicable hurdle amount, the Series C members will be entitled to receive their percentage interest of such excess distributions.

As of June 30, 2015, we had 3.5 million Series C units outstanding. During the six months ended June 30, 2015, we issued 0.8 million Series C units with a weighted-average fair value of $0.93 per unit. The fair value was estimated using both an option pricing method and a probability weighted expected return method. We used a volatility and risk-free-rate of 45.0% and 0.9%, respectively, to estimate the fair value of the units. The estimated volatility was based on the historical equity volatility of comparable companies.

For all periods prior to this offering, the fair values of the phantom units and the profit interests underlying our incentive awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying incentive awards, our board of directors considered, among other things, valuations derived from the sale of equity to third parties in contemporaneous equity financings.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant, as we expect to be able to rely on the market price to determine the market value of our common stock.

Phantom Unit Plan

On March 31, 2015 we approved a phantom equity plan, or the Phantom Unit Plan. The maximum number of phantom units that may be issued under the Phantom Unit Plan is equal to 63.8 million minus the number of issued and outstanding Series C units. As of June 30, 2015, we granted approximately 24.6 million phantom units under the Phantom Unit Plan. Each grant of phantom units made to a participant under the Phantom Unit Plan vests over a defined service period and is subject to forfeiture upon termination of the participant’s continuous service to us for any reason. Upon and after completion of a qualified initial public offering, or IPO, or a change of control, we are required to make cash or non-cash payments to the participants in an amount equal to the number of vested units held by that participant multiplied by the fair market value of our Series A units, as determined by our board. The term of each grant under the Phantom Unit Plan is generally ten years from the date of grant. As of June 30, 2015, we did not record any expenses related to the phantom units, as vesting is contingent upon future events.

Utilization of Net Operating Loss Carryforwards

As of December 31, 2014, we had federal, state and foreign income tax net operating loss, or NOL, carryforwards of approximately $90.0 million, $69.7 million and $3.0 million, respectively, which will expire at various dates through 2034.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carry forwards and other pre-change tax attributes to offset its post-change income may be limited. We believe that we have recently undergone one or more ownership changes and accordingly, our ability to use our NOLs is limited.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition date. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Management routinely monitors the factors impacting the acquired assets and liabilities. Transaction related costs are expensed as incurred. The operating results of the acquired business are reflected in the Company’s consolidated and combined financial statements as of the acquisition date.

Goodwill and Intangible Assets

Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized but is tested for impairment annually or between annual tests when an impairment indicator exists. If an optional qualitative goodwill impairment assessment is not performed, the Company is required to determine the fair value of each reporting unit. If a reporting unit’s fair value is lower than its carrying value, the Company must determine the amount of implied goodwill that would be established if the reporting unit was hypothetically acquired on the impairment test date. If the carrying amount of a reporting unit’s goodwill exceeds the amount of implied goodwill, an impairment loss equal to the excess would be recorded.

The determination of fair value of a reporting unit is based on a combination of a market approach that considers benchmark company market multiples and an income approach that uses discounted cash flows for each reporting unit utilizing Level 3 inputs. Under the income approach, the Company determines the fair value based on the present value of the most recent income projections for each reporting unit and calculates a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, which are dependent on sales to new and existing customers, new product introductions, customer behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions based on historical experience, expectations of future performance, and the expected economic environment. Estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on judgment of the rates that would be utilized by a hypothetical market participant.

Accounting guidance requires that definite-lived intangible assets be amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company estimates the useful lives of the intangible assets and ratably amortizes the value over the estimated useful lives of those assets. If the estimates of the useful lives change, the Company will amortize the remaining book value over the remaining useful lives or, if an asset is deemed to be impaired, a write-down of the value of the asset to its fair value may be required at such time.

Emerging Growth Company Status

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Recent Accounting Pronouncements

Application of New or Revised Accounting Standards—Adopted

In July 2013, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exist, or ASU 2013-11. ASU 2013-11 amends the presentation requirements of ASC Topic 740, Income Taxes, and requires an unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset for a NOL carryforward, similar tax loss, or a tax credit carryforward. To the extent the tax benefit is not available at the reporting date under the governing tax law or if the entity does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented as a liability and not combined with deferred tax assets. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments are to be applied to all unrecognized tax benefits that exist as of the effective date and may be applied retrospectively to each prior reporting period presented. The adoption of ASU 2013-11 did not have a material impact on our financial statements and disclosures as we had no uncertain tax positions at December 31, 2013 and 2014.

Application of New or Revised Accounting Standards—Not Yet Adopted

In May 2014, the FASB issued guidance codified in ASC Topic 606, Revenue Recognition—Revenue from Contracts with Customers, which amends the guidance in former ASC Topic 605, Revenue Recognition, and becomes effective beginning January 1, 2017. This guidance requires that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We are currently evaluating the impact of the provisions of ASC Topic 606 on our financial statements and disclosures. In July 2015, the FASB decided to delay the effective date of Topic 606 by one year.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15, which amends ASC Subtopic 205-40 to provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures. Specifically, the amendments (1) provide a definition of the term “substantial doubt,” (2) require an evaluation every reporting period, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require an assessment for a period of one year after the date that financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016, and for annual periods and interim periods thereafter. We do not plan on early adopting this standard, but it will not have a material impact on our financial condition.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20); Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which eliminates from GAAP the concept of extraordinary items, stating that the concept causes uncertainty because (1) it is unclear when an item should be considered both unusual and infrequent and (2) users do not find the classification and presentation necessary to identify those events and transactions. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted provided the guidance is applied from the beginning of the fiscal year of adoption. We do not expect this standard to have an impact on our financial statements upon adoption.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis, or ASU 2015-02. ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidated analysis of reporting entities that are involved with VIEs, and (4) provide a scope exception for certain entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. We are currently evaluating the impact of the adoption of ASU 2015-02 on our financial statements and disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30), or ASU 2015-03, which requires the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We do not expect this standard to have a material impact on our financial statements upon adoption.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (“ASU 2015-05”), which provides guidance to clarify the customer’s accounting for fees paid in a cloud computing arrangement. This guidance is effective for annual periods and interim reporting periods of public entities beginning after December 15, 2015. We are currently in process of evaluating this new guidance.

BUSINESS

Overview

We are a pioneer in the era of big data and augmented intelligence, seeking a fundamental change in healthcare through the delivery of patient-centered, molecular and biometric signature driven precision medicine. Our comprehensive, uniquely integrated Knowledge, Provider and Payor Platforms together with our Systems Infrastructure can help enable participants in the healthcare ecosystem to optimize individual patient outcomes and implement value-based models across the continuum of care. Our integrated solution is highly differentiated by our massively scaled learning system which collects, indexes, analyzes and interprets billions of molecular, clinical, operational and financial data points and continuously improves decision making—all performed in near real-time. Our platforms deliver our clients a new level of clarity around the way they manage their operations, view risks and deliver care amid the challenges of a rapidly evolving healthcare marketplace. We are applying a novel and comprehensive systems-based approach to the science of healthcare delivery and value-based precision care.

Our mission is to empower providers to seamlessly act on the best evidenced-based information available to fulfill their role as caregivers rather than financial managers; to enable payors to transform from actuaries to stewards of a complex healthcare system; to facilitate pharmaceutical companies to shift from developing “one size fits all” blockbuster drugs to dynamically designing personalized therapies around the unique biology and specific health conditions of individuals; and to empower millions of passive and anonymous patients in the healthcare system to become informed, actively involved participants in their treatment decisions.

The current healthcare system is a complex, dynamic interplay of three uncoordinated and segregated domains: the medical research and knowledge domain; the care delivery domain; and the payor domain. The disparate nature of these domains, and their often inconsistent incentives and conflicting priorities, inhibit interoperability and coordination, frequently resulting in excessive systemic costs and suboptimal patient outcomes. We believe two simultaneous, transformative shifts are highlighting the dysfunctional and unsustainable nature of the current healthcare environment:

(i) An evolution from traditional fee-for-service to patient-centered and patient-empowered, value-based models determined by quantifiable measures of outcomes relative to cost: Unsustainable escalating healthcare costs due to broken fee-for-service models are generating close to $765 billion of waste in the U.S healthcare system, driving stakeholders and governments towards alternative delivery models. Despite significant investments in EHRs, and other technologies designed to enable the transition to value-based care, we believe that comprehensive digitized healthcare and financial data remains largely stored in “walled gardens”—data that is static and not easily shared or interpreted because of legacy proprietary platforms, thereby inhibiting this evolution.

(ii) A paradigm shift to molecularly precise and real-time biometric-driven medicine, with both rapidly expanding pools and massive volumes of complex data: Advances in molecular medicine require healthcare providers to promptly aggregate, evaluate and synthesize hundreds to thousands of relevant facts in real-time to arrive at a single patient decision. Molecular profiling often generates hundreds of gigabytes of data per patient, which must then be transported, stored, analyzed and interpreted with supercomputing and/or high performance computing environments. We believe the rapid pace of medical advancements, the massive amount of molecular data and the frequency of biometric information is overwhelming providers’ cognitive ability to process that information at point of care, thereby inhibiting the paradigm shift to individualized medicine.

These shifts and the associated challenges require next-generation and advanced technology systems that access, collect, analyze and interpret the increasingly overwhelming relevant data to implement molecularly precise biometrically monitored medicine and effectively transition to value-based models. However, given the magnitude of these shifts and the difficulty involved in addressing the associated challenges, we believe our highly scaled, integrated and comprehensive platforms, including our genomic and proteomic profiling technologies and adaptive machine learning enhanced point-of-care clinical decision support, uniquely positions us at the forefront of multiple significant growing market opportunities. We estimate the potential market size of our systems infrastructure and platforms to be in excess of $30 billion globally. We have invested significant capital and healthcare and biotechnology expertise over the last ten years to develop, acquire and integrate the necessary components to establish a comprehensive, continuous learning ecosystem to address the challenges faced by stakeholders across the continuum of care.

Our unique systems-based approach to the science and delivery of value-based precision care

We are creating and applying a comprehensive, next-generation, massively scaled, near real-time learning system to address the specific limitations and complexities of the current silo-ed healthcare system. Our Knowledge, Provider and Payor Platforms target and address the medical research and knowledge, care delivery and payor domains, respectively. Our Systems Infrastructure serves as the foundation of our platforms and provides critical next-generation data sources and inter- and intra- domain interoperability to coordinate the complex, dynamic interplay of the otherwise uncoordinated and segregated domains. This systems-based approach enables the near real-time transfer and clinical translation of medical research and knowledge to the care delivery domain as well as the coordination of reimbursement between the care delivery domain and the payor domain. Our offerings are comprised of four key systems and platforms that we believe enable our clients to adopt individualized patient care and value-based models, defend and grow market share and enter new lines of business.

•	Systems Infrastructure: Our systems infrastructure is comprised of open architecture platform-as-a-service, IoMT devices, IoT wearables and next-generation genomic and proteomic sequencing technologies, tied to a secure cloud environment. Our secure, cloud-based clinical operating system accesses, integrates and updates information from disparate clinical, operational and financial systems to create a dynamic and actionable dataset. This framework enables us, our clients and third-party partners to develop an integrated ecosystem of compatible applications. Our device connectivity and real-time biometric monitoring software and hardware solutions allow us to aggregate data through the open architecture platform, from one of the largest libraries of in-hospital and remote medical devices and wearables on the market. The CLIA and CAP certified sequencing capability coupled with supercomputer environments deliver comprehensive molecular profile analysis.

•	Knowledge Platform: Our comprehensive set of interoperability, advanced diagnostics, risk stratification, decision support, business intelligence and pharmaceutical integration solutions enable our clients to improve decision making and coordinate care across the healthcare continuum. Our molecular profiling solution, Genomic Proteomic Sequencing Cancer, or GPS Cancer, is the only comprehensive and commercially available clinical cancer platform incorporating and integrating whole genome (relative to a patient’s own germline), RNA, proteomic and molecular pathways information to determine actionable targets to arrive at potential clinical treatment decisions.

•	Provider Platform: Our provider solutions leverage the data available on our systems infrastructure to enable population analytics, decision support, patient-centered engagement and coordination across care locations. Our web-based and mobile solutions include patient portals and provider portals for clinical and administrative workflow collaboration, referral and readmissions management solutions, secure messaging, advanced care coordination and analytical applications to measure outcomes and costs. We continuously enhance our database of clinical pathways and decision algorithms to deliver evidence-based clinical decision support. Our flexible applications analyze and interpret patient- and provider-specific information and deliver critical clinical and administrative insights.

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Payor Platform: Our payor solutions also leverage the data available on our systems infrastructure to identify high risk patient populations, implement advanced diagnostics, install evidence-based pathways that improve outcomes and lower costs, drive quality, control the administrative and operating costs associated with claims processing and review utilization, implement FDA-approved, real-time biometric patient monitoring solutions to identify opportunities for preventative interventions, and improve communication with providers and enable provider and payor engagement in integrated and coordinated value-based models.

We believe our integrated and comprehensive systems-based approach uniquely positions us to deliver 21st century molecular and biometric signature driven precision medicine and potentially change the current paradigm of uncoordinated healthcare, positioning us as a next-generation payor intermediary who facilitates pay-for-value. Our systems infrastructure and platforms are coupled with our client engagement methodology to create a continuous feedback loop. Our methodology includes: (i) integrating technically with our Systems Infrastructure; (ii) diagnosing at the population level with risk stratification and population explorer solutions and at the individual molecular signature level with our molecular analysis solutions, including GPS Cancer; (iii) supporting decision making with near real-time evidenced-based protocols; (iv) engaging, coordinating and delivering care with clinical and administrative workflow collaboration portals, care coordination applications and clinical intervention engagement; (v) real-time monitoring and measuring outcomes to enrich data sets; and (vi) implementing predictive modeling based on advanced analytics and adaptive machine learning systems. This integration continually enhances our database, clinical pathways and decision algorithms, which we believe leads to critical mass and network effects that further our competitive advantage.

Our unique scale and adoption across the healthcare ecosystem

Our unique interoperable systems infrastructure has been built over the last decade to address the knowledge, care delivery and payor domains. Our systems have been widely adopted, with over 45 million lives on our platforms, across the care continuum.

Within the knowledge domain, to date, 75% of oncologists in the United States have used our decision support solution, which includes over 13,000 clinical trials updated regularly.

Within the care delivery domain, we currently have over 75 innovative health systems, including the National Health Service in the United Kingdom, the Canadian Health System and hospital systems across the United States, implementing our solutions covering over 25 million lives. This includes over 350 of the largest hospitals in the United States connecting more than 32,000 different medical devices and collecting approximately 80 billion vital signs annually with 250 clinical, financial and operational systems connectors, 475 biometric device and health and wellness sensors, and 300 infrastructure and healthcare micro services.

Within the payor domain, we have established client relationships with the some of the largest payors in the market currently representing 120 million lives and have implemented our decision support application with approximately 20 million lives and growing.

Our ability to deliver this highly scaled cloud-based, next-generation solution across the care continuum has allowed us to achieve significant growth since our inception. Over the last three years, our revenue has increased at a compound annual growth rate of 81.7%. For the six months ended June 30, 2015, our revenue increased by 70.5% over the same period in the prior year.

Industry Background

Today, the U.S. healthcare landscape is being redefined by the shift toward value-based reimbursement models and an explosion of the quantity, frequency and complexity of data. We believe the demand for our platforms is being driven by our integrated and systematic data and bioscience approach to addressing these underlying transformative shifts and challenges:

An evolution from traditional fee-for-service to patient-centered and patient-empowered, value-based models determined by quantifiable measures of outcomes relative to cost

Evolution from traditional fee-for-service to patient-centric and patient-empowered, value-based models

Healthcare spending in the United States was almost $2.9 trillion in 2013, or 17.4% of GDP, and is expected to grow to 19.6% of GDP by 2024 driven by an aging population and the increased prevalence of higher acuity diseases and co-morbidities. Despite spending the highest percentage of GDP on healthcare, the United States has no better outcomes than other OECD countries due to widespread prevalence of systemic waste and inefficiency. A 2012 JAMA study estimated that 34% of spending in the U.S. healthcare system was wasteful, representing $910 billion in 2011 while a 2012 Institute of Medicine study suggested $765 billion was wasted in the United States in 2009.

In response to the rising cost of healthcare, government and private payors and providers are introducing value-based care models. Under these value-based models, providers are assuming increasing clinical and financial responsibility for the populations they serve, instead of being reimbursed strictly based on services provided. In January 2015, the U.S. Department of Health and Human Services set a goal of tying 30% and 50% of traditional Medicare payments to quality or value through alternative payment models, such as Accountable Care Organizations, or ACOs, or bundled payment arrangements by the end of 2016, and end of 2018, respectively. ACOs are organizations of healthcare providers that agree to be accountable for the quality, cost and overall care of a patient population. The Centers for Medicare and Medicaid Services, or CMS, has also undertaken an initiative to share a percentage of the cost savings with ACOs. As a result of the CMS initiatives, the number of ACOs has exploded, increasing from 64 in the first quarter of 2011 to 744 in the first quarter of 2015. Given the increasing incentives, healthcare expenditures paid through value-based care programs are expected to rise from approximately 20% today to approximately 50% by 2018.

Challenges associated with the adoption of value-based models

The healthcare continuum can be viewed as an aggregation of three distinct silos:

•	the medical research and knowledge domain, including academic centers, scientific institutions and companies that discover and commercialize medical and scientific knowledge;

•	the care delivery domain, including hospitals, physicians and other constituents that deliver healthcare to patients; and

•	the payor domain, including insurers, governments and self-insured employers that administer and provide funding to the healthcare system.

The disparate and fragmented nature of these domains and economic incentives under traditional fee-for-service models frequently result in overtreatment, high costs and suboptimal patient outcomes. Fee-for-service models are inherently site-centric, volume driven, reactive in nature and uncoordinated. In contrast, value-based models are patient-centric, outcomes-focused, proactive and coordinated across the care continuum.

Despite a clear need, the implementation of next-generation interoperable systems has been limited due to reliance on legacy, site-specific, fee-for-service technology systems and infrastructure. Since the passage of the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, in 2009, providers and payors have made significant investments in electronic health records, or EHRs, and other technologies meant to enable the transition to value-based care. Despite these extensive investments to digitize healthcare, coordination and introduction of value-based models have been limited by the shortcomings of legacy, proprietary systems and unstructured data that hinder interoperability and sharing of digitized health data. Value-based models require collection and analysis of longitudinal treatment, outcomes and financial data at the patient level, regardless of treatment site. Critically, these systems must be steadfast stewards of patient data in compliance with stringent HIPAA regulations. We believe there is a significant need for interoperability platforms, or a system of systems, that dynamically access, normalize, integrate and update information from disparate sources across the care continuum in real-time. These secure, interoperability platforms can allow for comprehensive solutions development to proactively connect, deliver business and clinical intelligence and enable enhanced provider and patient engagement.

A paradigm shift to molecularly precise and real-time biometric-driven medicine, with both rapidly expanding pools and massive volumes of complex data

The collection and interpretation of molecular profile and real-time biometric monitoring has the potential to dramatically improve quality and outcomes.

Evolution to comprehensive molecular analysis

Advances in sequencing over the last 15 years and the associated cost efficiencies have led to the development of targeted therapeutics initiating the transformation from “one size fits all” treatments to personalized, molecularly precise driven medicine. Single marker and gene panel diagnostic tests have now advanced from the research to clinical care settings. Oncology is leading the rapid advances in molecular testing and the development of targeted therapeutics based on increasing understanding of the impact of molecular profile on disease progression. Recent publications, including The Cancer Genome Atlas Research Network genomic and molecular characterization studies, support selection of treatment regimens based on the underlying molecular pathways and related genomic alterations in the genetic profile of the patient instead of the anatomical location in the patient’s body. Within the last year the industry witnessed the emergence of basket clinical studies, which pool into a single trial patients with cancers presenting in different anatomical locations, such as the lung, pancreas or breast, but have common and well-established molecular signatures. Moreover, cancer is increasingly understood to be a heterogeneous collection of rare diseases, with hundreds of patient-specific, cancer-promoting mutated proteins, some known and many more unknown, called neoepitopes. Identifying and targeting these mutated proteins is requiring more comprehensive genomic and proteomic analysis, which is increasingly becoming embedded in drug approvals. As a result, we believe comprehensive analysis will become the standard of clinical care and replace single marker or gene panels in treating cancer patients.

These trends are well illustrated by the use of targeted therapies, which now account for almost 50% of total spending on cancer and which have been growing at a compound annual growth rate of 14.6% over the past five years. Oncology has been an early adopter of precision medicine due to costly “trial and error” treatment regimens with inconsistent and often poor clinical outcomes. We believe the advent of technologies that help to capture, aggregate and analyze large volumes of genomic data will further bolster the growth of personalized medicine and its expansion to additional disease states. Over time, we believe this will lead to identification of drugs that target specific pathways by using a universal personalized companion diagnostics platform, ultimately resulting in improved clinical outcomes. While oncology represents the most immediate opportunity, other disease areas are beginning to experience a similar evolution, with immune-related diseases, central nervous system disorders and transplants having a high potential for adoption of personalized medicine, according to McKinsey.

Potential for Personalized Medicine Across Disease Areas(1)

(1)    Size of bubble represents market size ($ in billions): Oncology ($88), Pediatric/Pre-natal consists of normal birth/live born ($39), Immune-related consists of pneumonia, influenza, and other immune disorders ($37), Anti-infectives consists of infectious diseases, urinary tract infections, and intestinal infections ($35), CNS of mental disorders and other CNS disorders ($121), and Cardiovascular of heart conditions, hypertension and hyperlipidemia ($183).

(2)    Potential based on understanding of disease heterogeneity, clinical relevance of personalized Diagnostics and economic attractiveness.

(3)    Years to realization based on disease understanding, technical feasibility and development timeline for therapeutics.

Molecularly precise medicine is increasingly being integrated into the approval and reimbursement of patient clinical care plans. For example, Intermountain Healthcare, a nonprofit healthcare system and payor based in Salt Lake City, released two abstracts at the American Society of Clinical Oncology meeting in June 2015 demonstrating that using a next-generation sequencing tumor profiling test to choose a targeted therapy for cancer patients with metastatic disease is both cost-effective and results in better outcomes. In one abstract, the group found that patients who are put on a “precision medicine” track have lower costs per week and longer progression-free survival. In a second abstract, the researchers found that a next-generation sequencing-based tumor profiling test identified a targeted treatment in 82% of patients. As there continues to be increased emphasis on balancing costs and the effectiveness of care regimens, genomic profiling is being deployed to help patients, providers and payors determine optimal, individualized treatments.

Limitations of the existing single marker and gene panel approach

The human genome is comprised of over 20,000 genes and three billion DNA base pairs. Until recently, scientists have focused on the approximately 1.5% of the genome that is responsible for coding proteins. As a result, most diagnostics tests today only analyze specific genes, or gene panels, exploring only a fraction of the human genome, while incorporating “a priori” assumptions that capture only a subset of the most common gene alterations. These alterations are calculated relative to a reference genome of a population instead of a patient’s own healthy tissue, or germline. We believe these gene panels utilizing a reference genome oversimplify the science and either do not capture key medically actionable mutations or incorrectly highlight mutations present in both the germline and cancer tissue.

Furthermore, disease-specific insights are derived not from DNA alterations alone, but from protein expression and protein activity at the cellular level, known as proteomics. Analyses that exclude whole genome sequencing, or WGS, RNA analysis and comparisons to an individual’s germline instead of a reference genome can lead to materially false positive and false negative results. As a result, we believe there is a profound need for comprehensive molecular analysis to provide the possibility of truly personalized treatment regimens that reduce the existing costly “trial and error” approach to treatment. A comprehensive molecular analysis, including both germline and cancer tissue, would make no assumptions as to the molecular driver of the patient’s disease and would capture mutations that would be missed by gene panels.

Challenges associated with the adoption of comprehensive molecular analysis

Comprehensive molecular analysis combines whole genome-to-germline comparison and protein expression analysis. Comprehensive molecular analysis has been difficult to perform in a practical, timely and cost-effective manner because it creates hundreds of gigabytes of complex data per patient which must be transported, stored and analyzed with supercomputing and/or high performance computing environments in a clinically relevant period of time. Historically, the cost associated with performing this comprehensive analysis has restricted its usage due to long run times to complete sequencing as well as the large capital investments required to perform sequencing at scale. Furthermore, the absence of adaptive machine learning algorithms to enable efficient medical interpretation and effective protein expression analysis inhibited the ability to derive value from the massive amount of data produced by comprehensive molecular analysis. Accordingly, comprehensive molecular analysis has primarily been utilized in the academic and research settings, and not the clinical setting.

Increasing proliferation and importance of real-time biometric data and its adoption into additional care settings

Several trends are contributing to the rising importance and availability of biometric data, including the increasing prevalence of connected devices in multiple care settings and the opportunity for proactive patient interventions to improve health outcomes. As hospital systems have digitized EHRs, they have installed hardware and software solutions to connect medical devices to collect periodic sampling of key patient metrics such as respiratory rate, blood pressure and heart rate. Providers have expanded these technologies into other care settings, including skilled nursing facilities, nursing homes, outpatient facilities and patients’ homes. Concurrently, with the advent of connected devices, activity monitors and remote patient monitoring devices are achieving widespread adoption, allowing for the increased quantification of key biometric signals. According to IDC, the wearable devices market is expected to reach 106.9 million units shipped in 2018, representing a $24.3 billion worldwide revenue opportunity. Healthcare professionals have the potential to gain a holistic view of an individual’s health on a real-time basis across care settings through increased adoption of patient monitoring devices. The increased availability of quantifiable biometric data allows for the implementation of decision support tools and proactive treatment interventions, potentially utilizing care pathways and learning algorithms to improve care outcomes.

Challenges associated with leveraging quantifiable, real-time biometric analysis in multiple care settings

An increasing amount of biometric data is being generated by the proliferation of connected devices. However, complexities associated with synthesizing this data into actionable insights remain an obstacle. Aggregating and maintaining a longitudinal record across multiple care settings remains a significant challenge because of closed proprietary systems that prevent integration of disparate data sources. Although many hospital-based medical devices can continuously stream data to an EHR, frequently the EHR can only accept periodic data, potentially missing a critically relevant patient episode. There is also a lack of comprehensive solutions that support physician decision making in real-time. The absence of effective data interpretation supported by adaptive machine learning or other algorithms is evidenced by alarm fatigue among healthcare providers as they look to establish optimal event thresholds.

Growth in complexity and its promise for value-based models

Advances in molecular medicine and real-time biometrics require healthcare providers to promptly aggregate, evaluate and synthesize hundreds to thousands of relevant facts to arrive at a single patient decision. With the enormous complexity of genomics and expression analysis derived from comprehensive molecular analysis, the pace of medical advancements, and the significant amount of data being created every day by patient care, payment and regulatory compliance systems, it is nearly impossible for a practicing physician to interpret and synthesize the deluge of complex information required for patient treatment. In the 1990s, a clinician was typically faced with five to ten before making a treatment decision for a patient. According to the American Medical Informatics Association, with the advent of technologies like comprehensive molecular analysis, this number has risen to over 1,000 facts per treatment decision.

There is a considerable need for economies of scale and scope and advanced adaptive machine learning algorithms to create rich biometric, phenotypic, genomic and proteomic data to support physician decision making. Although this complexity creates significant challenges, providers that develop the systems infrastructure, platforms and learning system to identify clinically meaningful correlations should be well positioned to improve patient outcomes in a cost-effective manner.

Our Opportunity

We believe the heightened focus on value-based reimbursement models and increased utilization of personalized medicine position us at the forefront of multiple significant growing market opportunities. Our Systems Infrastructure and highly scalable Knowledge, Provider and Payor platforms uniquely position us to play a significant role in the two transformational shifts occurring in healthcare today. We estimate our potential global market opportunity to be approximately $33 billion.

Two Transformational Shifts Driving Our Opportunity

The ability to aggregate, integrate and analyze data on a massive scale and apply garnered insights in a manner that achieves meaningful clinical and financial impact is crucial for all constituents in the healthcare continuum. We estimate that the addressable market for our value-based model enablement solutions is $28 billion globally annually based on the size of the overall healthcare information technology market.

As personalized medicine continues to become more prevalent, we believe our proprietary, comprehensive clinical genomic sequencing and expression analysis solution will continue to drive our platform’s adoption. The unique combination of our diagnostics and decision support solutions can help healthcare constituents make timely evidenced-based clinical decisions incorporating targeted personalized medicine. We believe that the potential market size of our comprehensive molecular analysis solutions is approximately $5 billion today.

As value-based models continue to bring transformative change, we believe that the potential addressable market for our Systems Infrastructure and Knowledge, Provider and Payor platforms will continue to grow in relation to the market-share gains of these value-based models. Additionally, we see the precision medicine market growing substantially as comprehensive diagnostics become increasingly important across multiple disease areas and likely assume greater share of the combined biopharmaceutical and diagnostics markets. We expect several factors to drive widespread adoption of our universal diagnostics solution, including increased adoption of bundled payments and the use of less costly drugs approved for other indications, such as asthma and diabetes, in cancer treatment regimens as a result of increased understanding of molecular pathways and their targets.

We believe our unique capabilities will facilitate the shift from a silo-ed domain approach to a patient-centered and patient-empowered approach, and from retrospective claims data mining to real-time, proactive biometric and phenotypic analysis. We believe molecular profile data will significantly enhance outcomes and allow a shift from cohort statistics driven pathways to individualized treatment pathways and accelerate the benefit of value-based models. We believe the unique multidimensional approach of combining biometric and phenotypic data with targeted molecular pathway information will lead to network effects unavailable to parties looking at each segment individually.

Our Competitive Strengths

We have invested significant capital and healthcare and biotechnology expertise over the last ten years to develop, acquire and integrate the necessary components to establish a comprehensive, continuous learning ecosystem to address the challenges faced by stakeholders across the continuum of care.

We believe we are differentiated by our systems infrastructure and platforms, which create a novel, comprehensive, integrated ecosystem with powerful network effects. In our view, clients who adopt our platforms receive more coordinated, targeted patient therapy and care, which leads to improved outcomes at lower cost. Each data point contributes to the broader dataset, enhancing the continuous learning system and driving value to the user and overall adoption of the system. We believe our success is based on the following key strengths and advantages:

•	A highly scaled systems infrastructure and deep expertise across the healthcare ecosystem spanning the medical research and knowledge domain, the care delivery domain and the payor domain. We are not aware of any other healthcare companies that have deployed technologies that span each of the disparate healthcare domains at our scale. Specifically, within the medical research and knowledge domain, our Knowledge Platform has been used to analyze tens of thousands of whole genomes, exomes and transcriptomes and to perform quantified protein expression analysis, yielding massive volumes of data. Within the care delivery domain, our Provider Platform is being implemented in systems covering over 25 million lives, including the Canadian Health System, the National Health Service in the United Kingdom and some of the most innovative hospital systems in the United States. Within the payor domain, we have used our Payor Platform to establish client relationships with the some of the largest payors in the market covering 120 millions lives, of which we have currently implemented our decision support application covering approximately 20 million lives and growing.

•	A massively scaled, next-generation near real-time, learning system enabling novel insights and continuous improvement spanning a single patient to large population. Through our Systems Infrastructure, we are deploying a continuous learning system to address real-time diagnostics and treatment decision support (medical research and knowledge domain), coordinated proactive, preventative care (delivery domain), with near real-time knowledge of outcomes over costs (payor domain). The massive breadth and scale of information—from individual to whole population level phenotypic, molecular and biometric data—allows our clients to implement value-based models, utilizing real-time prospective data rather than retrospective claims data. We believe these new sources of data will eventually make existing EHR infrastructure and retrospective claims information obsolete, being replaced with dynamic, proactive, quantifiable learning systems sources and repositories.

•	An industry leading clinical comprehensive molecular analysis solution. We have exclusive rights to NantOmics’ proprietary clinical comprehensive molecular analysis solution that examines the entire genome, both in tumor and normal tissue samples in addition to RNA in the tumor sample. Using this solution, we create a full genomic and proteomic profile to identify alterations in cellular signaling behavior that are driving disease progression. Unique adaptive machine learning algorithms match the alterations to a library of all known signaling pathways and all drug and drug targets, irrespective of indication, to predict the effectiveness of personalized therapies and points of resistance. We are able to deliver to providers and payors integrated and comprehensive test results to arrive at improved care decisions for patients. We deliver a concise, actionable GPS Cancer report that matches these alterations with approved on-label and investigative targeted therapies and clinical trials.

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A healthcare specific interoperable, scaled and real-time operating system and applications. Our comprehensive open architecture, cOS, continuously collects, normalizes, integrates and updates clinical, financial, operational and scientific data from disparate sources across the care continuum.

Our extensive experience with some of the world’s largest healthcare integration projects has allowed us to build what we believe is one of the broadest portfolio of connectors and micro services and most sophisticated and robust healthcare specific data models in the industry. Our vertically integrated cloud infrastructure is capable of transferring, storing and analyzing terabyte size files. This infrastructure coupled with our portfolio of connectors, micro services and application programmer interfaces, or APIs, allow us and our clients to develop novel insights and build the next-generation of healthcare applications. To our knowledge, there are no other healthcare companies that have deployed as many interoperable connectors, adapters and micro services on their platform as we have, with over 250 clinical, financial and operational system connectors, over 475 biometric device and health and wellness sensors and over 300 infrastructure and healthcare specific micro services. As the adoption of our offerings grow, the utility of our cOS is enhanced by the integration of additional data and sources and a growing library of applications to improve clinical workflows and processes.

•	Advanced, evidence-based, clinical decision support and business intelligence analytics. Our clinical decision support solutions enable stakeholders to rapidly evaluate treatment decisions and make near real-time selection of optimal evidence-based treatment pathways. For example, as of the end of October 2015, our eviti solution provides access to growing information on over 2,500 evidence-based oncology treatment regimens and a library of over 13,000 ongoing clinical trials. When coupled with our comprehensive molecular analysis solution, these offerings provide optimal treatment pathways based on a patient’s individual molecular profile, biometrics and health record. Our business intelligence solutions enable users to quickly and easily search, correlate, analyze, monitor and report on vast pools of complex data, while simultaneously providing patient and population level insights, all in near real-time. These analytics capabilities are further enhanced by our adaptive machine learning algorithms that continually amass and incorporate a more robust dataset and provide up-to-date insights that leverage real-time operational data.

•	Successful track record of identifying and integrating acquisitions and strategic partnerships. We have invested significant resources in complementing our systems infrastructure and platforms with acquisitions of new technologies, applications and solutions in order to build an integrated suite of differentiated offerings. Our acquisitions have allowed us to rapidly and efficiently increase our market relevance and strengthen our position along the care continuum. They have also enabled us to reduce the product development cycle and contributed significantly to strengthening our competitive advantage by making our offerings more comprehensive. Since our inception, we have acquired or invested in over ten companies and integrated them into a single operational structure. Most recently, in July 2015, we acquired Harris Healthcare Solutions, which has allowed us to expand our presence in several critical client segments such as patient and provider engagement. Additionally, our flexible, scalable open architecture technology platform allows us to easily integrate acquisition targets that augment our organic growth. We have a breadth of strategic partnerships with large and established companies across the ecosystem, including with payors, EHR providers, telecommunication companies and medical device companies, that extend our reach in key markets.

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Experienced cross-functional senior management team with a proven, exceptional track record. Our management team, including our Chairman and Chief Executive Officer, Dr. Soon-Shiong, and our President, Bob Watson, consists of senior executives with an established track record of success in founding, building and managing highly innovative biotechnology and healthcare companies. Dr. Soon-Shiong was founder, Chairman and Chief Executive Officer of American Pharmaceutical Partners, Inc. (sold to Fresenius SE for approximately $5.7 billion in 2008) and Abraxis BioScience, Inc. (sold to Celgene Corporation for approximately $3.7 billion in 2010). He currently serves as Chairman and Chief Executive Officer of NantKwest, Inc. (NASDAQ: NK), a pioneering clinical-stage immunotherapy company, and NantWorks, LLC, an ecosystem of companies to create a transformative global health information and next-generation pharmaceutical development network. Dr. Soon-Shiong co-chairs the CEO Council for Health and Innovation at the Bi-Partisan Policy Center. Mr. Watson has

held senior level positions at a number of healthcare information technology companies, including Streamline Health Solutions (NASDAQ: STRM), DocuSys, Trintech, Concuity, and Cerner Corporation (NASDAQ: CERN).

Our Systems Infrastructure

We are not aware of any other healthcare companies that have deployed technologies that span each of the disparate healthcare domains at our scale. Specifically, within the medical research and knowledge domain, our Knowledge Platform has been used to analyze tens of thousands of whole genomes, exomes and transcriptomes and to perform quantified protein expression analysis, yielding massive volumes of data. Within the care delivery domain, our Provider Platform has been implemented in over 75 innovative health systems covering over 25 million lives, including the National Health Service in the United Kingdom, the Canadian Health System and hospital systems across the United States. This includes over 350 of the largest hospitals in the United States connecting more than 32,000 different medical devices and collecting approximately 80 billion vital signs annually with 250 clinical, financial and operational systems connectors, 475 biometric device and health and wellness sensors, and 300 infrastructure and healthcare micro services. Within the payor domain, we have used our Payor Platform to establish client relationships with the some of the largest payors in the market covering 120 millions lives, of which we have currently implemented our decision support application covering approximately 20 million lives and growing.

Our Systems Infrastructure serves as the foundation of our platforms and provides critical next-generation data sources and inter- and intra- domain interoperability to coordinate the complex, dynamic interplay of the otherwise uncoordinated and segregated domains. Some of these new sources of data include genomic and proteomic sequencing technologies and quantifiable biometric IoMT and IoT devices. We believe these new sources of data will eventually make existing EHR infrastructure and retrospective claims information obsolete, being replaced with dynamic, proactive, quantifiable learning systems sources and repositories.

Clinical Operating System: Our comprehensive open architecture clinical Operating System, or cOS, is our core, cloud-based platform designed to address the interoperability challenges across the knowledge, provider and payor domains. cOS is patient centered and site neutral, as opposed to a site-centered operating system, and utilizes protocols and models derived from solutions targeting the coordination challenges inherent in supply chain management and real-time air-traffic control. cOS enables stakeholders to coordinate, and utilize real-time, integrated information, which we believe creates notable advantages relative to the traditional approach of mining retrospective and silo-ed sources of information. This system can be implemented by a single hospital, hospital systems, integrated delivery networks, physician groups, payors, self-insured companies or any combination of the above, to enable value-based models. cOS is based on an open Service Oriented Architecture, or SOA, and provides connectors, a data model, micro services and makes accessible APIs, that we, our clients and third parties can leverage to develop next-generation healthcare application. It is compatible with both traditional data sources (EHR, labs, imaging, pharmacies, medical claims and pharmacy claims), and next-generation sources, including big data (genomics and proteomics) and real-time data sources (consumer wearables, biometrics and monitoring devices). We believe this gives our clients a unique multi-dimensional perspective from which they can garner novel insights and seek to identify and solve complex challenges associated with transitioning to value-based models and managing large amounts of data. cOS enables datasets to be interrogated by adaptive machine learning algorithms to further inform and optimize decision making.

Data Layer: Our platform extracts, transforms, aggregates and contextualizes comprehensive molecular, clinical, financial, operational and other relevant data from internal and external sources into a patient-centric information model. cOS integrates with the systems provided by major health information technology vendors, including Varian, Epic, Cerner, McKesson and AllScripts, and has a robust library of over 250 EHR, pharmacy, lab, device, imaging, cost accounting and financial systems connectors. Additionally, our device connectivity platform normalizes and tracks data from approximately 275 inpatient and outpatient medical devices as well as over 200 consumer health and wellness sensors. Our data layer architecture is flexible to support federated, distributed or enterprise data repository approaches. This flexibility enables us to balance transactional, analytical, decision support, information security and performance requirements across different stakeholders and geographies. With an increasingly disparate set of data sources, ensuring data quality is a fundamental challenge in this space. Adjusting duplicative, incorrect, absent or irrelevant data into a consistent terminology is a core capability of our master data management services. We believe our experience integrating real-world data across millions of patients and billions of patient-level clinical data points across the globe enables us to provide some of the cleanest, patient-centric data available. Furthermore, our clinical terminology translation service allows us to map disparate EHR, lab and pharmacy systems into a common clinical informatics model.

Services layer: We believe we have one of the most highly reliable and scalable suites of infrastructure and healthcare specific services. Clients and third parties use these services to build or integrate key applications. A SOA is an architectural pattern in computer software design in which application components provide services to other components via a communications protocol, typically over a network. The principles of service orientation are independent of any vendor, product or technology. We have been developing cloud-based SOA architectures for over a decade. We believe we have one of the largest open services SOA platforms in healthcare, with a growing library of over 300 infrastructure and healthcare specific micro services. Some of our infrastructure services include master data, identity management, security, audit and message orchestration. Other healthcare specific services include labs, orders, device, genomics and care plans.

Application Programming Interfaces: APIs are a set of routines, protocols and tools for building software applications. All of the cOS micro services have exposed APIs that enable distributed application development environments. These APIs enable us, our clients and third parties to develop ecosystems of compatible applications. Using these APIs, we have developed a best-in-class series of applications such as secure messaging, value monitor, care coordination, population explorer and patient and provider portals. Additionally, our clients and third-party partners have built their own internal and cross enterprise solutions using our APIs.

Connectivity: Our device connectivity and real-time biometric software and hardware platforms allow us to aggregate data from one of the largest libraries of in-hospital and remote medical devices and wearables on the market. Utilizing our hardware and software platform, we can extract data from disparate provider systems, payor systems and consumer devices across the care continuum. Our offerings enable real-time collection of quantifiable biometric and phenotypic data, enriching the holistic patient health record in order to improve care and treatment. In addition, our offerings improve care coordination and data aggregation across care settings to facilitate transitioning patients to lower cost care settings such as a skilled nursing facility or the patient’s home. Key offerings include device integration to EHR systems, remote patient monitoring and medication adherence.

•	DeviceConX, or DCX: DCX is an FDA-approved device data normalization software that connects to hundreds of inpatient and outpatient clinical devices and converts data into a standard format that can be integrated into EHR systems and decision support platforms such as cOS. This offering provides physicians with a real-time and integrated snapshot of a patient’s physiological data. Our software is scalable and can be embedded across the care continuum, including inpatient, outpatient and home settings. In addition, our platform enables connectivity with both networked and non-networked medical devices and eliminates the need for manual entry by physicians, saving clinician time and eliminating transcription errors. DCX is installed in over 350 client sites across the United States, Singapore and Denmark.

•	HBox: The HBox is an IoMT and IoT hardware hub that provides wired or wireless connectivity to multiple monitoring devices and transmits the data into our remote monitoring centers, our care coordination software and third-party EHR systems, giving providers real-time access to physiological data. We offer several home monitoring devices that have been tested and integrated with the HBox to support remote monitoring, readmission management and care coordination solutions and services. The HBox integrates with weight scales, pulse oximeters and blood pressure monitors and mobile health devices, including consumer wearables. For non-networked medical devices, we use our proprietary DeviceEscort adapter and HBox to wirelessly connect to nearly any medical device that is capable of outputting discrete medical data. HBox is currently installed at client sites in both the United States and Singapore.

•	Vitality: Vitality Medication Adherence is a hardware device and cloud-connected software solution (GlowCaps for pill bottles and GlowPacks for alternative form factors such as injectables) that tracks, reminds and alerts patients to reinforce them to take their prescribed medication. The hardware components use escalating reminders such as light and sound and the software includes text, email or phone reminders along with easy-to-understand weekly reports, both of which for patients, family members and/or providers.

Next-Generation Diagnostics Devices and Supercomputing Infrastructure: Our access to NantOmics’ CLIA and CAP certified sequencing technologies coupled with supercomputer environments enable our sequencing and molecular analysis offerings. The technologies include proprietary, custom-designed genomics supercomputers located in four locations. These supercomputers are capable of processing hundreds of gigabytes of genomic and transcriptomic data per minute, which is a task that could take weeks in some academic settings. The supercomputers perform analysis on sequencing data, which is translated into actionable clinical information to the point of care through our backend systems and web interface. The software components underlying the comprehensive molecular analysis include:

•	Transporter: securely transfers unassembled data from sequencing instruments to the analytical custom-designed supercomputing environment.

•	Contraster: rapidly identifies genomic variants in a patient’s tumor sample(s) and compares it to that patient’s germline or proprietary database of disease associated genes.

•	Paradigm: integrates DNA sequencing data from the Contraster with RNA sequencing data to identify alterations in cellular signaling behavior that are driving disease progression. The algorithm matches the alterations to the library of all known signaling pathways and all drugs and drug targets, irrespective of indication, to predict the effectiveness of personalized therapies and points of resistance.

•	Cancer Genome Browser: allows users to view a patient’s entire genome and understand the totality of the genomic and proteomic expression information.

Cloud Infrastructure: We have established a highly secure and scalable cloud-based computing, storage and transport infrastructure-as-a-service capable of processing, storing and transporting petabytes of diverse data. Our infrastructure also supports the aggregation of lab, device, EHR, medication, claims and imaging data, in addition to transporting, storing and analyzing ERP, cost and other key operational and financial data. We host our applications and serve all of our clients from four redundant data centers in geographically diverse locations. Our infrastructure is available to all of our solutions and is also consumed by third parties to host their software in our cloud. These infrastructure-hosting services also include capabilities such as secure server and application hosting, secure offsite backup, disaster recovery and business continuity solutions.

Due to the sensitive nature of our clients’ data, we have a heightened focus on data security and protection. We have implemented healthcare IT industry-standard processes, policies and tools through all levels of our software development and network administration, including regularly scheduled vulnerability scanning and third-party penetration testing in order to reduce the risk of vulnerabilities in our system. On an annual basis, we also undergo independent, third-party SSAE 16 compliance audits, which cover HIPAA. Our clinical decision support platform achieved initial URAC accreditation in HUM during September 2010 and was re-accredited during September 2013 for another 3-year period. Our cloud platform achieved HITRUST CSF Assurance certification in October 2015.

We have achieved over 99.95% uptime over the last 12 months. Systems are continually monitored for any signs of problems and preemptive action is taken when necessary. Encrypted backup files are transmitted over secure connections to redundant storage devices in secondary data centers. Our data center facilities employ advanced measures to ensure physical integrity, including redundant power and cooling systems and advanced fire and flood prevention.

Our Engagement Methodology and Integrated Platforms

Through our comprehensive Knowledge, Provider and Payor Platforms together with our Systems Infrastructure, we are uniquely positioned to provide an integrated engagement methodology spanning the entire healthcare ecosystem. Our comprehensive, integrated platforms and our multi-domain solutions are designed to address both point products and some of the most pressing cross-domain challenges across the healthcare continuum. Built upon our unifying Systems Infrastructure, our solutions are single domain and cross-domain offerings that can be applied for example within a hospital system or for a hospital system and a commercial insurance provider in an ACO crossing multiple domains. Our clients include providers, payors, self-insured employers and pharmaceutical companies looking to leverage our secure infrastructure and platforms to implement next-generation business models using our key engagement methodology:

(i)	Advanced Integration: Leverage our single or multi-domain systems infrastructure to engage our clients technically.

(ii)	Next-Generation Diagnosis: Perform advanced risk stratification at the population level and diagnose down to the individual molecular level to target resources efficiently and optimize treatment regimens.

(iii)	Continuously Improving Decision Support: Implement and iteratively update near real-time clinical decision support to improve the selection of treatment pathways, and advance critical administrative and operational insights with business intelligence and benchmarking.

(iv)	Advanced Engagement, Coordination and Delivery of Care: Engage clients with administrative and workflow applications and provide next-generation collaboration portals for patients and providers to allow for patient-centered, proactive (as opposed to site-centered reactive) care. Connect and enhance disparate systems with next-generation devices and applications to implement and coordinate pathway compliance.

(v)	Real-Time Monitoring and Measurement: Monitor and measure outcomes in near real-time, while continuously enriching data with new populations and data sources.

(vi)	Adaptive Machine Learning: Apply adaptive machine learning and curated data to continually improve our learning system.

Taken together, our engagement methodology allows our clients to estimate health risks, precisely diagnose diseases at the molecular level, implement decision support, identify care gaps, educate patients and actively engage patients throughout their wellness or disease lifecycles, monitor patient health and manage outcomes and costs. Our systems infrastructure and platforms coupled with our engagement methodology can be tailored to meet the large-scale needs of governmental organizations and private entities while remaining convenient, intuitive and configurable at the user level. We believe that this provides us with a significant advantage over a silo-ed, single vendor approach, which requires the removal or replacement of existing information technology infrastructure and applications. While historically many of our solutions have been consumed on a stand-alone basis, we are increasingly bundling our solutions as our clients look for comprehensive approaches that leverage our learning algorithms.

Knowledge Platform

Our Knowledge Platform is comprised of our key genomic and transcriptomic sequencing and molecular analysis solutions and our continuously improving decision support offering. In addition, our cOS can be used as a powerful integration platform for pharmaceutical companies to integrate multiple existing EHR platforms such as EPIC and AllScripts with electronic data capture, or EDC, systems for clinical trials.

Advanced Integration: As pharmaceutical companies look to integrate clinical trial patient EHR data from providers into EDC systems using established data and implementation standards in a regulated clinical research environment, interoperability becomes increasingly challenging. Our Knowledge Platform eliminates duplication of data entry by auto-populating the electronic case report forms from the EHR, thereby reducing transcription errors and improving the quality and timeliness of data. This automated clinical trials information exchange, when scaled to large multi-site studies, has the potential to significantly reduce the time and cost of clinical investigation while improving the quality and timeliness of data collected. These linkages contribute to a more iterative clinical trials process. In the future, there is the potential to leverage this data to manufacture targeted drugs based on genomics profiles and to gain real-time visibility into outcomes (pharmacovigilance) after FDA approval of a drug.

Our Knowledge Platform leverages key components of our Systems Infrastructure to engage our clients technically:

•	cOS: Our secure, cloud-based clinical operating system which accesses, integrates and updates information from disparate clinical, operational and financial systems to create a dynamic and actionable dataset. cOS provides connectors, a data model, micro services and makes accessible APIs, that we, our clients and third parties can leverage to develop next-generation healthcare applications. It is compatible with both traditional data sources (EHR, labs, imaging, pharmacies, medical claims and pharmacy claims), and next-generation sources, including big-data (genomics and proteomics) and through our integration with our connectivity offering real-time data sources (consumer wearables, biometrics and monitoring devices).

•	Cloud Systems: Our HITRUST certified, highly secure and scalable cloud-based high performance computing, storage and transport infrastructure-as-a-service is capable of processing, storing and transporting petabytes of diverse data.

Next-Generation Diagnosis: Our Knowledge Platform leverages key components of our Systems Infrastructure and comprehensive molecular analysis reporting capability:

•	Next-Generation Diagnostics and Supercomputing Infrastructure: Our access to NantOmics’ CLIA and CAP certified sequencing technologies coupled with supercomputer environments enable our comprehensive molecular analysis offerings.

•	Comprehensive Molecular Analysis: Our comprehensive molecular analysis offering accurately identifies genomic alterations and proteomic signatures to guide treatment decisions across multiple therapeutic areas. While our initial commercial activities were primarily based on the identification of hereditary mutations driving complex disease states, the main focus of our offering going forward is the analysis of patient tumors within a clinically relevant time period. Sample extraction, sequencing analysis and report generation using our solutions can take as little as one week from receipt of a viable tissue sample. Unlike most commercially available genomic tests, which are based on interrogation of predefined alterations in only a small fraction of the genome, our solution is based on whole genome sequencing. Moreover, in the case of our oncology solution, we compare the results of cancer tissue testing against full genome analysis of healthy tissue to arrive at more precise results and limit the potential for errors, which may undermine the utility of molecular profiling and targeted therapeutics.

•	GPS Cancer: Our molecular profiling solution, Genomic Proteomic Sequencing Cancer, or GPS Cancer, performs genomic sequencing, RNA analysis and inferred proteomics. This comprehensive solution provides the physician with insights into the patient’s genomic alterations and related proteomic signatures to identify specific pathways and understand the patient’s potential response to targeted drugs and chemotherapy. Our solution identifies the variances between the full genome molecular profile of cancer tissue as compared to healthy tissue, or germline. We believe this approach provides more accurate diagnostic information for informing treatment decisions than comparing the cancer profile to a reference genome that is not specific to the patient. We also perform full RNA sequencing to arrive at an inferred protein expression profile. Currently, typical commercially available genomic testing panels identify only a subset of alterations, because they only look at a small fraction of the genome. In addition, these tests cannot determine whether DNA-based alterations are expressed at the RNA or protein level because they look at DNA alone. Knowing how the alterations are expressed at the protein level is critical as it can potentially affect the efficacy of a drug in a particular patient. Furthermore, a majority of current tests do not capture the effect of post-translational modifications, which can have equally significant implications on how a cancer is expressed in a patient and in turn impact treatment decisions. We believe the inclusion of germline genome and RNA analysis allows us to provide more accurate and comprehensive results, which translate into fewer false negative and false positive results and better treatment decisions.

Potential for false positives and false negatives with abbreviated panels:

Our solution further leverages our proprietary adaptive machine learning algorithms that match the identified alterations to an extensive and evolving library of signaling pathways, drugs and drug targets, regardless of indication, to provide predictive analyses that enable the physician to make decisions regarding the potential efficacy of personalized therapies, as well as points of resistance. Results are presented to the physician in a precision medicine report to streamline treatment decisions. This report, an example of which is provided below, can be integrated with other oncology solutions, such as eviti.

An example of a GPS Cancer Report:

Although we launched our platform in mid-2015, we have performed commercial analyses on over 1,400 unique samples to date. For example, our solutions are being used by a large academic research institution to examine the genomic familial drivers of cardiac disease and to perform additional research in ALS, obesity, suicide and diabetes, among other diseases.

We believe our comprehensive approach to genomic analysis, which includes whole genome/exome DNA and RNA analysis, has demonstrated value over panel tests that look at DNA alone. In the study titled “The Path to Precision Cancer Medicine: Integrated Whole Genome, Whole Exome, and RNA Sequencing to Better Inform Treatment Selection,” 3,783 cancer patient samples were analyzed. It was clearly demonstrated that the addition of a whole genome approach, as opposed to 300+ genes, and the addition of RNA to DNA sequencing greatly added to the accuracy of the information obtained. It is inaccurate to sequence DNA alone of a limited gene panel and make assumptions of downstream protein effect. All genes and RNA should be included.

Continuously Improving Decision Support: Our eviti offering is a SaaS-based clinical decision support solution that centralizes clinical content, treatment cost data from Medicare reimbursements and treatment toxicity data. The clinical content is curated by our dedicated team of clinicians, including oncologists and oncology nurses, who convert published literature and clinical trials to structured information that can be used for decision support. The eviti Advisor and Patient Advisor are overlays on this platform and allow both physicians and patients to access this data to better inform treatment decisions. Thus physicians can readily stay abreast of the latest advances in cancer care. In addition, physicians can simplify their ordering, since the treatment protocols can be exported to EHR systems for order execution.

In addition to the evidence-based treatment plans, our eviti platform includes the TrialCheck app that provides the most up-to-date and comprehensive listing of the available clinical trials in the United States. The curated database includes the inclusion and exclusion criteria for each trial and allows providers to identify the best available clinical trials for the patients if all other evidence-based pathway options have been exhausted. In addition, physicians can more easily match patients to clinical trials with the database of over 13,000 trials updated weekly.

Provider Platform

As providers look to shift from fee-for-service models to value-based models, existing legacy silo-ed systems are presenting significant challenges. The rapid advancement of molecular and biometric medicine is overwhelming physicians’ cognitive ability, while uncoordinated, non-evidence based treatment pathways are increasing costs and reducing the quality of care. Our Provider Platform is targeted at delivering solutions to enable providers to implement 21st century molecular and biometric medicine and enable their engagement in value-based models through better coordination and delivery of care augmented by our learning system.

Illustrative Customer	Needs We Solve	Go to Market Solution Set
Provider	How do I keep up with rapidly evolving medical science and differentiate my offering relative to my competitors?

•    Adaptive machine learning augmented genomic and inferred proteomic diagnostics

•    Advanced clinical decision support

•    cOS interoperability

•    Population analytics and risk prediction

•    Provider and patient engagement portals

•    Care coordination

•    Business intelligence

	How do I monitor my patient’s well-being in real-time so I can intervene before an acute episode occurs?	• cOS interoperability • Real-time biometric monitoring and medication adherence • Adaptive machine learning systems to alert high risk events

Advanced Integration: Our Provider Platform leverages key components of our Systems Infrastructure to engage our clients technically. Our cOS can be used as a powerful integration platform for provider systems to integrate multiple existing EHR platforms like EPIC and AllScripts or establish ACOs with payor partners.

•	cOS: Our secure, cloud-based clinical operating system which accesses, integrates and updates information from disparate clinical, operational and financial systems to create a dynamic and actionable dataset. cOS provides connectors, a data model, micro services and makes accessible APIs, that we, our clients and third parties can leverage to develop next-generation healthcare applications. It is compatible with both traditional data sources (EHR, labs, imaging, pharmacies, medical claims and pharmacy claims), and next-generation sources, including big-data (genomics and proteomics) and through our integration with our connectivity offering real-time data sources (consumer wearables, biometrics and monitoring devices).

•	Cloud Systems: Our HITRUST certified, highly secure and scalable cloud-based high performance computing, storage and transport infrastructure-as-a-service capable of processing, storing and transporting petabytes of diverse data.

Next Generation Diagnosis: Our Provider Platform also leverages other key components of our Systems Infrastructure and Knowledge Platform with the integration of our comprehensive molecular analysis solution for targeted cancer programs. We utilize our access to CLIA and CAP certified sequencing capability coupled with supercomputer environments to understand the patient’s diagnosis at the molecular signature level and implement comprehensive molecular analysis in treatment decisions.

Continuously Improving Decision Support: Our decision support solutions provide evidenced-based clinical decision support, which is a critical element to ensure high-quality treatment regimens. Unique to the care delivery domain, physicians also benefit from improved claim processing by using our eviti platform that issues a pre-authorization “eviti code” when the physician chooses an approved evidence-based clinical pathway, thereby validating appropriate treatment and pre-adjudicating the claim. This is an important step in that payors and providers are collaborating on high-value evidence-based clinical pathways as opposed to non-value added reimbursements and denials of payments.

Advanced Engagement, Coordination and Delivery of Care: Our engagement, care coordination and delivery solutions leverage all data available on our platforms to enable engagement and coordination across care locations. The goal of coordinated care is to ensure that chronically ill patients get the right care at the right time, while avoiding unnecessary duplication of services and preventing medical errors.

A key part of this solution is the provider engagement capability that can be leveraged by hospital systems, integrated delivery networks and government sponsored health organizations. This provider engagement capability enables clinicians to improve productivity; more easily collaborate across the care team and with patients; and manage the growing volume of data from numerous disparate sources to obtain actionable insights for improving performance at the enterprise, office and individual physician levels. Even where a hospital system may have a single EHR vendor across all of its facilities, our provider engagement solution is valued as a comprehensive, real-time solution to integrate the full continuum of care (e.g., pharmacy, laboratory, imaging center and patient’s home). Many other marketplace offerings typically provide retrospective analyses in silo-ed applications or do not adequately integrate health information across the continuum of care. Our key provider offerings include our cOS and can be utilized on a stand-alone basis or bundled as part of a more comprehensive solution which seamlessly integrates with most major EHR systems, enabling clinicians to become part of a community-wide, near real-time health information system with smart, role-based alerts and notifications to get the information they need across desktop and mobile devices.

•	Provider Portal: Provider Portal is a clinical and administrative workflow and collaboration support application for care teams within a healthcare system, including affiliated providers in the community. The application helps providers obtain the relevant information in configurable, specific clinical views and leverage data across any connected source system, including legacy EHRs, HIEs and data warehouses. Provider Portal is a patient-centric web application for viewing a virtual longitudinal care record. The Provider Portal is context aware, which facilitates integration of our products into clinical workflow and can be synchronized with context enabled (CCOW) applications. For clients that are seeking an enterprise context management functionality, we offer a clinical workstation solution to launch multiple applications in a context-sensitive manner. The portal can be used to integrate silo-ed systems into unique user-specific clinical and administrative views to enable providers to make more informed decisions and improve care coordination on a real-time basis.

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Patient Portals: The patient engagement capability enables the patient to actively participate in the management of their own health (self-care). Our patient portals enable providers to incorporate the patient (or his or her proxy) as a full member of the care team, resulting in improved patient engagement, satisfaction and compliance. This solution can pull information from all EHRs and integrates the growing mobile health app and wearable health data into the patient’s health records, providing a single access point and unified health record across the entire healthcare system. In addition to aggregating key data from the EHR and other sources, this solution enables the patient to have convenient access to perform common tasks such as scheduling appointments, refilling prescriptions and reviewing lab tests. The patient portal includes a watch list that visualizes and explains key metrics, such as lab values, that a patient may want to track over time to better manage their health. Our solution meets or exceeds the Meaningful Use Stage 2 requirements and enables hospitals to achieve this certification.

•	Care Coordination: Our comprehensive Care Coordination solution manages patient care across multiple care settings, including virtual care management (coaching, tele-triage), remote patient monitoring and transitioning of care planning, and also supports longitudinal clinical record management. Using proprietary techniques and supply chain management principles, the care coordination system integrates evidenced-based pathways to activity-based costing. This enables clinicians to provide high quality care at a lower cost. The solution can integrate, aggregate and normalize data from medical claims, pharmacy claims, EHR systems, lab systems and pharmacy systems, cost accounting systems, operational and financial systems. Our care coordination application organizes care activities and information sharing among key constituents managing a patient in order to help achieve safer and more effective care.

•	Secure Messaging: Secure Messaging is an easily integrated information exchange solution that can help improve care coordination while protecting patient privacy. Messages are transported between trusted parties using the direct trust standards. The identity of recipients and the security and privacy of electronic protected health information are assured for the exchange participants, including providers, clinicians and patients. Patient information can be sent to or received from third-party direct messaging applications as attachments via direct protocols. Each message contains a unique patient context that allows the recipient to view the patient’s clinical record with a single click.

Real-Time Measuring and Monitoring: Our real-time measuring and monitoring solutions consist of (i) a set of business intelligence dashboards and value monitors in the areas of medical operations, quality, patient safety and finance; (ii) our Systems Infrastructure through the use of our connectivity solutions to effectively monitor patients coupled with our provider-specific rounding application supplements to our connectivity offering for real-time biometric monitoring and rounding; and (iii) high risk patient engagement services through home health and health coaching services.

•	Business Intelligence: Solutions for enterprise data management, performance dashboards and benchmarking analysis that integrate clinical, financial and operational metrics and data models. Benchmarking analytics include executive and physician oriented tools that measure key performance indicators against a comparative database of metrics from approximately 120 healthcare organizations. In addition, our strategic dashboards and reporting capabilities provide insight generation via configurable self-service analytics.

•	Value Monitor: Value Monitor is designed to measure and monitor providers with respect to resource usage, procedure usage, efficiency, cost and customer satisfaction compared to their peer group. Value Monitor also looks at the near real-time costs incurred versus outcomes achieved. Currently, Value Monitor is looking at high-level outcomes such as length of stay, readmissions and mortality (as specified by the CMS value-based purchasing program).

•	Connectivity: Our offering enables real-time collection of quantifiable biometric and phenotypic data, enriching the holistic patient record in order to improve patient care and treatment. In addition, our offerings improves data aggregation across care settings to facilitate transitioning patients to lower cost care settings such as a skilled nursing facility or the patient’s home. Key components of the offering include device integration to EHR systems and our cOS, remote patient monitoring and medication adherence. Our device connectivity and real-time biometric software and hardware platform allows us to aggregate data from one of the largest libraries of in-hospital and remote medical devices and wearables on the market.

•	VitalsConX (VCX): In addition to our DeviceConX, HBox and Vitality platforms, we also provide a simple, tablet-optimized application that sits on top of our DCX platform to provide clinicians convenient and ubiquitous access to a wide array of patient vitals such as respiratory rate, blood pressure and heart rate. Our solution enables efficient patient monitoring and provides a real-time stream of data unlike periodic sampling typically captured in an EHR. It allows a provider to view vitals across a whole panel of their active patient list in the hospital and prioritize patients needing attention.

•	Patient Engagement Center: We also provide targeted health services and interventions via our remote patient engagement center where our team of clinicians develop clinical care plans for high-risk patients identified in our risk stratification process for provider problems like non-reimbursable readmissions management.

•	Home Health: We provide healthcare services through our home health agency, Assisteo. Our home health business also provides an opportunity to understand the effectiveness of new technologies and develop clinical care plans for patients in alternative healthcare settings.

Adaptive Machine Learning: Our Provider Platform applies adaptive machine learning and curated data to continually improve our learning system. We believe as we engage incremental populations our predictive modeling capability will improve with the addition of a richer base of real-time information from individual to whole population level phenotypic, molecular and biometric data.

Payor Platform

Variations in healthcare spending across geographies and hospital systems are a significant problem for payors. Ensuring proper procurement of services and evidenced-based treatments are critical elements of shifting from a fee-for-service model to a value-based model focused on outcomes relative to cost. Our payor platform is focused on identifying and analyzing high-risk populations to target for engagement and interventions along with delivering solutions to administer aligned incentives as a next-generation payor intermediary:

Illustrative Customer	Needs We Solve	Go to Market Solution Set
Traditional Payor	How do I break from current fee-for-service model and shift to alternative reimbursement models where providers share the risk?	• cOS interoperability across provider sites • Care coordination • Real-time biometric monitoring in alternative care settings

Self-Insured Employers	How do I control rapidly escalating healthcare costs?	• Risk stratification • Proactive real-time biometric monitoring and adherence solutions for high risk associates • Care coordination, coaching and employee engagement

Advanced Integration: Our Payor Platform leverages key components of our Systems Infrastructure to engage our clients through advanced technology. Our cOS can be used as a powerful integration platform for payors to share data with provider systems and facilitate the use of provider and patient portals to engage patient populations.

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cOS: Our secure, cloud-based clinical operating system which accesses, integrates and updates information from disparate clinical, operational and financial systems to create a dynamic and actionable dataset. cOS provides connectors, a data model, micro services and makes accessible APIs, that we, our clients and third parties can leverage to develop next-generation healthcare applications. It is compatible with both traditional data sources (EHR, labs, imaging, pharmacies, medical claims and pharmacy claims), and next-generation sources, including big-data (genomics and proteomics) and through our integration with our connectivity offering real-time data sources (consumer wearables, biometrics and monitoring devices).

•	Cloud Systems: Our HITRUST certified, highly secure and scalable cloud-based high performance computing, storage and transport infrastructure-as-a-service capable of processing, storing and transporting petabytes of diverse data.

Next Generation Diagnosis (Population Level): We believe controlling costs requires identifying and exploring cohorts most in need of targeted interventions, necessitating advanced risk stratification at the population level. Our solutions consist of:

•	Risk Stratification: Analysis and reporting applications and algorithms that enable users to gain insight into operational or financial risks within their patient population and identifies detectable characteristics associated with unwanted outcomes (e.g., hospital readmissions or longer length stays).

•	Population Explorer: Solution used to analyze and stratify populations into various groups of patients with common attributes. After stratifications are complete patients in each strata or cohort can be assigned to specific care plans. These stratifications provide insight into the population and also segment provider performance. We use several groupers including the Hopkins Grouper for identifying high cost and high-risk patients and the Lace Algorithm for identifying patients that are at high risk for readmission. Population Explorer also creates disease registries by analyzing the patient populations by ICD-9 and ICD-10 classifications.

Our Payor Platform also leverages other key components of our Systems Infrastructure and Knowledge Platform with the integration of our comprehensive molecular analysis solution for targeted cancer programs in coordination with our decision support and care coordination. Our solutions utilize our CLIA and CAP certified sequencing capability coupled with supercomputer environments to understand the patient’s diagnosis at the molecular signature level.

Continuously Improving Decision Support: Our decision support engine allows payors to improve quality care while managing costs by recommending evidence-based treatments. We believe that our system reduces variability in evidence-based cancer treatment plan selection from approximately 30% to less than 2%. Our research suggests that payors can save approximately $11 million to $24 million annually per year per 1 million members. This estimate was derived assuming: (i) approximately 29% of patients receive treatments with non-medically justified deviations (ii) that the average overspend per patient is $20,000, (iii) between 0.25% to 0.55% of members on the plan become diagnosed with cancer and (iv) 75% of patients receive chemotherapy and/or radiation therapy.

The snapshot of our system below illustrates how different cancer treatment options for a particular patient are presented to compare treatments across a variety of metrics, including treatment outcome, plan compliance and costs to drive greater evidence-based pathways and compliance.

Our position between the payor and the provider allow us to align incentives as a next-generation payor intermediary, to help payors ensure consistent evidence-based treatment pathways and accelerate pre-adjudication and lower administrative overhead for providers. We view our platform as an evolution to the next-generation, precision medicine, data-driven, molecularly profiled oncology formulary.

Advanced Engagement, Coordination and Delivery of Care:

•	Patient Engagement Center: We provide health coaching services via our remote patient engagement center where our team of clinicians develop clinical care plans for high-risk patients identified in our risk stratification process.

•	Care Coordination: Our comprehensive Care Coordination application in tandem with our Patient Engagement Center and our Patient Portal engagement solutions, helps to manage patient care across multiple care settings, including virtual care management (coaching, tele-triage), remote patient monitoring and care transition planning. It also supports longitudinal clinical record management

Real-Time Monitoring and Measuring: We leverage our Systems Infrastructure through the use of our Connectivity Solutions to effectively monitor high-risk patient populations.

•	Connectivity: Our offering enables real-time collection of quantifiable biometric and phenotypic data, enriching the holistic patient record to improve patient care and treatment. In addition, our offerings improves data aggregation across care settings to facilitate transitioning patients to lower cost care settings such as a skilled nursing facility or the patient’s home. Key components of the offering include device integration to EHR systems and our cOS, remote patient monitoring and medication adherence. Our device connectivity and real-time biometric software and hardware platform allows us to aggregate data from one of the largest libraries of in-hospital and remote medical devices and wearables on the market.

Adaptive Machine Learning: Our Payor Platform applies curated data and adaptive machine learning to continually improve our learning system. We believe as we engage incremental populations our predictive modeling capability will improve with the addition of a richer base of real-time information from individual to whole population level phenotypic, molecular and biometric data.

Chronic Disease Program Case Study: We have initiated a wellness program with a large financial institution for over 100,000 lives focused on improving employee health and satisfaction and reducing annual healthcare costs. We are implementing our Systems Infrastructure across the medical and knowledge, care delivery and payor domains as the program fuses behavioral science with healthcare wisdom. Each participant is stratified by risk level and personality type and offered best in class connected personal health devices along with access to our patient portal and health coaches. Their historical health data is combined with real-time biometric data to continuously monitor activity. Our interactive business analytics create personalized care pathways that are executed, and measured ensuring compliance and accountability. Our predictive modeling engine embedded in our platform enables dynamic patient engagement.

Our Growth Strategy

As we seek to transform the delivery of healthcare, we expect to grow our business by:

•	Continuing to establish and grow client relationships with healthcare providers, self-insured employers and payors:

•	Healthcare providers. We believe our systems infrastructure and platforms are integral in enabling healthcare providers to transition from fee-for-service reimbursement models to value-based care models. Our solutions are designed to enhance population health management, which facilitates a transition to value-based care by improving patient outcomes, lowering costs of care and integrating health systems acquisitions. Our integrated platform is especially valuable to IDNs by integrating comprehensive clinical, financial and operational data across multiple sites into patient records.

•	Self-insured employers. Self-insured employers carry the risks and costs associated with healthcare spend for their employees. As a result, they have clear financial incentives to effectively manage healthcare costs, improve population health metrics and raise employee morale and productivity. We believe our comprehensive Systems Infrastructure and Payor Platform are well positioned to manage patient populations with a focus on high-cost disease states such as cancer and hypertension. Additionally, we believe our next-generation patient engagement solutions for chronic disease management programs will improve population health across an employee base and further reduce related healthcare costs and enhance employee morale and productivity. We are currently in the process of implementing a large contracted hypertension program, and soon a precision cancer program, with a large financial institution and we expect to leverage our success with other institutions facing the same healthcare challenges.

•	Payors. Successful adoption of our solutions by self-insured employers drives demand for our systems infrastructure and platforms by insurance providers. As the administrative provider to self-funded employer plans, these insurers can evaluate the clinical and financial benefits derived from our solutions and seek to partner with us as they roll out value-based model partnerships to differentiate themselves from competitors. We currently have approximately 20 million covered lives under payors using eviti. We plan to expand our payor relationships to include a broader set of our solutions in our channel partnerships.

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Broadening usage of our solutions among our existing clients. We are expanding our client relationships to enable them to realize the full value of our integrated systems infrastructure and platforms. We consult with our clients to identify solutions to address their near-term challenges and longer-term objectives. We believe we are well positioned to expand usage of our solutions with our existing clients due to our established relationships with key decision makers and our understanding of how our solutions could address our clients’ unmet needs. Additionally, there can be significant switching costs associated with changing to competitive products, which increases the advantages of our solutions relative to our competitors’ offerings. Once a client has integrated our systems infrastructure and platforms, we believe the marginal cost for adding new integrated applications can be less than typical initial integration work required with other solutions, giving us a cost and time-to-realized-value advantage relative to some of our competitors.

•	Continuing to develop enhancements to our platform. Our scale allows us to invest significantly in research and development across multiple product categories to serve the growing needs of our clients. We intend to further invest in research and development activities and enhance the benefits of our systems infrastructure and platforms in addressing the evolving needs of healthcare constituents. We plan to create new functionality within our existing suite of solutions as well as to develop new solutions to address our clients’ needs. As we or third parties add functionality and applications that integrate additional data and data sources, the advantages of our ecosystem of solutions will be further enhanced.

•	Expanding our business in international markets. Our international client base currently spans Canada, the United Kingdom, Western Europe, the Middle East and Southeast Asia. After taking into account recent acquisitions, approximately 12.6% of our total pro forma revenue was generated outside of the United States in 2014, and we believe there is an attractive opportunity to grow our business in select international markets. In particular, we view Canada, the United Kingdom and Southeast Asia as high potential priority markets. In addition, we plan to opportunistically evaluate expanding our business into other selected international markets, especially where our strategic partners have established relationships and infrastructure. In these markets, our clients include government and commercial providers, self-insured employers and government and commercial payors, among others. Adoption of our systems infrastructure and platforms in international markets provides valuable regional reference sites that illustrate the value of our solutions in driving clinical and cost benefits.

•	Acquiring strategic assets or entering into strategic partnerships that increase the utility, scope and reach of our offerings. We have acquired and integrated selected technology solutions that have contributed to the comprehensiveness of our offerings. Our use of open architecture, cloud-based computing technologies provides the flexibility to continue to develop or acquire new solutions and integrate them into our platform. We intend to expand on the success of our strategic partnerships that extend our commercial reach in key markets. In the future, we will continue to evaluate and pursue acquisition or partnership opportunities that are complementary to our business.

Our Relationship with NantOmics and Allscripts

We hold a worldwide, exclusive five-year license with NantOmics to resell their proprietary NantOmics GPS Cancer product to institutional clients, including payors, self-insured employers and healthcare providers. NantOmics provides whole genome, whole exome and RNA sequencing, and proteomic analysis, along with related computational and data management and bioinformatics services. We provide these services as part of our comprehensive molecular analysis offering. Although we are the exclusive supplier of NantOmics services, or Omics services, to institutional clients, we are able to offer omics services from other providers as well. Our current agreement with NantOmics expires in December 2020 and will automatically renew for additional successive one periods terms unless and until either party provides at least three months written notice of non-renewal. The terms of the agreement include an annual minimum of $2.0 million fees paid to NantOmics.

In June 2015, Allscripts purchased a 10% equity stake in our company for $200.0 million in cash. In addition, NantCapital, a personal investment vehicle of Dr. Soon-Shiong, our Chairman and Chief Executive Officer, announced a $100.0 million investment into Allscripts. NantCapital’s investment was executed through a private placement of Allscripts common stock. The investments and commercial agreement strengthen the partnership between Allscripts and our company, originally announced in

March 2015, to develop an integrated, evidence-based, personalized approach to healthcare solutions, and specifically cancer care. The companies will use Allscripts’ scale, global network of hospital and physician clients and leading software solutions, combined with our clinical platform, applications and connectivity devices to build out the infrastructure for new personalized, precision medicine programs for our clients to improve cancer care. Together, physicians and patients will have the tools to stay engaged and active and provide necessary intervention as early as possible.

Our Clients

Our comprehensive systems infrastructure and platforms is used by key healthcare stakeholders, including self-insured employers, payors and healthcare providers. Within the care delivery domain, our Provider Platform is being implemented in systems with over 25 million lives across over 75 health systems, including some of the most innovative health systems in the United States and internationally. Within the payor domain, we have established client relationships with the some of the largest payors in the market representing 120 million lives and implemented our decision support application within our Payor Platform with approximately 20 million lives. In addition, over 350 of the largest hospitals in the United States have implemented our patient data management solution, which connects over 32,000 different types of medical devices and collects over 80 billion vital signs annually.

Sales and Marketing

We have two teams of enterprise-focused direct sales force employees who are organized principally by geography; one team is comprised of sales professionals searching for new accounts and the other team consists of client engagement sales professionals responsible for existing accounts. Our new business sales team is focused on payors, self-insured employers, acute care facilities and specialty providers and is responsible for increasing the footprint of all our products and services in the market. Our account management organization is responsible for the continuity of current client relationships and the expansion of those relationships to include additional solutions and services. We have a pre-sales organization that includes clinical, business and technical customer alignment teams to support our sales organization.

Additionally, we benefit significantly from the subject matter expertise, market credibility, thought leadership, and relationships of our executives, senior management, and product leaders within the industry.

Our sales cycle can vary significantly and typically ranges from 6 months to 18 months from initial contact to contract execution. The sales cycle significantly differs based on the type of product and size of the client. Implementation and training services are normally rendered based on a mutually agreed upon timetable.

We complement our sales efforts with numerous marketing and communication strategies that are centered on initiatives that drive awareness of our company and capabilities. These initiatives include: educating the market about our company broadly; participating in speaking engagements and strategic interfacing with key business and trade media personnel. We employ a broad array of specific events to facilitate these initiatives, including but not limited to sponsorship and partnership of key industry conferences such as Healthcare Information and Management Systems Society, or HIMSS, and The American Society of Clinical Oncology, or ASCO, events and client-focused programs such as key partner user groups.

We maintain business relationships with individuals and organizations that promote or support our sales or services. We refer to these individuals and organizations as our channel partners. These channel partners generally do not make sales but instead provide us with leads that we use to develop new business through our direct sales force. Examples of these types of channel relationships include Allscripts. These relationships enable access to broader hospital and physician clients, leading software solutions and multiple cross-selling opportunities.

Competition

The competitive landscape is highly fragmented, with no single competitor offering similarly expansive capabilities and solution offerings in comprehensive molecular analysis, software, and systems infrastructure, particularly with a focus on creating a learning system. Our competitors can be characterized by the following categories of companies that provide capabilities or solutions that compete with one or more of our platforms or solutions:

•	Genetic testing providers and platforms, such as Foundation Medicine, Caris Life Sciences, Personal Genome Diagnostics, and academic hospitals and research centers, including University of Michigan, Baylor Medical Genetics Laboratories, and Washington University in St. Louis;

•	EHR vendors, such as Allscripts, Athenahealth, Cerner, Epic, Flatiron, GE Healthcare, McKesson, Meditech, and Quality Systems;

•	HIE and integration vendors, such as Allscripts, Intersystems, and Orion; and

•	Healthcare IT decision support vendors, such as The Advisory Board Company, Castlight Health, HealthCatalyst, Inovalon and Truven.

The principal competitive factors in our industry include:

•	Breadth and depth of application functionality;

•	Ease of use and performance;

•	Network strength and level of user adoption;

•	Client testimonials and recommendations;

•	Breadth of client base;

•	Cloud based delivery model;

•	Competitive and understandable pricing;

•	Ability to deliver actionable information in a relevant time period;

•	Size and scope of payor clinical policy knowledge;

•	Sale and marketing capabilities of vendor;

•	Financial stability of vendor;

•	Ability to integrate with legacy enterprise infrastructures and third-party applications; and

•	Ability to innovate and respond rapidly to client needs and regulatory changes.

We believe we will continue to compete favorably despite competing against a broad, diverse set of businesses and with increasing competition as other established and emerging companies enter our industry, client requirements evolve, and new products and technologies are introduced.

Research and Development

Our research and development efforts consist primarily of new product research and development, significant product improvements, the development of our knowledgebase, the development of our online tools, such as our online portal and mobile applications, and the improvement and augmentation of our learning system.

Our ability to compete and attract new clients depends, in large part, on our continuous commitment to rapidly introduce new applications, technologies, features, and functionality. Our research and development team is responsible for the design and development of our applications and software tools. We follow state-of-the-art practices in software development using modern programming languages, data storage systems, and other tools.

Research and development expenses increased $0.9 million, or 10.9%, in the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The increase was primarily attributable to $1.2 million increase in consulting and third-party development expenses. Our increased research and development expense reflects our continuing investment in our technology solutions including systems infrastructure and platforms.

We expect that our overall research and development expenses will continue to increase in absolute dollars as we continue to innovate our informational technology capabilities, develop additional products, and expand our data management resources.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or acquired from third parties. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, and improvements that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology, continuing innovation, and acquisition and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the field of molecular diagnostics and healthcare technology products and services.

Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, and improvements; to preserve the confidentiality of our trade secrets; to defend and enforce our proprietary rights, including our patents; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

We have developed and acquired numerous patents and patent applications and we possess substantial know-how and trade secrets relating to the development and commercialization of healthcare technology products and services. As of the date of this prospectus, our patent portfolio consists of three issued U.S. patents, one issued U.S. design patent, and approximately thirty-two pending U.S. patent applications directed to certain of our proprietary technology, inventions, and improvements, as well as six pending Patent Cooperation Treaty, or PCT, patent applications.

For example, the four issued patents include claims directed to the following subject matters:

•	Clinical operating system architectures and clinical operating system servers;

•	Systems and methods for aiding medication compliance;

•	Computerized clinical decision support systems for designing, managing and executing clinical pathways for patient care; and

•	Electronic caps for medication containers featuring e-ink and curved displays;

The twenty published U.S. patent applications include claims directed to the following subject matter:

•	Night light devices operable in a medication compliance system;

•	Methods, logic, and apparatus for generating a healthcare signature for an individual;

•	Methods, logic, and apparatus for facilitating access to aggregated medical data;

•	Methods, logic, and apparatus for generating visual displays of medical data;

•	Methods, media, and apparatus for analyzing clinical and financial operating outcomes based on execution of patient care plans and service pathways;

•	Methods, logic, and apparatus for creating participant communities in a multi-level clinical network;

•	Methods, media, and apparatus for generating individual patient care plans;

•	Methods, media, and apparatus for analyzing clinical, operational, and financial outcomes to determine status of medical care facilities and patients;

•	Designs for a medication container top;

•	Computer program generation systems for creating a computer program by recording the actions of a user to easily repeat tasks to streamline workflow;

•	Automated medical diagnosis, risk management, and decision support;

•	Computer systems for monitoring changes in one or more variables in one or more target applications to efficiently synchronize computer applications; and

•	Methods and apparatus where personal health operating system uses n-gram analysis of sensor data to determine a person’s fitness.

The patent applications outside of the United States in our portfolio are held primarily in Taiwan. We have filed, and we intend to file, additional patent applications in certain strategic jurisdictions outside the United States.

Individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained.

Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective filing date. The patent term may be adjusted to compensate for delayed patent issuance, when such delays are caused by the patent office or successful appeals against patent office actions. There is no limit on this patent term adjustment. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. Our issued U.S. patents will expire on dates ranging from 2022 to 2031. If patents are issued on our pending U.S. patent applications, the resulting patents are projected to expire on dates ranging from 2026 to 2036. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of healthcare information technology has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions, and improvements.

With respect to our intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our products and the processes involved in using those products. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our products. However, the area of patent and other intellectual property rights in healthcare technology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our patented products and practicing our proprietary technology. Our issued patents and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our products and services. Moreover, because of the extensive time required for development and testing of a potential product or service, it is possible that, before any particular product or service can be commercialized, any related patent may expire or remain in force for only a relatively short period following commercialization, thereby reducing any advantage of the patent.

We may also rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology and product candidates, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators, and advisors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or may be independently discovered by competitors. To the extent that our employees, contractors, consultants, collaborators, and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

For this and more comprehensive risks related to our proprietary technology, inventions, improvements and products, please see the section on “Risk Factors—Risks Related to Intellectual Property.”

Associates and Culture

We view our employees, which we refer to as associates, and company culture as integral to the successful execution of our vision and mission. As a result, our leadership team prioritizes establishing trusting relationships with our clients, our partners, and each other. We encourage our associates to “rise up” to the challenge and believe that this collective mindset has enabled us to attract and retain some of the best minds in technology, bioscience and healthcare to build and advance our offering. Our core values, which we seek to reflect in our work and are:

•	Building and cultivating RELATIONSHIPS with our clients and each other. Treating individuals with dignity and respect and contributing to the success of others.

•	Demonstrating INTEGRITY by being intellectually honest, doing what you say, and engaging with others from a point of honesty and trust.

•	Delivering excellence in SERVICE. Aspiring to be the best through quality outcomes, partnering to optimize solutions, and holding self and others accountable for success.

•	Actively seeking out the opportunity to ELEVATE by speaking up, contributing feedback and ideas, and advancing the organization’s mission and purpose.

As of August 1, 2015, we had a total of 512 full-time associates in the United States, Canada, India, Singapore and the United Kingdom, with 259 associates in operations, including engineering, 33 in product management, 92 in client services, 33 serve in a clinical function, 27 in sales and business development, and 68 in general and administrative functions. Associate engagement is a core tenant of our leadership focus and monitor of our performance and organizational health. None of our associates are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our associates to be good.

Facilities

Our corporate headquarters are located in Culver City, California, where we occupy facilities totaling approximately 8,000 square feet. We use these facilities for administration, sales and marketing, research and development, engineering, client support, and professional services. In addition, we have ten U.S. locations across seven states and two international locations. Our key facilities include the following:

•	United States

•	Dallas, Texas

•	Herndon, Virginia

•	Mayfield Heights, Ohio

•	Melbourne, Florida

•	Panama City, Florida

•	Philadelphia, Pennsylvania

•	Scottsdale, Arizona

•	International

•	London, United Kingdom

•	Hyderabad, India

We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, if needed, suitable additional space will be available to accommodate any such expansion of our operations.

Government regulation

The products and services that we provide are regulated by federal, state and foreign governmental authorities. Failure to comply with the applicable laws and regulations can subject us to repayment of amounts previously paid to us, significant civil and criminal penalties, loss of licensure, certification, or accreditation, or exclusion from government healthcare programs. The significant areas of regulation are summarized below.

Clinical Laboratory Improvement Amendments of 1988 and state regulation

The Omics tests we use fall under the Clinical Laboratory Improvement Amendments, or CLIA. A clinical laboratory is required to hold certain federal and state licenses, certifications, and permits to conduct our business. As to federal certifications, Congress passed CLIA in 1988, establishing quality standards for all laboratory testing to ensure the accuracy, reliability, and timeliness of patient test results regardless of where the test was performed. The laboratory that performs our Omics services is CLIA certified and is also required to meet certain laboratory licensing requirements for states with regulations beyond CLIA.

Under CLIA, a laboratory is any facility which performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. CLIA regulates virtually all clinical laboratories by requiring they be certified by the federal government and comply with various operational, personnel, facilities administration, quality, and proficiency requirements intended to ensure that their clinical laboratory testing services are accurate, reliable, and timely. Laboratories must register and list their tests with The Centers for Medicare & Medicaid Services, or CMS, the agency that oversees CLIA. CLIA compliance and certification is also a prerequisite to be eligible to bill for services provided to governmental payor program beneficiaries and for many private payors. CLIA is user-fee funded. Therefore, all costs of administering the program must be covered by the regulated facilities, including certification and survey costs.

Clinical laboratories are subject to survey and inspection every two years to assess compliance with program standards, and may be subject to additional unannounced inspections. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, a laboratory, like the one which performs our Omics services, that is certified as “high complexity” under CLIA may develop, manufacture, validate, and use proprietary tests referred to as laboratory developed tests, or LDTs. CLIA requires full validation, including accuracy, precision, specificity, sensitivity, and establishment of a reference range for any LDT used in clinical testing.

CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law. In some cases, state licensure programs actually substitute for the federal CLIA program. In other instances, the state’s regulations may be in addition to the CLIA program. If a laboratory is out of compliance with state laws or regulations governing licensed laboratories, penalties for violation vary from state to state but may include suspension, limitation, revocation or annulment of the license, assessment of financial penalties or fines, or imprisonment.

FDA

The FDA regulates the sale and distribution in interstate commerce of medical devices under the Federal Food, Drug, and Cosmetic Act, or the FDCA, including in vitro diagnostic devices, reagents, and instruments used to perform diagnostic testing. Devices must undergo premarket review by FDA prior to commercialization unless the device is of a type exempted from such review by statute, regulation, or pursuant to FDA’s exercise of enforcement discretion. FDA, to date, has generally not exercised its authority to actively regulate the development and use of LDTs, which are tests that are designed, manufactured, validated, and used within a single laboratory, and, therefore, we do not believe that the LDTs and other tests performed by the Omics laboratory currently require pre-market clearance or approval. It is likely that FDA will more actively regulate LDTs, which could lead to premarket and post-market obligations. In October 2014, FDA issued draft guidance documents stating that FDA intends to change its policy and describing an approach to regulating LDTs using a risk-based, phased-in approach. If finalized, the guidance documents would impose premarket review and other medical device requirements under the FDCA on LDTs classified as high and moderate risk. Enforcement of premarket review and Quality System Regulation, or QSR, requirements would be phased-in based on the risk of the LDT over a period of several years, but Medical Device Reporting requirements and compliance with either a new notification procedure in which the laboratory must provide FDA with certain basic information about each LDT offered by their laboratory or FDA’s device registration and listing requirements would be required within six months of finalization of the guidance documents (with limited exceptions). There is no time frame in which FDA must finalize the draft guidance documents. In the meantime, the laboratory that performs the Omics services will maintain its CLIA certification, which permits the use of LDTs for the purpose of providing information for treatment and other clinical purposes.

FDA regulations pertaining to medical devices govern, among other things, the research, design, development, pre-clinical and clinical testing, manufacture, safety, effectiveness, clearance or approval, record-keeping, packaging, labeling, storage, adverse event reporting, advertising, promotion, marketing, sales, distribution, and import and export of medical devices. Pursuant to the FDCA, and its implementing regulations, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the controls FDA determines necessary to reasonably ensure their safety and effectiveness.

Class I devices are those for which reasonable assurance of safety and effectiveness can be provided by adherence to FDA’s general controls for medical devices, which include applicable portions of FDA’s QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful, and non-misleading labeling, advertising and promotional materials. Many Class I devices are exempt from premarket regulation; however, some Class I devices require premarket clearance by FDA through the 510(k) premarket notification process described below.

Class II devices are subject to FDA’s general controls, and any other special controls, such as performance standards, postmarket surveillance, and FDA guidelines, deemed necessary by FDA to provide reasonable assurance of the devices’ safety and effectiveness. Premarket review and clearance by FDA for Class II devices are accomplished through the 510(k) premarket notification procedure, although some Class II devices are exempt from the 510(k) requirements. We currently resell a blood pressure monitor, which is a class II medical device that has received 510(k) clearance. Premarket notifications are subject to user fees, unless a specific exemption applies. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device, which is a previously cleared 510(k) device or a pre-amendment device that was in commercial distribution before May 28, 1976, for which FDA has not yet called for the submission of a premarket approval, or PMA, application. In determining substantial equivalence, FDA assesses whether the proposed device has the same intended use and technical characteristic as the predicate device, or whether the proposed device has different technological characteristics, but the information submitted in the premarket notification demonstrates the device is as safe and effective as a legally marketed device and does not raise different questions of safety and effectiveness than the predicate device. FDA may request additional information, including clinical data. Under the FDCA, and its implementing regulations, a manufacturer submits a premarket notification 90 days before introducing a device into interstate commerce, but FDA’s review of the premarket notification can take significantly longer. If FDA determines that the device is substantially equivalent to the predicate device(s), the subject device may be marketed. However, if FDA determines that a device is not substantially equivalent to the predicate device(s), then the device would be regulated as a Class III device, discussed below. If a manufacturer obtains a 510(k) clearance for its device and then makes a modification that could significantly affect the device’s safety or effectiveness, a new premarket notification must be submitted to FDA.

Class III devices are those deemed by FDA to pose the greatest risk, such as those that are life-sustaining or life-supporting and for which reasonable assurance of the device’s safety and effectiveness cannot be assured solely by the general controls and special controls described above. Some pre-amendment Class III devices for which FDA has not yet required a PMA require FDA’s clearance of a premarket notification in order to be marketed. However, most Class III devices are required to undergo the PMA process in which the manufacturer must demonstrate reasonable assurance of the safety and effectiveness of the device to FDA’s satisfaction. A PMA application must provide valid scientific evidence, typically extensive preclinical and clinical trial data, and information about the device and its components regarding, among other things, device design, manufacturing, and labeling. PMA applications (and supplemental PMA applications) are subject to significantly higher user fees than are 510(k) premarket notifications. Some PMA applications are exempt from a user fee, for example, a small business’s first PMA.

Even if regulatory approval or clearance of a device is granted, FDA may impose limitations on the uses and indications for which the device may be labeled and promoted, and the device remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must register their facilities and list their devices with FDA. A device manufacturer’s manufacturing processes and those of some of its suppliers are required to comply with the applicable portions of the QSR, which covers quality management, design, production and process controls, quality assurance, labeling, packaging, shipping, and complaint handling. Device manufacturers must submit to the FDA medical device reports for deaths, serious injuries, and certain malfunctions and report certain field corrections and product recalls or removals. Some manufacturers also may be subject to post-market surveillance regulations. Facility records and manufacturing processes are subject to periodic unscheduled inspections by FDA.

Failure to comply with applicable regulatory requirements can result in enforcement action by FDA, which may include any of the following sanctions: public warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, operating restrictions, partial suspension or total shutdown of production, delays in or denial of 510(k) clearance or PMA applications for new products, challenges to existing 510(k) clearances or PMA applications, and a recommendation by FDA to disallow a device manufacturer from entering into government contracts. FDA also has the authority to request repair, replacement, or refund of the cost of any device manufactured or distributed. In the event that a supplier fails to maintain compliance with a device manufacturer’s quality requirements, the manufacturer may have to qualify a new supplier and could experience manufacturing delays as a result.

HIPAA and HITECH

Under the administrative simplification provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, the United States Department of Health and Human Services issued regulations that establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the privacy and security of protected health information used or disclosed by healthcare providers and other covered entities. Three principal regulations with which we are required to comply have been issued in final form under HIPAA: privacy regulations, security regulations, and standards for electronic transactions, which establish standards for common healthcare transactions. The privacy and security regulations were extensively amended in 2013 to incorporate requirements from the HITECH Act.

The privacy regulations cover the use and disclosure of protected health information by healthcare providers and other covered entities. They also set forth certain rights that an individual has with respect to his or her protected health information maintained by a healthcare provider, including the right to access or amend certain records containing protected health information, or to request restrictions on the use or disclosure of protected health information. The security regulations establish requirements for safeguarding the confidentiality, integrity, and availability of protected health information that is electronically transmitted or electronically stored. The HITECH Act, among other things, established certain protected health information security breach notification requirements. A covered entity must notify affected individual(s) and the United States Department of Health and Human Services when there is a breach of unsecured protected health information. The HIPAA privacy and security regulations establish a uniform federal “floor” that healthcare providers must meet and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing protected health information. Massachusetts, for example, has a state law that protects the privacy and security of personal information of Massachusetts residents that is more prescriptive than HIPAA.

These laws contain significant fines and other penalties for wrongful use or disclosure of protected health information. Additionally, to the extent that we submit electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and the HITECH Act, payments to us may be delayed or denied.

In addition to the federal privacy regulations, there are a number of state laws regarding the privacy and security of health information and personal data that are applicable to our operations. The compliance requirements of these laws, including additional breach reporting requirements, and the penalties for violation vary widely and new privacy and security laws in this area are evolving. Many states have also implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results. In some cases, we are prohibited from conducting certain tests without a certification of patient consent by the physician ordering the test. Requirements of these laws and penalties for violations vary widely. We believe that we have taken the steps required of us to comply with health information privacy and security statutes and regulations in all jurisdictions, both state and federal. However, we may not be able to maintain compliance in all jurisdictions where we do business. Failure to maintain compliance, or changes in state or federal laws regarding privacy or security, could result in civil and/or criminal penalties and could have a material adverse effect on our business.

Federal, state and foreign fraud and abuse laws

In the United States, there are various fraud and abuse laws with which we must comply and we are potentially subject to regulation by various federal, state and local authorities, including CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, and individual U.S. Attorney offices within the Department of Justice, and state and local governments. We also may be subject to foreign fraud and abuse laws.

In the United States, the federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for patient referrals for, or purchasing, leasing, ordering or arranging for the purchase, lease or order of, any healthcare item or service reimbursable under a governmental payor program. Courts have stated that a financial arrangement may violate the Anti-Kickback Statute if any one purpose of the arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, credit arrangements, payments of cash, consulting fees, waivers of co-payments, ownership interests, and providing anything at less than its fair market value. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued a series of regulatory “safe harbors.” These safe harbor regulations set forth certain provisions, which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti- Kickback Statute. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Statute will be pursued. Penalties for federal anti-kickback violations are severe, and include imprisonment, criminal fines, civil money penalties, and exclusion from participation in federal healthcare programs. Many states also have anti-kickback statutes, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Legislation defining two new federal crimes related to healthcare were recently enacted: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment, or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact, or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. A violation of this statute is a felony and may result in fines, imprisonment, or exclusion from governmental payor programs.

Finally, another development affecting the healthcare industry is the increased enforcement of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $5,500 to $11,000 for each false claim.

In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor program.

In Europe various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties and/or significant fines, for individuals and/or companies committing a bribery offence. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation. For instance, in the United Kingdom, under the Bribery Act 2010, which went into effect in July 2011, a bribery occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the Bribery Act 2010. Under the new regime, an individual found in violation of the Bribery Act 2010, faces imprisonment of up to 10 years. In addition, the individual can be subject to an unlimited fine, as can commercial organizations for failure to prevent bribery.

Federal and state physician self-referral prohibitions

Under a federal law directed at “self-referral,” commonly known as the “Stark Law,” there are prohibitions, with certain exceptions, on referrals for certain designated health services, including laboratory services, that are covered by the Medicare and Medicaid programs by physicians who personally, or through a family member, have an investment or ownership interest in, or a compensation arrangement with, an entity performing the tests. The prohibition also extends to payment for any testing referred in violation of the Stark Law. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed and possible exclusion from participation in federal governmental payor programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states have comparable laws that are not limited to Medicare and Medicaid referrals.

Corporate practice of medicine

Numerous states have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine, generally referred to as the prohibition against the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. For example, California’s Medical Board has indicated that determining what diagnostic tests are appropriate for a particular condition and taking responsibility for the ultimate overall care of the patient, including providing treatment options available to the patient, would constitute the unlicensed practice of medicine if performed by an unlicensed person. Violation of these corporate practice of medicine laws may result in civil or criminal fines, as well as sanctions imposed against us and/or the professional through licensure proceedings. Typically such laws are only applicable to entities that have a physical presence in the state.

Other regulatory requirements

The laboratory performing the Omics services is subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste, including chemical, biological agents and compounds, blood and bone marrow samples, and other human tissue. Typically, the laboratory uses outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste.

The U.S. Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers, including requirements to develop and implement programs to protect workers from exposure to blood-borne pathogens by preventing or minimizing any exposure through needle stick or similar penetrating injuries.

Legal proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive officers and directors

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s)
Patrick Soon-Shiong, M.D., FRCS (C), FACS	63	Chairman and Chief Executive Officer
Robert Watson	58	President
Paul Holt	49	Chief Financial Officer
Kirk K. Calhoun(1)	71	Director
Stephen D. Nimer M.D.(1) (2)	61	Director
Michael S. Sitrick(1) (2)	68	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee

Executive officers

Patrick Soon-Shiong, M.D., FRCS (C), FACS has served as our Chief Executive Officer and as Chairman of our board of directors since the formation of our company in July 2010. In 2011, he founded NantWorks, LLC, an ecosystem of companies to create a transformative global health information and next generation pharmaceutical development network for the secure sharing of genetic and medical information, where he currently serves as Chief Executive Officer and Chairman of the board of directors. NantWorks, LLC is an affiliate and significant stockholder of NantHealth and Dr. Soon-Shiong indirectly controls all of the equity interests of NantWorks. Dr. Soon-Shiong, a physician, surgeon and scientist, has pioneered novel therapies for both diabetes and cancer, published over 100 scientific papers, and has over 95 issued patents on groundbreaking advancements spanning myriad fields. Dr. Soon-Shiong performed the world’s first encapsulated human islet transplant, the first engineered islet cell transplant and the first pig to man islet cell transplant in diabetic patients. He invented and developed Abraxane, the nation’s first FDA approved protein nanoparticle albumin-bound delivery technology for the treatment of cancer. Abraxane was approved by the FDA for metastatic breast cancer in 2005, lung cancer in 2012, and pancreatic cancer in 2013. Abraxane is now approved in many countries across the globe and sales are expected to reach $1.0 billion in 2015. From 1997 to 2010, Dr. Soon-Shiong served as founder, Chairman and CEO of two global pharmaceutical companies, American Pharmaceutical Partners (sold to Fresenius SE for $5.7 billion in 2008) and Abraxis BioScience (sold to Celgene Corporation for $3.7 billion in 2010). Dr. Soon-Shiong serves as Chairman and Chief Executive Officer of NantKwest, Inc., a pioneering clinical-stage immunotherapy company. Dr. Soon-Shiong is committed to his CEO roles at both NantHealth and NantKwest, and while he does not have minimum time commitments at either company, he will be devoting significant time, attention, and efforts at both companies. Dr. Soon-Shiong also serves as Chairman of the Chan Soon-Shiong Family Foundation and Chairman and Chief Executive Officer of the Chan Soon-Shiong Institute of Molecular Medicine, a non-profit medical research organization. He currently co-chairs the CEO Council for Health and Innovation at the Bipartisan Policy Center and is a member of the Global Advisory Board of Bank of America. He is an Adjunct Professor of Surgery at UCLA, a visiting Professor at the Imperial College of London, the Executive Director of the UCLA Wireless Health Institute, a board member of the California Telehealth Network, and global director for Cancer Services and Bioinformatics at Providence Health. The Friends of the National Library of Medicine has honored him with their Distinguished Medical Science Award. Dr. Soon-Shiong holds a degree in medicine from the University of the Witwatersrand and a M.Sc. in science from the University of British Columbia. Dr. Soon-Shiong is a board certified surgeon and a fellow of the American College of Surgeons and of the Royal College of Physicians and Surgeons of Canada. We believe that Dr. Soon-Shiong is qualified to serve as a member of our board of directors due to his depth of expertise as chairman and chief executive officer of multiple multi-billion dollar companies in the life sciences industry, his broad experience in research and development of pioneering technologies and his educational background.

Robert E. Watson has served as our President since January 2015. Prior to joining NantHealth, he served as president and chief executive officer and director of Streamline Health Solutions, Inc., (Nasdaq: STRM), a healthcare information technology company, from 2011 to 2015. From January 2015 to May 2015, Mr. Watson served as a Director of Streamline Health. Prior to working for Streamline, Mr. Watson served as president and chief executive officer and a director of DocuSys, Inc., a leading provider of anesthesia information systems, from 2007 to 2010. From 2006 to 2007, Mr. Watson was executive vice president of Business Development at Concuity, a healthcare division of Trintech, Plc, a healthcare information technology company. Before that, he served as president and chief executive officer and a director at Concuity, prior to its acquisition by Trintech from 2000 to 2006. Mr. Watson also served as corporate vice president, general manager and chief executive officer of IQHealth at Cerner Corporation from 1999 to 2000. He received an MBA from the Wharton School at the University of Pennsylvania and a BA from Syracuse University. We believe that Mr. Watson is qualified to serve as a member of our board of directors due to his senior management and board experience in the health information technology industry.

Paul A. Holt was appointed Chief Financial Officer in April, 2015. Prior to joining NantHealth, Mr. Holt served as Chief Financial Officer of Quality Systems, Inc. (QSII), a healthcare information technology and services company from 2000 to April 2015. He was Controller of Quality Systems from January 2000 to May 2000. Mr. Holt was the Controller of Sierra Alloys Co., Inc., a titanium metal manufacturing company, from August 1999 to December 1999. From 1995 to 1999, he was Controller of Refrigeration Supplies Distributor, the largest independently owned wholesale distributor and manufacturer of refrigeration supplies and heating controls in the western United States. From 1990 to 1995, Mr. Holt was a Certified Public Accountant at McGladrey & Pullen, LLP. Mr. Holt holds an M.B.A. from the University of Southern California and a B.A. in Economics (cum laude) from the University of California, Irvine.

Directors

Biographical information pertaining to Dr. Soon-Shiong and Mr. Watson may be found in the above section entitled “—Executive officers.”

Kirk K. Calhoun has served as a member of our board of directors since November 2015. Mr. Calhoun joined Ernst & Young LLP, a public accounting firm, in 1965 and served as a partner of the firm from 1975 until his retirement in 2002. Mr. Calhoun is a Certified Public Accountant (non-practicing) with a background in auditing and accounting. He has served on the boards and audit committees of five public companies in the pharmaceutical industry up until the dates of their respective sales, including Abraxis Bioscience, Inc., Myogen, Inc., Aspreva Pharmaceuticals Company, Replidyne, Inc., Adams Respiratory Therapeutics, Inc. and Response Genetics, Inc. Mr. Calhoun also currently serves on the boards of three private companies, including NeuroSigma, Inc., a developer of products that treat major neurological and neuropsychiatric disorders such as epilepsy and depression. Mr. Calhoun received a B.S. in Accounting from the University of Southern California. We believe that Mr. Calhoun is qualified to serve as a member of our board of directors because of his extensive experience and knowledge in the healthcare industry and his significant financial and accounting background.

Stephen D. Nimer M.D. has served as on our board of directors since November 2015. Dr. Nimer, one of the world’s premier leukemia and stem cell transplant researchers and clinicians, has served since May 2012 as the director of the Sylvester Comprehensive Cancer Center at the Miller School and UHealth-University of Miami Health System. Prior to that, Dr. Nimer was associated with Memorial Sloan-Kettering Cancer Center from 1993 to May 2012, where he served as Vice Chair of the Department of Medicine and he held the Alfred P. Sloan Endowed Chair. He was head of the division of hematologic oncology from 1996-2008, and has served as chief of the hematology service from 1993 to May 2012. He has also taught medicine at the Cornell University School of Medicine from 1993 to 2012, and pharmacology, from 2005 to 2012. Dr. Nimer holds a M.D. from the University of Chicago and a B.S. in biology from Massachusetts Institute of Technology. We believe Dr. Nimer’s qualifications to be a member of our board includes his extensive knowledge of clinical oncology, basic science and the healthcare industry.

Michael S. Sitrick has served on our board of directors since November 2015. Since November 2009, Mr. Sitrick is the chairman and chief executive officer of Sitrick Brinko LLC, a subsidiary of Resources Connection, Inc (NASDAQ: RECN), and the successor to Sitrick And Company which he founded in 1989 and was its founder, chairman and chief executive officer until he sold it to Resources Connection, Inc. in 2009, which is a public relations, strategic communications and crisis management company providing advice and counseling to some of the country’s largest corporations, non-profits and governmental agencies, in many areas including mergers and acquisitions, litigation support, corporate positioning and repositioning, developing and implementing strategies to deal with short sellers, executive transitions and government investigations. Prior thereto he was an executive and Senior Vice President – Communications for Wickes Companies, Inc. (from 1981 to 1989), head of Communications and Government Affairs for National Can Corporation (from1974 to 1981) and Group Supervisor at Selz, Seabolt and Associates before that. Prior thereto Mr. Sitrick was Assistant Director of Public Information in the Richard J. Daley administration in Chicago and worked as reporter. Mr. Sitrick is a published author, frequent lecturer, a former board member at two public companies (both of which were sold) and a current and former board member of several charitable organizations. Mr. Sitrick serves as a director of JAKKS Pacific, Inc. He holds a B.S. degree in Business Administration and a major in Journalism from the University of Maryland, College Park. We believe that Mr. Sitrick is qualified to serve as a member of our board of directors because of his extensive experience and knowledge serving on other public company boards.

Board composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering. Our board of directors currently consists of five directors, three of whom will qualify as “independent” under NASDAQ listing standards.

All directors elected at an annual meeting are elected to serve from the time of election and qualification until the earlier of the next annual meeting of stockholders following such election or their resignation or removal. At each annual meeting of stockholders, the terms of each of our incumbent directors expire and all members of our board of directors are elected.

Under Delaware law and our bylaws, our directors may be removed with or without cause by the affirmative vote of the holders of a majority of our outstanding voting stock.

Controlled company exemption

Prior to the closing of this offering, we anticipate that our common stock will be listed on the NASDAQ Global Market, or NASDAQ. Upon the completion of this offering, Dr. Soon-Shiong and entities affiliated with him, will continue to control a significant majority of our common stock. As a result, we are a “controlled company” within the meaning of the NASDAQ listing standards. Under the NASDAQ corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of our board of directors consist of independent directors and (2) the requirement that we have a nominating and corporate governance committee. At the completion of this offering, we expect to continue to have a majority of independent directors on our board of directors. We expect our board of directors to determine that each of Dr. Nimer and Messrs. Sitrick and Calhoun representing three of our five directors, is “independent” as that term is defined under the rules of NASDAQ. We will not have a nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the corporate governance rules of NASDAQ.

These exemptions do not modify the independence requirements for our audit committee, and we satisfy the member independence requirement for the audit committee under the NASDAQ listing standards and SEC rules and regulations. Audit committee members must also satisfy separate independence criteria set forth in Rule 10A-3, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, among other things, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3 and under the rules of NASDAQ, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of Dr. Nimer and Messrs. Sitrick and Calhoun representing three of our five directors, is “independent” as that term is defined under the rules of NASDAQ.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain relationships and related party transactions.”

There are no family relationships among any of our directors or executive officers.

Role of board in risk oversight process

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements and reviews related party transactions, in addition to oversight of the performance of our external audit function. Our board of directors monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Committees of the board of directors

Our board of directors has an audit committee and a compensation committee, each of which has the composition and the responsibilities described below. As a “controlled company” within the meaning of the NASDAQ corporate governance rule, we have elected not to have a nominating and corporate governance committee.

Audit committee

Our audit committee is comprised of Dr. Nimer and Messrs. Sitrick and Calhoun. Mr. Calhoun serves as the chairperson of our audit committee. All members of our audit committee meet the requirements for independence and financial literacy of audit committee members under current NASDAQ listing standards and SEC rules and regulations. Our board of directors has determined that Mr. Calhoun is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under NASDAQ listing standards. The responsibilities of our audit committee include, among other things:

•	selecting and hiring the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	approving audit and non-audit services and fees;

•	reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	preparing the audit committee report that the SEC requires to be included in our annual proxy statement;

•	reviewing reports and communications from the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•	establishing and overseeing procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable rules of the SEC and the listing standards of NASDAQ.

Compensation committee

Our compensation committee is comprised of Dr. Nimer and Mr. Sitrick, and Dr. Nimer serves as the chairperson of our compensation committee. All members of our compensation committee meet the requirements for independence under current NASDAQ listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code, as amended. The purpose of our compensation committee is to oversee our compensation policies, plans and benefit programs and to discharge the responsibilities of our board of directors relating to compensation of our executive officers. The responsibilities of our compensation committee include, among other things:

•	overseeing our overall compensation philosophy and compensation policies, plans and benefit programs;

•	reviewing and approving or recommending to the board for approval compensation for our executive officers and directors;

•	preparing the compensation committee report that the SEC will require to be included in our annual proxy statement; and

•	administering our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable rules of the SEC and the listing standards of NASDAQ.

Compensation committee interlocks and insider participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of ethics and business conduct

Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and agents and representatives, including consultants. Following this offering, a copy of the code of business conduct and ethics will be available on our website at www.nanthealth.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

Our only executive officer for 2014 was Dr. Soon-Shiong. In 2015, we hired our President, Robert Watson, and our Chief Financial Officer, Paul Holt.

2014 summary compensation table

The following table provides information regarding the compensation of our named executive officer during the year ended December 31, 2014.

Name and Principal Position	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other	Total
Dr. Soon-Shiong(1)	$—	$—	$—	$—	$—	$—	$—

(1)	We did not pay cash or any other compensation to Dr. Soon-Shiong during the year ended December 31, 2014.

2014 outstanding equity awards at fiscal year-end

The following table provides information regarding equity awards held by our named executive officers as of December 31, 2014.

Option Awards
	Vesting Commencement Date	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date
Name		Exercisable	Unexercisable
Dr. Soon-Shiong(1)	—	—	—	—	—

(1)	We did not issue any equity awards to Dr. Soon-Shiong during the year ended December 31, 2014.

Executive employment agreements

Paul Holt. On March 16, 2015, we entered into an offer letter agreement with Mr. Holt pursuant to which he agreed to serve as our Chief Financial Officer, effective as of April 13, 2015, in consideration for an annual base salary of $350,000, eligibility to receive an annual performance bonus with the target amount determined as 50% of Mr. Holt’s annual base salary, and eligibility to participate in any benefit programs that we make available to our senior executives. Mr. Holt’s offer letter agreement is for no particular term and provides for “at will” employment, subject to certain severance provisions as described below.

Mr. Holt’s offer letter agreement provides that we shall pay him a sign-on bonus of $50,000. If Mr. Holt’s employment with us is terminated within one (1) year following the effective date of the offer letter agreement for “cause” for without “good reason” (as such terms are defined in Mr. Holt’s offer letter agreement), Mr. Holt will be required to repay us for the sign-on bonus within thirty (30) days following his termination date.

Mr. Holt’s offer letter agreement provides that, within sixty (60) days after the effective date of the offer letter agreement, we will grant Mr. Holt 625,120 units under our Phantom Unit Plan. All of the units granted to Mr. Holt pursuant to the offer letter agreement will vest in full upon a “change of control” (as such term is defined in the Phantom Unit Plan). Upon an “initial public offering” (as such term is defined in the Phantom Unit Plan), 50% of the units will vest upon the closing of the initial public offering and the remaining 50% will vest over four (4) years in equal installments on each annual anniversary of the initial public offering. The units will otherwise be subject to the terms and conditions of the Phantom Unit Plan.

Mr. Holt’s offer letter agreement provides that we shall pay or reimburse Mr. Holt for all reasonable moving costs associated with Mr. Holt and his immediate family’s relocation to the Los Angeles area, up to an aggregate amount of $15,000, provided that such costs are incurred no later than one (1) year from the effective date of the offer letter agreement, and provided further that we will not be responsible for broker’s fees, real estate transfer taxes or any other costs associated with Mr. Holt’s relocation to the Los Angeles area. We will also pay or reimburse Mr. Holt for the reasonable costs of his overnight accommodations in the Los Angeles area during the 120-day period (or up to 180 days if extended) after the effective date of the offer letter agreement. If we terminate Mr. Holt’s employment for cause or he voluntarily resigns without good reason, in each case within the one (1) year period after the effective date of the offer letter agreement, Mr. Holt shall be required to repay us for all relocation costs paid or reimbursed to him by the Company within thirty (30) days after his termination.

Pursuant to Mr. Holt’s offer letter agreement, if we terminate the employment of Mr. Holt without cause or Mr. Holt resigns for good reason, in each case within the thirty-six (36) month period after the effective date of the offer letter agreement, and Mr. Holt executes a release of claims that becomes effective within sixty (60) days following his termination date, then we shall pay Mr. Holt a single cash payment equal to the greater of (a) 50% of his then-current annual base salary and (b) if he has been employed by us less than one (1) year, his monthly base salary multiplied by the difference of (i) twelve (12) months minus (ii) the number of whole months Mr. Holt has been employed by us, less all applicable withholdings.

Mr. Holt’s offer letter agreement contains a non-solicitation provision, pursuant to which Mr. Holt has agreed not to interfere with us or our affiliates, or solicit our employees or interfere with our business relationships, for one (1) year after the termination of his employment.

Robert Watson. On January 8, 2015, we entered into an offer letter agreement with Mr. Watson pursuant to which he agreed to serve as our President, effective as of January 9, 2015, in consideration for an annual base salary of $375,000, eligibility to receive an annual performance bonus with the target amount determined as 50% of Mr. Watson’s annual base salary, and eligibility to participate in any benefit programs that we make available to our senior executives. Mr. Watson’s offer letter agreement is for no particular term and provides for “at will” employment, subject to certain severance provisions as described below.

Mr. Watson’s offer letter agreement provides that we shall pay him a sign-on bonus of $100,000. If Mr. Watson’s employment with us is terminated within one (1) year following the effective date of the offer letter agreement for “cause” or without “good reason” (as such terms are defined in Mr. Watson’s offer letter agreement), Mr. Watson will be required to repay us for the sign-on bonus within thirty (30) days following his termination date.

Mr. Watson’s offer letter agreement provides that, within sixty (60) days after the effective date of the offer letter agreement, we will grant Mr. Watson 1,250,225 units under our Phantom Unit Plan. All of the units granted to Mr. Watson pursuant to the offer letter agreement will vest in full upon a “change of control” (as such term is defined in the Phantom Unit Plan). Upon an “initial public offering” (as such term is defined in the Phantom Unit Plan), 50% of the units will vest upon the closing of the initial public offering and the remaining 50% will vest over four (4) years in equal installments on each annual anniversary of the initial public offering. The units will otherwise be subject to the terms and conditions of the Phantom Unit Plan.

Mr. Watson’s offer letter agreement provides that we shall pay or reimburse Mr. Watson for all reasonable moving costs associated with Mr. Watson and his immediate family’s relocation to the Los Angeles area and for two exploratory trips to the Los Angeles area, including airfare, lodging, meals, rental car and other incidental expenses, up to an aggregate amount of $50,000, provided that such costs are incurred no later than June 30, 2015, and provided further that we will not be responsible for broker’s fees, real estate transfer taxes or any other costs associated with Mr. Watson’s relocation to the Los Angeles area. We will also pay or reimburse Mr. Watson for the reasonable and documented costs of his travel and living expenses for up to six (6) months after the effective date of the offer letter agreement. If we terminate Mr. Watson’s employment for cause or he voluntarily resigns without good reason, in each case within the one (1) year period after the effective date of the offer letter agreement, Mr. Watson shall be required to repay us for all relocation costs paid or reimbursed to him by the Company within thirty (30) days after his termination.

Mr. Watson’s offer letter agreement provides that we will reimburse legal, tax and advisory expenses incurred by Mr. Watson in the negotiation and preparation of his offer letter agreement with us in an amount up to $10,000.

Pursuant to Mr. Watson’s offer letter agreement, if we terminate the employment of Mr. Watson without cause or Mr. Watson resigns for good reason, in each case within the thirty-six (36) month period after the effective date of the offer letter agreement, and Mr. Watson executes a release of claims that becomes effective within sixty (60) days following his termination date, then we shall pay Mr. Watson a single cash payment equal to 125% of his then current annual base salary plus 125% of his annual target bonus, less all applicable withholdings.

Mr. Watson’s offer letter agreement contains a non-solicitation provision, pursuant to which Mr. Watson has agreed not to interfere with us or our affiliates, or solicit our employees or interfere with our business relationships, for one (1) year after the termination of his employment.

Director compensation

We did not pay cash or any other compensation to our directors during the year ended December 31, 2014.

We will pay our non-employee directors $             a year payable quarterly for their service on our board of directors.

From time to time, we will grant equity awards to our non-employee directors for their service on our board of directors. We also reimburse our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. Directors who are also our employees receive no additional compensation for their service as a director.

Our 2016 Equity Incentive Plan, or the 2016 Plan, as described below under the section titled “—Equity benefit and stock plans,” provides that in the event of a merger or change in control, as defined in our 2016 Plan, each outstanding equity award granted under our 2016 Plan that is held by a non-employee director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable.

Equity benefit and stock plans

2016 Equity Incentive Plan.

Our board of directors intends to adopt the 2016 Equity Incentive Plan, or the 2016 Plan, in connection with this offering. Our 2016 Plan will permit the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized shares. A total of                  shares of our common stock will be reserved for issuance pursuant to the 2016 Plan. In addition, shares may become available under the 2016 Plan under the following paragraph.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2016 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2016 Plan and all remaining shares will remain available for future grant or sale under the 2016 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2016 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under our 2016 Plan.

Plan administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2016 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2016 Plan as exempt under Rule 16b-3 of the Exchange Act or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2016 Plan, the administrator has the power to administer the plan, including but not limited to, the power to interpret the terms of our 2016 Plan and awards granted under it, to create, amend and revoke rules relating to our 2016 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock options. Stock options may be granted under our 2016 Plan. The exercise price of options granted under our 2016 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2016 Plan, the administrator determines the other terms of options.

Stock appreciation rights. Stock appreciation rights may be granted under our 2016 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2016 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock. Restricted stock may be granted under our 2016 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator.

The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2016 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted stock units. Restricted stock units may be granted under our 2016 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2016 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restricted stock units will vest.

Performance units and performance shares. Performance units and performance shares may be granted under our 2016 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination.

Non-employee directors. Our 2016 Plan provides that all non-employee directors are eligible to receive all types of awards (except for incentive stock options) under the 2016 Plan. Our 2016 Plan provides that in any given fiscal year, a non-employee director may not receive under the 2016 Plan awards greater than                  shares, which limit is increased to                  shares in connection with awards granted in the fiscal year of his or her initial service. Our 2016 Plan further provides that, in the event of a merger or change in control, as defined in our 2016 Plan, each outstanding equity award granted under our 2016 Plan that is held by a non-employee director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable.

Non-transferability of awards. Unless the administrator provides otherwise, our 2016 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2016 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2016 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2016 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control. Our 2016 Plan provides that in the event of a merger or change in control, as defined under the 2016 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment, termination. The administrator will have the authority to amend, suspend or terminate the 2016 Plan provided such action will not impair the existing rights of any participant. Our 2016 Plan will automatically terminate in 2026, unless we terminate it sooner.

Nant Health, LLC Profits Interests Plan

In December 2013, our board of directors adopted and our members approved the Profits Interests Plan. Our Profits Interests Plan permits the grant of profits interests units to our employees, consultants, directors, and other service providers and our affiliate entities’ service providers. Profits interests units awarded under the Profits Interests Plan take the form of Series C units of our company.

Authorized Units. A total of 63,750,000 units may be issued under the Profits Interests Plan. To the extent that a participant’s units lapse or the rights of the participant terminate, such units will again be available for grant under the Profits Interests Plan.

Plan Administration. Our board of directors or an appointee of our board of directors will administer the Profits Interests Plan. Subject to the provisions of our Profits Interests Plan, the administrator has the power to determine which recipients will receive an award of units, the time or times when such award will be made, the number of units that may be issued under such award and the vesting schedule, as applicable. In making such determination, the administrator may take into account the nature and length of the services rendered by respective individuals, their past, present and potential contribution to our (or our affiliate’s) success and such other factors as the administrator in its discretion deems relevant. The administrator is authorized to construe the Profits Interests Plan and respective award agreements executed under the plan, to prescribe such rules and regulations relating to the plan as it may deem advisable to carry out the intent of the plan, to determine the terms, restrictions and provisions of each award of units, and to make all other determinations necessary or advisable for administering the plan. The administrator may correct any defect or supply any omission or reconcile any inconsistency in any award agreement in the manner and to the extent it shall deem expedient to carry it into effect. The determinations of the administrator will be conclusive, final and binding on recipients of awards of units under the Profits Interests Plan.

Profits Interests. Units granted under the Profits Interests Plan do not, as of the date of grant, represent an interest in the capital of the Company, and do not entitle the participant to receive distributions if we were liquidated immediately after the grant. The units granted under the Profits Interests Plan entitle the participant to receive an allocation to the participant’s capital account of a portion of the profit and loss of our company arising after the date of the grant of such units and, subject to vesting conditions, distributions made out of a portion of the profits of our company arising after the date of the grant of such interest, such fraction being equal to the number of units held by the participant divided by the total number of units or other membership interests outstanding at the time the allocation is made (subject to subsequent dilution to reflect the sale or grant of membership interests to other members of our company). Units issued under the Profits Interests Plan will carry no voting or information rights, except as required by applicable law.

Whenever we grant units under the Profits Interests Plan, we will do the following:

1.

Our board of directors will make a good faith determination of the current fair market value of our company, which value will be no less than the amount of distributions that would be distributed to the members of our company under the LLC Agreement if, immediately after the issuance of the units, all of our assets were sold for their respective fair market values, our liabilities were paid in full, and the remaining proceeds were distributed in accordance with the priorities set forth in the LLC Agreement.

2.	The excess (if any) of such current fair market value of our company over the sum of the capital accounts of all members of our company will be treated as unrealized profit.

3.	The unrealized profit will be allocated to the capital account of all members immediately prior to the grant of the units under the Profits Interests Plan, in proportion to such members’ percentage interests in such unrealized profit. The purpose of this allocation is to ensure that the sum of the capital accounts of all members immediately prior to such grant equals the fair market value of our company at such time, as determined by our board of directors.

4.	The fair market value of our company will be treated as the hurdle amount of the Series C units granted under the LLC Agreement.

5.	The recipient of the units granted under the Profits Interests Plan will have an initial capital account of zero ($0) with respect to the units.

Vesting and Forfeiture of Units. Except as otherwise provided in an award agreement, with respect to each grant of units made to a participant under the Profits Interests Plan, the participant will become vested as to 25% of the units underlying such grant twelve (12) months after the vesting commencement date, and the participant will become vested as to 25% of the remaining units underlying such grant on each yearly anniversary of the vesting commencement date thereafter, provided, in each case, that on each such vesting date the participant’s continuous service to us has not terminated. Upon the closing of a “sale of our company” (as such term is defined in the Profits Interests Plan), each participant will immediately become fully vested as to 100% of the units then held by the participant, provided that upon the closing the participant’s continuous service has not terminated.

If a participant’s continuous service is terminated prior to any portion of such participant’s units vesting, the participant will immediately forfeit the unvested portion of his or her units. Forfeiture of unvested units will have the following consequences:

1.	The percentage interest of the participant of forfeited unvested units will be reduced (including to zero if applicable) to that level represented by any vested units also held by such participant;

2.	Except as otherwise provided in the Profits Interests Plan, the effective date of such reduction will be any day selected by the administrator that falls between the dates commencing one month prior to and one month following the termination of services; and

3.	The participant will forfeit any undistributed positive amounts previously allocated to his or her capital account with respect to forfeited units; provided that the participant will not be liable for return to our company of any amounts previously distributed in respect of the forfeited units.

Gap in Service. Except as otherwise provided in an award agreement or the terms of the Profits Interests Plan, if a participant ceases to provide services to us in any capacity, but within 60 days of such termination the participant again commences to provide services to us in the same or some other capacity, then the administrator may, in its sole and absolute discretion, determine that for all purposes of the plan such participant will not be treated as if his or her services had terminated.

Purchase Option. Pursuant to the Profits Interests Plan, upon either (i) termination of a participant’s services or (i) the transfer of a participant’s units under a decree of divorce by a court of competent jurisdiction, we will have the option (but not the obligation) to purchase participant’s vested units (or in the case of divorce, that portion of the vested units as has been transferred under the decree of divorce). A purchase under the terms of the Profits Interests Plan will be determined in accordance with following:

1.	If we terminate the participant’s service for “cause” (as such term is defined in the Profits Interests Plan), we will have the right (but not the obligation) to repurchase all of the participant’s vested units for an aggregate amount of one dollar;

2.	If we terminate the participant’s service without cause, the participant voluntarily resigns or the participant’s service terminates by reason of death or disability, we will have the right (but not the obligation) to purchase all or a portion of the participant’s vested units for their fair market value; and

3.	In the case of divorce, we will have right (but not the obligation) to purchase all or a portion the vested units which have been transferred under decree of divorce for their fair market value.

This purchase option may be exercised by written notice to the participant (or the participant’s heirs, executor or other personal representative, or former spouse, as applicable) within 180 days after the participant’s termination. The purchase and sale of any such vested units will take place at a time specified by the administrator not more than 60 days following the date of notice of exercise of our option. We will pay the entire purchase price in cash. If we do not exercise our purchase option within this 180 day period, our purchase right will lapse and become void.

Transfers. Without the prior written consent of the administrator, a participant may not directly or indirectly sell, assign, pledge, hypothecate or otherwise transfer or dispose of such participant’s vested units, except as permitted by the terms of the Profits Interests Plan. However, a participant has the right to assign all or a portion of his or her vested units without consent of the administrator for bona fide estate planning purposes, either during such participant’s lifetime or on death by will or intestacy, to such participant’s immediate family members and other “permitted transferees” (as such term is defined in the Profits Interests Plan), provided that such transfer complies with the terms and conditions of the Profits Interests Plan.

Certain Adjustments. In the event of a subdivision or consolidation of our membership interests or a distribution on membership interests without receipt of consideration by us, the number of units available for issuance under the Profits Interests Plan will be (i) proportionately increased in the event of an increase in the number of outstanding membership interests and (ii) proportionately reduced in the event of a reduction in the number of outstanding membership interests.

If we recapitalize or otherwise change our capital structure, units issued under the Profits Interests Plan will be adjusted in the same manner as membership interests of the same class or series that have been issued to our members, except to the extent that the administrator determines in good faith that such adjustment would not be appropriate in the circumstances.

In the event of changes to our outstanding membership interests by reason of recapitalization, reorganization, mergers, consolidations, combinations, exchanges or other relevant changes in capitalization, any outstanding units issued under the Profits Interests Plan and any award agreements evidencing such units will be subject to adjustment by the administrator in its discretion. In the event of any change to the outstanding units, the aggregate number of units available under the plan may be appropriately adjusted by the administrator.

Term of Units. Units must be granted within 10 years from the date the Profits Interests Plan is adopted by our board of directors or approved by our members, whichever is earlier, and the plan must be approved by holders of a majority of our voting membership interests by the later of (i) within 12 months before or after the plan is adopted by our board of directors or (ii) prior to or within 12 months of the grant of any units under the plan in the State of California.

Amendment or Termination. Our board of directors in its discretion may terminate the Profits Interests Plan at any time. Our board of directors may alter or amend the Profits Interests Plan or any part from time to time, including without limitation to increase the total number of Series C units issuable under the plan, provided that no change to any units subject to an outstanding award may be made which would materially and adversely impair the rights of a participant without the participant’s consent.

Nant Health, LLC Phantom Unit Plan

In March 2015 our board of directors adopted the Phantom Unit Plan. Our Phantom Unit Plan permits the grant of units to our employees and consultants and our subsidiary entities’ employees and consultants. Each unit awarded under the Phantom Unit Plan represents a non-equity interest that entitles the holder to a cash payment measured by the fair market value of one Series A unit.

Authorized units. A total of 63,750,000 units may be issued under the Phantom Unit Plan, less the number of issued and outstanding Series C units of our company. To the extent that a participant’s units are forfeited or otherwise expire by their terms, such units will be deemed to have been issued for purposes of determining the number of units available for issuance under the Phantom Unit Plan.

Plan administration. Our board of directors will administer the Phantom Unit Plan. Subject to the provisions of our Phantom Unit Plan, our board of directors has the power to administer the plan, including but not limited to, the power to interpret the terms of our Phantom Unit Plan and awards granted under it, to determine whether or not a transaction or series of related transactions results in a “change of control” or an “initial public offering” (as such terms are defined in the Phantom Unit Plan), to determine the fair market value of a Series A unit or any other non-cash consideration issuable under the Phantom Unit Plan in connection with a change of control or an initial public offering, to determine the “change of control consideration” and the “initial public offering implied value” (as such terms are defined in the Phantom Unit Plan), from time to time to determine who will be designated as participants and the terms under which such participants will be entitled to participate, and to establish, change or adjust units granted to each of the participants.

Vesting and Forfeiture of Units. Except as otherwise provided in an award agreement, with respect to each grant of units made to a participant under the Phantom Unit Plan, the participant will become vested as to 25% of the units underlying such grant twelve (12) months after the vesting commencement date, and the participant will become vested as to 25% of the remaining units underlying such grant on each yearly anniversary of the vesting commencement date thereafter, provided, in each case, that on each such vesting date the participant’s “continuous service status” (as such term is defined in the Phantom Unit Plan) has not terminated. Upon the closing of a “change of control” (as such term is defined in the Phantom Unit Plan), each participant will immediately become fully vested as to 100% of the units then held by the participant, provided that upon the closing the participant’s continuous service status has not terminated. If a participant’s continuous service status is terminated prior to any portion of such participant’s units vesting, the participant will immediately forfeit the unvested portion of his or her units. If a participant’s continuous service status is terminated prior to a change of control or “initial public offering” (as such term is defined in the Phantom Unit Plan), the participant will immediately forfeit all units (including vested units) held by the participant.

Payments. Upon the earlier of a change of control or an initial public offering, each participant will become entitled to a payment equal to the product of (i) the number of vested units then held by such participant and (ii) the fair market value of a Series A unit, as adjusted pursuant to the Phantom Unit Plan, and subject to the terms of the Phantom Unit Plan regarding post-closing payments made in connection with a change of control (a “Liquidity Event Vested Unit Payment”). With respect to each unit held by a participant that becomes a vested unit after the change of control or initial public offering, each such participant will become entitled to a payment equal to the product of (i) such vested unit and (ii) the fair market value of a Series A unit, as may have been adjusted pursuant to the terms of the Phantom Unit Plan, on the date on which such unit becomes a vested unit (a “Post-Liquidity Event Vested Unit Payment”). Vested unit payments will have value based on the position of Series A units in our capital structure, even if the payment is made in or with respect to another security (for example, in the event of an initial public offering).

A participant will be paid such participant’s Liquidity Event Vested Unit Payment in lump sum as soon as practicable after the change of control or initial public offering, but in no event later than sixty (60) days following the date on which the event occurs.

With respect to a Liquidity Event Vested Unit Payment made in connection with a change of control, each participant will be paid his or her applicable payments only if and to the extent that the related change of control consideration is paid to us or our members, as applicable, whether at the closing related to the change of control or subsequently pursuant to the application of any escrow, earn-out or other similar arrangement, and subject to the same terms and conditions as apply to us or our members generally, as applicable, and provided that any such payment not paid by the fifth (5th) anniversary of the closing of the change of control will be forfeited by the participants and will instead be distributed to us or our members (as applicable) in the same manner as the other proceeds resulting from the change of control.

A participant will be paid such participant’s Post-Liquidity Event Vested Unit Payment in lump sum as soon as practicable after the applicable vesting date, but in no event later than thirty (30) days following the date on which the underlying unit becomes a vested unit.

Vested unit payments will be made in cash or non-cash consideration, as determined by our board of directors in its sole discretion and subject to any tax withholding. Any non-cash consideration paid to a participant in the form of securities after giving effect to such withholding will be rounded down to the nearest whole security, with the remainder of any such payment paid to the participant in cash.

Non-assignability of awards. To the maximum extent permitted by law, a participant’s right or benefits under our Phantom Unit Plan will not be subject to anticipation, alienation, sale, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, assign, pledge, encumber or charge the same will be void. No right or benefit under the Phantom Unit Plan will in any manner be liable for or subject to the debts, contracts, liabilities or torts of the person entitled to such benefit.

Certain adjustments. Upon any change in the Series A units through merger, consolidation, reorganization, recapitalization, reincorporation, stock split, incorporation or other change in or affecting our capital structure, our board of directors may make appropriate adjustments to the units, including the kind of securities deliverable under the Phantom Unit Plan above in respect of vested unit payments, to preserve the level of benefits (without enlargement or dilution of such benefits) intended to accrue to the participants in such manner as our board of directors, in its sole discretion, deems appropriate and equitable.

Term of units, amendment or termination. Unless otherwise stated in the notice of award, the term of each grant of units under the Phantom Unit Plan will be ten (10) years from the date of grant. After the expiration of the term, the grant of units will be of no further force or effect, except to the extent vested and payable prior to the expiration.

Our board of directors has the authority to amend, suspend or terminate the Phantom Unit Plan and any units granted under the plan, provided such action may not materially and adversely affect any participant without the participant’s consent.

Our Phantom Unit Plan will automatically terminate on the completion of all earned payments under the terms of the plan. Additionally, our Phantom Unit Plan will automatically terminate upon the earlier to occur of the following events, if such event occurs prior to a change of control or initial public offering, and provided that units granted prior to such event will remain outstanding pursuant to their terms: (i) the 10th anniversary of the effective date of the plan or (ii) a determination by our board of directors to terminate the plan.

Limitations on liability and indemnification matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each member of our board of directors and each of our officers. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain relationships and related transactions

The following is a summary of transactions since January 1, 2012 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive and Director Compensation.”

Related party transaction policy

Following completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which, as defined in our written related party transactions policy, are transactions in which we participate and the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, or nominee for director, in each case at any time since the beginning of the most recently completed year, and their immediate family members, or any person or entity who is or will be, at the time a transaction, arrangement or relationship occurs or exists, a greater than 5% beneficial owner of our common stock, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.

LLC conversion

We are currently a Delaware limited liability company. Prior to the issuance of any of our shares of common stock in this offering, we will convert into a Delaware corporation and change our name from Nant Health, LLC to NantHealth, Inc. This LLC Conversion to a corporate form in connection with this offering will occur pursuant to our Eighth Amended and Restated Limited Liability Company Agreement, or the LLC Agreement, and has been approved by our board of directors. As a result, we will enter into a conversion agreement with certain of our equityholders that provides that the LLC Conversion take the form of a statutory conversion, and also provides that the LLC Conversion shall occur prior to the declaration of effectiveness by the SEC of our registration statement related to this offering without any further action on the part of our board of directors or equityholders. In conjunction with the LLC Conversion, all of our outstanding units will automatically be converted into shares of our common stock, based on their relative rights as set forth in our LLC Agreement. See “Description of Securities” for additional information regarding a description of the terms of our common stock following the LLC Conversion and the terms of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering. Concurrently with the consummation of the conversion to a corporation, the LLC Agreement will be terminated other than certain provisions relating to certain pre-termination tax matters and liabilities and certain indemnification provisions.

We may be required to make tax distributions to these equityholders for the portion of 2015 prior to the LLC Conversion. These distributions would be made within          days after the LLC Conversion. We do not expect to make any tax distribution with respect to 2013 and 2014.

LLC agreement

Our directors and members entered into the LLC Agreement which governs our operations. Upon the consummation of the LLC Conversion, we will be converted into a corporation, and the LLC Agreement will no longer govern our operations and will not govern the rights of our stockholders.

We created a board of directors to manage our business affairs. The LLC Agreement provides that the board of directors has the power and discretion to manage and control the business, property and affairs of our company but that certain actions required the consent of certain of our members.

Under the LLC Agreement, we have units authorized, including Series A through G. Each equityholder holding Series A, B, D, E, F or G units has one vote for each unit held. Holders of our Series C profits units do not have the right to vote. The LLC Agreement also sets forth the rights of and restrictions on unitholders, including certain rights of first refusal and preemptive and co-sale rights. In addition, the LLC Agreement places certain transfer restrictions on our equityholders. The LLC Agreement includes indemnification provisions obligating Nant Health, LLC to indemnify its board of directors, officers, members, employees and agents.

Concurrently with the consummation of the LLC Conversion, the LLC Agreement will be terminated other than certain provisions relating to certain pre-termination tax matters and liabilities and certain indemnification provisions.

Agreements with NantOmics, LLC

Our Chairman and Chief Executive Officer and principal stockholder, Dr. Soon-Shiong, founded and has a controlling interest in NantOmics, which is a company that delivers molecular analysis capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care. In June 2015, we made a $250.0 million investment in NantOmics in exchange for an approximate 14.2% equity stake in NantOmics.

In June 2015, we entered into the NantOmics Exclusive Reseller Agreement, or the NantOmics Reseller Agreement, pursuant to which we hold an exclusive license with NantOmics to resell genomic sequencing and bioinformatics services (including sample collection kits) made exclusively available from NantOmics to us, as well as related consulting and other professional services, to institutional customers (including insurers and self-insured healthcare providers) throughout the world. However, the NantOmics Reseller Agreement excludes services provided for research or educational purposes, for consumer applications or for the development, evaluation, trial, analysis or regulatory approval of any pharmaceutical product or treatment. We will also have rights to use NantOmics’ marketing materials and trademarks in connection with the marketing and resale of services, to distribute clinical reports issued by NantOmics to requisitioning physicians, and to use data we collect to perform certain activities, but NantOmics will own such materials, trademarks, reports and data. In exchange, we will pay NantOmics a fixed, per service fee, determined based on the amount billed by us in respect of the services, with annual aggregate minimums beginning in 2016 of $2.0 million. Among other diligence obligations, NantOmics will provide commercially reasonable sales and marketing support to us regarding the services, and we shall use commercially reasonable efforts to market and actively promote the services. The NantOmics Reseller Agreement has an initial term through December 31, 2020 and renews automatically for successive one (1) year periods, unless either party provides advance written notice of non-renewal or is earlier terminated by us or NantOmics. We have the right to terminate the agreement for convenience on six (6) months’ prior written notice, and each party has the right to terminate the agreement in the event there is a material, uncured breach or ineligibility for federal healthcare programming by the other party.

In June 2015, as partial consideration for the rights granted to us pursuant to the NantOmics Reseller Agreement, we also entered into a license agreement with NantOmics granting NantOmics rights to market, resell, and prepare derivative works of our eviti products, Health Heritage software, and other present and future products and services that contemplate direct use by patients or end-users, and related developer tools, in the fields of pharmaceutical discovery and development, individual consumer access, and for research, educational and other non-commercial purposes. The agreement further grants NantOmics rights to market and sell products and services under our trademarks and rights to the data and information generated by NantHealth customers’ use of the eviti products, Health Heritage software, and other products or services in connection with its businesses in the fields of pharmaceutical discover and development, individual consumer access, and for research, educational and other non-commercial purposes. In exchange, we will have rights to use the improvements and derivative works generated by or on behalf of NantOmics and the data and information generated by NantOmics’ customers outside such fields, though NantOmics will own all such improvements, works, data and information. The agreement will continue until termination by us or NantOmics. We have the right to terminate the agreement with respect to the applicable products or services in the event of any third party claim alleging that our products or services infringe or violate any intellectual property that cannot be practically remedied, and each party will have the right to terminate the agreement in the event there is a material, uncured breach or insolvency by the other party.

Agreements with affiliates of NantWorks, LLC

Our Chairman and Chief Executive Officer and principal stockholder, Dr. Soon-Shiong, founded and has a controlling interest in NantWorks, which is a collection of multiple companies in the healthcare and technology space.

In May 2015, NantWorks contributed all right, title and interest in all of the outstanding equity interests of NantCloud to us for approximately $7.2 million (which is the cost, without markup, that NantWorks paid for the assets and to run that business). Pursuant to this agreement, we have assumed all duties and liabilities of NantWorks related to NantCloud and its operations. NantCloud is our wholly owned subsidiary.

In November 2012 and in conjunction with Verizon Investment LLC’s, or Verizon, investment in our Series B units, NantWorks and certain of its affiliates contributed all of the outstanding equity interests of each eviti, Inc., iSirona, LLC, Net.Orange, Inc., Qi Imaging, LLC, Vitality, Inc., NantCare, LLC and Assisteo Holding, Inc. to us in exchange for 400 million of our Series A units valued at $1.00 per unit. We also entered into a Shared Services Agreement with NantWorks, subject to which NantWorks provides for ongoing corporate, general and administrative and other support services in areas such as legal, information technology, human resources and administration management, finance and risk management, facilities, procurement and travel, and corporate development and strategy. We were billed monthly for such services at cost (without markup), but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the employees providing the services. We incurred $9.9 million and $5.8 million of expenses during the years ended December 31, 2014 and 2013, respectively, related to selling, general and administrative services provided by NantWorks. Additionally, we incurred $1.5 million and $0.6 million of expenses during the years ended December 31, 2014 and 2013, respectively, related to research and development services provided by NantWorks. Immediately prior to Verizon’s investment, we owed $31.0 million to NantWorks. This amount was forgiven in connection with Verizon’s investment and was treated as a capital contribution within Series A members’ equity.

Investment in NantPharma and redemption agreement

On October 31, 2013, we entered into an Exchange Agreement with Blackstone, NantPharma and NantWorks. Pursuant to the Exchange Agreement, we purchased a portion of Blackstone’s minority equity interest in NantPharma in exchange for 3,572,031 of our Series A units. In May 2014, we entered into a Redemption Agreement with NantPharma whereby we sold our entire equity interest in NantPharma in exchange for a cash payment of $10.0 million, which was the value of the Series A units issued to Blackstone. NantPharma currently is a wholly-owned subsidiary of NantWorks.

For the years ended December 31, 2014 and 2013, we recognized $1.5 million of income and $0.2 million of losses, respectively, related to this investment. These amounts represented our pro rata share of NantPharma’s earnings and losses during each period.

Related party promissory notes

During 2013, we executed two demand promissory notes with Cambridge Equities, L.P. or Cambridge. Our Chairman and Chief Executive Officer, Dr. Soon-Shiong, is the sole member of MP 13 Ventures, LLC, which is the general partner of Cambridge. The principal amount of each advance made by Cambridge to us pursuant to these notes was $15.0 million and $7.5 million, respectively. The first note bears interest at a per annum rate of 3.0%, while the second note bears interest at a per annum rate of 5.0%. Interest is compounded annually and computed on the basis of the actual number of days in a year. As of December 31, 2014 and 2013, the total principal and interest outstanding on these two notes amounted to $23.7 million and $22.8 million, respectively. The unpaid principal and any accrued and unpaid interest on the promissory notes with the related party are due and payable on demand. Accrued and unpaid interest in the amount of $1.2 million and $0.3 million is included in related party payables on the consolidated balance sheet at December 31, 2014 and 2013, respectively. We repaid all of the principal and accrued interest on these promissory notes in full in July 2015.

Additionally, in June 2013, we executed a demand promissory note with Cal Cap. The total advances made by Cal Cap to us pursuant to this note amounted to $6.1 million. The note bears interest at a per annum rate of 3.0% compounded annually and computed on the basis of the actual number of days in the year. As of December 31, 2014 and 2013, the total principal and interest outstanding on the note amounted to $6.4 million and $6.2 million, respectively. The unpaid principal and any accrued and unpaid interest on the promissory note with Cal Cap is due and payable on demand. Accrued and unpaid interest in the amount of $0.3 million and $77,000 is included in related party payables on the consolidated balance sheet at December 31, 2014 and 2013, respectively. We repaid all of the principal and accrued interest on this promissory note in full in July 2015.

Acquisition and Sale of Qi Imaging to Ziosoft KK

In conjunction with our acquisition of Qi Imaging, LLC, or Qi Imaging, in 2011 from Ziosoft KK, we entered into a development services agreement whereby we provided quality assurance and development services to Ziosoft KK related to its imaging technology. Cal Cap acquired a controlling interest in Ziosoft KK concurrent with our acquisition of Qi Imaging, and as a result, Qi Imaging and Ziosoft KK share common ownership.

During the years ended December 31, 2013 and 2012, we recognized revenue related to this arrangement of $0.5 million and $0.9 million, respectively. No further amounts were recognized as revenue during the year ended December 31, 2014 prior to the sale of Qi Imaging to Ziosoft KK.

In April 2014, we sold our 80.0% fully diluted equity interest in Qi Imaging back to Ziosoft KK in exchange for $3.0 million in cash received at closing and an additional $2.6 million in cash to be received in annual installments through June 30, 2017. Since Ziosoft KK is controlled by Cal Cap, we treated the sale of Qi Imaging as the transfer of a business between entities under common control and the difference between the total consideration of $5.6 million and the net assets of Qi Imaging was recognized within our Series A members’ equity.

In April 2014, we entered into an agreement with Qi Imaging to obtain rights to image visualization software and associated architecture nonexclusively from Qi Imaging for the purpose of re-selling such software to distributors, resellers and end-user customers. We will also have rights to integrate the software into our platforms and technology. We are obligated to pay Qi Imaging a fixed annual fee, determined based on the number of users and/or specialties that we sell or otherwise grant access to the software. The agreement has an initial term of three years and renews automatically for successive one year periods, unless terminated by us or Qi Imaging. We and Qi Imaging have the right to terminate the agreement for convenience upon one hundred twenty days’ written notice prior to the scheduled expiration of the term, though, upon request by us, the agreement shall continue to be in force for up to one year following the notice of termination.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as to shares of common stock beneficially owned as of June 30, 2015, after giving effect to (i) the LLC Conversion and (ii) the conversion of all of our outstanding units into shares of common stock, which we expect to occur prior to the completion of this offering, and as adjusted to reflect the sale of common stock in this offering, for:

•	each director and director nominee;

•	each officer named in the summary compensation table;

•	each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and

•	all directors, director nominees and executive officers as a group.

The percentage ownership information is based on                 shares of common stock outstanding as of June 30, 2015 after giving effect to (i) the LLC Conversion and (ii) the conversion of all of our outstanding units into shares of common stock, which we expect to occur prior to the completion of this offering. The percentage ownership information after the offering shown in the table assumes the issuance of                 shares of common stock in this offering (and no exercise of the underwriters’ option to purchase additional shares). Shares issuable pursuant to the exercise of stock options exercisable within 60 days are deemed outstanding and held by the holder of such options for computing the percentage of outstanding common stock beneficially owned by any other person.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of June 30, 2015. As noted in the applicable footnotes to the table, some of the options are not vested but are exercisable at any time and, if exercised, subject to a lapsing right of repurchase until the options are fully vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o NantHealth, Inc., 9920 Jefferson Blvd, Culver City, CA 90230.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders:
NantWorks, LLC(1)	400,000,000
NHealth Holdings, Inc.(2)	35,720,664
KHealth Holdings, Inc.(3)	53,580,996
Allscripts Healthcare Solutions, Inc.(4)	59,099,908

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
Directors, Director Nominees and Named Executive Officers:
Patrick Soon-Shiong, M.D., FRCS (C), FACS (5)	400,000,000
Robert Watson	—	*
Paul Holt	—	*
Kirk K. Calhoun (6)	—	*
Stephen D. Nimer, M.D. (6)	—	*
Michael S. Sitrick (6)	—	*

All directors and executive officers as a group (6 persons)	400,000,000

*	Represents beneficial ownership of less than one percent of our outstanding shares of common stock.
(1)	The address of NantWorks, LLC is 9920 Jefferson Boulevard, Culver City, California 90232.
(2)	The address of NHealth Holdings, Inc. is 1209 Orange Street, Wilmington, Delaware 19801. The sole shareholder of NHealth Holdings, Inc. is the Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait.
(3)	The address of KHealth Holdings, Inc. is 1209 Orange Street, Wilmington, Delaware 19801. The sole shareholder of KHealth Holdings, Inc. is the Kuwait Investment Office, being the London Office of the Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait.
(4)	The address of Allscripts Healthcare Solutions, Inc. is 222 Merchandise Mart, Suite 2024, Chicago, Illinois 60654.
(5)	Consists of 400,000,000 shares held by NantWorks, LLC. Our Chairman and Chief Executive Officer, Dr. Soon-Shiong, indirectly owns all of the equity interests in NantWorks, LLC.
(6)	Joined our board of directors after June 30, 2015.

DESCRIPTION OF SECURITIES

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation and bylaws that are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of                  shares of common stock, $0.0001 par value per share, and                  shares of undesignated preferred stock, $0.0001 par value per share.

Common stock

We are authorized to issue up to a total of                 shares of common stock, par value $0.0001 per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no cumulative voting rights. Further, holders of our common stock have no preemptive, conversion, redemption or subscription rights and there are no sinking fund provisions applicable to our common stock. Upon our liquidation, dissolution or winding-up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors, or board, out of our assets which are legally available.

As of June 30, 2015, there were                  shares of common stock issued and outstanding and there were approximately                 holders of record of our common stock, assuming (i) the LLC Conversion and (ii) the conversion of all of our outstanding units into shares of common stock, which we expect to occur prior to the completion of this offering.

Preferred stock

Our board is authorized, subject to certain limitations prescribed by law, to designate and issue up to a total of                  shares of preferred stock, par value $0.0001 per share, without stockholder approval. The board may issue preferred stock from time to time in one or more series and fix the designations, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions on the shares of each such series, including dividend rights and rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any such series.

Our board may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration rights

From October 25, 2012 through June 26, 2015, we entered into a Registration Rights Agreement, as amended, or the Registration Rights Agreement, with certain of our existing investors. Pursuant to this agreement, we have provided these existing investors with a right to demand registration of their shares on Form S-1 exercisable at any time following the consummation of this offering, provided that such demand is made at the request of 50% of the holders of such rights, subject to certain obligations set forth in the Registration Rights Agreement. Additionally, we have provided the holders of our Series B units with a right to demand registration of their shares on Form S-1 exercisable at any time following the consummation of this offering, provided that such demand is made at the request of 50% of the holders of such rights, subject to certain obligations set forth in the Registration Rights Agreement. We have also provided certain of our existing investors with a right to demand registration of their shares on Form S-3, provided that such demand is made at the request of 5% of the holders of such rights, subject to certain obligations set forth in the Registration Rights Agreement.

We have also granted certain of our existing investors “piggyback” registration rights, subject to certain other limitations that allow certain of our existing investors to include the shares of our common stock in any public offerings of equity securities initiated by us or any demand registration rights holder.

We will pay the registration expenses (other than underwriting discounts and applicable selling commissions) of the holders of the shares registered pursuant to the registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, each holder that has registration rights has agreed not to sell or otherwise dispose of any securities without the prior written consent of                 , for a period ending 180 days from the date of this prospectus (subject to extension). See “Underwriting” for additional information.

Anti-takeover effects of Delaware law and our certificate of incorporation and bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and restated certificate of incorporation and amended and restated bylaw provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•	Board of directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

•	Amendment of charter provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding voting securities.

•	Issuance of undesignated preferred stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “NH”.

Transfer agent and registrar

The transfer agent and registrar for our common stock is                 . The transfer agent and registrar’s address is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Following the completion of this offering, and after giving effect to the LLC Conversion, which we expect to occur prior to the completion of this offering based on the number of shares of our capital stock outstanding as of June 30, 2015, we will have a total of                  shares of our common stock outstanding. Of these outstanding shares, all of the                  shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering, including in the reserved share program, by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining                  shares of common stock outstanding upon the closing of this offering are restricted securities, as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•	restricted shares will be eligible for sale in the public market upon completion of this offering under Rule 144; and

•	restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject (with respect to shares held by affiliates) to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, or if no such notice is required, the date of receipt of the order to execute the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Lock-up agreements

Notwithstanding the availability of Rule 144, holders of                  of our shares will enter into lock-up agreements as described above under “Underwriting” and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements, subject to any exceptions set forth therein.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares under Rule 701.

Equity incentive plans

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity incentive plans. The registration statement on Form S-8 will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. See the section titled “Executive and Director Compensation—Equity benefit and stock plans” for additional information.

Registration rights

Pursuant to the Registration Rights Agreement, the holders of                  shares of our common stock, or their transferees, will be entitled, under certain circumstances and subject to certain restrictions, to require us to register their shares under the Securities Act. For a description of these registration rights, see “Description of Securities—Registration rights.” If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal non-income tax laws, except to the limited extent set forth below. In addition, this discussion does not address any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•	persons subject to the alternative minimum tax or the tax on net investment income;

•	tax-exempt organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal non-income tax laws or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussions below on effectively connected income and FATCA withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below on backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our U.S. and worldwide real property plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such stock, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Provisions of the Code commonly referred to as FATCA, Treasury Regulations issued thereunder and official IRS guidance generally impose a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our common stock and under current transition rules are expected to apply to the payment of gross proceeds of a sale or other disposition of our common stock made on or after January 1, 2017. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters.                 . are the joint book-running managers of the offering and are representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                  additional shares of common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for up to $ for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission, or SEC, a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of                  for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing equity incentive plans.

Our directors and executive officers, and substantially all of our securityholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                  (1) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, or other securityholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our common stock approved for listing on the NASDAQ Global Market under the symbol “NH”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                 , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain sales and trading, commercial banking, financial advisory, investment management, investment research, principal investment, hedging, market making, brokerage, investment banking and other financial and non-financial activities and services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans or other securities relating to our assets, and may do so in the future. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, an aggregate of                      of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of the securities offered by this prospectus may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any of the securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any of the securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We and the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of securities in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in that Relevant Member State of securities which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive):

•	who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and/or

•	Who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Switzerland

The securities offered by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss

Federal Act on Collective Investment Schemes, CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to Prospective Investors in the Dubai International Financial Centre, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The securities offered by this prospectus have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commissio, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The securities offered by this prospectus may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the securities may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any securities may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the securities, you represent and warrant to us that you are an Exempt Investor.

As any offer of securities under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the securities you undertake to us that you will not, for a period of 12 months from the date of issue of the securities, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The securities offered by this prospectus have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The securities offered by this prospectus have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”);

•	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Bermuda

The securities offered by this prospectus may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the British Virgin Islands

The securities are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The securities may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands),“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the securities for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

The securities may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognised exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Notice to prospective investors in China

This prospectus does not constitute a public offer of the securities offered by this prospectus, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The securities are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the securities without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to prospective investors in Korea

The securities have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the securities have been and will be offered in Korea as a private placement under the FSCMA. None of the securities may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The securities have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the securities shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the securities. By the purchase of the securities, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the securities pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the securities, as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, the securities are not offered, and the Offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

•	the offer, transfer, sale, renunciation or delivery is to duly registered banks, mutual banks, financial services provider, financial institution, the Public Investment Corporation (in each case registered as such in South Africa), a person who deals with securities in their ordinary course of business, or a wholly owned subsidiary of a bank, mutual bank, authorized services provider or financial institution, acting as agent in the capacity of an authorized portfolio manager for a pension fund (duly registered in South Africa), or as manager for a collective investment scheme(registered in South Africa); or

•	the contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than R1,000,000.

This document does not, nor is it intended to, constitute an “offer to the public” (as that term is defined in the South African Companies Act, 2008 (the “SA Companies Act”) and does not, nor is it intended to, constitute a prospectus prepared and registered under the SA Companies Act. This document is not an “offer to the public” and must not be acted on or relied on by persons who do not fall within Section 96(1)(a) of the SA Companies Act (such persons being referred to as “relevant persons”). Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

A South African resident person or company or any non-South African company which is a subsidiary of a South African company is not permitted to acquire the securities unless such person has obtained exchange control approval to do so.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Los Angeles, California. The underwriters are being represented by                , in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated and combined financial statements at December 31, 2013 and 2014, and for each of the two years in the period ended December 31, 2014, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, has audited Net.Orange, Inc. and Subsidiaries consolidated financial statements at December 31, 2013 and for the year then ended (which contains an explanatory paragraph describing conditions that raise substantial doubt about Net.Orange Inc. and Subsidiaries’ ability to continue as a going concern as described in Note 2 to the consolidated financial statements), as set forth in their report. We’ve included Net.Orange Inc. and Subsidiaries’ financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Mayer Hoffman McCann P.C., independent auditors, has audited NantOmics LLC and Subsidiaries consolidated and combined financial statements at December 31, 2013 and 2014, and for each of the two years in the period ended December 31, 2014, as set forth in their report. We’ve included NantOmics LLC and Subsidiaries’ financial statements in the prospectus and elsewhere in the registration statement in reliance on Mayer Hoffman McCann P.C.’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.nanthealth.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Nant Health, LLC

Consolidated and Combined Financial Statements

Years Ended December 31, 2013 and 2014

Six-months Ended June 30, 2014 and 2015

Unaudited Consolidated and Combined Balance Sheets at December 31, 2014 and June 30, 2015	F-38

Unaudited Consolidated and Combined Statements of Operations for the six months ended June 30, 2014 and 2015	F-39

Unaudited Consolidated and Combined Statements of Comprehensive Loss for the six months ended June 30, 2014 and 2015	F-40

Unaudited Consolidated and Combined Statements of Cash Flows for the six months ended June 30, 2014 and 2015	F-41

Notes to Unaudited Condensed Consolidated and Combined Financial Statements	F-42 – F-52

NantOmics, LLC

Consolidated and Combined Financial Statements

Years Ended December 31, 2013 and 2014

Report of Independent Auditors	F-53

Consolidated and Combined Balance Sheets	F-55

Consolidated and Combined Statements of Operations	F-56

Consolidated and Combined Statements of Change in Members’ Equity	F-57

Consolidated and Combined Statements of Cash Flows	F-58

Notes to Consolidated and Combined Financial Statements	F-59 – F-76

Three Months Ended March 31, 2014 and 2015

Unaudited Condensed Consolidated Balance Sheets at December 31, 2014 and March 31, 2015	F-77

Unaudited Condensed Consolidated and Combined Statements of Operations for the three months ended March 31, 2014 and 2015	F-78

Unaudited Condensed Consolidated Statement of Changes in Members’ Equity for the three months ended March 31, 2014 and 2015	F-79

Unaudited Condensed Consolidated and Combined Statements of Cash Flows for the three months ended March 31, 2014 and 2015	F-80

Notes to Unaudited Condensed Consolidated and Combined Financial Statements	F-81 – F-89

Net. Orange, Inc.

Consolidated Financial Statements

Year Ended December 31, 2013 and

Three Months Ended March 31, 2013 and 2014

Unaudited Condensed Consolidated Balance Sheets at December 31, 2013 and March 31, 2014	F-106
Unaudited Condensed Consolidated Statements of Operations for the three month periods ended March 31, 2013 and 2014	F-107
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the three month periods ended March 31, 2013 and 2014	F-108
Unaudited Condensed Consolidated Statement of Changes in Shareholder’s Equity for the three month period ended March 31, 2014	F-109
Unaudited Condensed Consolidated Statements of Cash Flows for the three month periods ended March 31, 2013 and 2014	F-110
Notes to Unaudited Condensed Consolidated Financial Statements	F-111

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of

Nant Health, LLC and Subsidiaries

We have audited the accompanying consolidated and combined balance sheets of Nant Health, LLC and Subsidiaries as of December 31, 2013 and 2014, and the related consolidated and combined statements of operations, comprehensive loss, changes in members’ equity and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of Nant Health, LLC and Subsidiaries at December 31, 2013 and 2014, and the consolidated and combined results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

November 11, 2015

Nant Health, LLC and Subsidiaries

Consolidated and Combined Balance Sheets

(In thousands)

	December 31,
	2013	2014
Assets
Current assets
Cash and cash equivalents	$17,017	$3,699
Marketable securities	—	221,871
Accounts receivable, net of allowance of $373 and $277 at December 31, 2013 and 2014, respectively	3,056	2,441
Inventories, net	676	2,946
Related party receivables	3,401	623
Prepaid expenses and other current assets	977	1,638

Total current assets	25,127	233,218

Property, plant, and equipment, net	2,840	9,315
Deferred taxes, net	206	153
Goodwill	6,354	33,368
Intangible assets, net	47,976	32,499
Investments in related parties	22,206	—
Related party receivable	—	2,150
Other assets	100	172

Total assets	$104,809	$310,875

Liabilities, Redeemable Units and Members’ Equity
Current liabilities
Accounts payable	$2,632	$4,136
Accrued expenses	8,764	5,524
Deferred revenue	15,256	24,114
Related party payables	7,539	14,904
Notes payable	1,975	—
Related party promissory notes	28,599	34,502
Deferred taxes, net	206	153
Other current liabilities	4,000	3,664

Total current liabilities	68,971	86,997
Deferred revenue	11,461	9,012
Other liabilities	3,720	65

Commitments and Contingencies

Redeemable Series F units: 0 and 53,581 units issued and outstanding at December 31, 2013 and 2014, respectively	—	150,000

Members’ equity
Series A units: 406,132 and 419,919 units issued and outstanding at December 31, 2013 and 2014, respectively	105,752	123,713
Series B units: 19,110 units issued and outstanding at December 31, 2013 and 2014	50,000	50,000
Series C units: 541 and 2,704 units issued and outstanding at December 31, 2013 and 2014, respectively	162	199
Series D units: 0 and 3,572 units issued and outstanding at December 31, 2013 and 2014, respectively	—	10,000
Series E units: 0 and 35,721 units issued and outstanding at December 31, 2013 and 2014, respectively	—	100,000
Accumulated deficit	(134,735)	(219,160)
Accumulated other comprehensive income (loss)	(504)	49

Total NantHealth members’ equity	20,675	64,801
Non-controlling interests	(18)	—

Total members’ equity	20,657	64,801

Total liabilities, redeemable units and members’ equity	$104,809	$310,875

The accompanying notes are an integral part of these consolidated and combined financial statements.

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Operations

(In thousands)

	Year Ended December 31,
	2013	2014
Revenue:
Software and hardware	$11,819	$8,372
Software–as-a-service	5,193	9,778

Total software-related revenue	17,012	18,150
Maintenance	4,836	5,345
Other services	4,873	10,426

Total net revenue	26,721	33,921

Cost of Revenue:
Software and hardware	560	1,025
Software-as-a-service	2,938	8,026

Total software-related cost of revenue	3,498	9,051
Maintenance	451	438
Other services	8,284	7,047
Amortization of developed technologies	5,901	7,694

Total cost of revenue	18,134	24,230

Gross profit	8,587	9,691
Operating Expenses:
Selling, general and administrative	35,310	46,209
Research and development	10,750	16,979
Amortization of software license and acquisition-related assets	3,583	7,033
Impairment of intangible asset	—	24,150

Total operating expenses	49,643	94,371

Loss from operations	(41,056)	(84,680)
Interest expense, net	(364)	(980)
Other income (expense), net	234	(477)
(Loss) income from equity method investments	(164)	1,525

Loss before income taxes	(41,350)	(84,612)
Provision for income taxes	4	5

Net loss	(41,354)	(84,617)
Less: Net loss attributable to non-controlling interests	(421)	(192)

Net loss attributable to NantHealth	$(40,933)	$(84,425)

The accompanying notes are an integral part of these consolidated and combined financial statements.

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Comprehensive Loss

(In thousands)

	Year Ended December 31,
	2013	2014
Net loss	$(41,354)	$(84,617)
Other comprehensive (loss) income, net of income taxes
Foreign currency translation adjustments	—	49
Net changes related to available for sale securities
Re-measurement of investment in NDO to fair value	(663)	172
Reclassification of losses on NDO to net income	—	332

Total net changes related to available for sale securities	(663)	504

Total other comprehensive (loss) income	(663)	553

Comprehensive loss	(42,017)	(84,064)
Less: Net loss attributable to non-controlling interests	(421)	(192)

Comprehensive loss attributable to NantHealth	$(41,596)	$(83,872)

The accompanying notes are an integral part of these consolidated and combined financial statements.

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Changes in Members’ Equity

(In thousands)

	Series A Units		Series B Units		Series C Units		Series D Units		Series E Units		Accumulated Deficit	Comprehensive Income (Loss)	NantHealth, LLC Equity	Non-controlling Interests	Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2012	406,132	$96,964	25,000	$25,000	—	$—	—	$—	—	$—	$(93,802)	$159	$28,321	$88	$28,409
Obligation to issue membership interests	—	8,537	—	—	—	—	—	—	—	—	—	—	8,537	—	8,537
Issuance of membership interests	—	—	8,930	25,000	—	—	—	—	—	—	—	—	25,000	—	25,000
Adjustment to existing membership interests	—	—	(14,820)	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	251	—	—	541	162	—	—	—	—	—	—	413	315	728
Net loss attributable to NantHealth	—	—	—	—	—	—	—	—	—	—	(40,933)	—	(40,933)	(421)	(41,354)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(663)	(663)	—	(663)

Balance at December 31, 2013	406,132	105,752	19,110	50,000	541	162	—	—	—	—	(134,735)	(504)	20,675	(18)	20,657
Issuance of membership interests	3,760	525	—	—	—	—	3,572	10,000	35,721	100,000	—	—	110,525	—	110,525
Acquisition of NDO	6,906	16,619	—	—	—	—	—	—	—	—	—	332	16,951	—	16,951
Sale of former subsidiary	—	5,439	—	—	—	—	—	—	—	—	—	—	5,439	—	5,439
Sale of related party equity method investment	—	102	—	—	—	—	—	—	—	—	—	—	102	—	102
Transactions with non-controlling interests	2,765	(4,892)	—	—	—	—	—	—	—	—	—	—	(4,892)	75	(4,817)
Stock-based compensation expense	356	168	—	—	2,163	37	—	—	—	—	—	—	205	135	340
Net loss attributable to NantHealth	—	—	—	—	—	—	—	—	—	—	(84,425)	—	(84,425)	(192)	(84,617)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	221	221	—	221

Balance at December 31, 2014	419,919	$123,713	19,110	$50,000	2,704	$199	3,572	$10,000	35,721	$100,000	$(219,160)	$49	$64,801	$—	$64,801

The accompanying notes are an integral part of these consolidated and combined financial statements.

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2013	2014
Cash flows from operating activities:
Net loss	$(41,354)	$(84,617)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,207	16,178
Impairment of other intangible assets	—	24,150
Unrealized changes in fair value of marketable securities	—	3,677
Realized changes in fair value of marketable securities	—	109
Stock-based compensation	728	340
Provision for bad debt expense	53	204
Other non-cash expenses (income)	336	(1,154)
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable, net	(923)	468
Inventory, net	204	(2,308)
Related party receivables	(23)	120
Prepaid expenses and other current assets	(369)	(132)
Accounts payable	608	1,634
Accrued expenses	1,672	(4,606)
Deferred revenue	4,977	(928)
Related party payables	5,001	7,582
Other assets and liabilities	3,253	(2,852)

Net cash used in operating activities	(15,630)	(42,135)

Cash flows from investing activities:
Capital expenditures	(2,002)	(7,637)
Investments in unconsolidated related parties	(3,650)	(3,319)
Purchase of intangible assets	(30,000)	(4,000)
Purchases of marketable securities	—	(251,729)
Proceeds from sales of marketable securities	—	26,072
Sale of business and equity method investment, net of cash transferred	—	12,842
Acquisitions of businesses, net of cash acquired	—	(2,306)

Net cash used in investing activities	(35,652)	(230,077)

Cash flows from financing activities:
Proceeds from issuance of membership interests, net of issuance costs	25,000	260,525
Additions to (reductions in) long-term notes payable	1,975	(1,975)
Earn-out to former non-controlling interests	—	(5,608)
Proceeds from issuance of related party promissory notes	28,599	5,903

Net cash provided by financing activities	55,574	258,845

Effect of exchange rate changes on cash and cash equivalents	—	49
Net increase (decrease) in cash and cash equivalents	4,292	(13,318)
Cash and cash equivalents, beginning of period	12,725	17,017

Cash and cash equivalents, end of period	$17,017	$3,699

Supplemental disclosure of cash flow information:
Cash paid for interest	$33	$31
Non-cash transactions:
Obligation to issue equity	$8,537	$—

The accompanying notes are an integral part of these consolidated and combined financial statements.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

1.	Description of Business and Basis of Presentation

Nature of Business

Nant Health, LLC (“NantHealth” or the “Company”), a Delaware limited liability company, was formed on July 7, 2010. The Company, together with its subsidiaries, is a transformational healthcare cloud-based IT company converging science and technology through a single integrated clinical platform, to provide actionable health information at the point of care, in the time of need, anywhere, anytime. NantHealth is a subsidiary of NantWorks, LLC (“NantWorks”), which is a subsidiary of California Capital Equity, LLC (“Cal Cap”). The three companies were founded and are led by Dr. Patrick Soon-Shiong.

As of December 31, 2014, NantHealth conducted the majority of its operations through the following wholly-owned subsidiaries, all of which are based in the United States: iSirona, LLC (“iSirona); eviti, Inc. (“eviti”); Net.Orange, Inc. (“NDO”); Vitality, Inc. (“Vitality”); and Assisteo Holding, Inc. (“Assisteo”).

Organization

iSirona

On April 29, 2011, Cal Cap acquired membership interests of iSirona which represented an approximate 23.0% equity interest and a convertible note that, upon conversion, would provide Cal Cap with a 51.0% ownership interest on a fully diluted basis. Cal Cap converted the convertible note in iSirona on March 1, 2012 which provided Cal Cap with a controlling financial interest in iSirona as of March 1, 2012. On October 2, 2012 Cal Cap contributed its equity interest in iSirona to NantHealth. On December 31, 2012, NantHealth purchased the non-controlling interests in iSirona which resulted in iSirona becoming a wholly-owned subsidiary of NantHealth.

eviti

On April 29, 2011, Cal Cap also purchased shares of eviti’s common stock along with warrants to acquire additional shares of common stock that together represented an approximate 64.6% equity interest on a fully diluted basis. This purchase provided Cal Cap with a controlling financial interest in eviti. Cal Cap’s stake in eviti had a fair value of approximately $9,989 while the non-controlling interests that remained outstanding had a fair value of approximately $3,247. On October 2, 2012 Cal Cap contributed its equity interest in eviti to NantHealth. In September and October of 2014, NantHealth purchased the non-controlling interests in eviti which resulted in eviti, becoming a wholly-owned subsidiary of NantHealth (see Note 13).

NDO

Between January 14, 2011 and October 1, 2012, Cal Cap invested approximately $12,000 in NDO’s preferred stock, resulting in a fully diluted ownership percentage of approximately 30.0%. On October 2, 2012 Cal Cap contributed its equity interest in NDO to NantHealth. NantHealth purchased an additional $2,000 and $1,000 shares of NDO’s preferred stock in 2012 and 2013, respectively, which increased its ownership interest to 39.1% on a fully diluted basis. As the Company did not have a controlling financial interest in NDO prior to June 18, 2014, this interest was treated as an available-for-sale debt investment on NantHealth’s consolidated and combined balance sheet. By June 30, 2014, NantHealth had acquired 100% of NDO’s outstanding equity interests that it did not already own and NDO became a wholly-owned subsidiary of NantHealth (see Note 3).

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Vitality

Between 2008 and 2010, an affiliate of NantHealth purchased shares of Vitality’s preferred stock for approximately $4,000 and had loaned approximately $2,433 to Vitality in the form of convertible debt. The purchases of Vitality’s preferred stock and the loans represented a non-controlling interest in Vitality. On January 18, 2011, the affiliate converted its debt into shares of preferred stock and paid approximately $14,065 to exercise an option to purchase the remaining equity of Vitality and obtained 100% equity ownership of Vitality. On October 2, 2012 Cal Cap contributed its equity interest in Vitality to NantHealth.

Assisteo and NantCare

On January 24, 2012, NantWorks acquired 100% of the stock of Assisteo and 100% of the membership interests in NantCare from Eastman Europe, SA (“Eastman”) for total consideration of $5,121. On October 2, 2012 Cal Cap contributed its equity interest in Assisteo and NantCare to NantHealth. In 2014, the Company wound down the operations of NantCare and its assets, including personal property and intellectual property, were transferred to the Company on February 28, 2014 when the entity was legally dissolved.

Qi Imaging

On September 12, 2011, Qi Imaging was formed by Cal Cap for the purpose of acquiring certain assets and assuming certain liabilities of Ziosoft, Inc., a wholly-owned subsidiary of Ziosoft KK. Qi Imaging’s acquisition of the assets and assumption of the liabilities occurred on October 6, 2011 upon payment of $100 in cash to Ziosoft, Inc. and upon the issuance of 10.0% of Qi Imaging’s membership interests to the founder of Ziosoft KK. Additionally, the founder of Ziosoft KK received the right to vest in an additional 10.0% of Qi Imaging’s membership interests, on a fully diluted basis, if he continued to provide consulting services to Qi Imaging after the acquisition. On October 2, 2012 Cal Cap contributed its equity interest in Qi Imaging to NantHealth. On April 25, 2014, NantHealth subsequently sold its 80.0% fully diluted equity interest in Qi Imaging to Ziosoft KK, a related party, in exchange for $3,000 in cash received on the closing date and an additional $2,600 in cash to be received in annual installments through June 30, 2017 (see Note 18).

NantCloud

On May 31, 2015, NantHealth purchased 100% of the outstanding equity interests in NantCloud Services, LLC (“NantCloud”) from NantWorks in exchange for $7,277 in cash. NantCloud offers a secure cloud infrastructure for hosting sensitive healthcare data as well as information technology security services tailored for the healthcare industry. The Company has accounted for the purchase of NantCloud as an arrangement of entities under common control and has retrospectively adjusted its combined financial statements to include NantCloud’s financial position as of December 31, 2014 and its operations and cash flows beginning on the date of its inception in February 2014 through December 31, 2014.

Basis of Presentation

The consolidated and combined financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America.

The transfer and assignment by Cal Cap and NantWorks to NantHealth of the equity interests in the entities mentioned above are recorded and presented at their carryover basis since NantHealth and the transferors are under common control. The historical statements of operations, members’ equity and cash flows of

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

iSirona, eviti, Vitality, Assisteo, NantCare and Qi Imaging have been combined with the Company beginning on the date of inception of common control of each respective entity.

The transfer and assignment by NantWorks to NantHealth of the equity interests in NantCloud was recorded and presented at its carryover basis since NantHealth and the transferor are under common control. The historical statement of operations, members’ equity and cash flows of NantCloud have been combined with the Company beginning on the date of inception of common control of the entity. NDO was treated as an available-for-sale debt investment on NantHealth’s consolidated balance sheet beginning October 2, 2012 as NantHealth did not have a controlling financial interest in the entity until June 2014 when it acquired the remaining equity interests in NDO that it did not already own (see Notes 3 and 10).

The accompanying consolidated and combined financial statements include the financial statements of all wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. For consolidated subsidiaries that are less than wholly owned, the third-party holdings of equity interests are referred to as non-controlling interests. All material intercompany balances and transactions with the Company’s subsidiaries have been eliminated.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions used in the accompanying consolidated and combined financial statements are based upon management’s evaluation of the relevant facts and circumstances at the balance sheet date. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, accounts receivable allowance, inventory reserves, useful lives of long-lived assets and intangible assets, income taxes, and the fair value of its investments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented.

Variable Interest Entities

The Company evaluates its ownership interests, contractual rights and other interests in entities to determine if the entities are variable interest entities (“VIEs”), if it has a variable interest in those entities and the nature and extent of those interests. These evaluations are highly complex and involve judgment, the use of estimates and assumptions based on available historical information. In order for the Company to be the primary beneficiary of a VIE, it must have both (1) the power to direct the activities of a VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that, in either case, could potentially be significant to the VIE. The Company consolidates entities of which it is the primary beneficiary.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Non-Controlling Interests

Non-controlling interests are classified as a separate component of equity in the consolidated and combined balance sheets and consolidated and combined statements of changes in members’ equity. Additionally, net loss attributable to non-controlling interests is reflected separately from consolidated and combined net loss in the consolidated and combined statements of operations, comprehensive loss and changes in members’ equity.

The Company uses the hypothetical liquidation at book value (“HLBV”) method as an approximation of certain profit sharing arrangements when this methodology best represents the economics of the equity holders’ share of profits or losses. HLBV uses a balance sheet approach, which measures the non-controlling interests’ share of income or loss by calculating the change in the amount of net assets the investors are legally able to claim based on a hypothetical liquidation of the entity at the beginning and end of a reporting period.

Revenue Recognition

Revenue represents the consideration received or receivable from clients for solutions and services provided by the Company. The Company’s revenue is generated from the following sources:

•	Software and hardware – Software and hardware revenue is generated from the sale of the Company’s software, on either a perpetual or term license basis, and the sale of our hardware. The software is installed on the client’s site or the client’s designated vendor’s site and is not hosted by the Company or by a vendor contracted by the Company.

•	Software-as-a-service (“SaaS”) – SaaS revenue is generated from our clients’ access to and usage of our hosted software solutions on a subscription basis for a specified contract term, which is usually monthly. In SaaS arrangements, the client cannot take possession of the software during the term of the contract and generally has the right to access and use the software and receive any software upgrades published during the subscription period.

•	Maintenance – Maintenance revenue includes ongoing post contract client support (“PCS”) or maintenance during the paid PCS term. Additionally, PCS includes ongoing development of software updates and upgrades provided to the client on a when and if available basis.

•	Other services – Other services includes revenue from professional services provided that are generally complementary to the software and may or may not be required for the software to function as desired by the client. The services are generally provided in the form of training and implementation services during the software license period and do not include PCS. Other services revenue also includes the sale of nursing and therapy services provided to patients in a home care setting and any other services not included in the preceding revenue sources.

Revenue is recognized when persuasive evidence of an arrangement exists, services or products have been provided to the client, fees are fixed or determinable, and collectability is reasonably assured. While most of the Company’s arrangements include short-term payment terms, the Company on occasion provides payment terms to clients in excess of one year from the date of contract signing. The Company does not recognize revenue for arrangements containing these extended payment terms until such payments become due.

The Company engages in various multiple-element arrangements, which may generate revenue across any of the sources noted above.

For multiple-element software arrangements that involve the sale of the Company’s proprietary software, PCS, and other software-related services, vendor-specific objective evidence (“VSOE”) of fair value is required to allocate and recognize revenue for each element. VSOE of fair value is determined based on the

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

price charged in which each deliverable is sold separately. The Company has not yet established VSOE of fair value for any element other than PCS for a portion of its arrangements. In situations where VSOE of fair value exists for PCS but not a delivered element (typically the software license and services elements), the residual method is used to allocate revenue to the undelivered element equal to its VSOE value with the remainder allocated to the delivered elements. In situations in which VSOE of fair value does not exist for all of the undelivered software-related elements, revenue is deferred until only one undelivered element remains (typically the PCS element) and then recognized following the pattern of delivery of the final undelivered element.

If an arrangement to deliver software requires significant production, modification or customization of the licensed software, the Company accounts for the arrangement as a construction-type contract. The Company currently recognizes revenue for these arrangements using the completed-contract method as it does not currently have sufficient information to reliably estimate the percentage of completion for these projects. The Company considers these arrangements to be substantially complete upon the clients’ acceptance of the software and related professional services and consistently applies this policy to all contract accounting arrangements.

For non-software arrangements that include multiple-elements, revenue recognition involves the identification of separate units of accounting after consideration of combining and/or segmenting contracts and allocation of the arrangement consideration to the units of accounting on the basis of their relative selling price. The selling price used for each deliverable is based on VSOE of fair value, if available, third party evidence (“TPE”) of fair value if VSOE is not available, or the Company’s best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. In determining the units of accounting for these arrangements, the Company evaluates whether each deliverable has stand-alone value as defined in the FASB’s guidance.

The Company’s multiple element arrangements typically provide for renewal of PCS terms upon expiration of the original term. The amounts of these PCS renewals are recognized as revenue ratably over the specified PCS renewal period.

SaaS revenue consists of revenue earned from clients (typically on a monthly basis) for use of the Company’s subscription or license-based solutions and services. The Company recognizes revenue from such contracts ratably over the contract period.

Revenue derived from reseller arrangements is recognized when the resellers, in turn, sell the software solution to their clients and installation of the software solution has occurred, provided all other revenue recognition criteria are met. This is commonly referred to as the sell-through method and the Company defers recognition until there is a sell-through by the reseller to an actual end user clients and acceptance by the end user has occurred.

Cost of Revenue

Cost of revenue includes associate salaries, bonuses and benefits, consultant costs, direct reimbursable travel expenses and other direct engagement costs associated with the design, development, sale and installation of systems, including system support and maintenance services for clients. System support includes ongoing client assistance for software updates and upgrades, installation, training and functionality. All service costs are expensed when incurred.

In addition to direct labor costs, cost of revenue also includes hardware costs directly related to bringing manufactured products to their final selling destination. It includes purchasing and receiving costs and direct

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

and indirect costs to manufacture products, including direct materials, direct labor, and direct overhead expenses necessary to acquire and convert purchased materials and supplies into finished goods.

Cost of revenue also includes the amortization of developed technologies contributing to sales.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets;

•	Level 2 – Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable; and

•	Level 3 – Unobservable inputs that reflect estimates and assumptions.

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable, notes payable, deferred revenue and other current monetary assets and liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents

The Company considers all unrestricted, highly liquid investments with an initial maturity of three months or less to be cash equivalents. These amounts are stated at cost, which approximates fair value. At December 31, 2013 and 2014, cash equivalents were deposited in financial institutions and consisted of immediately available fund balances. Cash and cash equivalents are maintained at stable financial institutions, generally at amounts in excess of federally insured limits, which represents a concentration of credit risk. The Company has not experienced any losses on deposits of cash and cash equivalents to date.

Marketable Securities

The Company’s marketable securities consist of investments in mutual funds and are reported on the balance sheet at fair value based upon quoted market prices (see Note 11). Although the Company does not actively trade these investments, it classifies the marketable securities as trading securities. The cost of investments sold is determined on the specific identification method. Dividend and interest income are accrued as earned.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of amounts related to PCS and other services that were billed but not yet delivered at each period end (see Note 4) and net of allowances for doubtful accounts. The allowance for doubtful accounts is based on management’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each client to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Inventories, net

Inventories are stated at the lower of cost (first-in, first-out basis) or market. The Company reviews inventories on hand at least annually and records reserves for estimated excess, slow-moving or obsolete inventory, as well as inventory with a carrying value in excess of net realizable value. Reserves for inventory are recorded in cost of revenue (see Note 5).

Property, Plant and Equipment, net

Property, plant and equipment received in connection with business combinations are recorded at fair value. Property, plant and equipment acquired in the normal course of business are recorded at cost. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets (see Note 6). Maintenance and repairs are charged to expense as incurred while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. The estimated useful lives of the assets are as follows:

Furniture and equipment	5 to 7 years
Computer equipment and software	3 to 5 years
Leasehold and building improvements	Lesser of lease term or estimated useful life of asset

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition date. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Management routinely monitors the factors impacting the acquired assets and liabilities. Transaction related costs are expensed as incurred. The operating results of the acquired business are reflected in the Company’s consolidated and combined financial statements as of the acquisition date.

Goodwill and Intangible Assets

Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized but is tested for impairment annually as of October 1 or between annual tests when an impairment indicator exists. If an optional qualitative goodwill impairment assessment is not performed, the Company is required to determine the fair value of each reporting unit. If a reporting unit’s fair value is lower than its carrying value, the Company must determine the amount of implied goodwill that would be established if the reporting unit was hypothetically acquired on the impairment test date. If the carrying amount of a reporting unit’s goodwill exceeds the amount of implied goodwill, the Company would record an impairment loss equal to the excess.

The determination of fair value of a reporting unit is based on a combination of a market approach that considers benchmark company market multiples and an income approach that uses discounted cash flows for each reporting unit utilizing Level 3 inputs. Under the income approach, the Company determines the fair value based on the present value of the most recent income projections for each reporting unit and calculates a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, which are dependent on sales to new and existing clients, new solution introductions, client behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

management assumptions based on historical experience, expectations of future performance, and the expected economic environment. Estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on judgment of the rates that would be utilized by a hypothetical market participant.

Accounting guidance requires that definite-lived intangible assets be amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company estimates the useful lives of the intangible assets and ratably amortizes the value over the estimated useful lives of those assets. If the estimates of the useful lives change, the Company will amortize the remaining book value over the remaining useful lives or, if an asset is deemed to be impaired, a write-down of the value of the asset to its fair value may be required at such time.

Deferred Revenue

The Company recognizes deferred revenue when it receives cash from clients prior to meeting the applicable revenue recognition criteria. The Company uses judgment in determining the period over which the deliverables are recognized as revenue. As of December 31, 2013 and 2014, current and non-current deferred revenue are comprised of deferrals for fees related to software licenses, SaaS arrangements, PCS services, non-PCS services and other revenue. Non-current deferred revenue as of December 31, 2014 is expected to be recognized on or after January 1, 2016.

Research and Development Expenses

Research and development (“R&D”) costs incurred to establish the technological feasibility of software to be sold are expensed as incurred. These expenses include the costs of the Company’s proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements.

Development costs, consisting primarily of employee salaries and benefits, incurred in the research and development of new software products and enhancements to existing software products for external use are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional external software development costs are capitalized.

Costs incurred to acquire or create a computer software product are expensed when incurred as research and development until technological feasibility has been established for the product, at which point such costs are capitalized. Technological feasibility is normally established upon completion of a detailed program design or, in its absence, a working model of the software product. Capitalization of computer software costs ceases when the product is available for general release to customers, As of December 31, 2014, the Company has not capitalized software costs as no significant costs have been incurred in developing software products for internal use and as technological feasibility has not yet been established for new software products and enhancements to existing software.

Stock-Based Compensation

The Company accounts for stock based compensation by expensing the estimated grant date fair value of equity incentives and other equity instruments over the appropriate service period. The Company records stock-based compensation expense on a straight-line basis over the appropriate service period of the grant, net of estimated forfeitures.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Income Taxes

The Company is a limited liability company that has as subsidiaries both limited liability companies and corporations. The income and loss of the entities classified as pass-through entities for tax purposes flow directly through to the members of the Company. Accordingly, no provision for U.S. federal income taxes has been reflected in the consolidated and combined financial statements for pass-through income or loss. The Company records a tax provision on its corporate subsidiaries.

Concentrations of Risk

The Company’s largest client represented 21% of revenue for the year ended December 31, 2013. No clients accounted for more than 10% of revenue for the year ended December 31, 2014.

Segment Reporting

The chief operating decision maker for the Company is its President. The President reviews financial information presented on a consolidated and combined basis for purposes of allocating resources and evaluating financials performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results, or plans for levels or components below the consolidated and combined unit level. Accordingly, management has determined that the Company operates in one reportable segment.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), which amends ASC Subtopic 205-40 to provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures. Specifically, the amendments (1) provide a definition of the term “substantial doubt,” (2) require an evaluation every reporting period, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require an assessment for a period of one year after the date that financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently evaluating the impact of the adoption of ASU 2014-15 on its financial statements and disclosures.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The new standard permits the use of either the retrospective or cumulative effect transition methods. In July 2015, the FASB decided to delay the effective date of ASU 2014-09 by one year. As a result, non-public companies are required to apply the new standard to annual reporting periods beginning after December 15, 2018 and public companies are required to apply the new

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

standard for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently in the process of evaluating this new guidance.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20); Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which eliminates from GAAP the concept of extraordinary items, stating that the concept causes uncertainty because (1) it is unclear when an item should be considered both unusual and infrequent and (2) users do not find the classification and presentation necessary to identify those events and transactions. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted provided the guidance is applied from the beginning of the fiscal year of adoption. The Company is currently in the process of evaluating this new guidance.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) – Amendments to the Consolidation Analysis, or ASU 2015-02. ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidated analysis of reporting entities that are involved with VIEs, and (4) provide a scope exception for certain entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. The Company is currently evaluating this new guidance.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30), or ASU 2015-03, which requires the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently evaluating this new guidance.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (“ASU 2015-05”), which provides guidance to clarify the customer’s accounting for fees paid in a cloud computing arrangement. This guidance is effective for annual periods and interim reporting periods of public entities beginning after December 15, 2015. The Company is currently in process of evaluating this new guidance.

3.	Business Combinations

2014 Acquisition

NDO

On June 18, 2014, NantHealth entered into a Contribution and Merger Agreement with NDO and certain of its shareholders to acquire 100% of NDO’s equity that it did not already own. NDO provides healthcare informatics solutions through its cOS platform to address population health issues and help healthcare organizations implement a patient-centric virtually integrated care delivery model. The acquisition of NDO allowed the Company to bring together clinical, financial and operational data to identify and solve complex healthcare problems.

The aggregate consideration for the acquisition was $32,958 and consisted of the issuance of 6,906 of NantHealth’s Series A units and $2,335 in cash to repay a portion of NDO’s debt. As part of the acquisition, NantHealth issued 18 Series C units to NDO’s former option holders who elected not to exercise those options prior to the close of the transaction. The fair value of Company’s Series A and C units was

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

estimated using both an option pricing method and a probability weighted expected return method. The Company used a volatility and risk-free-rate of 45.0% and 0.95%, respectively, to estimate the fair value of the units. The estimated volatility was based on the historical equity volatility of comparable companies.

Prior to June 18, 2014, NantHealth owned 13,713 shares of NDO’s Series A preferred stock which represented approximately 39.1% of the outstanding shares on a fully-diluted basis. The Company accounted for its non-controlling investment in NDO as an available-for-sale debt security as opposed to using the equity method because the shares were not considered in-substance common stock and the Company could have required NDO to redeem the investment. Prior to the acquisition, the investment was measured at fair value and any unrecognized gains or losses were recorded as a component of equity as accumulated other comprehensive income in the accompanying consolidated and combined financial statements. As of the year ended December 31, 2013 the Company had total unrealized losses of $504 related to its investment in NDO. Upon completion of the acquisition of the remaining NDO shares, NantHealth re-measured its previously owned investment in NDO at fair value as of the acquisition date and reclassified the cumulative losses of $332 out of accumulated other comprehensive income into other income (expense) in the consolidated statement of operations during the year ended December 31, 2014. The fair value of the 13,713 shares of NDO’s Series A preferred stock was determined using an option pricing model to allocate the total equity value of NDO to the different classes of shares outstanding.

Prior to the acquisition, NDO owed NantHealth $6,393 for amounts NantHealth had provided to fund NDO’s operations. The acquisition of NDO effectively settled this preexisting relationship and the settlement was accounted for separately from the business combination. No settlement amount was recorded in the Company’s consolidated and combined statement of operations for the year ended December 31, 2014 as the receivables were settled at their recorded amounts.

The following table summarizes the total consideration for the acquisition, including interest-bearing liabilities assumed and the impacts of the settlement of preexisting relationships:

Amounts
Fair value of acquired 60.9% interest	$16,619
Fair value of previously owned 39.1% investment	14,005
Debt repayment to NDO founder	2,335
Interest-bearing liabilities assumed	722
Settlement of preexisting relationships	6,393

Total consideration	$40,074

The fair value of the identifiable assets acquired and liabilities assumed for the NDO acquisition is shown in the table below:

Amounts
Cash and cash equivalents	$29
Non-cash net working capital, excluding deferred revenue	(3,773)
Fixed assets and other non-current assets	332
Deferred revenue	(7,352)
Developed technology	23,400
Goodwill	27,438

Total fair value of net assets acquired	$40,074

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

The estimated fair values of the developed technology, was primarily determined using excess earnings methods. The rate utilized to discount net cash flows to their present values was 9% and was determined after consideration of the overall enterprise rate of return and the relative risk and importance of the assets to the generation of future cash flows. The Company did not record any in process research and development assets as NDO’s major technology projects are either substantially complete or primarily represent improvements and additional functionality to existing products for which a substantial risk of completion does not exist.

The estimated useful life of the acquired developed technology intangible is seven years. The excess of the purchase price over the net tangible and intangible assets of approximately $27,438 was recorded as goodwill, which primarily reflects the expected future benefits to be realized upon integrating NantHealth’s existing software solutions with NDO’s cOS platform. The goodwill is not expected to be deductible for tax purposes.

The Company consolidated $1,041 and $11,221 of NDO’s revenue and net loss, respectively, from the acquisition date until December 31, 2014.

Pro Forma Financial Information (Unaudited)

The historical operating results of NDO have not been included in the Company’s historical consolidated and combined operating results prior to the acquisition date. The following unaudited pro forma information presents the combined results of continuing operations for the years ended December 31, 2013 and 2014, as if the acquisition had been completed on January 1, 2013. The unaudited pro forma results do not reflect any material adjustments, operating efficiencies or potential cost savings that may result from the consolidation of operations.

	December 31,
	2013	2014
Revenue	$31,346	$35,228
Net loss	$(55,095)	$(93,044)

4.	Accounts Receivable, net

Accounts receivable, net excludes amounts related to PCS and other services that were billed but not yet delivered at each period end. These undelivered services are also excluded from the deferred revenue balances on the accompanying consolidated and combined balance sheets. The amount of outstanding and unpaid invoices excluded from both the accounts receivable and deferred revenue balances as of December 31, 2013 and 2014 was $6,580 and $5,252, respectively.

A summary of activity in the allowance for doubtful accounts for the years ended December 31, 2013 and 2014 was as follows:

	Balance at Beginning of Period	Additions to Expense	Deductions/ (Recoveries)	Balance at End of the Period
Year ended December 31, 2013	$242	$53	$(78)	$373
Year ended December 31, 2014	$373	$145	$241	$277

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

5.	Inventories, net

Inventories, net as of December 31, 2013 and 2014 consisted of the following:

	December 31,
	2013	2014
Finished goods	$655	$2,742
Work in process	21	204

Inventories, net	$676	$2,946

During the years ended December 31, 2013 and 2014, the Company reserved against the value of inventories in an amount equal to $172, and $38, respectively. The reserve was predominately the result of slow moving inventory.

6.	Property, Plant and Equipment, net

Property, plant and equipment as of December 31, 2013 and 2014 consisted of the following:

	December 31,
	2013	2014
Computer equipment and software	$5,097	$10,864
Furniture and fixtures	1,258	1,225
Leasehold and building improvements	417	856
Construction in progress	—	421

	6,772	13,366
Less: accumulated depreciation	(3,932)	(4,051)

Property, plant and equipment, net	$2,840	$9,315

Depreciation expense was $725, and $1,451 for the years ended December 31, 2013, and 2014, respectively.

7.	Intangible Assets and Impairment

The Company’s definite-lived intangible assets as of December 31, 2013 and 2014 consisted of the following:

	December 31, 2013
	Customer Relationships	Developed Technologies	Software License	Total
Gross carrying amount	$400	$29,507	$34,500	$64,407
Accumulated amortization	(244)	(12,737)	(3,450)	(16,431)

Intangible assets, net	$156	$16,770	$31,050	$47,976

	December 31, 2014
	Customer Relationships	Developed Technologies	Software License	Total
Gross carrying amount	$400	$52,907	$34,500	$87,807
Accumulated amortization	(377)	(20,431)	(10,350)	(31,158)
Impairment	—	—	(24,150)	(24,150)

Intangible assets, net	$23	$32,476	$—	$32,499

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

During the year ended December 31, 2013, the Company recorded a $34,500 intangible asset, which was the consideration owed to the vendor for the right to use, operate, reproduce and sell the software solution exclusively within the United States and non-exclusively within the United Kingdom (the “Software License”). During the years ended December 31, 2013 and 2014, the Company paid the vendor $30,000, and $4,000, respectively. The remaining $500 owed to the vendor is presented on the consolidated and combined balance sheet within other current liabilities. Prior to the impairment discussed below, the Software License was being amortized over a period of five years to coincide with the license term.

During the year ended December 31, 2014, the Company recorded $23,400 for an intangible asset related to developed technologies as a result of the NDO acquisition (see Note 3). This intangible asset is amortized over a period of seven years.

The estimated future amortization expense over the next five years for the intangible assets that exist as of December 31, 2014 is as follows:

For the year end December 31,	Amounts
2015	$9,267
2016	7,709
2017	3,943
2018	3,343
2019	3,343
Thereafter	4,894

$32,499

Impairment

During the year ended December 31, 2014, the Company determined that a triggering event for the Software License had occurred given the nominal sales that had occurred during the year and the minimal progress made in developing and distributing the software in the licensed territories. The Company determined that the Software License had no fair value given the significant amount of costs required to further develop the software to a point in which it could be sold in the licensed territories. Therefore, the Company fully impaired the intangible asset on December 31, 2014 and recorded an impairment loss of $24,150 within operating expenses.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

8.	Goodwill and Impairment

The changes in the net carrying amount of goodwill for the years ended December 31, 2013 and 2014 consisted of the following:

	Year Ended December 31,
	2013	2014
Balance at beginning of year:
Goodwill	$13,304	$13,304
Accumulated impairment losses	(6,950)	(6,950)

Net balance at beginning of year	6,354	6,354

Activity during the year:
Acquisitions (see Note 3)	—	27,438
Disposals	—	(424)

Net activity during the year	—	27,014

Balance at end of year:
Goodwill	13,304	40,318
Accumulated impairment losses	(6,950)	(6,950)

Net balance at end of year	$6,354	$33,368

During the year ended December 31, 2013, there were no changes in the net carrying amount of goodwill.

During the year ended December 31, 2014, the Company sold its 80.0% fully diluted equity interest in Qi Imaging to Ziosoft KK (see Note 18). The Company allocated $424 of goodwill to the Qi Imaging reporting unit and derecognized this goodwill when the business was sold.

9.	Notes Payable

On April 19, 2013, iSirona amended a loan agreement it had with Branch Banking and Trust Company (“BB&T”) to increase the line of credit from $1,000 to $1,975 and as of December 31, 2013, had fully drawn down the line of credit. Interest on the loan was accrued monthly based on the adjusted 30 day LIBOR rate plus 2.7% per annum, subject to a minimum rate of 3.2%, but not to exceed 24.0%. The loan matured in April 2014 and the entire unpaid principal balance plus accrued interest was repaid in full.

10.	Variable Interest Entities

Prior to the transactions described below, the Company was the primary beneficiary of two VIEs, eviti and Qi Imaging, and consolidated and combined the financial statements for both entities. The Company also had a variable interest in NDO but was not considered the primary beneficiary. As a result of the transactions described below, NantHealth no longer had any variable interests in VIEs as of December 31, 2014.

eviti

In September and October of 2014, NantHealth purchased all of the non-controlling interests in eviti, which resulted in eviti becoming a wholly-owned subsidiary of NantHealth (see Note 13). Upon acquisition of the

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

non-controlling interests, eviti ceased to be a VIE as it was determined that eviti’s equity was sufficient to finance its activities without additional subordinated financial support.

Qi Imaging

On April 25, 2014, NantHealth sold all of its equity interest in Qi Imaging to Ziosoft KK and deconsolidated the related assets and liabilities of Qi Imaging as it no longer had a variable interest in Qi Imaging and did not have the power to control Qi Imaging’s Board of Directors (see Note 18).

NDO

Prior to its acquisition of NDO on June 18, 2014, the Company also had a variable interest in NDO but was not the primary beneficiary because it only had the right to elect three of six directors to NDO’s board of directors. All major decisions of NDO required the majority vote by the members of the board of directors, including decisions related to the approval of the annual operating budget and the hiring, firing, and compensation of all key executives. Therefore, NantHealth did not consolidate NDO prior to June 18, 2014.

However, upon purchasing 100% of NDO’s outstanding equity interests that it did not already own in June of 2014, NantHealth received the right to appoint all members of NDO’s board of directors. Upon completion of the acquisition, NDO ceased to be a VIE as NDO’s equity was sufficient to finance its activities without additional subordinated financial support. Therefore, NantHealth consolidated NDO under the voting interest model and applied purchase accounting as of June 18, 2014 (see Note 3).

11.	Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2014 consisted of the following:

	December 31, 2013
	Total fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	$17,017	$17,017	$—	$—
Investment in NDO	13,833	—	—	13,833

	December 31, 2014
	Total fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	$3,699	$3,699	$—	$—
Marketable securities	221,871	221,871	—	—

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Level 3 Inputs

Prior to the acquisition of NDO on June 18, 2014, the Company’s investment in NDO was accounted for at fair value on a recurring basis and was adjusted to fair value when the carrying value differed from fair value. The Company categorized NDO as a Level 3 investment due to the subjective nature of the unobservable inputs used. The fair values were estimated using an equally weighted combination of a discounted cash flow analysis and a market comparable approach. The significant inputs include a discount rate, long-term growth rate, financial projections, net working capital requirements, selected multiples, and a control premium.

The following table presents the activity of the Company’s financial assets and liabilities that were measured at fair value using significant unobservable inputs during the years ended December 31, 2013 and 2014:

Investment in NDO
Balance at December 31, 2012	$13,496
Additional investment	1,000
Fair value adjustment	(663)

Balance at December 31, 2013	$13,833
Fair value adjustment	172
De-recognition upon acquisition (see Note 3)	(14,005)

Balance at December 31, 2014	$—

The Company’s intangible assets and goodwill are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. During the year ended December 31, 2013, there were no adjustments to the fair value of these assets. The Company impaired certain of the intangible assets as of December 31, 2014 and adjusted these specific assets to fair value on such date (see Note 7).

12.	Commitments and Contingencies

Lease Arrangements

The Company leases both real estate and equipment used in its operations and classifies those leases as either operating or capital leases for accounting purposes. As of December 31, 2013 and 2014, the Company had no material capital leases and the remaining lives of its operating leases ranged from one to six years.

Rental expense associated with operating leases is charged to expense in the year incurred and is included in the consolidated and combined statements of operations. For the years ended December 31, 2013, and 2014, the rental expense was charged to selling, general and administrative expense in the amount of $946 and $1,348, respectively.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

As of December 31, 2014, the Company’s future minimum rental commitments under its non-cancellable operating leases are as follows:

Amounts
For the year end December 31,
2015	$1,395
2016	1,153
2017	1,161
2018	1,168
2019	228
Thereafter	98

Total minimum rental commitments	$5,203

Regulatory Matters

The Company is subject to regulatory oversight by the U.S. Food and Drug Administration and other regulatory authorities with respect to the development, manufacturing, and sale of some of the solutions. In addition, the Company is subject to the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act and related patient confidentiality laws and regulations with respect to patient information. The Company reviews the applicable laws and regulations regarding effects of such laws and regulations on its operations on an on-going basis and modifies operations as appropriate. The Company believes it is in substantial compliance with all applicable laws and regulations. Failure to comply with regulatory requirements could have a significant adverse effect on the Company’s business and operations.

Legal Matters

The Company is, from time to time, subject to claims and litigation arising in the ordinary course of business. The Company intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to the Company, would not have a material adverse effect on the consolidated and combined financial statements. As legal proceedings are inherently unpredictable, the Company’s assessments involve significant judgment regarding future events.

13.	Non-controlling Interests

During all of 2013 and a portion of 2014, there were non-controlling interests outstanding for certain of NantHealth’s subsidiaries. As of December 31, 2014, however, there were no non-controlling interests outstanding as NantHealth owned 100% of each of its subsidiaries as a result of the transactions described below.

While the non-controlling interests were outstanding, the Company attributed the losses of these subsidiaries to the non-controlling interests using the HLBV method as this methodology best represented the economics of the non-controlling interests’ share of the subsidiaries’ losses for each period.

Under the HLBV method, the non-controlling interests were determined at each balance sheet date by calculating the amount the non-controlling interests would receive (or be obligated to pay) if the subsidiaries’ assets were liquidated at book value, all outstanding expenses and debts were paid off, and the

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

resulting cash was distributed to the investors of that subsidiary in accordance with the terms of the governing contractual arrangements. The difference between this amount at the beginning and end of each reporting period represented the non-controlling interests’ share of the subsidiaries’ net losses for that period.

The net loss attributable to the members of NantHealth is the total consolidated and combined net loss less the net loss attributable to the non-controlling interests.

Buyout of eviti non-controlling interests

In September and October of 2014, NantHealth acquired the non-controlling interests in eviti in exchange for issuing 568 of its Series A units and 2 Series C units to replace any unexercised, in-the-money stock options of eviti. The carrying value of the non-controlling interest was derecognized as of September 25, 2014 and the value was reclassified to NantHealth’s Series A members’ equity.

Buyout of iSirona non-controlling interests

On December 31, 2012, the Company acquired the non-controlling interests in iSirona for total consideration of up to $20,202 in cash and issuance of up to 9,198 of the Company’s Series A units. The Company made an upfront payment to the former unit holders of iSirona of $13,468 in cash and issued 6,132 Series A units and also agreed to pay an earn-out in 2014 if iSirona achieved a certain revenue target during calendar year 2013.

The carrying value of the non-controlling interest was derecognized as of December 31, 2012 and the difference between this amount and the sum of (i) the $13,468 upfront cash payment and (ii) the 6,132 of the Company’s units measured at fair value was recognized in Series A members’ equity. The fair value of the units at this date was the same price per unit paid by Verizon in October 2012, or $1.00 per unit.

In June 2014, the Company paid $5,608 in cash and issued 2,553 Series A units as payment of the earn-out associated with the purchase of the non-controlling interest in iSirona that occurred on December 31, 2012. The calculation of the earn-out payment was based on measuring the percentage of the revenue milestone that was achieved according to the terms of the earn-out outlined in the Agreement and Plan of Merger between NantHealth and iSirona as of December 31, 2012. The amounts paid to the non-employees in cash or through issuance of the Company’s Series A units were recognized as additional consideration to purchase the non-controlling interest in May 2014, the period when NantHealth determined the revenue target had been achieved.

The cash paid and equity issued to associates were treated as compensation expense since the payment required these associates to remain employed with the Company through the payment date. During the years ended December 31, 2013 and 2014, the Company recognized $251 and $105, respectively, of stock-based compensation expense based on the earn-out that was paid to associates in the form of Series A units.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

The following table shows the effects of changes in NantHealth’s ownership interest in its subsidiaries on NantHealth’s members’ equity during the years ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013	2014
Net loss attributable to NantHealth	$(40,933)	$(84,425)
Transfers to (from) the non-controlling interests:
Increase in NantHealth’s Series A members’ equity uponsale of Qi Imaging (see Note 18)	—	5,439
Decrease in NantHealth’s Series A members’ equity for acquisition of eviti’s non-controlling interests	—	(75)
Decrease in NantHealth’s Series A members’ equity for acquisition of iSirona’s non-controlling interests	—	(4,817)

Net transfers to non-controlling interests	—	547

Change from net loss attributable to NantHealth and transfers to the non-controlling interests	$(40,933)	$(83,878)

14.	Income Tax

The components of the provision for income taxes are presented in the following table:

	Year Ended December 31,
	2013	2014
Current:
Federal	$—	$—
State	4	5

Provision for income taxes	$4	$5

Deferred:
Federal	—	—
State	—	—

Total deferred benefit	—	—

Provision for income taxes	$4	$5

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax loss as a result of the following differences:

	Year Ended December 31,
	2013	2014
Unites States federal tax at statutory rate	34.0%	34.0%
Items affecting federal income tax rate
Pass-through losses	(24.5)	(26.5)
Valuation allowance	(10.6)	(5.9)
Other adjustments	1.1	(1.6)

Effective rate	0.0%	0.0%

As detailed in the table above, a significant amount of the Company’s loss before income taxes was generated by pass-through entities during the years ended December 31, 2013 and 2014. Since the losses of the pass-through entities flow directly to the members of the Company for tax purposes, no provision for income taxes has been reflected in the consolidated and combined financial statements for these entities.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2013 and 2014 are as follows:

	Year Ended December 31,
	2013	2014
Deferred tax assets
Accounts payable and accrued expenses	$835	$397
Inventory impairment	225	252
Deferred revenue	2,187	3,825
Allowance for doubtful accounts	132	131
Property, plant and equipment, net	265	81
Other	87	80
Net operating loss carryforwards	22,888	35,620
Less: valuation allowance	(22,745)	(28,994)

Total deferred tax assets	3,874	11,392

Deferred tax liabilities

Accounts receivable, net	(354)	(482)
State taxes	(1,184)	(1,402)
Intangible assets, net	(2,256)	(9,238)
Other	(80)	(270)

Total deferred tax liabilities	(3,874)	(11,392)

Net deferred tax assets	$—	$—

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

The deferred taxes are classified in the consolidated and combined balance sheets as follows:

	December 31,
	2013	2014
Current deferred tax assets, net	$339	$635
Non-current deferred tax assets, net	3,617	10,757
Current deferred tax liabilities, net	(545)	(789)
Non-current deferred tax liabilities, net	(3,411)	(10,603)

Deferred taxes, net	$—	$—

The realization of deferred tax assets may be dependent on the Company’s ability to generate sufficient income in future years in the associated jurisdiction to which the deferred tax assets relate. The Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Based on the review of all positive and negative evidence, including a three year cumulative pre-tax loss, the Company concluded that it should record a full valuation allowance against all net deferred tax assets at December 31, 2013 and 2014 as none of the deferred tax assets were more likely than not to be realized as of the balance sheet dates. However, the amount of the deferred tax assets considered realizable may be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present.

The Company records a tax benefit from uncertain tax positions only if it is more likely than not the tax position will be sustained with the taxing authority having full knowledge of all relevant information. The Company records a liability for unrecognized tax benefits from uncertain tax positions as discrete tax adjustments in the first period that the more-likely-than-not threshold is not met. The Company completed an analysis of its tax position and determined that there are no uncertain tax positions taken or expected to be taken. No significant tax liability for unrecognized tax benefits, interest or penalties was accrued at December 31, 2013 or 2014.

At December 31, 2014, the Company had federal, state and foreign net operating loss (“NOL”) carryforwards of $89,977, $69,702 and $2,986, respectively, expiring at various dates through 2034. Utilization of the NOL carryforwards is subject to annual limitations due to ownership change limitations that occurred or could occur in the future as provided by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state and foreign provisions. These ownership changes may limit the amount of the NOL carryforwards that can be utilized annually to offset future taxable income. As a result, it is expected that $17,000 of the federal NOL will expire before it can be utilized due to Section 382 limitation.

15.	Redeemable Series F Units

On June 20, 2014, the Kuwait Investment Office (“KIO”) purchased 53,581 Series F units of the Company through a Delaware blocker corporation at a purchase price of $2.7995 per unit for an aggregate amount of $150,000. KIO is the London Office of the Kuwait Investment Authority (“KIA”). As part of the investment, KIO has the right and option, but not the obligation, to require NantHealth to redeem 100% of the outstanding shares of the blocker corporation under certain circumstances at an amount equal the original purchase price of $150,000 plus accrued annual interest of 7.0%. The Company has determined that the redemption of the Series F units is not probable and, as such, has not adjusted the carrying value of such units to redemption value as of December 31, 2014. The Series F units are classified in the consolidated and

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

combined balance sheets as temporary equity as a result of the contingent redemption feature. The Series F units have the rights and preferences discussed below in Note 16.

16.	Members’ Equity

As of December 31, 2014, the Company had six series of outstanding membership interests: Series A, B, C, D, E and F units. The Series A, B, D, E and F units provide voting rights to their holders while the Series C units do not.

2013 Equity Issuance

On September 6, 2013, Celgene Corporation invested $25,000 for 8,930 Series B units at a purchase price of $2.7995 per unit.

2014 Equity Issuances

Blackberry Investment

On March 31, 2014, the Company issued 3,572 Series D units to BlackBerry Corporation, a leader in mobile communications, at a purchase price of $2.7995 per unit for an aggregate amount of $10,000. The two companies are collaborating on the development of HIPAA-certified integrated clinical systems that transform the delivery of medical care.

KIA Investment

On April 28, 2014, KIA, through a Delaware blocker corporation, made a $100,000 investment in the Company in exchange for 35,721 Series E units at a purchase price of $2.7995 per unit.

Blackstone & Other Investment

In July 2014, the Company issued 3,572 Series A units to the Blackstone Group (“Blackstone”) in accordance with an Exchange Agreement executed during 2013. The issuance of the equity only resulted in an adjustment to the number of the issued and outstanding membership interests since the consideration from Blackstone was received in 2013 (see Note 18). Additionally, the Company issued 188 Series A units to an investor affiliated with Blackstone in exchange for $525 in cash.

Rights and Preferences

Series A, B, D, E and F Units

Each holder of the outstanding Series A, B, D, E and F units is entitled to one vote on each matter submitted to a vote of the members. The members vote together as a single class on all matters on which they are entitled to vote and all actions taken by the members will be deemed approved upon consent by the members representing a majority of the outstanding Series A and B units. Except for the initial capital contributions, no members are obligated to make additional contributions. The Series A, B, D, E and F units have the characteristics noted below.

Non-liquidating distributions – Holders of the Series A, B, D, E and F units are entitled to receive distributions from the Company as determined by its board of directors (the “Board”). Any non-liquidating

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

distributions that are made prior to an initial public offering which results in net proceeds to the Company of at least $75,000 (a “Qualified IPO”) or other liquidity events will first be made to holders of the Series B, D, E and F units until an aggregate amount of $24,800 has been distributed. Thereafter, distributions will be made to all members based on their respective percentage interests as of the distribution date.

Capital proceeds and liquidating distributions – The Board may make distributions of cash proceeds arising from the sale or other disposition of assets (“Capital Proceeds”) or upon liquidation, dissolution, or winding up of the Company (“Liquidating Distributions”). Prior to a Qualified IPO, distributions of Capital Proceeds and Liquidating Distributions are made in the following order: first to the holders of the Series B, D, E and F units until their “Unreturned Capital” has been reduced to zero; second to the Series A Members until their “Unreturned Capital” has been reduced to zero; and thereafter, to all members based on their respective percentage interests as of the distribution date. Each Series member’s “Unreturned Capital” is the difference between (i) the aggregate capital contributions by that member and (ii) any Capital Proceeds or Liquidating Distributions previously distributed to that member. As of December 31, 2014, the holders of the Series A, B, D, E and F units had Unreturned Capital balances of $440,132, $50,000, $10,000, $100,000 and $150,000, respectively.

Upon a Qualified IPO, the priority rights of the holders of the Series A, B, D, E and F units will immediately terminate and distributions of Capital Proceeds or Liquidating Distributions will be made to the holders of the Series A, B, D, E and F units based on their respective percentage interests as of the distribution date.

Series C Non-Voting Units

The Company has reserved an aggregate of 63,750 Series C units for issuance. The Series C units are only to be issued to associates, consultants and contractors of the Company and its subsidiaries in consideration for bona fide services provided to the Company.

The Series C units are considered profits interests of the Company and do not entitle their holders (the “Series C Members”) to receive distributions if the Company were liquidated immediately after the grant. Instead, the Series C Members are entitled to receive an allocation of a portion of the profit and loss of the Company arising after the date of the grant and, subject to vesting conditions, distributions made out of a portion of the profits of the Company arising after the grant date of the Series C units. Grants of the Series C units may be fully vested, partially vested, or entirely unvested at the time of the grant as determined by the Board.

Series C Members will not be entitled to receive any distributions until the aggregate distributions made by the Company exceed a hurdle amount applicable to those Series C units. The hurdle amount is determined by the Board at the date of issuance of such units. After all other members have received their applicable hurdle amount, the Series C Members will be entitled to receive their percentage interest of such excess distributions.

As of December 31, 2013 and 2014, the Company had 541 and 2,704 Series C units outstanding. During the year ended December 31, 2014, the Company issued 2,163 Series C units with a weighted-average fair value of $0.30 per unit. The fair value was estimated using both an option pricing method and a probability weighted expected return method. The Company used a volatility and risk-free-rate of 45.0% and 0.58%, respectively, to estimate the fair value of the units. The estimated volatility was based on the historical equity volatility of comparable companies.

During the years ended December 31, 2013 and 2014, the Company recognized stock based compensation for the Series C units of $162 and $37, respectively. Total stock-based compensation expense of $613 is expected to be recognized on a straight-line basis over the next 3.8 years for the unvested Series C units outstanding as of December 31, 2014.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

17.	Employee Retirement Plan

The Company has various employee retirement plans that it accounted for during the years ended December 31, 2013 and 2014.

NantHealth and certain subsidiaries

The Company has a qualified defined contribution plan (the “NantHealth 401(k) Plan”) under Section 401(k) of the Internal Revenue Code covering eligible associates, including associates at certain of its subsidiaries. Associate contributions to the NantHealth 401(k) Plan are voluntary. The Company contributes a 100% match up to 3.0% of the participant’s eligible annual compensation, which contribution fully vests after three years of service. Participants’ contributions are limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service. For the years ended December 31, 2013 and 2014, the Company’s total matching contributions to the 401(k) Plan were $77 and $551, respectively.

iSirona

Prior to 2014, iSirona had a qualified defined contribution plan (the “Old iSirona 401(k) Plan”) for all full time associates effective on their first day of employment. The Old iSirona 401(k) Plan was similar to the NantHealth 401(k) Plan with the exception that iSirona contributed a 100% match up to 3.0% of the participant’s eligible annual compensation and up to 50.0% of the next 2.0% of their annual earnings, which vest immediately. For the years ended December 31, 2013 and 2014, iSirona’s total matching contributions to the Old iSirona 401(k) Plan were $154 and $345, respectively. In January 2014, the Company retired the Old iSirona 401(k) Plan and replaced it with the NantHealth 401(k) Plan.

eviti

eviti has a Simple Individual Retirement Account plan that covers associates that have elected to participate in the plan who have at least six months of service. Associates who have not earned $5 or more in any preceding two year period, or who are not expected to earn at least that much in the current year, are not eligible to participate. eviti matches the associate’s contributions up to 3.0% of the associate’s wages for those associates who are contributing to the plan via a salary reduction, or a maximum of the associate’s contributions of $12 if the associate is under 50 years of age or $15 if over 50 years of age. eviti’s contribution for the years ended December 31, 2013 and 2014, were $193 and $220, respectively.

18.	Related Party Transactions

Sale of Qi Imaging to Ziosoft KK

On April 25, 2014, the Company sold its 80.0% fully diluted equity interest in Qi Imaging to Ziosoft KK in exchange for $3,000 in cash received at closing and an additional $2,600 in cash to be received in annual installments through June 30, 2017. Since Ziosoft KK is controlled by Cal Cap, the Company treated the sale of Qi Imaging as the transfer of a business between entities under common control and the difference between the total consideration of $5,600 and the net assets of Qi Imaging was recognized within Series A members’ equity.

As part of the transaction, the Company and Qi Imaging also entered a three-year reseller agreement whereby Qi Imaging granted NantHealth and its affiliates a non-exclusive, worldwide (except in Japan) license to access and use Qi Imaging’s software for the purpose of creating a cloud-based version of the software.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Revenues from Ziosoft KK

In conjunction with the acquisition of Qi Imaging in 2011 from Ziosoft KK, the Company entered into a development services agreement whereby the Company provided quality assurance and development services to Ziosoft KK related to its imaging technology. Cal Cap acquired a controlling interest in Ziosoft KK concurrent with the Company’s acquisition of Qi Imaging, so the two companies share common ownership.

During the year ended December 31, 2013, the Company recognized revenues related to this arrangement of $540. No further amounts were recognized as revenues during the year ended December 31, 2014 prior to the sale of Qi Imaging to Ziosoft KK.

Investment in NantPharma and Redemption Agreement

On October 31, 2013, the Company entered into an Exchange Agreement with Blackstone, NantPharma, LLC (“NantPharma”), and NantWorks. Pursuant to the Exchange Agreement, the Company purchased Blackstone’s 4.3% equity interest in NantPharma. As consideration for the purchase, the Company issued 3,572 Series A units to Blackstone during 2014 (see Note 16). The investment was initially measured at the cost of acquiring the investment, or $8,537.

During May 2014, the Company entered into a Redemption Agreement with NantPharma whereby the Company sold its 4.3% equity interest in NantPharma in exchange for $10,000 in cash. Upon execution of the Redemption Agreement, the Company derecognized its investment in NantPharma and the difference between the carrying value of the investment and the $10,000 cash received was treated as a capital contribution within Series A members’ equity.

Prior to the sale of the investment, the Company applied the equity method to account for its investment in NantPharma as the interest in the entity was similar to a partnership interest. Further, the Company had the ability to exert significant influence over the operating and financial policies of the entity since NantWorks controls both NantHealth and NantPharma.

The difference between the carrying amount of the investment in NantPharma and the Company’s underlying equity in NantPharma’s net assets was approximately $7,812. Since this difference related entirely to non-amortizable, indefinite-lived intangible assets, consisting of in-process research and development and goodwill, the Company did not include any basis difference amortization as part of applying the equity method of accounting.

For the years ended December 31, 2013 and 2014, the Company recognized $164 of losses and $1,525 of income, respectively, related to this investment. These amounts represented the Company’s pro rata share of NantPharma’s earnings and losses during each period.

NantWorks Shared Service Agreement

The consolidated and combined financial statements include significant transactions with NantWorks involving services provided to the Company, such as cash management, accounting and other financial services, purchasing, legal and information technology. For periods prior to October 2012, the costs of services had been directly charged or allocated to the Company by NantWorks using methods management believes are reasonable. These methods include reasonable estimates of percentages of NantWorks’ associates’ time or specific man hours, square footage percentage of shared facilities and infrastructure costs dedicated to the Company activities and specific reimbursement for services performed by third parties for

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

NantWorks for the direct benefit of the Company. Such charges and allocations are not necessarily indicative of what would have been incurred if the Company had been a separate entity.

In October 2012, the Company entered into a Shared Service Agreement with NantWorks that provides for ongoing services from NantWorks in areas such as public relations, information technology and cloud services, human resources and administration management, finance and risk management, environmental health and safety, sales and marketing services, facilities, procurement and travel, and corporate development and strategy. The Company was billed monthly for such services at cost, without mark-up or profit for NantWorks, but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the associates providing the services. The Company incurred $5,765 and $9,853 of expenses during the years ended December 31, 2013, and 2014, respectively, related to selling, general and administrative services provided by NantWorks. Additionally, the Company incurred $631 and $1,530 of expenses during the years ended December 31, 2013 and 2014, respectively, related to research and development services provided by NantWorks.

Related Party Receivables and Payables

At December 31, 2013, related party receivables and payables were $3,401 and $7,539, respectively. The related party receivables balance at this date primarily consisted of a $2,650 loan made to NDO prior to the acquisition, and the related party payables balance primarily consisted of $6,202 owed to NantWorks pursuant to the Shared Services Agreement. The balance of the related party receivables and payables represent amounts paid by affiliates on behalf of the Company or vice versa.

At December 31, 2014, the Company had related party receivables and payables of $2,773 and $14,904, respectively. The related party receivables balance at this date primarily consisted of a $2,600 receivable from Ziosoft KK related to the sale of Qi Imaging, and the related party payables balance primarily consisted of $11,488 owed to NantWorks pursuant to the Shared Services Agreement. The balance of the related party receivables and payables represent amounts paid by affiliates on behalf of the Company or vice versa.

Related Party Promissory Notes

During 2013, the Company executed two demand promissory notes with an affiliated investment company. The principal amount of each advance made by the related party to the Company pursuant to these notes was $15,000 and $7,500, respectively. The first note bears interest at a per annum rate of 3.0%, while the second note bears interest at a per annum rate of 5.0%. Interest is compounded annually and computed on the basis of the actual number of days in a year. As of December 31, 2013 and 2014, the total principal and interest outstanding on these two notes amounted to $22,830 and $23,655. The unpaid principal and any accrued and unpaid interest on the promissory notes with the related party are due and payable on demand. Accrued and unpaid interest in the amount of $330 and $1,155 is included in related party payables on the consolidated and combined balance sheet at December 31, 2013 and 2014, respectively. The Company may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty.

Additionally, in June 2013, the Company executed a demand promissory note with Cal Cap. The total advances made by Cal Cap to the Company pursuant to this note amounted to $6,099. The note bears interest at a per annum rate of 3.0% compounded annually. As of December 31, 2013 and 2014, the total principal and interest outstanding on the note amounted to $6,176 and $6,359, respectively. The unpaid principal and any accrued and unpaid interest on the promissory note with Cal Cap is due and payable on demand. Accrued and unpaid interest in the amount of $77 and $260 is included in related party payables on

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

the consolidated and combined balance sheets at December 31, 2013 and 2014, respectively. The Company may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty.

In 2014, NantCloud executed multiple demand promissory notes with Cal Cap. The total advances made by Cal Cap to the Company pursuant to these notes amounted to $5,903. The notes bear interest at a per annum rate of 5.0% compounded annually. As of December 31, 2014, the total principal and interest outstanding on the notes amounted to $6,071. The unpaid principal and any accrued and unpaid interest on the promissory notes with Cal Cap is due and payable on demand. Accrued and unpaid interest in the amount of $169 is included in related party payables on the consolidated and combined balance sheet at December 31, 2014. The Company repaid the full outstanding principal and accrued interest as part of the acquisition of NantCloud.

19.	Subsequent Events

Phantom Unit Plan

On March 31, 2015, the Company approved a phantom equity plan (the “Phantom Unit Plan”). The Company has granted approximately 22,690 phantom units under the Phantom Unit Plan and the maximum number of phantom units that may be issued is equal to 63,750, minus the number of issued and outstanding Series C units of the Company. Each grant of phantom units made to a participant under the Phantom Unit Plan vests over a defined service period and is subject to forfeiture upon termination of the participant’s continuous service to the Company for any reason. Upon and after completion of a Qualified IPO or a change of control, the Company is required to make cash or non-cash payments to the participants in an amount equal to the number of vested units held by that participant multiplied by the fair market value of the Company’s Series A units, as determined by the Company’s Board. The term of each grant under the Phantom Unit Plan is generally ten years from the date of grant.

Acquisition from Harris Corporation

On June 16, 2015, the Company entered into a definitive agreement with Harris Corporation to acquire certain assets and assume certain liabilities related to its Healthcare Solutions business in exchange for $50,000 in cash, subject to $549 estimated working capital adjustments. The acquired assets comprise a business that helps complex healthcare delivery organizations achieve better patient outcomes, clinical and administrative workflow efficiency and stronger collaboration across the continuum of care. The transaction closed on July 1, 2015, and the Company is still finalizing the purchase accounting impacts of the acquisition.

Investment in IOBS

On June 16, 2015, the Company invested $1,750 in Innovative Oncology Business Solutions, Inc. (“IOBS”) in exchange for 1,750 shares of IOBS’s Series A preferred stock. IOBS offers community oncology practices an alternative medical home model for oncology patients that improves health outcomes, enhances patient care experiences and significantly reduces costs of care. The shares of preferred stock represent 35.0% of the outstanding equity of IOBS on an as-converted basis.

Investment in NantOmics

On June 19 and June 30, 2015, the Company purchased a total of 168,464 Series A-2 units of NantOmics, LLC (“NantOmics”) for an aggregate purchase price of $250,000. The Series A-2 units represent

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

approximately 14.2% of NantOmics’ issued and outstanding membership interests. NantOmics is majority owned by NantWorks and delivers molecular diagnostic capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care.

On June 19, 2015, the Company entered into a five year exclusive reseller agreement with NantOmics for sequencing and molecular analysis. Under the reseller agreement, NantHealth agreed to pay NantOmics a non-cancellable annual minimum in fees of $2,000 beginning with and for the 2016 calendar year.

Issuance of Equity to Allscripts

On June 26, 2015, NantHealth entered into an agreement with Allscripts Healthcare Solutions, Inc. (“Allscripts”) to issue Allscripts 59,100 Series G units, or 10.0% of NantHealth’s total issued and outstanding membership interests, in exchange for $200,000. The transaction closed on June 29, 2015. The Series G units have substantially the same rights and preferences as the Series B, D, E and F units (see Note 16).

Repayment of Related Party Promissory Notes

On June 30, 2015, the Company repaid all of the outstanding principal and accrued interest under the related party promissory notes. The total payment consisted of $28,599 of principal and $1,915 of accrued interest.

Settlement agreement with Health Synectics Limited

In 2013, NDO agreed to a financing arrangement with Health Synectics Limited, a UK Company, for services rendered in prior years. The agreement included the hiring of the Managing Director for Health Synectics as Chief Medical Officer for Net.Orange, Ltd. On May 16, 2015 the Company terminated the employment of that employee and on July 30, 2015 signed a settlement agreement for the total consideration of $1,200.

Investment in TRM and sale to NantCRO

On September 8, 2015, the Company completed a Contribution Agreement with the members of Translational Research Management, LLC (“TRM”) whereby those members contributed their 54% equity interest in TRM in exchange for $250.0 in cash and 268 of the Company’s Series A units. TRM is a management services organization committed to building a nationwide network of community based medical oncology professionals dedicated to offering research studies to their patients.

On the same day, the Company sold its 54% equity interest in TRM to NantCRO, LLC a wholly owned subsidiary of NantOmics, in exchange for $250.0 in cash and 611 of NantOmics’ Series A-2 units, which is equivalent in value to the purchase price by the Company.

NorthShore Agreement

On September 29, 2015, the Company entered into an exclusive license agreement with NorthShore University Health System (“NorthShore”) to further develop their Health Heritage software platform and to license the software to customers. As part of the agreement, the Company will pay NorthShore a one-time license fee of $5,000 and royalties of at least $750.0 annually for the first four years of the agreement. The Company will have no obligation to pay any additional royalties after 7 years or once aggregate royalties reach $5,000.

Nant Health, LLC and Subsidiaries

Consolidated and Combined Balance Sheets

(In thousands)

	December 31,	June 30, 2015
	2014	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$3,699	$24,439
Restricted cash	—	50,549
Marketable securities	221,871	29,057
Account receivable, net of allowance of $277 and $184 at December 31, 2014 and June 30, 2015, respectively	2,441	2,944
Inventories, net	2,946	2,298
Related party receivables	623	1,117
Prepaid expenses and other current assets	1,638	1,882

Total current assets	233,218	112,286

Property, plant and equipment, net	9,315	12,799
Deferred taxes, net	153	153
Goodwill	33,368	33,368
Intangible assets, net	32,499	27,919
Investment in related party	—	249,855
Related party receivable	2,150	1,300
Other assets	172	1,883

Total assets	$310,875	$439,563

Liabilities, Redeemable Units and Members’ Equity
Current liabilities
Accounts payable	$4,136	$3,051
Accrued expenses	5,524	6,681
Deferred revenue	24,114	14,677
Related party payables	14,904	12,013
Related party promissory notes	34,502	—
Deferred taxes, net	153	153
Other current liabilities	3,664	3,674

Total current liabilities	86,997	40,249

Deferred revenue	9,012	14,194
Other liabilities	65	—

Commitments and contingencies

Redeemable Series F units: 53,581 units issued and outstanding at December 31, 2014 and June 30, 2015	150,000	150,000

Members’ Equity
Series A units: 419,919 units issued and outstanding as of December 31, 2014 and June 30, 2015	123,713	123,713
Series B units: 19,110 units issued and outstanding as of December 31, 2014 and June 30, 2015	50,000	50,000
Series C units: 2,704 and 3,475 units issued and outstanding as of December 31, 2014 and June 30, 2015	199	1,230
Series D units: 3,572 units issued and outstanding as of December 31, 2014 and June 30, 2015	10,000	10,000
Series E units: 35,721 units issued and outstanding as of December 31, 2014 and June 30, 2015	100,000	100,000
Series G units: 0 and 59,100 units issues and outstanding as December 31, 2014 and June 30, 2015	—	200,000
Accumulated deficit	(219,160)	(249,871)
Accumulated other comprehensive income	49	48

Total members’ equity	64,801	235,120

Total liabilities, redeemable units and members’ equity	$310,875	$439,563

See accompanying notes to unaudited condensed consolidated and combined financial statements

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Operations

(In thousands)

	Six Months Ended
	June 30,
	2014	2015
	(Unaudited)
Revenue:
Software and hardware	$5,633	$7,703
Software-as-a-service	3,299	7,218

Total software-related revenue	8,932	14,921
Maintenance	2,699	5,040
Sequencing and molecular analysis	—	490
Other services	2,437	3,533

Total net revenue	14,068	23,984

Cost of Revenue:
Software and hardware	644	314
Software-as-a-service	1,683	3,790

Total software-related cost of revenue	2,327	4,104
Maintenance	224	212
Sequencing and molecular analysis	—	192
Other services	3,909	3,485
Amortization of developed technologies	3,071	4,557

Total cost of revenue	9,531	12,550
Gross profit	4,537	11,434

Operating Expenses:
Selling, general and administrative	18,848	34,239
Research and development	8,703	9,650
Amortization of software license and acquisition-related assets	3,541	22

Total operating expenses	31,092	43,911

Loss from operations	(26,555)	(32,477)
Interest expense, net	(338)	(628)
Other income, net	145	2,540
Income (loss) from equity method investments	1,525	(145)

Loss before income taxes	(25,223)	(30,710)
Provision for income taxes	2	1

Net loss	(25,225)	(30,711)
Less: Net loss attributable to non-controlling interests	(167)	—

Net loss attributable to NantHealth	$(25,058)	$(30,711)

See accompanying notes to unaudited condensed consolidated and combined financial statements

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Comprehensive Loss

(In thousands)

	Six Months Ended June 30,
	2014	2015
	(Unaudited)
Net loss	$(25,225)	$(30,711)
Other comprehensive income (loss), net of taxes
Foreign currency translation adjustments	(3)	(1)
Net change related to available for sale securities
Re-measurement of investment in NDO to fair value	172	—
Reclassification of losses to net income	332	—

Total net changes related to available for sale securities	504	—

Total other comprehensive loss	501	(1)
Comprehensive loss	(24,724)	(30,712)
Less: Net loss attributable to non-controlling interests	(167)	—

Comprehensive loss attributable to NantHealth	$(24,557)	$(30,712)

See accompanying notes to unaudited condensed consolidated and combined financial statements

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Cash Flows

(In thousands)

	Six Months Ended June 30,
	2014	2015
	(Unaudited)
Cash flows from operating activities:
Net loss	$(25,225)	$(30,711)
Adjustment to reconcile net loss to net cash from operating activities:
Depreciation and amortization	7,055	6,242
Unrealized changes in fair value of marketable securities	(177)	(3,194)
Realized (loss) gain on sale of marketable securities	(18)	3,242
Stock-based compensation	221	1,031
(Recovery) provision of bad debt expense	(15)	20
Other non-cash expenses	(1,193)	145
Changes in operating assets and liabilities, net of business combinations:
Account receivable	(985)	(523)
Inventories, net	(645)	648
Related party receivables	(3,542)	356
Prepaid expenses and other current assets	(164)	(244)
Accounts payable	3,349	(1,085)
Accrued expenses	(1,125)	1,157
Deferred revenue	3,168	(4,255)
Related party payables	5,197	(2,891)
Other assets and liabilities	(5,548)	(13)

Net cash used in operating activities	(19,647)	(30,075)

Cash flows from investing activities:
Purchase of property and equipment	(5,096)	(5,147)
Investment in unconsolidated related party	—	(150,816)
Purchase of intangible assets	(4,000)	—
Acquisition of businesses, net of cash acquired	(2,306)	—
Sale of business and equity method investment, net of cash transferred	12,842	—
Restricted cash	—	(50,549)
Purchase of cost method investment	—	(1,750)
Purchases of marketable securities	(243,342)	—
Proceeds from sales of marketable securities	8,331	93,581

Net cash used in investing activities	(233,571)	(114,681)

Cash flows from financing activities:
Payment of related party promissory note	—	(34,502)
Proceeds from issuance of related party promissory notes	3,700	—
Reductions in long term notes payable	(1,975)	—
Earn-out to former non-controlling interests	(4,817)	—
Proceeds from issuance of membership interests, net of issuance costs	260,525	200,000

Net cash provided by financing activities	257,433	165,498

Effect of exchange rate changes on cash and cash equivalents	(3)	(2)
Net increase in cash and cash equivalents	4,212	20,740
Cash and cash equivalents, beginning of period	17,017	3,699

Cash and cash equivalents, end of period	$21,229	$24,439

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$2,215
Transfer of marketable securities as investment in unconsolidated related party	$—	$99,184

See accompanying notes to unaudited condensed consolidated and combined financial statements

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

1.	Description of Business and Basis of Presentation

Nature of Business

Nant Health, LLC (“NantHealth” or the “Company”), a Delaware limited liability company, was formed on July 7, 2010. The Company, together with its subsidiaries, is a transformational healthcare cloud-based IT company converging science and technology through a single integrated clinical platform, to provide actionable health information at the point of care, in the time of need, anywhere, anytime. NantHealth is a subsidiary of NantWorks, LLC (“NantWorks”), which is a subsidiary of California Capital Equity, LLC (“Cal Cap”). The three companies were founded and are led by Dr. Patrick Soon-Shiong.

Basis of Presentation

The accompanying unaudited condensed consolidated and combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated and combined financial statements contain all adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly the financial position, results of operations and cash flows of the Company at the dates and for the periods indicated.

The acquisition of NantCloud LLC (“NantCloud”) was recorded and presented at its carryover basis since NantHealth and the NantWorks are under common control. The historical statements of operations and cash flows of NantCloud has been combined with the Company beginning on the date of inception of common control of each respective entity.

The unaudited condensed consolidated and combined financial statements in these interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Statements for the year ended December 31, 2014. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated and combined balance sheet as of December 31, 2014 was derived from the Company’s audited consolidated financial statements for the year ended December 31, 2014. The consolidated and combined statements of operations and the consolidated and combined statements of cash flows for the interim periods presented are not necessarily indicative of the results to be expected for the year ending December 31, 2015, for any future year, or for any future interim period.

The accompanying unaudited condensed consolidated and combined financial statements include the financial statements of all wholly-owned subsidiaries and other entities in which the Company has a controlling financial interest. All significant intercompany transactions and balances have been eliminated in consolidation.

2.	Recent Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), which amends ASC Subtopic 205-40 to provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures. Specifically, the amendments (1) provide a definition of the term “substantial doubt,” (2) require an evaluation every reporting period, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require an assessment for a period of one year after the date that financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently evaluating the impact of the adoption of ASU 2014-15 on its financial statements and disclosures.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The new standard permits the use of either the retrospective or cumulative effect transition methods. In July 2015, the FASB decided to delay the effective date of ASU 2014-09 by one year. As a result, non-public companies are required to apply the new standard to annual reporting periods beginning after December 15, 2018 and public companies are required to apply the new standard for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently in the process of evaluating this new guidance.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20); Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which eliminates from GAAP the concept of extraordinary items, stating that the concept causes uncertainty because (1) it is unclear when an item should be considered both unusual and infrequent and (2) users do not find the classification and presentation necessary to identify those events and transactions. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted provided the guidance is applied from the beginning of the fiscal year of adoption. The Company is currently in the process of evaluating this new guidance.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) – Amendments to the Consolidation Analysis, or ASU 2015-02. ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidated analysis of reporting entities that are involved with VIEs, and (4) provide a scope exception for certain entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. The Company is currently evaluating this new guidance.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30), or ASU 2015-03, which requires the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently evaluating this new guidance.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (“ASU 2015- 05”), which provides guidance to clarify the customer’s accounting for fees paid in a cloud computing

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

arrangement. This guidance is effective for annual periods and interim reporting periods of public entities beginning after December 15, 2015. The Company is currently in process of evaluating this new guidance.

3.	Business Combinations and Investments

2014 Acquisitions

NDO

On June 18, 2014, NantHealth entered into a Contribution and Merger Agreement with NDO and certain of its shareholders to acquire 100% of NDO’s equity that it did not already own. The aggregate consideration for the acquisition was $32,958 and consisted of the issuance of 6,906 of NantHealth’s Series A units and $2,335 in cash to repay a portion of NDO’s debt. As part of the acquisition, NantHealth issued 18 Series C units to NDO’s former option holders who elected not to exercise those options prior to the close of the transaction. NDO provides healthcare informatics solutions through its clinical Operating System (“cOSTM”) platform to address population health issues and help healthcare organizations implement a patient-centric virtually integrated care delivery model. The acquisition of NDO allows the Company to bring together clinical, financial and operational data to identify and solve complex healthcare problems.

Prior to June 18, 2014, NantHealth owned 13,713 shares of NDO’s Series A preferred stock, which represented approximately 39.1% of the outstanding shares on a fully-diluted basis. The Company accounted for its non-controlling investment in NDO as an available-for-sale debt security as opposed to using the equity method because the shares were not considered in-substance common stock and the Company could have required NDO to redeem the investment. Prior to the acquisition, the investment was measured at fair value and any unrecognized gains or losses were recorded as a component of equity as accumulated other comprehensive income in the accompanying unaudited condensed consolidated and combined financial statements. The Company used an option pricing model to estimate the fair value of the 13,713 shares of NDO’s Series A preferred stock and to allocate the total equity value of NDO to the different classes of shares outstanding.

The historical operating results of NDO have not been included in the Company’s historical consolidated operating results prior to their acquisition date. The following unaudited pro forma information presents the combined results of continuing operations for the six months ended June 30, 2014 as if the acquisition had been completed on January 1, 2014. The unaudited pro forma results do not reflect any material adjustments, operating efficiencies or potential cost savings that may result from the consolidation of operations but do reflect certain adjustments expected to have a continuing impact on the combined results.

Six Months Ended
June 30, 2014
Revenue	$15,375
Net loss	$(33,677)

2015 Acquisitions

NantCloud

On May 31, 2015, NantHealth purchased 100% of the outstanding equity interests in NantCloud Services, LLC (“NantCloud”) from NantWorks in exchange for $7,227 in cash. NantCloud offers a secure cloud infrastructure for hosting sensitive healthcare data as well as information technology security services tailored for the healthcare industry. The Company accounted for its purchase of NantCloud as an arrangement between entities under common control. As a result, the acquisition was recorded and presented at carryover basis and the historical statements of operations and cash flows of NantCloud have

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

been combined with the Company beginning on the date of inception of common control of each respective entity, which started February 10, 2014.

2015 Investments

IOBS

On June 16, 2015, the Company invested $1,750 in Innovative Oncology Business Solutions, Inc. (“IOBS”) in exchange for 1,750 shares of IOBS’s Series A preferred stock. IOBS offers community oncology practices an alternative medical home model for oncology patients that improves health outcomes, enhances patient care experiences and significantly reduces costs of care. The shares of preferred stock represent 35.0% of the outstanding equity of IOBS on an as-converted basis. The Company applied the cost method to account for its investment because the preferred stock is not considered in-substance common stock, is not considered a debt instrument as the Company cannot unilaterally demand redemption of the preferred stock and the preferred stock does not have a readily determinable fair value.

NantOmics

On June 19 and June 30, 2015, the Company purchased a total of 168,464 Series A-2 units of NantOmics, LLC (“NantOmics”) for an aggregate purchase price of $250,000. The Series A-2 units represent approximately 14.2% of NantOmics’ issued and outstanding membership interests. NantOmics is majority owned by NantWorks and delivers molecular diagnostic capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care. The Company applied the equity method to account for its investment in NantOmics as the interest in the equity is similar to a partnership interest. Further, the Company has the ability to exert significant influence over the operating and financial policies of the entity since NantWorks controls both NantHealth and NantOmics.

On June 19, 2015, the Company entered into a five year exclusive reseller agreement with NantOmics for sequencing and molecular analysis. Under the reseller agreement, NantHealth agreed to pay NantOmics a non-cancellable annual minimum in fees of $2,000 beginning with and for the 2016 calendar year.

4.	Accounts Receivable, net

Accounts receivable, net excludes amounts related to Post Contract Service (“PCS”) and other services that were billed but not yet delivered at each period end. These undelivered services are also excluded from the deferred revenue balances on the accompanying consolidated and combined balance sheets. The amount of outstanding and unpaid invoices excluded from both the accounts receivable and deferred revenue balances as of December 31, 2014 and June 30, 2015 was $5,252 and $5,664, respectively.

5.	Inventories, net

Inventories, net consisted of the following:

	December 31, 2014	June 30, 2015
Finished goods	$2,742	$2,118
Raw materials	—	27
Work in process	204	153

Inventories, net	$2,946	$2,298

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

For the six months ended June 30, 2015, the Company did not book any reserve against the value of inventories.

6.	Variable Interest Entities

As of June 30, 2015, the Company had a variable interest in IOBS, which was considered a variable interest entity. The Company was not the primary beneficiary of IOBS because it only had the rights to elect two of five directors. All major decisions of IOBS required the majority vote by the members of the board of directors, including decisions made to manage the business including hiring and firing of officers and other critical management functions. Therefore, the Company does not consolidate IOBS.

During the six months ended June 30, 2014 the Company was the primary beneficiary of two VIEs, eviti and Qi Imaging, and consolidated the financial statements for both entities. The Company also had a variable interest in NDO, prior to its acquisition on June 18, 2014 but was not considered the primary beneficiary.

7.	Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and June 30, 2015 consisted of the following:

	December 31, 2014
	Total fair value	Quoted price in active markets for identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash and cash equivalents	$3,699	$3,699	$—	$—
Marketable securities	221,871	221,871	—	—

	June 30, 2015
	Total fair value	Quoted price in active markets for identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash and cash equivalents	$24,439	$24,439	$—	$—
Marketable securities	29,057	29,057	—	—

Prior to the acquisition of NDO on June 18, 2014, the Company’s investment in NDO was accounted for at fair value on a recurring basis and was adjusted to fair value when the carrying value differed from fair value. The Company categorized NDO as a Level 3 investment due to the subjective nature of the unobservable inputs used. The fair values were estimated using an equally weighted combination of a discounted cash flow analysis and a market comparable approach. The significant inputs include a discount rate, long-term growth rate, financial projections, net working capital requirements, selected multiples, and a control premium.

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

The following table presents the activity of the Company’s financial assets and liabilities that were measured at fair value using significant unobservable inputs during the year ended December 31, 2014:

Investment in NDO
Balance at December 31, 2013	$13,833
Fair value adjustment	172
De-recognition upon acquisition (see Note 3)	(14,005)

Balance at December 31, 2014	$—

8.	Commitments and Contingencies

Lease Arrangements

The Company leases both real estate and equipment used in its operations and classifies those leases as either operating or capital leases for accounting purposes. As of June 30, 2015, the Company had no material capital leases and the remaining lives of its operating leases ranged from one to five years.

Rental expense associated with operating leases is charged to expense in the period incurred and is included in the consolidated and combined statements of operations. For the six months ended June 30, 2014 and 2015, rental expense was charged to selling, general and administrative expense in the amount of $636 and $790, respectively.

The Company’s future minimum rental commitments under its non-cancellable operating leases are as follows:

For the years end December 31,	Amounts
2015	$787
2016	1,480
2017	1,393
2018	1,172
2019	173
Thereafter	98

Total minimum rental commitment	$5,103

Legal Matters

In 2013, Net.Orange, Inc. agreed to a financing arrangement with Health Synectics Limited, a UK Company, for services rendered in prior years. The agreement included the hiring of the Managing Director for Health Synectics as Chief Medical Officer for Net.Orange, Ltd. On May 16, 2015 the Company terminated the employment of that employee and on July 30, 2015 signed a settlement agreement for the total consideration of $1,179. The un-accrued amount of $442 was included in research and development expense in the consolidated and combined statements of operations for the six months ended June 30, 2015.

The Company is, from time to time, subject to claims and litigation arising in the ordinary course of business. The Company intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to the Company, would not have a material adverse effect on the consolidated and combined financial statements. As legal proceedings are inherently unpredictable, the Company’s assessments involve significant judgment regarding future events.

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

9.	Non-controlling Interests

During the six months ended June 30, 2015 there were no non-controlling interests outstanding for certain of NantHealth’s subsidiaries.

During the six months ended June 30, 2014 there were non-controlling interests outstanding for certain of NantHealth’s subsidiaries. The following table shows the effects of changes in NantHealth’s ownership interest in its subsidiaries on NantHealth’s members’ equity during the period ended June 30, 2014 and 2015:

	Six months ended June 30,
	2014	2015
Net loss attributable to NantHealth	$(25,058)	$(30,711)
Transfers to (from) the non-controlling interests:
Increase in NantHealth’s Series A members’ equity upon sale of Qi Imaging	5,439	—
Decrease in NantHealth’s Series A members’ equity for acquisition of iSirona’s non-controlling interests	(4,817)	—

Net transfers to (from) non-controlling interests	622	—

Change from net loss attributable to NantHealth and transfers to (from) the non-controlling interests	$(24,436)	$(30,711)

10.	Income Tax

A significant amount of the Company’s loss before income taxes was generated by pass-through entities. Since the losses of the pass-through entities flow directly to the members of the Company for tax purposes, no provision for income taxes has been reflected in the unaudited condensed consolidated and combined financial statements for these entities. Further, for other than pass-through entities, the Company has recorded a minimal provision for income taxes for the six months ended June 30, 2014 and 2015 because the Company has incurred operating losses since inception. At December 31, 2014 and June 30, 2015, the Company has concluded that it is more likely than not that the Company may not realize the benefit of its deferred tax assets due to its history of losses. Accordingly, the net deferred tax assets have been fully reserved with valuation allowance.

As of December 31, 2014 and June 30, 2015, the Company does not have any accrued interest or penalties related to uncertain tax positions. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company does not have any interest or penalties related to uncertain tax positions in income tax expense for the six months ended June 30, 2014 and 2015. The Company is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years ended December 31, 2010 or prior.

11.	Redeemable Series F Units

On June 20, 2014, the Kuwait Investment Office (“KIO”) purchased 53,581 Series F units of the Company through a Delaware blocker corporation at a purchase price of $2.7995 per unit for an aggregate amount of $150,000. KIO is the London Office of the Kuwait Investment Authority (“KIA”). As part of the investment, KIO has the right and option, but not the obligation, to require NantHealth to redeem 100% of the outstanding shares of the blocker corporation under certain circumstances at an amount equal to the original purchase price of $150,000 plus accrued annual interest of 7.0%. The Company has determined that

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

the redemption of the Series F units is not probable and, as such, has not adjusted the carrying value of such units to redemption value as of June 30, 2015. The Series F units are classified in the consolidated and combined balance sheets as temporary equity as a result of the contingent redemption feature.

12.	Members’ Equity

Equity Issuances

Blackberry Investment

On March 31, 2014, the Company issued 3,572 Series D units to BlackBerry Corporation, a leader in mobile communications, at a purchase price of $2.7995 per unit for an aggregate amount of $10,000. The two companies are collaborating on the development of HIPAA-certified integrated clinical systems that transform the delivery of medical care. The Series D units have substantially the same rights and preferences as the Series B units.

KIA Investment

On April 28, 2014, Kuwait Investment Authority, through a Delaware blocker corporation, made a $100,000 investment in the Company in exchange for 35,721 Series E units at a purchase price of $2.7995 per unit. The Series E units have substantially the same rights and preferences as the Series B and D units.

Allscripts Investment

On June 26, 2015, the Company issued 59,100 Series G units to Allscripts Solutions, Inc. (“Allscripts, at a purchase price of $3.3841 per unit for an aggregate amount of $200,000. The transaction closed on June 29, 2015. The Series G units have substantially the same rights and preferences as the Series B, D, E and F units.

Stock-Based Compensation

The Company has reserved an aggregate of 63,750 Series C units for issuance. The Series C units are only to be issued to associates, consultants and contractors of the Company and its subsidiaries in consideration for bona fide services provided to the Company. On March 1, 2015, the Company granted approximately 574 Series C units to employees, consultants and contractors of the Company. The units were fully vested on the date of the grant, and the Company recorded the full amount of the stock-based compensation expense on that day. As of December 31, 2014 and June 30, 2015, the Company had 2,704 and 3,475 Series C units outstanding, respectively.

During the six months ended June 30, 2014 and 2015, the Company recognized stock-based compensation of $221 and $1,031, respectively. The expense includes the Series C units’ amortization, stock-based compensation of the Company’s non-controlling interest and expense based on the earn-out that was paid to iSirona employees in the form of Series A units.

Total stock-based compensation expense of $1,650 for the Series C units’ grants is expected to be recognized on a straight-line basis over the next 3.3 years for the unvested Series C units outstanding as of June 30, 2015.

Phantom Unit Plan

On March 31, 2015, the Company approved a phantom equity plan (the “Phantom Unit Plan”, the “Plan”). The maximum number of phantom units that may be issued under the plan is equal to 63,750, minus the

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

number of issued and outstanding Series C units of the Company. As of June 30, 2015 the Company has granted approximately 24,637 phantom units under the Phantom Unit Plan. Each grant of phantom units made to a participant under the Phantom Unit Plan vests over a defined service period and is subject to forfeiture upon termination of the participant’s continuous service to the Company for any reason. Upon and after completion of a Qualified IPO or a change of control, the Company is required to make cash or non-cash payments to the participants in an amount equal to the number of vested units held by that participant multiplied by the fair market value of the Company’s Series A units, as determined by the Company’s Board. The term of each grant under the Phantom Unit Plan is generally ten years from the date of grant. As of June 30, 2015 the Company did not record any expenses related to the phantom units.

13.	Related Party Transactions

Sale of Qi Imaging to Ziosoft KK

On April 25, 2014, the Company sold its 80.0% fully diluted equity interest in Qi Imaging to Ziosoft KK in exchange for $3,000 in cash received at closing and an additional $2,600 in cash to be received in annual installments through June 30, 2017. Since Ziosoft KK is controlled by Cal Cap, the Company treated the sale of Qi Imaging as the transfer of a business between entities under common control and the difference between the total consideration of $5,600 and the net assets of Qi Imaging was recognized within Series A members’ equity.

As part of the transaction, the Company and Qi Imaging also entered a three-year reseller agreement whereby Qi Imaging granted NantHealth and its affiliates a non-exclusive, worldwide (except in Japan) license to access and use Qi Imaging’s software for the purpose of creating a cloud-based version of the software.

NantPharma Redemption Agreement

During May 2014, the Company entered into a Redemption Agreement with NantPharma, which is controlled by NantWorks, whereby the Company sold its 4.3% equity interest in that company to NantPharma in exchange for $10,000 in cash. Upon execution of the Redemption Agreement, the Company derecognized its investment in NantPharma and the difference between the carrying value of the investment and the $10,000 cash received was treated as a capital contribution within Series A members’ equity.

Prior to the sale of the investment, the Company applied the equity method to account for its investment in NantPharma as the interest in the entity was similar to a partnership interest. Further, the Company had the ability to exert significant influence over the operating and financial policies of the entity since NantWorks controls both NantHealth and NantPharma.

For the six months ended June 30, 2014 and 2015, the Company recognized $1,525 and $0 of income, respectively, related to this investment. These amounts represented the Company’s pro rata share of NantPharma’s earnings during each period.

NantWorks Shared Service Agreement

The unaudited condensed consolidated and combined financial statements include significant transactions with NantWorks involving services provided to the Company, such as cash management, accounting and other financial services, purchasing, legal and information technology. In 2012, the Company entered into a

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Shared Service Agreement with NantWorks that provides for ongoing services from NantWorks in areas such as public relations, information technology and cloud services, human resources and administration management, finance and risk management, environmental health and safety, sales and marketing services, facilities, procurement and travel, and corporate development and strategy. The Company was billed monthly for such services at cost, without mark-up or profit for NantWorks, but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the employees providing the services. The Company incurred $5,045 and $5,500 of expenses during the six months ended June 30, 2014 and 2015, respectively, related to selling, general and administrative services provided by NantWorks. Additionally, the Company incurred $686 and $663 of expenses during the six months ended June 30, 2014 and 2015, respectively, related to research and development services provided by NantWorks.

Related Party Receivables and Payables

As of December 31, 2014 and June 30, 2015, the Company had related party receivables and payables of $2,417 and $12,013, respectively. The related party receivables balance at this date primarily consisted of a $2,150 receivable from Ziosoft KK related to the sale of Qi Imaging, and the related party payables balance primarily consisted of $9,466 owed to NantWorks pursuant to the Shared Services Agreement. The balance of the related party receivables and payables represent amounts paid by affiliates on behalf of the Company or vice versa.

Related Party Promissory Notes

During 2013, the Company executed two demand promissory notes with an affiliated investment company. The principal amount of each advance made by the related party to the Company pursuant to these notes was $15,000 and $7,500, respectively. Additionally, in June 2013, the Company executed a demand promissory note with Cal Cap, and in 2014, NantCloud executed multiple demand promissory notes with Cal Cap. The total advances made pursuant to these notes was $12,002. The accrued interest expense for the six months ended on June 30, 2014 and 2015 was $535 and $623, respectively.

The Company repaid the full outstanding principal and accrued interest owed to Cal Cap by NantCloud as part of the acquisition of NantCloud (See Note 3). The total payment consisted of $5,903 of principal and $291 of accrued interest.

On June 30, 2015, the Company repaid all of the outstanding principal and accrued interest under the remaining related party promissory notes. The total payment consisted of $28,599 of principal and $1,915 of accrued interest.

14.	Subsequent Events

Acquisition from Harris Corporation

On June 16, 2015, the Company entered into a definitive agreement with Harris Corporation to acquire certain assets and assume certain liabilities related to its Healthcare Solutions business in exchange for $50,000 in cash, subject to $549 estimated working capital adjustments, which was recorded as restricted cash on the Company’s balance sheet as of June 30, 2015. The acquired assets comprise a business that helps complex healthcare delivery organizations achieve better patient outcomes, clinical and administrative workflow efficiency and stronger collaboration across the continuum of care. The transaction closed on July 1, 2015, and the Company is still finalizing the purchase accounting impacts of the acquisition.

Nant Health, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Investment in TRM and sale to NantCRO

On September 8, 2015, the Company completed Contribution Agreement with the members of Translational Research Management, LLC (“TRM”) whereby those members contributed their 54% equity interest in TRM in exchange for $250.0 in cash and 268 of the Company’s Series A units. TRM is a management services organization committed to building a nationwide network of community based medical oncology professionals dedicated to offering research studies to their patients.

On the same day, the Company sold its 54% equity interest in TRM to NantCRO, LLC a wholly owned subsidiary of NantOmics, in exchange for $250.0 in cash and 611 of NantOmics’ Series A-2 units, which is equivalent in value to the purchase price by the Company.

NorthShore Agreement

On September 29, 2015, the Company entered into an exclusive license agreement with NorthShore University Health System (“NorthShore”) to further develop their Health Heritage software platform and to license the software to customers. As part of the agreement, the Company will pay NorthShore a one-time license fee of $5,000 and royalties of at least $750.0 annually for the first four years of the agreement. The Company will have no obligation to pay any additional royalties after 7 years or once aggregate royalties reach $5,000.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Members of

NantOmics, LLC and Subsidiaries

We have audited the accompanying consolidated and combined financial statements of NantOmics, LLC and subsidiaries (the “Company”), which comprise the consolidated and combined balance sheets as of December 31, 2014 and 2013, and the related consolidated and combined statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated and combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated and combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits. We did not audit the financial statements of Expression Pathology, Inc. dba OncoPlex Diagnostics (“OncoPlex”), a subsidiary, which statements reflect total assets of $6,895,000 and $5,803,000 as of December 31, 2014 and 2013, respectively. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for OncoPlex is based solely on the report of the other auditors. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated and combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated and combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated and combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member of Kreston International - a global network of independent accounting firms

Opinion

In our opinion, based on our audits and the report of the other auditors, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann P.C.

November 11, 2015

Los Angeles, California

NantOmics, LLC and Subsidiaries

Consolidated and Combined Balance Sheets

(In thousands)

	December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$4,515	$4,239
Restricted cash	139	139
Accounts receivable, net of allowance of $0 and $4 at December 31, 2014 and 2013, respectively	102	135
Prepaid expenses and other current assets	148	38

Total current assets	4,904	4,551

Property and equipment, net	1,065	377
Goodwill	7,623	—
Intangible assets, net	12,253	3,736
Other assets	85	48

Total long term assets	21,026	4,161

Total assets	$25,930	$8,712

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$382	$156
Accrued expenses	1,601	352
Capital lease obligations	192	61
Related party payables	846	—
Notes payable	46	46
Related party promissory notes	9,394	—

Total current liabilities	12,461	615
Non-current liabilities
Notes payable	122	178
Capital lease obligations	425	22

Total non-current liabilities	547	200

Total liabilities	13,008	815

Members’ equity
Series A-1 units: 1,007,805 and 0 units issued and outstanding at December 31, 2014 and 2013, respectively	24,740	14,628
Series B units: 150,000 units authorized, 8,250 units issued and outstanding at December 31, 2014	327	—
Accumulated deficit	(15,621)	(7,183)

Total NantOmics members’ equity	9,446	7,445
Non-controlling interests	3,476	452

Total members’ equity	12,922	7,897

Total liabilities and members’ equity	$25,930	$8,712

The accompanying notes are an integral part of these consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Consolidated and Combined Statements of Operations

(In thousands)

	Year Ended December 31,
	2014	2013
Revenue:
Net revenue	$424	$271
Cost of Revenue:
Cost of revenue	227	66
Amortization of acquisition-related assets	671	671

Total cost of revenue	898	737

Gross loss	(474)	(466)
Operating Expenses:
Selling, general and administrative	8,879	3,867
Research and development	5,688	1,553

Total operating expenses	14,567	5,420

Loss from operations	(15,041)	(5,886)
Interest expense, net	(146)	(34)
Gain on previously held equity interests	4,290	—
Other expense, net	(71)	(2)

Net loss	(10,968)	(5,922)

Less: Net loss attributable to non-controlling interests	(2,530)	(2,458)

Net loss attributable to NantOmics	$(8,438)	$(3,464)

The accompanying notes are an integral part of these consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Consolidated and Combined Statements of Changes in Members’ Equity

(In thousands)

						Total NantOmics, LLC Equity	Non-controlling Interests	Total Equity
	Series A-1 Units		Series B Units		Accumulated Deficit
	Units	Amount	Units	Amount
Balance at December 31, 2012	—	$11,694	—	$—	$(3,719)	$7,975	$682	$8,657
Cash contributions by parent	—	2,934	—	—	—	2,934	2,054	4,988
Stock based compensation expense	—	—	—	—	—	—	174	174
Net loss	—	—	—	—	(3,464)	(3,464)	(2,458)	(5,922)

Balance at December 31, 2013	—	14,628	—	—	(7,183)	7,445	452	7,897
Acquisition of Five3G	7,805	7,805	—	—	—	7,805	1,850	9,655
Non-cash contributions by parent	1,000,000	2,459	—	—	—	2,459	—	2,459
Cash contributions by parent	—	2,184	—	—	—	2,184	816	3,000
Purchase of additional shares of OncoPlex	—	(2,558)	—	—	—	(2,558)	2,558	—
Transactions with non-controlling interests	—	222	—	—	—	222	79	301
Stock based compensation expense	—	—	8,250	327	—	327	251	578
Net loss	—	—	—	—	(8,438)	(8,438)	(2,530)	(10,968)

Balance at December 31, 2014	1,007,805	$24,740	8,250	$327	$(15,621)	$9,446	$3,476	$12,922

The accompanying notes are an integral part of these consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Consolidated and Combined Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2014	2013
Cash flows from operating activities:
Net loss	$(10,968)	$(5,922)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	287	210
Amortization	1,745	783
Provision for bad debt expense	(4)	4
Increase in TEDCO note payable	—	13
Stock-based compensation	578	174
Write-off of abandoned intellectual property rights	73	14
Gain on previously owned investment in Five3G	(4,290)	—
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable, net	79	(133)
Prepaid and other current assets	(110)	52
Accounts payable	201	(15)
Accrued expenses	1,084	(3)
Related party payables	846	—
Other assets	(39)	3

Net cash used in operating activities	(10,518)	(4,820)

Cash flows from investing activities:
Restricted cash	—	4,361
Capital expenditures	(269)	(242)
Increase in intellectual property rights	(434)	(266)
Net cash from acquisition of business - Five3G	(991)	—

Net cash (used) provided by investing activities	(1,694)	3,853

Cash flows from financing activities:
(Reduction) addition to long-term notes payable	(56)	138
Reduction to capital lease obligations	(150)	(26)
Proceeds (reduction) to related party promissory notes	9,394	(155)
Proceeds from investment by parent company, net of issuance costs	3,000	4,988
Proceeds from issuance of non-controlling interests	300	—

Net cash provided by financing activities	12,488	4,945

Net increase in cash and cash equivalents	276	3,978
Cash and cash equivalents, beginning of period	4,239	261

Cash and cash equivalents, end of period	$4,515	$4,239

Supplemental disclosure of cash flow information:
Non-cash transactions:
Property acquired under capital leases	$684	$—
Contributions of investment in Five3G by parent company	2,302	—
Contribution of note receivable by parent company	158	—
Supplemental cash flow information:
Cash paid for interest	$38	$39

The accompanying notes are an integral part of these consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

1.	Description of Business and Basis of Presentation

Nature of Business

NantOmics, LLC (“NantOmics” or the “Company”), a Delaware limited liability company, was formed on September 20, 2012. The Company, together with its subsidiaries, delivers molecular diagnostic capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care. It also has a highly scalable cloud-based infrastructure capable of storing and processing thousands of genomes a day, computing genomic variances in near real-time and correlating proteomic pathway analysis with quantitative multiplexed protein expression analysis from the same micro-dissected tumor sample used for genomic analysis. NantOmics is a majority-owned subsidiary of NantWorks, LLC (“NantWorks”), which is a subsidiary of California Capital Equity, LLC (“Cal Cap”). The three companies were founded and are led by Dr. Patrick Soon-Shiong.

NantOmics conducts its operations directly and through the following subsidiaries, all of which are based in the United States as of December 31, 2014:

•	Expression Pathology, Inc. doing business as OncoPlex Diagnostics (“OncoPlex”) – formed under the laws of the State of Maryland on December 6, 2001, provides molecular diagnostics through a CAP-accredited, CLIA-certified oncology laboratory linking clinical proteomics and genomics to support personalized patient care.

•	Five3 Genomics, LLC (“Five3G”) – formed under the laws of the State of Delaware on May 20, 2010, provides data processing and analysis services for personalized cancer therapy, matching treatments to specific genetic aberrations discovered in the cancer cells of individual patients.

Organization

On May 1, 2014, Cal Cap, along with a NantOmics affiliate, contributed the equity interests in the following entities to NantOmics:

•	OncoPlex – 65.2% of equity on a fully diluted basis

•	Five3G – 82.1% of equity on a fully diluted basis

Each of the entities noted above were originally acquired by certain of NantOmics’ affiliates, as described below.

OncoPlex

On April 29, 2011, Cal Cap purchased the shares of OncoPlex’s Series A-1 Preferred Stock, Series B Preferred Stock, and Common Stock, which represented an approximate 55.0% equity interest on a fully diluted basis. The purchase provided Cal Cap with a controlling financial interest in OncoPlex. On October 27, 2011, OncoPlex issued a $2,500 note to Cal Cap convertible into Series B Preferred Stock, plus a warrant to purchase up to 600 shares of OncoPlex’s Series B preferred stock. On December 6, 2012, OncoPlex issued a $5,000 note to an affiliate of Cal Cap, convertible into OncoPlex’s Series B preferred stock, plus a warrant to purchase up to 300 shares of OncoPlex’s Series B preferred stock. On May 1, 2014, Cal Cap and the affiliate transferred all of their shares of Series A preferred stock, Series B preferred stock, common stock, stock purchase warrants and convertible notes in OncoPlex to NantOmics.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Five3G

On January 6, 2011, Cal Cap purchased equity in Five3G representing 35.0% of the outstanding units on a fully diluted basis, in exchange for a commitment to provide up to $4,000 in capital contributions in the form of cash and back-office services. On May 1, 2014, Cal Cap contributed to NantOmics its 35.0% fully diluted equity interest in Five3G and a $200 convertible note issued by Five3G in favor of Cal Cap. Upon transfer, NantOmics converted the note into equity and executed an agreement with the founders of Five3G which provided for cash payments and stock issuances in NantOmics in exchange for the additional units in Five3G. As a result of this transaction, NantOmics held an 82.1% fully diluted ownership stake in Five3G (see Note 3).

Basis of Presentation

The consolidated and combined financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America.

The transfer and assignment by Cal Cap and an affiliate to NantOmics of the equity interests in the entities mentioned above are recorded and presented at their carryover basis since NantOmics and the transferors are under common control. The historical statements of operations, members’ equity and cash flows of OncoPlex and Five3G have been combined with the Company beginning on the date of inception of common control.

The accompanying consolidated and combined financial statements include the financial statements of entities in which the Company has a controlling financial interest. The third-party holdings of equity interests are referred to as non-controlling interests. Intercompany balances and transactions between the consolidated entities have been eliminated.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions used in the accompanying consolidated and combined financial statements are based upon management’s evaluation of the relevant facts and circumstances at the balance sheet date. On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, useful lives of long-lived assets and intangible assets, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented.

Non-Controlling Interests

Non-controlling interests are classified as a separate component of equity in the consolidated and combined balance sheets and statements of changes in members’ equity. Additionally, net loss attributable to non-controlling interests is reflected separately from consolidated net loss in the consolidated and combined statements of operations, comprehensive loss and changes in members’ equity.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

The Company records the non-controlling interests’ share of income or loss based on the percentage of ownership using the pro-rata method as an approximation of certain profit or loss sharing arrangements. The net loss attributable to the members of NantOmics is the total consolidated net loss less the net loss attributable to the non-controlling interests.

Revenue Recognition

Revenue represents the consideration received or receivable from customers for products and services provided by the Company. We generate revenue from the following sources:

•	Clinical services – proprietary clinical diagnostic services that allow oncologists to determine the optimal treatment plan for oncology patients, based on a molecular analysis of both the mutant genes and dysfunctional proteins that drive the cellular biochemistry responsible for an individual’s cancer.

•	Research services – contract research services for bio-pharmaceutical companies related to cancer drug development generally sold under fixed price contracts.

•	Product sales – includes the commercial sale of gene mutation and protein expression panel testing kits.

•	Licenses and royalties – the Company licenses use of one of its patents to one of its customers. Under the terms of this agreement, the customer is required to pay to the Company a percentage of its quarterly revenue generated from its testing services that utilize the Company’s patented process.

The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) collectability is reasonably assured.

The Company recognizes revenue on a cash basis when it cannot conclude that criterion (3) and (4) have been met. The Company currently recognizes revenue on a cash basis from sales of its clinical services for which the Company receives payments from third-party payors and from patients who make co-payments, pay deductibles or from other amounts that the Company has been unable to collect from third-party payors. The Company expects to use judgment in its assessment of whether the fee is fixed or determinable and whether collectability is reasonably assured in determining when to recognize revenue in the future as it continues to gain payment experience with third-party payors and patients. Accordingly, the Company expects to recognize revenue on a cash basis for these customers until it has sufficient history to reliably estimate payment patterns.

Research service revenue is recognized using the percentage of completion method. Unless it is determined as part of the Company’s regular contract performance review that overall progress on a contract is not consistent with costs expended to date, the Company determines the percentage completed based on the percentage of costs incurred to date in relation to total estimated costs expected upon completion of the contract.

Revenue from product sales is recognized upon shipment or delivery, depending on terms of the arrangement. License and royalty revenue is recognized in the period in which the royalty is earned.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets;

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

•	Level 2 – Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable; and

•	Level 3 – Unobservable inputs that reflect estimates and assumptions.

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and other current monetary assets and liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company’s goodwill and intangible assets are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. During the years ended December 31, 2014 and 2013, there were no adjustments to the fair value of these assets.

Cash and Cash Equivalents

The Company considers all unrestricted, highly liquid investments with an initial maturity of three months or less to be cash equivalents. These amounts are stated at cost, which approximates fair value. At December 31, 2014 and 2013, cash equivalents were deposited in financial institutions and consisted of immediately available fund balances. The funds were maintained at stable financial institutions, generally at amounts in excess of federally insured limits, which represent a concentration of credit risk. The Company has not experienced any losses on deposits of cash and cash equivalents to date. Amounts on deposit in excess of federally insured limits at December 31, 2014 approximate $4,263.

Restricted Cash

Restricted cash consists of cash held in a separate bank account as collateral in connection with the Company’s bank term loan (see Note 6). The Company had restricted cash of $139 as of December 31, 2014 and 2013.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are generated from research services, licenses and royalties and product sales to various commercial entities. The Company does not record accounts receivable associated with amounts billed to third-party payors and directly to patients for clinical services because this revenue is recognized on a cash basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Management has recorded an allowance for doubtful accounts for those amounts that it has determined may not be collectible.

Property and Equipment, net

Property and equipment received in connection with business combinations are recorded at fair value. Property and equipment acquired in the normal course of business are recorded at cost. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets (see Note 4). Maintenance and repairs are charged to expense as incurred while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. The estimated useful lives of the assets are as follows:

Equipment acquired under capital lease	3 to 5 years
Equipment and other	3 to 5 years
Computer equipment and software	3 to 4 years

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition date. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Management routinely monitors the factors impacting the acquired assets and liabilities. Transaction related costs are expensed as incurred. The operating results of the acquired business are reflected in the Company’s consolidated and combined financial statements as of the acquisition date.

Goodwill and Intangible Assets

Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized but is tested for impairment annually or between annual tests when an impairment indicator exists. If an optional qualitative goodwill impairment assessment is not performed, the Company is required to determine the fair value of each reporting unit. If a reporting unit’s fair value is lower than its carrying value, the Company must determine the amount of implied goodwill that would be established if the reporting unit was hypothetically acquired on the impairment test date. If the carrying amount of a reporting unit’s goodwill exceeds the amount of implied goodwill, an impairment loss equal to the excess would be recorded.

The determination of fair value of a reporting unit is based on a combination of a market approach that considers benchmark company market multiples and an income approach that uses discounted cash flows for each reporting unit utilizing Level 3 inputs. Under the income approach, the Company determines the fair value based on the present value of the most recent income projections for each reporting unit and calculates a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, which are dependent on sales to new and existing customers, new product introductions, customer behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions based on historical experience, expectations of future performance, and the expected economic environment. Estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on judgment of the rates that would be utilized by a hypothetical market participant.

Accounting guidance requires that definite-lived intangible assets be amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company estimates the useful lives of the intangible assets and ratably amortizes the value over the estimated useful lives of those assets. If the estimates of the useful lives change, the Company will amortize the remaining book value over the remaining useful lives or, if an asset is deemed to be impaired, a write-down of the value of the asset to its fair value may be required at such time.

Research and Development Expenses

Research and development (“R&D”) costs incurred to establish the technological feasibility of software to be sold are expensed as incurred. These expenses include the costs of the Company’s proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements.

Software development costs which are incurred to create internal-use computer software solutions and enhancements to those solutions during the preliminary project stage, as well as maintenance, training and upgrades that do not result in additional functionality are expensed as incurred as a part of R&D.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Stock Based Compensation

The Company accounts for stock based compensation by expensing the estimated grant date fair value of equity incentives and other equity instruments over the appropriate service period. The Company records amortization of stock based compensation expense on a straight-line basis over the appropriate service period of the grant, net of estimated forfeitures.

Income Taxes

The Company is a limited liability company that has both a limited liability subsidiary company and a corporation. The loss of the entity classified as a pass-through entity for tax purposes flow directly through to the members of the Company.

The net loss of the corporation is accounted under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Tax benefits are recognized when it is more likely than not that a tax position will be sustained during an audit. Deferred tax assets are reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized. Management has evaluated the Company’s tax positions and has concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements. The Company is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years ended December 31, 2010 and prior.

Concentrations of Risk

For the years ended December 31, 2014 and 2013, three customers accounted for 51% and 73%, respectively, of the Company’s revenue.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) , which amends the guidance in former Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition , and becomes effective beginning January 1, 2017. This guidance requires that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the provisions of ASC Topic 606 on its financial statements and disclosures. On April 29, 2015, the FASB proposed deferring the effective date of Topic 606 by one year.

In June 2014, the FASB issued ASU 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments when the Terms of an Award Provide that a Performance Target Could Be Achieved After the Requisite Service Period (ASU 2014-12). The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company does not expect this standard to have a material impact on its financial statements and disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), which amends ASC Subtopic 205-40 to provide guidance

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures. Specifically, the amendments (1) provide a definition of the term “substantial doubt,” (2) require an evaluation every reporting period, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require an assessment for a period of one year after the date that financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company does not expect this standard to have a material impact on its financial statements and disclosures.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20); Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items , which eliminates the concept of extraordinary items, stating that the concept causes uncertainty because (1) it is unclear when an item should be considered both unusual and infrequent and (2) users do not find the classification and presentation necessary to identify those events and transactions. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted provided the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect this standard to have an impact on its financial statements and disclosures upon adoption.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) – Amendments to the Consolidation Analysis (ASU 2015-02). ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidated analysis of reporting entities that are involved with VIEs, and (4) provide a scope exception for certain entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. The Company is currently evaluating the impact of the adoption of ASU 2015-02 on its financial statements and disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) (ASU 2015-03), which requires the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company does not expect this standard to have a material impact on its financial statements and disclosures.

3.	Business Combinations

2014 Acquisition

Five3G

On May 1, 2014, NantOmics converted its $200 convertible note issued by Five3G into 1 Five3G unit. Concurrently, the Company entered into an arrangement with certain of Five3G’s members to acquire their 50.7% non-diluted equity interest which provided the Company with control of Five3G. After the transaction, the Company owned 89.4% of Five3G’s equity interests on a non-diluted basis. The aggregate consideration for the acquisition was $17,437 and consisted of the issuance of 7,805 of NantOmics’ Series A-1 units and $1,033 in cash. The acquisition of Five3G allows the Company to bring together molecular

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

diagnostic capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care.

Immediately prior to acquiring the units from the members of Five3G, NantOmics owned 36 units of Five3G which represented an approximate 38.7% equity interest on a non-diluted basis. Upon completion of the acquisition of the 50.7% interest, NantOmics re-measured its previously owned investment in Five3G at fair value as of the acquisition date and recognized a gain on its previously held equity interest of $4,290. The fair value of the 36 units of Five3G was calculated as 38.7% of the total fair value of Five3G’s equity on the acquisition date.

The following table summarizes the total consideration for the acquisition:

Amounts
Cash	$1,033
Fair value of acquired 50.7% interest	7,805
Fair value of previously held 38.7% interest	6,749
Non-controlling interest of 10.6%	1,850

Total consideration	$17,437

The fair value of the identifiable assets acquired for the Five3G acquisition is shown in the table below:

Amounts
Cash and cash equivalents	$41
Accounts receivable	41
Fixed assets	21
Current liabilities	(189)
Developed technology	9,900
Goodwill	7,623

Total fair value of net assets acquired	$17,437

The estimated useful life of the acquired developed technology intangible is seven years. The excess of the purchase price over the net tangible and intangible assets of approximately $7,623 was recorded as goodwill, which primarily reflects the expected future benefits to be realized upon integrating Five3G’s operations with those of the Company. The goodwill is not expected to be deductible for tax purposes.

The fair value of the non-controlling interest was calculated as 10.6% of the total fair value of Five3G’s equity on the acquisition date.

Pro Forma Information

The unaudited pro forma results presented below include the effects of the Five3G acquisition as if it had been consummated as of January 1, 2013, with adjustments to give effect to pro forma events that are directly attributable to the acquisition.

	Year Ended December 31,
	2014	2013
Net revenue	$478	$311
Net loss attributable to NantOmics	(13,779)	(1,955)

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

The unaudited pro forma results do not reflect any operating efficiency or potential cost savings which may result from the consolidation of Five3G. Additionally, the unaudited pro forma results for the year ended December 31, 2014 were adjusted to exclude the non-recurring gain on the Company’s previously held equity interest in Five3G. This gain was included as a pro forma adjustment in the year ended December 31, 2013.

4.	Property and Equipment, net

Property, plant and equipment as of December 31, 2014 and 2013 consisted of the following:

	December 31,
	2014	2013
Equipment acquired under capital leases	$1,303	$619
Equipment and other	540	474
Computer equipment and software	318	93

	2,161	1,186
Less: accumulated depreciation	(1,096)	(809)

Property and equipment, net	$1,065	$377

Depreciation expense was $287 and $210 for the years ended December 31, 2014 and 2013, respectively.

5.	Intangible Assets and Goodwill

Intangible Assets

As of December 31, 2014 and 2013, definite-lived intangible assets consisted of the following:

	December 31, 2014
	Intellectual Property Rights	Developed Technologies	Total
Gross carrying amount	$1,459	$14,600	$16,059
Accumulated amortization	(401)	(3,405)	(3,806)

Intangible assets, net	$1,058	$11,195	$12,253

	December 31, 2013
	Intellectual Property Rights	Developed Technologies	Total
Gross carrying amount	$1,110	$4,700	$5,810
Accumulated amortization	(284)	(1,790)	(2,074)

Intangible assets, net	$826	$2,910	3,736

Intellectual property rights intangible assets primarily represent direct legal costs incurred to develop and protect intellectual property and register patents that are amortized using a straight-line method over an estimated useful life of ten years. Intellectual property licensing fees are charged to expense when incurred.

During the year ended December 31, 2014, the Company abandoned the pursuit of one of its patents and, subsequent to year end, abandoned pursuit of another patent. Accordingly, the Company wrote off the

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

intangible intellectual property rights asset as an expense of $73 within operating expenses. During the year ended December 31, 2013, the Company abandoned the pursuit of one of its patents and wrote off the intangible intellectual property rights asset as an expense of $14 within operating expenses.

During the year ended December 31, 2014, the Company recorded $9,900 of intangible assets related to developed technologies as a result of the Five3G acquisition (see Note 3). Developed technologies are amortized over a period of seven years.

The estimated future amortization expense for the intangible assets that exist as of December 31, 2014 is as follows:

For the year ended December 31,	Amounts
2015	$2,229
2016	2,216
2017	2,213
2018	1,757
2019	1,529
Thereafter	2,309

$12,253

Goodwill

The changes in the net carrying amount of goodwill for the years ended December 31, 2014 is provided below. There was no goodwill or goodwill activity during the year ended December 31, 2013.

Year Ended December 31, 2014
Balance at beginning of year:
Goodwill	$—

Activity during the year:
Acquisition (see Note 3)	7,623

Net activity during the year	7,623

Balance at end of year
Goodwill	7,623

Net balance at end of year	$7,623

6.	Notes Payable

Bank term loan

In May 2013, OncoPlex entered into a term loan with a bank in the amount of $138. Borrowings bear interest at 3.03% per annum, with 36 payments of principal and interest of $4 due monthly beginning in June 2013. The loan is collateralized by cash held in a restricted account at the bank, which is presented as restricted cash in the accompanying balance sheets at December 31, 2014 and 2013. The loan matures in May 2016.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

As of December 31, 2014, the total term loan principal balance outstanding was $67, of which $46 is due in 2015 and classified as a current liability, and $21 is scheduled to mature in May 2016 and is classified as the noncurrent portion of this term loan.

TEDCO loan

In January 2008, OncoPlex obtained funding from Technology Development Company (“TEDCO”) in the amount of $75. Under the terms of this agreement, OncoPlex must repay this amount in quarterly payments, calculated as a percentage of revenue, up to a certain limit as defined in the agreement. The agreement also states that borrowings escalate in 25% increments each year the balance is outstanding, beginning in the second year, up to a maximum of 200% of the original amount funded, or $150. In the event OncoPlex receives and equity investment from a third-party, TEDCO may elect to allow amounts owed by OncoPlex to be exchanged for an equity investment by TEDCO under the same terms and conditions as the equity investment by the third party.

As of December 31, 2014 and 2013, $101 and $112, respectively, under this funding agreement was outstanding. Escalations are recorded as interest expense in the accompanying statements of operations.

7.	Commitments and Contingencies

Lease Arrangements

The Company leases equipment under various non-cancelable capital leases and office space under an operating lease, which expire at various dates through March 2026. Rental expense associated with operating leases is charged to expense in the year incurred and is included in the consolidated and combined statements of operations. Rent expense totaled $197 and $164 for the years ended December 31, 2014 and 2013, respectively.

The following is a schedule of the future minimum lease payments required under these leases as of December 31, 2014:

	Capital Leases	Operating Leases
For the year end December 31,
2015	$223	$213
2016	200	457
2017	162	527
2018	96	543
2019	—	559
Thereafter	—	3,612

Total minimum lease payments	$681	$5,911

Less amount representing interest	(64)

Capital lease obligation, net of interest	617
Current portion of capital lease obligation	(192)

Non-current portion of capital lease obligation	$425

The Company is recognizing the total cost of its office lease ratably over the lease period. The difference between rent paid and rent expense is reflected as deferred rent in the accompanying balance sheets.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Regulatory Matters

The Company is subject to regulatory oversight by the U.S. Food and Drug Administration and other regulatory authorities with respect to the development, manufacturing, and sale of some of the products. In addition, the Company is subject to the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act and related patient confidentiality laws and regulations with respect to patient information. The Company reviews the applicable laws and regulations regarding effects of such laws and regulations on its operations on an on-going basis and modifies operations as appropriate. The Company believes it is in substantial compliance with all applicable laws and regulations. Failure to comply with regulatory requirements could have a significant adverse effect on the Company’s business and operations.

Legal Matters

The Company is, from time to time, subject to claims and litigation arising in the ordinary course of business. The Company intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to the Company, would not have a material adverse effect on the consolidated and combined financial statements. As legal proceedings are inherently unpredictable, the Company’s assessments involve significant judgment regarding future events.

8.	Income Tax

The components of the provision (benefit) for income taxes are presented in the following table:

	Year Ended December 31,
	2014	2013
Current:
Federal	$—	$—
State	—	—

Total current provision	—	—

Deferred:
Federal	4,605	2,052
State	823	369
Less: valuation allowance	(5,428)	(2,421)

Total deferred benefit	—	—

Provision for income taxes	$—	$—

The Company’s provision for income taxes differs from the amount of income tax determined by applying the applicable federal and state statutory income tax rates to the loss before income taxes due to the valuation allowance for the full amount of the net deferred tax assets.

Since the losses of the pass-through entities flow directly to the members of the Company for tax purposes, no provision for income taxes has been reflected in the consolidated and combined financial statements for these entities.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for income tax reporting and financial statement purposes. Significant components of the Company’s deferred tax assets as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Deferred tax assets
Net operating loss carryforwards	$10,321	$5,929
Accrual to cash differences	1,883	850
Depreciation and amortization	(61)	(64)

	12,143	6,715
Less: Valuation allowance	(12,143)	(6,715)

Net deferred tax assets	$—	$—

The realization of deferred tax assets may be dependent on the Company’s ability to generate sufficient income in future years in the associated jurisdiction to which the deferred tax assets relate. The Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Based on the review of all positive and negative evidence, including a three year cumulative pre-tax loss, it was concluded that a full valuation allowance should be recorded against all net deferred tax assets at December 31, 2014 and 2013 as none of the deferred tax assets were more likely than not to be realized as of the balance sheet dates.

The Company has paid no income taxes during either the years ended December 31, 2014 or 2013. The Company has net operating loss (“NOL”) carryforwards available to offset future taxable income of approximately $26,200 as of December 31, 2014. The Company’s NOL carryforwards will expire, if not utilized, at various dates through 2034. Utilization of the NOL carryforwards may become subject to annual limitations due to ownership change limitations that could occur in the future as provided by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state and foreign provisions. These ownership changes may limit the amount of the NOL carryforwards that can be utilized annually to offset future taxable income.

9.	Members’ Equity

As of December 31, 2014, the Company had two series of outstanding membership interests: Series A-1 and Series B units.

Rights and Preferences

Series A-1 Units

Each holder of the outstanding Series A-1 units is entitled to one vote on each matter submitted to a vote of the members. The members vote together as a single class on all matters on which they are entitled to vote and all actions taken by the members will be deemed approved upon consent by the members representing a majority of the outstanding Series A-1 units. Except for the initial capital contributions, no members are obligated to make additional contributions. The Series A-1 units have the characteristics noted below.

Non-liquidating distributions – Holders of the Series A-1 units are entitled to receive distributions from the Company as determined by its board of directors (the “Board”). Any non-liquidating distributions will be made to all members based on their respective percentage interests as of the distribution date.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Capital proceeds and liquidating distributions – The Board may make distributions of cash proceeds arising from the sale or other disposition of assets (“Capital Proceeds”) or upon liquidation, dissolution, or winding up of the Company (“Liquidating Distributions”). Prior to a Qualified initial public offering, distributions of Capital Proceeds and Liquidating Distributions are made in the following order: first to the holders of the Series A-1 units on a pro rata basis in proportion to the number of their Series A-1 units, until their “Unreturned Capital” has been reduced to zero; second to the holders of Series B units (the “Series B Members”) on a pro rata basis in proportion to the number of their Series B units until their “Unreturned Capital” has been reduced to zero subject to a hurdle amount as discussed below; and thereafter, to all members based on their respective percentage interests as of the distribution date. Each member’s “Unreturned Capital” is the difference between (1) the aggregate capital contributions by that member and (2) any Capital Proceeds or Liquidating Distributions previously distributed to that member. As of December 31, 2014, the holders of the Series A-1 units had Unreturned Capital balances of $1,007,805.

Upon a Qualified IPO, the priority rights of the holders of the Series A-1 and B units will immediately terminate and distributions of Capital Proceeds or Liquidating Distributions will be made to the holders of the Series A-1 and B units based on their respective percentage interests as of the distribution date.

Series B Non-Voting Units

The Company has reserved an aggregate of 150,000 Series B units for issuance to employees, consultants, contractors and other service providers of the Company and its subsidiaries in consideration for bona fide services provided to the Company. Series B units do not have any voting or information rights. Except for the initial capital contributions, the Series B Members are not obligated to make additional contributions.

The Series B units are considered profits interests of the Company and do not represent an interest in the capital of the Company, and would not entitle the Series B Members to receive distributions if the Company were liquidated immediately after the grant. Instead, the Series B Members are entitled to receive a pro rata allocation of a portion of the profit and loss of the Company arising after the date of the grant and distributions made out of a portion of the profits of the Company arising after the grant date of the Series B units.

Series B Members will not be entitled to receive any distributions until the aggregate distributions made by the Company exceed a hurdle amount applicable to those Series B units. The hurdle amount is determined by the Board at the date of issuance of such units. After all other members have received their applicable hurdle amount, the Series B Members will be entitled to receive their percentage interest of such excess distributions.

10.	Stock based Compensation

The Company has various plans that it accounted for during the years ended December 31, 2014 and 2013, as described below.

NantOmics Profits Interests Plan

The Company reserved 150,000 Series B units for issuance to employees, consultants, contractors and other service providers of the Company pursuant to the Profits Interests Plan. As of December 31, 2014, the Company had 8,250 Series B units outstanding. The fair value of these units was estimated at the date of grant using both an option pricing method and a probability weighted expected return method. The Company used a volatility and risk-free-rate of 50.0% and 1.05% - 1.23%, respectively, to estimate the fair value of the units. The estimated volatility was based on the historical equity volatility of comparable companies.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

During the year ended December 31, 2014 the Company recognized stock based compensation for the Series B units of $327. Total stock based compensation expense of approximately $2,324 is expected to be recognized on a straight-line basis over the next 4.4 years for the unvested Series B units outstanding as of December 31, 2014.

OncoPlex Equity Incentive Plan

As of December 31, 2014, OncoPlex has reserved approximately 1,792 shares of common stock for issuance under an Equity Incentive Plan, which authorizes the granting of stock options to provide incentives to selected employees, executives, nonemployee directors, and independent contractors in the form of incentive stock options, non-qualified stock options, stock appreciation rights, or restricted stock.

The fair value of each option award was estimated on the date of grant using an option pricing method. The weighted-average assumptions used are as follows for the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Risk-free interest rate	1.66%	1.38%
Expected dividend yield	0.0%	0.0%
Expected volatility	80.0%	80.0%
Expected life in years	5	5

The following is an analysis of issued and outstanding options to purchase shares of OncoPlex’s stock as of December 31, 2014:

	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	1,193	$2.13
Granted	212	2.35
Exercised	—	—
Forfeited	(139)	2.05

Options outstanding, end of year	1,266	$2.18

As of December 31, 2014, options for 1,047 shares at a weighted average exercise price of $2.14 were vested and exercisable. These options have a weighted average remaining contractual term of 6.2 years. Compensation cost of approximately $377 is yet to be recognized on non-vested awards. The weighted average period over which it is expected to be recognized is 3 years.

The Company recorded $251 and $174 of compensation cost related to stock options to operations during the years ended December 31, 2014 and 2013, respectively. During the years ended December 31, 2014 and 2013, the Company received no amount from employees upon exercise of options. In accordance with Company policy, the shares were issued from a pool of shares reserved for issuance under the plan.

11.	Employee Retirement Plan

The Company has various employee retirement plans that it accounted for during the years ended December 31, 2014 and 2013.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

NantOmics and Five3G

The Company has a qualified defined contribution plan through a NantWorks, LLC Retirement Plan (the “NantWorks 401(k) Plan”) under Section 401(k) of the Internal Revenue Code covering eligible employees, including employees at certain of its subsidiaries, who have completed 30 days of service. Employee contributions to the NantWorks 401(k) Plan are voluntary. The Company contributes a 100% match up to 3.0% of the participant’s eligible annual compensation, which contribution fully vests after three years of service. Participants’ contributions are limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service. For the year ended December 31, 2014, the Company’s total matching contributions to the 401(k) Plan were $38.

OncoPlex

OncoPlex has a qualified defined contribution plan profit sharing plan (the “OncoPlex 401(k) Plan”) under Section 401(k) of the Internal Revenue Code covering all employees who have completed one month of service. Participants may make voluntary contributions up the maximum allowed by law. OncoPlex contributions to the OncoPlex 401(k) Plan are at the discretion of OncoPlex management and vest to the participants ratably over a three-year period. OncoPlex made no contributions to the OncoPlex 401(k) Plan during the years ended December 31, 2014 and 2013.

12.	Related Party Transactions

NantWorks Shared Service Agreement

The consolidated and combined financial statements include significant transactions with NantWorks involving services provided to the Company, such as cash management, accounting and other financial services, purchasing, legal and information technology. The costs of services have been directly charged or allocated to the Company by NantWorks using methods management believes are reasonable. These methods include reasonable estimates of percentages of NantWorks’ employees’ time or specific man hours, square footage percentage of shared facilities and infrastructure costs dedicated to the Company activities and specific reimbursement for services performed by third parties for NantWorks for the direct benefit of the Company. Such charges and allocations are not necessarily indicative of what would have been incurred if the Company had been a separate entity.

The Company entered into a Shared Service Agreement with NantWorks which provides for ongoing services from NantWorks in areas such as public relations, information technology and cloud services, human resources and administration management, finance and risk management, facilities, procurement and travel, and corporate development and strategy. The Company was billed monthly for such services at cost, without mark-up or profit for NantWorks, but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the employees providing the services. The Company incurred $598 of expenses during the year ended December 31, 2014 related to general and administrative services provided by NantWorks. No general and administrative services were provided by NantWorks during the year ended December 31, 2013.

Related Party Payables

At December 31, 2014, the Company had related party payables of $846. The related party payable balance at this date primarily consisted of the $598 owed to NantWorks pursuant to the Shared Services Agreement as discussed above. The balance of the related party payables represents accrued and unpaid interest on the related party promissory notes and amounts paid by affiliates on behalf of the Company.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Related Party Promissory Notes

On May 1, 2014, the Company executed a convertible demand promissory note with NantWorks. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $9,394 as of December 31, 2014. The note bears interest at a per annum rate of 3.0%, compounded annually and computed on the basis of the actual number of days in a year. As of December 31, 2014, the total interest outstanding on this note amounted to $120 and is included in related party payables in the consolidated and combined balance sheets. The unpaid principal and any accrued and unpaid interest on the convertible promissory note with the related party are due and payable on demand. The Company may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty.

NantWorks may, at its sole discretion, and at any time, convert the aggregate amount of the unpaid principal and any accrued and unpaid interest on the convertible promissory note into equity securities of the Company.

13.	Subsequent Events

The Company has evaluated subsequent events through November 11, 2015, the date on which the consolidated and combined financial statements were available to be issued. There are no significant events that require disclosure in these financial statements, except as follows:

Contribution of NantCRO

On January 1, 2015, NantWorks contributed one of its wholly-owned subsidiaries, NantCRO, LLC (“NantCRO”), to the Company. At the time of the contribution, NantCRO did not have substantial activities and did not have any assets or liabilities other than a contract with a customer to provide genomic and proteomic services. The Company will account for the contribution of NantCRO as the transfer of assets between entities under common control.

Issuance of Equity

On January 9, 2015, the Company sold 6,739 of Series A-2 units at $1.484 per unit in exchange for cash consideration of $10,000. The units do not have any voting rights but otherwise have substantially the same rights and preferences as the Series A-1 units (see Note 10).

Buyout of OncoPlex Shares

On May 14, 2015, the Company entered into an agreement to purchase the remaining shares of preferred and common stock of OncoPlex held by the non-controlling shareholders. The purchase was financed through a related party payable. Upon purchase of these shares, OncoPlex became a wholly-owned subsidiary of the Company and OncoPlex’s existing equity incentive plan was terminated. On June 22, 2015, the Company transferred these equity interests to NantWorks in exchange for settlement of the related party payable.

Issuance of Equity to NantHealth

On June 19 and June 30, 2015, the Company issued a total of 168,464 of Series A-2 units to Nant Health, LLC (“NantHealth”) in exchange for $250,000. The Series A-2 units represent approximately 14.2% of the Company’s total issued and outstanding membership interests. NantHealth is majority owned by NantWorks and is a transformational healthcare cloud-based IT company converging science and technology through a single integrated clinical platform, to provide actionable health information at the point of care.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

Warrant exercise

On August 20, 2015, the Company exercised two warrants to purchase a total of 900 shares of OncoPlex’s Series B preferred stock in exchange for $2,106 in cash. As a result of this transaction, the Company owned 83.1% of OncoPlex’s outstanding equity on a non-diluted basis.

Acquisition of TRM

On September 8, 2015, the Company acquired a 54% equity interest in Translational Research Management, LLC (“TRM”) from NantHealth in exchange for $250 in cash and 611 of NantOmics’ Series A-2 units. NantHealth acquired its interest in TRM on the same date from a selling member of TRM in exchange for paying that member $250 in cash and issuing 268 of its Series A units. TRM is a management services organization committed to building a nationwide network of community based medical oncology professionals dedicated to offering research studies to their patients. The Company is still finalizing the purchase accounting impacts of this business combination.

NantOmics, LLC and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands)

	March 31, 2015	December 31, 2014
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$16,427	$4,515
Restricted cash	139	139
Accounts receivable, net of allowance of $0 at March 31, 2015 and December 31, 2014	131	102
Prepaid expenses and other current assets	229	148

Total current assets	16,926	4,904

Property and equipment, net	15,090	1,065
Goodwill	7,623	7,623
Intangible assets, net	11,742	12,253
Other assets	85	85

Total non-current assets	34,540	21,026

Total assets	$51,466	$25,930

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$908	$382
Accrued expenses and other current liabilities	1,120	1,601
Capital lease obligations	175	192
Related party payables	1,284	846
Notes payable	46	46
Related party promissory notes	24,779	9,394

Total current liabilities	28,312	12,461
Non-current liabilities
Notes payable	111	122
Capital lease obligations	385	425
Deferred revenue	7,250	—

Total non-current liabilities	7,746	547

Total liabilities	36,058	13,008

Members’ equity
Series A-1 units: 1,007,805 units issued and outstanding at March 31, 2015 and December 31, 2014	24,740	24,740
Series A-2 units: 6,739 and 0 units issued and outstanding at March 31, 2015 and December 31, 2014, respectively	7,750	—
Series B units: 8,250 units issued and outstanding at March 31, 2015 and December 31, 2014	462	327
Accumulated deficit	(20,697)	(15,621)

Total NantOmics members’ equity	12,255	9,446
Non-controlling interests	3,153	3,476

Total members’ equity	15,408	12,922

Total liabilities and members’ equity	$51,466	$25,930

See accompanying notes to unaudited condensed consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Condensed Consolidated and Combined Statements of Operations

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2015	2014
Revenue:
Net revenue	$205	$89
Cost of Revenue:
Cost of revenue	121	37
Amortization of acquisition-related assets	168	168

Total cost of revenue	289	205

Gross loss	(84)	(116)
Operating Expenses:
Selling, general and administrative	2,598	1,663
Research and development	2,569	545

Total operating expenses	5,167	2,208

Loss from operations	(5,251)	(2,324)
Interest expense, net	(168)	(3)
Other (expense) income, net	(50)	3

Net loss	(5,469)	(2,324)
Less: Net loss attributable to non-controlling interests	(393)	(580)

Net loss attributable to NantOmics	$(5,076)	$(1,744)

See accompanying notes to unaudited condensed consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Condensed Consolidated Statement of Changes in Members’ Equity

(Unaudited)

(In thousands)

								Total NantOmics, LLC Equity	Non-controlling Interests	Total Equity
	Series A-1 Units		Series A-2 Units		Series B Units		Accumulated Deficit
	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2014	1,007,805	$24,740	—	$—	8,250	$327	$(15,621)	$9,446	$3,476	$12,922
Issuance of membership interest	—	—	6,739	7,750	—	—	—	7,750	—	7,750
Stock based compensation expense	—	—	—	—	—	135	—	135	70	205
Net loss	—	—	—	—	—	—	(5,076)	(5,076)	(393)	(5,469)

Balance at March 31, 2015	1,007,805	$24,740	6,739	$7,750	8,250	$462	$(20,697)	$12,255	$3,153	$15,408

See accompanying notes to unaudited condensed consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Condensed Consolidated and Combined Statements of Cash Flows

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2015	2014
Cash flows from operating activities:
Net loss	$(5,469)	$(2,324)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	347	52
Amortization	561	196
Stock based compensation	205	63
Write-off of abandoned intellectual property rights	46	—
Net changes in operating assets and liabilities, net of business combinations:
Accounts receivable, net	(29)	80
Prepaid expenses and other assets	(81)	(16)
Accounts payable	526	(30)
Accrued expenses and other liabilities	(481)	102
Related party payables	438	122
Deferred revenue	7,250	—

Net cash provided by (used in) operating activities	3,313	(1,755)

Cash flows from investing activities:
Capital expenditures	(14,354)	(46)
Increase in intellectual property rights	(96)	(30)

Net cash used in investing activities	(14,450)	(76)

Cash flows from financing activities:
Repayments made under note payable	(11)	(11)
Repayments on capital lease obligations	(75)	(40)
Proceeds from related party promissory notes	15,385	—
Proceeds from issuance of Series A-2 units	7,750	—
Proceeds from investment by parent company, net of issuance costs	—	3,000
Proceeds from issuance of non-controlling interests	—	150

Net cash provided by financing activities	23,049	3,099

Net increase in cash and cash equivalents	11,912	1,268
Cash and cash equivalents, beginning of period	4,515	4,239

Cash and cash equivalents, end of period	$16,427	$5,507

Supplemental disclosure of cash flow information:
Non-cash transactions:
Property acquired under capital leases	$18	$380
Supplemental cash flow information:
Cash paid for interest	14	5

See accompanying notes to unaudited condensed consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts)

1.	Basis of Presentation and Description of Business

Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted, although the Company believes that the disclosures made are adequate to make the information not misleading. In the opinion of management, the accompanying unaudited condensed consolidated and combined financial statements reflect all adjustments, which consist of normal recurring adjustments unless otherwise disclosed, considered necessary for a fair presentation of the Company’s financial position as of March 31, 2015 and its operating results and cash flows for the interim periods presented. The financial information presented herein should be read in conjunction with the consolidated and combined financial statements for the years ended December 31, 2014 and 2013, which includes information and disclosures not included in this quarterly report.

Nature of Business

NantOmics, LLC (“NantOmics” or the “Company”), a Delaware limited liability company, was formed on September 20, 2012. The Company, together with its subsidiaries, delivers molecular diagnostic capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care. It also has a highly scalable cloud-based infrastructure capable of storing and processing thousands of genomes a day, computing genomic variances in near real-time and correlating proteomic pathway analysis with quantitative multiplexed protein expression analysis from the same micro-dissected tumor sample used for genomic analysis. NantOmics is a majority-owned subsidiary of NantWorks, LLC (“NantWorks”), which is a subsidiary of California Capital Equity, LLC (“Cal Cap”). The three companies were founded and are led by Dr. Patrick Soon-Shiong.

NantOmics conducts its operations directly and through the following subsidiaries, all of which are based in the United States as of March 31, 2015:

•	Expression Pathology, Inc. doing business as OncoPlex Diagnostics (“OncoPlex”) – formed under the laws of the State of Maryland on December 6, 2001, provides molecular diagnostics through a CAP-accredited, CLIA-certified oncology laboratory linking clinical proteomics and genomics to support personalized patient care.

•	Five3 Genomics, LLC (“Five3G”) – formed under the laws of the State of Delaware on May 20, 2010, provides data processing and analysis services for personalized cancer therapy, matching treatments to specific genetic aberrations discovered in the cancer cells of individual patients.

•	NantCRO, LLC (“NantCRO”) – formed under the laws of the State of Delaware on April 4, 2014, provides clinical research services to support the pharmaceutical, biotechnology, medical device and various other industries.

Organization

On May 1, 2014, Cal Cap, along with a NantOmics’ affiliate, contributed the equity interests in the following entities to NantOmics:

•	OncoPlex – 65.2% of equity on a fully diluted basis

•	Five3G – 82.1% of equity on a fully diluted basis

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts)

Each of the entities noted above were originally acquired by certain of NantOmics’ affiliates, as described below.

On January 1, 2015, NantWorks contributed 100%, on a fully diluted basis, of NantCRO’s outstanding equity interests to NantOmics.

OncoPlex

On April 29, 2011, Cal Cap purchased the shares of OncoPlex’s Series A-1 preferred stock, Series B preferred stock, and common stock, which represented an approximate 55.0% equity interest on a fully diluted basis. The purchase provided Cal Cap with a controlling financial interest in OncoPlex. On October 27, 2011, OncoPlex issued a $2,500 note to Cal Cap, convertible into Series B preferred stock, plus a warrant to purchase up to 600 shares of OncoPlex’s Series B preferred stock. On December 6, 2012, OncoPlex issued a $5,000 note to an affiliate of Cal Cap, convertible into OncoPlex’s Series B preferred stock, plus a warrant to purchase up to 300 shares of OncoPlex’s Series B preferred stock. On May 1, 2014, Cal Cap and the affiliate transferred all of their shares of Series A preferred stock, Series B preferred stock, common stock, stock purchase warrants and convertible notes in OncoPlex to NantOmics.

Five3G

On January 6, 2011, Cal Cap purchased equity in Five3G representing 35.0% of the outstanding units on a fully diluted basis, in exchange for a commitment to provide up to $4,000 in capital contributions in the form of cash and back office services. On May 1, 2014, Cal Cap contributed to NantOmics its 35.0% fully diluted equity interest in Five3G and a $200 convertible note issued by Five3G in favor of Cal Cap. Upon transfer, NantOmics converted the note into equity and executed an agreement with the founders of Five3G which provided for cash payments and the issuance of NantOmics’ equity in exchange for the additional units in Five3G. As a result of this transaction, NantOmics held an 82.1% fully diluted ownership stake in Five3G.

Basis of Presentation

The condensed consolidated and combined financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America.

The transfer and assignment by Cal Cap, NantWorks and an affiliate to NantOmics of the equity interests in the entities mentioned above are recorded and presented at their carryover basis since NantOmics and the transferors are under common control. The historical statements of operations, members’ equity and cash flows of OncoPlex and Five3G have been combined with the Company beginning on the date of inception of common control. The contribution of NantCRO is reflected in the Company’s condensed consolidated and combined financial statements as of January 1, 2015 since the entity had no significant operations prior to the contribution.

The accompanying condensed consolidated and combined financial statements include the financial statements of entities in which the Company has a controlling financial interest. The third-party holdings of equity interests are referred to as non-controlling interests. Intercompany balances and transactions between the consolidated entities have been eliminated.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts)

2.	Summary of Significant Accounting Policies

With the exception of the policy below, there have been no material changes to the significant accounting policies disclosed in the Company’s consolidated and combined financial statements for the years ended December 31, 2014 and 2013.

Deferred Revenue

The Company records deferred revenue for amounts it bills its customers prior to satisfying the Company’s revenue recognition policy. The Company uses judgment in determining the period over which the deliverables are recognized as revenue. Non-current deferred revenue is expected to be earned more than one year after the balance sheet date.

3.	Property and Equipment, net

As of March 31, 2015 and December 31, 2014, property and equipment consisted of the following:

	March 31, 2015	December 31, 2014
Equipment acquired under capital leases	$1,321	$1,303
Equipment and other	14,750	540
Computer equipment and software	462	318

	16,533	2,161
Less: accumulated depreciation	(1,443)	(1,096)

Property and equipment, net	$15,090	$1,065

Depreciation expense was $347 and $52, for the three month periods ended March 31, 2015 and 2014, respectively.

4.	Intangible Assets, net

Intangible Assets

As of March 31, 2015 and December 31, 2014, definite-lived intangible assets consisted of the following:

	March 31, 2015
	Intellectual Property Rights	Developed Technologies	Total
Gross carrying amount	$1,463	$14,600	$16,063
Accumulated amortization	(395)	(3,926)	(4,321)

Intangible assets, net	$1,068	$10,674	$11,742

	December 31, 2014
	Intellectual Property Rights	Developed Technologies	Total
Gross carrying amount	$1,459	$14,600	$16,059
Accumulated amortization	(401)	(3,405)	(3,806)

Intangible assets, net	$1,058	$11,195	$12,253

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts)

Intellectual property rights intangible assets primarily represent direct legal costs incurred to develop and protect intellectual property and register patents that are amortized using a straight-line method over an estimated useful life of ten years. Intellectual property licensing fees are charged to expense when incurred.

During the three month period ended March 31, 2015, the Company wrote off $46 of intangible intellectual property rights as an expense within operating expenses.

During the year ended December 31, 2014, the Company recorded $9,900 of intangible assets related to developed technologies as a result of the Five3G acquisition. Developed technologies are amortized over a period of seven years.

5.	Notes Payable

Bank term loan

In May 2013, OncoPlex entered into a term loan with a bank in the amount of $138. Borrowings bear interest at 3.03% per annum, with 36 payments of principal and interest of $4 due monthly beginning in June 2013. The loan is collateralized by cash held in a restricted account at the bank, which is presented as restricted cash in the accompanying condensed consolidated balance sheets at March 31, 2015 and December 31, 2014. The loan matures in May 2016.

As of March 31, 2015, the total term loan principal balance outstanding was $56, of which $46 is classified as a current liability, and $10 is scheduled to mature in May 2016 and is classified as the non-current portion of this term loan.

As of December 31, 2014, the total term loan principal balance outstanding was $67, of which $46 is due in 2015 and classified as a current liability, and $21 is scheduled to mature in May 2016 and is classified as the non-current portion of this term loan.

TEDCO loan

In January 2008, OncoPlex obtained funding from Technology Development Company (“TEDCO”) in the amount of $75. Under the terms of this agreement, OncoPlex must repay this amount in quarterly payments, calculated as a percentage of revenue, up to a certain limit as defined in the agreement. The agreement also states that borrowings escalate in 25% increments each year the balance is outstanding, beginning in the second year, up to a maximum of 200% of the original amount funded, or $150. In the event OncoPlex receives an equity investment from a third-party, TEDCO may elect to allow amounts owed by OncoPlex to be exchanged for an equity investment by TEDCO under the same terms and conditions as the equity investment by the third party.

Under this funding agreement, $101 was outstanding as of March 31, 2015 and December 31, 2014. Escalations are recorded as interest expense in the accompanying condensed consolidated and combined statements of operations.

6.	Commitments and Contingencies

Lease Arrangements

The Company leases equipment under various non-cancelable capital leases and office space under an operating lease, which expire on various dates through March 2026. Rental expense associated with

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts)

operating leases is charged to expense in the year incurred and is included in the condensed consolidated and combined statements of operations. Rent expense totaled $61 and $41 for the three month periods ended March 31, 2015 and 2014, respectively.

Regulatory Matters

The Company is subject to regulatory oversight by the U.S. Food and Drug Administration and other regulatory authorities with respect to the development, manufacturing, and sale of some of the products. In addition, the Company is subject to the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act and related patient confidentiality laws and regulations with respect to patient information. The Company reviews the applicable laws and regulations regarding effects of such laws and regulations on its operations on an on-going basis and modifies operations as appropriate. The Company believes it is in substantial compliance with all applicable laws and regulations. Failure to comply with regulatory requirements could have a significant adverse effect on the Company’s business and operations.

Legal Matters

The Company is, from time to time, subject to claims and litigation arising in the ordinary course of business. The Company intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to the Company, would not have a material adverse effect on the consolidated and combined financial statements. As legal proceedings are inherently unpredictable, the Company’s assessments involve significant judgment regarding future events.

7.	Members’ Equity

As of March 31, 2015 and December 31, 2014, the Company had three series of outstanding membership interests: Series A-1, Series A-2 and Series B units.

Rights and Preferences

Series A-1 and A-2 Units

Each holder of the outstanding Series A-1 units is entitled to one vote on each matter submitted to a vote of the members. The members vote together as a single class on all matters on which they are entitled to vote and all actions taken by the members will be deemed approved upon consent by the members representing a majority of the outstanding Series A-1 units. Except for the initial capital contributions, no members are obligated to make additional contributions. Series A-2 units do not have any voting rights. The Series A-1 and A-2 units have the characteristics noted below.

Non-liquidating distributions – Holders of the Series A-1 and A-2 units are entitled to receive distributions from the Company as determined by its board of directors (the “Board”). Any non-liquidating distributions will be made to all members based on their respective percentage interests as of the distribution date.

Capital proceeds and liquidating distributions – The Board may make distributions of cash proceeds arising from the sale or other disposition of assets (“Capital Proceeds”) or upon liquidation, dissolution, or winding up of the Company (“Liquidating Distributions”). Prior to a Qualified initial public offering, distributions of

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts)

Capital Proceeds and Liquidating Distributions are made in the following order: first to the holders of the Series A-1 and A-2 units on a pro rata basis in proportion to the number of their Series A-1 and A-2 units, until their “Unreturned Capital” has been reduced to zero; second to the holders of Series B units (the “Series B Members”) on a pro rata basis in proportion to the number of their Series B units until their “Unreturned Capital” has been reduced to zero subject to a hurdle amount as discussed below; and thereafter, to all members based on their respective percentage interests as of the distribution date. Each member’s “Unreturned Capital” is the difference between (1) the aggregate capital contributions by that member and (2) any Capital Proceeds or Liquidating Distributions previously distributed to that member. As of March 31, 2015 and December 31, 2014, the holders of the Series A-1 and A-2 units had cumulative Unreturned Capital balances of $1,017,805 and $1,007,805, respectively.

Upon a Qualified IPO, the priority rights of the holders of the Series A-1, A-2 and B units will immediately terminate and distributions of Capital Proceeds or Liquidating Distributions will be made to the holders of the Series A-1, A-2 and B units based on their respective percentage interests as of the distribution date.

Series B Non-Voting Units

The Company has reserved an aggregate of 150,000 Series B units for issuance to employees, consultants, contractors and other service providers of the Company and its subsidiaries in consideration for bona fide services provided to the Company. Series B units do not have any voting or information rights. Except for the initial capital contributions, the Series B Members are not obligated to make additional contributions.

The Series B units are considered profits interests of the Company and do not represent an interest in the capital of the Company, and would not entitle the Series B Members to receive distributions if the Company were liquidated immediately after the grant. Instead, the Series B Members are entitled to receive a pro rata allocation of a portion of the profit and loss of the Company arising after the date of the grant and distributions made out of a portion of the profits of the Company arising after the grant date of the Series B units.

Series B Members will not be entitled to receive any distributions until the aggregate distributions made by the Company exceed a hurdle amount applicable to those Series B units. The hurdle amount is determined by the Board at the date of issuance of such units. After all other members have received their applicable hurdle amount, the Series B Members will be entitled to receive their percentage interest of such excess distributions.

8.	Stock based Compensation

The Company has various plans that it accounted for during the three month periods ended March 31, 2015 and 2014, as described below.

NantOmics Profits Interests Plan

The Company has reserved 150,000 Series B units for issuance to employees, consultants, contractors and other service providers of the Company pursuant to the Profits Interests Plan. As of March 31, 2015 and December 31, 2014, the Company had 8,250 Series B units outstanding.

During the three month periods ended March 31, 2015 and 2014, the Company recognized stock based compensation for the Series B units of $135 and $0, respectively. Total stock based compensation expense of approximately $2,188 is expected to be recognized on a straight-line basis over the next 4.1 years for the unvested Series B units outstanding as of March 31, 2015.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts)

OncoPlex Equity Incentive Plan

As of March 31, 2015, OncoPlex has reserved approximately 1,792 shares of common stock for issuance under an equity incentive plan, which authorizes the granting of stock options to provide incentives to selected employees, executives, nonemployee directors, and independent contractors in the form of incentive stock options, non-qualified stock options, stock appreciation rights, or restricted stock.

The Company recorded $70 and $63 of compensation cost related to stock options during the three month periods ended March 31, 2015 and 2014, respectively. During the three month periods ended March 31, 2015 and 2014, the Company received no amount from employees upon exercise of options. In accordance with Company policy, the shares were issued from a pool of shares reserved for issuance under the plan. The equity incentive plan was terminated in May 2015 upon the Company’s acquisition of the non-controlling interests (see Note 10).

9.	Related Party Transactions

NantWorks Shared Service Agreement

The condensed consolidated and combined financial statements include significant transactions with NantWorks involving services provided to the Company, such as cash management, accounting and other financial services, purchasing, legal and information technology. The costs of services have been directly charged or allocated to the Company by NantWorks using methods management believes are reasonable. These methods include reasonable estimates of percentages of NantWorks’ employees’ time or specific man hours, square footage percentage of shared facilities and infrastructure costs dedicated to the Company activities and specific reimbursement for services performed by third parties for NantWorks for the direct benefit of the Company. Such charges and allocations are not necessarily indicative of what would have been incurred if the Company had been a separate entity.

The Company entered into a Shared Service Agreement with NantWorks which provides for ongoing services from NantWorks in areas such as public relations, information technology and cloud services, human resources and administration management, finance and risk management, facilities, procurement and travel, and corporate development and strategy. The Company was billed monthly for such services at cost, without mark-up or profit for NantWorks, but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the employees providing the services. The Company incurred $258 and $122 of expenses during the three month periods ended March 31, 2015 and 2014, respectively, related to general and administrative services provided by NantWorks.

Related Party Payables

As of March 31, 2015 and December 31, 2014, the Company had related party payables of $1,284 and $846, respectively. The related party payables balance at these dates primarily consist of $939 and $598, respectively, owed to NantWorks pursuant to the Shared Services Agreement as discussed above. The remaining balance represents accrued and unpaid interest on the related party promissory notes and amounts paid by affiliates on behalf of the Company.

Related Party Promissory Notes

On May 1, 2014, the Company executed a convertible demand promissory note with NantWorks. The principal amount of advances made by the related party to the Company pursuant to these notes totaled

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts)

$9,779 and $9,394 as of March 31, 2015 and December 31, 2014, respectively. The note bears interest at a per annum rate of 3.0%, compounded annually and computed on the basis of the actual number of days in a year. As of March 31, 2015 and December 31, 2014, the total interest outstanding on this note amounted to $191 and $120, respectively, and is included in related party payables on the condensed consolidated balance sheets. The unpaid principal and any accrued and unpaid interest on the convertible promissory note with the related party are due and payable on demand. The Company may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty.

NantWorks may, at its sole discretion, and at any time, convert the aggregate amount of the unpaid principal and any accrued and unpaid interest on the convertible promissory note into equity interests of the Company.

On March 5, 2015, the Company executed a demand promissory note with an affiliate. The principal amount of the advance made by the related party to the Company totaled $15,000 as of March 31, 2015. The note bears interest at a per annum rate of 8.0%, compounded annually and computed on the basis of the actual number of days elapsed and a year of 365 or 366 days, as the case may be. As of March 31, 2015, the total interest outstanding on this note amounted to $89 and is included in related party payables on the condensed consolidated balance sheet.

10.	Subsequent Events

The Company has evaluated subsequent events through November 11, 2015, the date on which the condensed consolidated and combined financial statements were available to be issued. There are no significant events that require disclosure in these financial statements, except as follows:

Buyout of OncoPlex Shares

On May 14, 2015, the Company entered into an agreement to purchase the remaining shares of preferred and common stock of OncoPlex held by the non-controlling shareholders. The purchase was financed through a related party payable. Upon purchase of these shares, OncoPlex became a wholly-owned subsidiary of the Company and OncoPlex’s existing equity incentive plan was terminated. On June 22, 2015, the Company transferred these equity interests to NantWorks in exchange for settlement of the related party payable.

Issuance of Equity to NantHealth

On June 19 and June 30, 2015, the Company issued a total of 168,464 of Series A-2 units to Nant Health, LLC (“NantHealth”) in exchange for $250,000. The Series A-2 units represent approximately 14.2% of the Company’s total issued and outstanding membership interests. NantHealth is majority owned by NantWorks and is a transformational healthcare cloud-based IT company converging science and technology through a single integrated clinical platform, to provide actionable health information at the point of care.

Warrant exercise

On August 20, 2015, the Company exercised two warrants to purchase a total of 900 shares of OncoPlex’s Series B preferred stock in exchange for $2,106 in cash. As a result of this transaction, the Company owned 83.1% of OncoPlex’s outstanding equity on a non-diluted basis.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts)

Acquisition of TRM

On September 8, 2015, the Company acquired a 54% equity interest in Translational Research Management, LLC (“TRM”) from NantHealth in exchange for $250 in cash and 611 of NantOmics’ Series A-2 units. NantHealth acquired its interest in TRM on the same date from a selling member of TRM in exchange for paying that member $250 in cash and issuing 268 of its Series A units. TRM is a management services organization committed to building a nationwide network of community based medical oncology professionals dedicated to offering research studies to their patients. The Company is still finalizing the purchase accounting impacts of this business combination.

Report of Independent Auditors

The Board of Directors

Net.Orange, Inc. and subsidiaries

We have audited the accompanying financial statements of Net.Orange, Inc. and subsidiaries (the “Company”), which comprise the balance sheet as of December 31, 2013, and the related consolidated statement of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Net.Orange, Inc. and subsidiaries at December 31, 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has recurring losses from operations and has a net capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Los Angeles, California

November 11, 2015

Net.Orange, Inc. and Subsidiaries

Consolidated Balance Sheet

December 31, 2013
ASSETS
Cash and cash equivalents	$4,652
Accounts receivable, net of allowance of $42,432	65,604
Related party receivables	202,855
Prepaid expenses and other current assets	258,592
Deferred tax assets	10,381

Total current assets	542,084
Property and equipment, net	300,136
Other non-current assets	22,416

Total assets	$864,636

LIABILITIES AND EQUITY
Trade accounts payable	$640,165
Accrued liabilities	1,273,923
Deferred revenue	1,352,986
Related party debt	3,010,098
Other current liabilities	12,704

Total current liabilities	6,289,876
Related party debt	3,343,580
Deferred revenue – long-term	5,901,042
Other long-term liabilities	119,815
Deferred tax liabilities – long-term	10,381

Total liabilities	15,664,694
Redeemable Series A Preferred stock authorized 15,000,000: 14,186,608 shares issued and outstanding at December 31, 2013 (liquidation preference on preferred stock at $0.7866 per share $11,159,185 – see Note 6)	11,159,185
Shareholders’ equity:
Preferred stock, authorized 1,000,000: none issued	—
Common stock ($0.01 par value), authorized 100,000,000: 31,543,847 shares issued and outstanding at December 31, 2013	315,438
Additional paid in capital	13,622,437
Accumulated deficit	(39,830,168)
Accumulated other comprehensive loss	(66,950)

Total shareholders’ equity	(25,959,243)

Total liabilities and owners’ equity	$864,636

Net.Orange, Inc. and Subsidiaries

Consolidated Statement of Operations

Year Ended December 31, 2013
Revenues	$4,625,203
Cost of revenues	(5,371,666)

Gross margin	$(746,463)

OPERATING COSTS AND EXPENSES
Selling, general and administrative	9,007,417
Depreciation and amortization	118,393

Total costs and expenses	9,125,810

Loss from operations	(9,872,273)

OTHER INCOME (EXPENSE)
Interest expense	(86,159)

Net Loss	$(9,958,432)

Net.Orange, Inc. and Subsidiaries

Consolidated Statement of Comprehensive Loss

Year Ended December 31, 2013
Net loss	$(9,958,432)
Change in foreign currency translation adjustments	(62,852)

Total comprehensive loss	$(10,021,284)

Net.Orange, Inc. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

			Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Loss	Total Shareholders’ Equity
	Common Stock
	Shares	Amount
Balance, January 1, 2013	29,594,181	$295,942	$13,491,746	$(29,871,736)	$(4,098)	$(16,088,146)
Exercise of stock options	1,949,666	19,496	93,185	—	—	112,681
Stock-based compensation	—	—	37,506	—	—	37,506
Net loss	—	—	—	(9,958,432)	—	(9,958,432)
Translation adjustment	—	—	—	—	(62,852)	(62,852)

Balance, December 31, 2013	31,543,847	$315,438	$13,622,437	$(39,830,168)	$(66,950)	$(25,959,243)

Net.Orange, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31,
2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(9,958,432)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization expense	118,393
Stock based compensation	37,506
Changes in operational assets and liabilities
Accounts receivable	138,649
Prepaid expenses and other current assets	(82,081)
Accounts payable	269,120
Accrued expenses	333,912
Deferred revenue	4,332,225
Deferred rent	(5,020)

Net cash used for operating activities	(4,815,728)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(69,516)

Net cash used for investing activities	(69,516)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of preferred stock	999,909
Proceeds from exercise of stock options	112,681
Proceeds from issuance of related party notes payable	3,330,000
Principal payments on related party notes payable	(38,696)

Net cash provided by financing activities	4,403,894

Net decrease in cash	(481,350)
Effect of exchange rate changes on cash and cash equivalents	(62,852)
Cash at beginning of year	548,854

Cash at end of year	$4,652

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$4,852
Cash paid for taxes	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Purchase of property plant and equipment in accounts payable	$31,318

Net.Orange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 – Organization

Net.Orange, Inc. was incorporated in the State of Texas on January 11, 2006 and its principle office is located at 5000 Quorum Drive, Suite 400 Addison, Texas.

Net.Orange, Inc. has two wholly-owned subsidiaries: Visus USA, LLC and Net Orange Ltd. (the “subsidiaries”). Visus USA, LLC was formed in Texas on December 29, 2006. Net Orange Ltd. was incorporated in the United Kingdom on July 7, 2011. Net.Orange, Inc. and its subsidiaries, (collectively, the “Company”) are primarily in the business of providing term-based licenses to its (Clinical Operating System) (“cOS”) and professional services to organizations in the healthcare industry.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Going Concern

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidated financial statements. One of the underlying principles of US GAAP is that the entity will continue as a going concern. As of December 31, 2013, the Company’s accumulated deficit was $39.8 million and the Company had negative cash flows from operations of $4.9 million. These factors raise doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon revenue and cash flow generation in order to meet its operational needs. The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or liabilities that might result should the Company not be able to continue as a going concern. As described in Note 12, in June 2014, the Company was acquired by Nant Health, LLC (“NantHealth”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates depending upon certain risks and uncertainties. Significant estimates made by management include those made in the areas of accounts receivable allowances, valuation allowance for deferred tax assets, valuation used to determine stock-based compensation and the useful lives of long-lived assets.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustment, if any, to the estimates used are made prospectively based on such periodic evaluations.

Cash and Cash Equivalents

Cash and cash equivalents consist of balances with banks and liquid short-term investments with original maturities of ninety days or less and carried on the balance sheet at cost plus accrued interest. As of December 31, 2013, cash and cash equivalents were $4,652.

Accounts Receivable

Substantially all receivables are derived from sales and related services, support and maintenance of our products to healthcare facilities located throughout the U.S and the United Kingdom. The Company records accounts

Net.Orange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, continued

receivable net of an allowance for doubtful accounts. Management determines the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, and the customer’s current ability to pay its obligation to the Company. After all attempts to collect a receivable have failed, the receivable is written off against the allowance for doubtful accounts. Recoveries of receivables previously written off are credited back to bad debt expense in the period payment was received. As of December 31, 2013, the allowance for doubtful accounts was $42,432. There were no receivables written off for the year ended December 31, 2013.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company uses the straight line method to compute depreciation of property and equipment over the estimated useful life:

Computers and equipment	5 to 7 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of useful lives or lease term

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized in the statement of operations. The Company recorded depreciation and amortization expense of $118,393 for the year ended December 31, 2013.

Impairment of Long-lived Assets

The Company reviews long-lived assets for recoverability whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Impairment would be recognized if the estimated undiscounted future cash flows were less than the carrying value of the related assets. No impairment has been recorded in the accompanying consolidated financial statements.

Revenue Recognition

The Company currently provides term-based licenses to its “cOS” (Clinical Operating System) and in such arrangements also provides customers with professional services, Post Contract Services (“PCS) and optional hosting services. Depending on the type of professional services provided, the Company either accounts for its cOS arrangements using ASC 985-605 or ASC 605-35. Specifically, in certain instances the Company’s professional services represent significant production, modification or customization of the licensed software such account for the arrangement in accordance with ASC 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts. On the other hand, the Company uses ASC 985-605 when its professional services do not represent significant production, modification or customization of the licensed software.

In applying the software revenue recognition guidance in ASC 985-605, the Company has determined that it does not have VSOE of fair value for any elements in its cOS arrangements as it does not have sufficient history of, or consistent pricing for, standalone sales for its software, professional services or PCS. Accordingly, the Company defers all revenue recognition until the only remaining undelivered elements are service elements.

Net.Orange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, continued

In these situations, the fair values of the undelivered elements are not known and the residual method may not be applied to value the delivered software. The revenue attributable to the software and the undelivered elements are combined and deferred. Recognition of revenue begins once the last remaining service element has commenced and is recognized ratably through the longest period over which the services are expected to be performed, generally over the term of the software license. Note that revenue recognition does not commence until the full scope of all services have begun. This method is often referred to as the “Combined Services Approach”.

This approach is used as the Company has determined that the delivery of its services is front-loaded through its professional services. The Company does not have a history of transactions where a substantial portion of the services (based on relative cost and effort) are provided to the customer towards the end of the arrangement (i.e., if the service delivery is back-loaded). Additionally, there are generally not significant time delays between when Net.Orange commences delivery of a service and the majority of the service is provided.

In limited circumstances, the Company’s cOS arrangements involve significant production, modification or customization of the licensed software. Specifically, in these arrangements the Company incurs significant time and personnel costs to further develop the software to create customized interfaces in order for the software to appropriately function in the customers’ environment. Further, these services alter the features and functionality of the software over an extended period of time and result in a significant number of new lines added to the software code.

Pursuant to ASC 605-35, the Company considers the use of the percentage-of-completion or completed contracts to recognize revenue. For the limited contracts accounted for under ASC 605-35, the Company has not historically had detailed or reliable time tracking or estimates to completion in order to reliably estimate the percentage of completion on these projects. Therefore, the Company has historically used the completed contract method to account for these arrangements.

Since VSOE does not exist for any of the elements of the cOS arrangements (as discussed in prior section for arrangements accounted for using ASC 985-605), the Company defers all revenue until the customer has accepted the software and related services. Revenue is then recognized ratably over the remaining term of the license period or PCS term.

Income Taxes

The Company’s provision for income taxes, deferred tax assets and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid and tax benefits to be realized. The Company is subject to income taxes in the United States and the United Kingdom. Significant judgments and estimates are required in determining the consolidated provision for income taxes.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating loss (“NOLs”), pursuant to applicable accounting standards. In evaluating the ability to recover deferred tax assets within the jurisdictions from which they arise, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. For the year ended December 31, 2013, management determined there to be no significant uncertain tax positions. As such, for the year ended December 31, 2013, there were no change to accrued interest and penalties associated with uncertain tax positions.

Net.Orange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, continued

Advertising Costs

Advertising and marketing costs are expensed when incurred and totaled $144,459 for the year ended December 31, 2013. These costs are included in the consolidated statement of operations as selling, general and administrative costs.

Stock-Based Compensation

Stock options awards are accounted for using the grant date fair value method. Under this method, stock-based compensation expense is measured by the estimated fair value of the granted stock options at the date of grant using the Black-Scholes option pricing model and are expensed straight line over the vesting period with a corresponding increase to additional paid-in capital. The Company recognized $37,506 of stock-based compensation for the year ended December 31, 2013.

Foreign Currency

The determination of the functional currency is made based upon the appropriate economic and management indicators. Net Orange, Ltd. (“Ltd”) uses the local currency of its respective country as the functional currency. The assets and liabilities of Ltd are translated into U.S. dollars at the exchange rates in effect at the consolidated balance sheet date, while revenues and expenses are translated at the average rates of exchange during the year. Translation gains and losses are not included in determining net loss but are included as a component of accumulated other comprehensive loss.

Fair Value of Financial Instruments

Management estimates that the fair value of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and other current liabilities are carried at amounts that reasonably approximate their fair value because of the short-term nature of the instruments. Based on the borrowing rates currently available to the Company for debt instruments with similar terms and average maturities, the carrying value of long-term debt approximates fair value.

Significant Concentrations

For the year ended December 31, 2013 the Company did significant business with two customers. One customer comprised 10% of total revenue while a significant shareholder accounted for 53% of total revenue and 100% of related party receivables. No other customers accounted for greater than 10% of either total revenue or total receivables.

Net.Orange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 3 – Property and Equipment

Property and equipment as of December 31, 2013 consists of the following:

Balance at December 31, 2013
Computers and equipment	$577,701
Furniture and fixtures	204,244
Leasehold improvements	61,898

843,843
Less: accumulated depreciation and amortization	(543,707)

Property and equipment, net	$300,136

Note 4 – Accrued Liabilities

Accrued liabilities primarily consist of accrued payroll and related benefits, accrued sales and income taxes, and other non-trade payables, all of which are due within the next twelve months. The balances are comprised of the following as of December 31, 2013:

Balance at December 31, 2013
Accrued payroll and benefits	$573,662
Accrued sales and income taxes	274,994
Accrued contract cancellation costs	247,320
Accrued Interest	81,580
Other accrued liabilities	96,367

$1,273,923

Note 5 – Notes Payable

Founder’s Note

In January 2011, the Company entered into a secured promissory note with the Founder and CEO of the Company (“Founder”). Subsequently, in February 2011, the Founder entered into an agreement with NantHealth, whereby all interest is waived and principal is payable only upon certain triggering events. At December 31, 2013 the outstanding balance was $3,004,873 and no principal amounts have been repaid.

NantHealth, LLC Note

In August 2013, the Company entered into a Secured Promissory Note agreement with NantHealth, who owns 39.1% of the outstanding voting stock of the Company. Under the agreement, the Company can be advanced funds from NantHealth and incur interest at an annual rate of 10%. The outstanding principal and interest matured on December 31, 2013. As of December 31, 2013, the Company had borrowed $2,650,000 against this agreement and no principal amounts have been repaid. At December 31, 2013, the note had accrued interest of $66,644.

Net.Orange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5 – Notes Payable, continued

Services Note

In March 2013, the Company agreed to a financing arrangement for services rendered by Health Synectics Limited, a UK Company, for services rendered from August 1, 2011 through December 31, 2012. The Managing Director for Health Synectics was hired as Chief Medical Officer for Net.Orange, Ltd in January 2013. The total fees incurred were $737,500 through the service period and will incur interest at an annual rate of 4% for a term of thirty-six (36) months. As of December 31, 2013, $38,696 and $4,852 of principal amounts and interest have been repaid. At December 31, 2013, the note had accrued interest of $14,937.

The following table presents the scheduled maturities of principal amounts of the Company’s related party debt obligations for the next five years and in total thereafter. All debts that matured and remain unpaid from 2013 are included in 2014.

Related Party Debt Maturity Table

2014	$3,010,098
2015	252,332
2016	86,374
2017	—
2018	—
Thereafter	3,004,874

Total scheduled principal payments	$6,353,678

Note 6 – Stockholders’ Equity

The Company has issued Series A Redeemable Preferred Stock and common stock. Series A Redeemable Preferred Stock are convertible at the holder’s option into an equal number of common shares. The conversion rate is subject to future adjustments if the Company issues additional common stock at a price lower than the then conversion rate, as defined by the Company’s certificate of formation. As of December 31, 2013, no conversion adjustments had triggered. Series A Redeemable Preferred Stock is automatically converted to common stock in the event of an initial public offering.

Series A Redeemable Preferred Stock has voting and dividend rights pari passu with common stock on a pro rata, as-converted basis. Dividends are not cumulative. In the event of liquidation of the Company, preferred stockholders receive a $0.7866 per share liquidation preference over common stockholders. Remaining assets are then allocated pro rata to common stockholders.

The Company presents Series A Redeemable Preferred Stock separately from its equity in order to distinguish it from permanent capital in the legal sense. At any time on or after February 28, 2016, a majority of Series A holders can request to have the Company redeem all outstanding shares of Series A Redeemable Preferred Stock at a price equal to the liquidation preference divided by the number of redeemable shares. Further, the Company presents the shares of the redeemable stock at the amount which would be paid if redeemed. Accordingly, all shares of Series A Redeemable Preferred Stock are classified at their redemption value at December 31, 2013.

Note 7 – Stock Based Compensation

The Company has authorized and granted options for up to 14,449,584 shares of its common stock under its 2006 Non-statutory Stock Option Plan (the “Plan”). Options are granted to key personnel for the purchase of the

Net.Orange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7 – Stock Based Compensation, continued

Company’s stock at prices not less than the fair market value of the shares on the date of grant. Options typically vest over a 4 year service term with 25% of the options vesting during year one and 33.3% of the remaining three years.

The fair values of the Company’s options were estimated at the date of grant using the Black-Scholes option pricing model. The Black-Sholes model incorporate ranges of assumptions for inputs, including stock price volatility, expected term of options and risk-free interest rates. Expected volatility is based on similar industry-sector indices and individual public companies with similar business to the Company. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on U.S. Treasuries in effect at the time of the grant.

The following weighted-average assumptions were used to determine grant date fair value:

2013
Risk-free interest rate	3.30%
Dividend yield	0%
Stock price volatility	30%
Expected life	7 years
Estimated fair value per share	$0.12

The estimated grant date fair value is recognized as stock-based compensation expense over the requisite service period, typically 4 years. Stock-based compensation expense for the year ended December 31, 2013 was $37,506.

At December 31, 2013, stock-based compensation related to unvested awards not yet recognized was $138,258, which is expected to be recognized over a weighted average period of 2.46 years.

A summary of the Company’s stock option activity and related information is as follows for the year ended December 31, 2013 is as follows:

		Options Outstanding
	Options Available for Grant	Options to Purchase Shares	Weighted Average Exercise Price per Option
Balance at January 1, 2013	6,761,472	7,519,049	$0.10
Granted	(2,946,958)	2,946,958	0.05
Exercised	—	(1,949,666)	0.07
Forfeited	2,337,966	(2,337,966)	0.07

Balance at December 31, 2013	6,152,480	6,178,375	$0.09

Net.Orange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7 – Stock Based Compensation, continued

Options outstanding and exercisable as of December 31, 2013, are as follows:

Options Outstanding				Options Exercisable
Range of exercise prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.00 – $0.06	5,222,875	7.14	$0.05	3,648,781	$0.05
$0.07 – $0.13	518,000	9.81	0.13	9,147	0.11
$0.38 – $0.45	394,000	3.85	0.38	394,000	0.38
$0.75 – $0.90	43,500	4.38	0.76	43,500	0.76

	6,178,375	7.13	$0.08	4,095,428	$0.09

A summary of the status of non-vested shares is as follows:

	Number of Shares	Weighted average grant date fair value
Non-vested options, January 1, 2013	2,817,603	$0.04
Granted	2,936,958	0.06
Vested	(2,163,488)	0.04
Cancelled/Forfeited	(1,508,126)	0.04

Non-vested options, December 31, 2013	2,082,947	$0.06

4,095,428 outstanding share options were fully vested and exercisable at December 31, 2013 with a weighted average exercise price of $0.09 per share option and a weighted average contractual term remaining of 6.12 years.

Note 8 – Income Taxes

As of December 31, 2013, the Company had federal NOL carryforwards of $27.7 million. The Company’s federal NOL carryforwards begin to expire in 2026. In evaluating its ability to recover the deferred tax assets, including NOL, within the jurisdictions from which they arise, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized using all available positive and negative evidence, including a 3-year cumulative operating results, projected future taxable income and tax planning strategies. In accordance with the applicable accounting standards, the Company maintains a valuation allowance for deferred tax assets when it is deemed it to be more likely than not that some or all of the deferred tax assets will not be realized. Accordingly, the Company recorded a valuation allowance against its deferred tax assets. The Company discontinued recognizing income tax benefits related to its NOLs until it is determined that it is more likely than not that it will generate sufficient taxable income to realize the benefits from its deferred tax assets.

Net.Orange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9 – Commitments and Contingencies

Lease Commitments

The Company leases certain office facilities under operating lease agreements, which are renewable in 2019. Future minimum payments for non-cancelable operating leases as of December 31, 2013 are as follows:

2014	$245,296
2015	252,981
2016	260,667
2017	264,829
2018	268,672
Thereafter	22,416

Total minimum lease payments	$1,314,861

Rent expense under the operating leases was $232,468 for the year ended December 31, 2013. Rent expense is accounted for on the straight-line method, resulting in a deferred rent liability of $132,519 as of December 31, 2013.

Contingencies

The Company may be a party to routine claims brought against it from time to time in the ordinary course of business. The Company estimates whether such liabilities are probable to occur and whether reasonable estimates can be made and accrues liabilities when both conditions are met. As of December 31, 2013, no contingent liabilities have been recognized.

Note 10 – Related Party Transactions

The Company entered into an unsecured promissory note with the Company’s Founder, President and CEO (“Founder”) in January 2011. At December 31, 2013, the Founder held 39.1%, of the outstanding voting common stock of Net.Orange, Inc. The Company borrowed from the Founder $3,004,873 with an annual rate of interest of 5%. As part of the Accommodation and Subordination agreement entered into with the Company and NantHealth, no principal payments are due until the event of a sale of the Company and all accrued and future interests payments were forfeited as consideration for NantHealth entering into a License and Services Agreement with Net.Orange, Inc.

The Company entered into a Services and Perpetual License agreement with Health Synectics under which all amounts owed for services rendered for a period from August 1, 2011 to December 31, 2012 were subsequently financed through a note payable at an annual interest rate of 4% repaid over 36 months. At the time the agreement was executed, the Chief Medical Officer for Net.Orange, Ltd was simultaneously acting as Manager Director of Health Synectics Limited and Chief Medical Officer for Net.Orange, Ltd. As of December 31, 2013, $38,696 of principal amounts have been repaid.

The Company entered into a secured promissory note with NantHealth, LLC in August 2013. NantHealth holds 13,712,558 shares of Series A Preferred Stock, or the equivalent of 39.1% of the outstanding voting common stock. Additionally, the Founder and CEO of NantHealth, is a board member for Net.Orange, Inc. Under the note, the Company has borrowed $2,650,000 at December 31, 2013. The Company accrues interest related to this note at a rate of 10% per annum and has accrued $66,644 of interest as of December 31, 2013. No principal or interest has been paid as of December 31, 2013.

Net.Orange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10 – Related Party Transactions, continued

The Company and NantHealth are also parties to license and software and value added reseller agreement under which Net.Orange, Inc. provides various products and services to NantHealth under various statements of work. At December 31, 2013, the Company recognized $2,443,207 of revenues, and had accounts receivable and deferred revenue balances, related to NantHealth of $202,855 and $125,000, respectively.

Note 11 – Subsequent events

The Company has evaluated events and transactions occurring subsequent to December 31, 2013 through November 11, 2015, the date the consolidated financial statements were available to be issued. The following events and transactions are noted.

During 2014, the Company continued to borrow funds from NantHealth totaling $3,318,500 bringing the total principal outstanding to $5,968,500 while continuing to accrue interest at an annual interest rate of 10% per annum. No principal or interest payments have been made since inception.

On February 5, 2014, the Company received a letter of termination from Southport & Ormskirt Hospital, (the “Customer”) a Customer of Net.Orange, Ltd. According to the letter, Net.Orange, Inc. will have an obligation to repay any license fees paid related to software returned by the Customer. The Company assessed the obligation and adjusted the deferred revenue amount related to this obligation and reclassified it as a current liability in the amount of £150,000 or approximately $239,900 at December 31, 2013.

On June 18, 2014, the Company entered into a Contribution and Merger Agreement with NantHealth, whereby NantHealth would acquire 100% of Net. Orange’s equity that NantHealth did not currently own, in exchange for cash and equity. The aggregate consideration received from NantHealth was $32,958,000. As part of the consideration received, all principal and interest amounts related to the Founders’ note were repaid. As part of the consideration given, Net.Orange, Inc. terminated the 2006 Nonstatutory Stock Option Plan and all option holders who had not exercised vested options were granted shares of NantHealth Series C units. All pre-existing relationships between Net.Orange and NantHealth were effectively settled as a result of the acquisition.

Net.Orange, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	December 31, 2013	March 31, 2014
		(Unaudited)
ASSETS
Cash and cash equivalents	$4,652	$514,178
Accounts receivable, net of allowance of $42,432 at December 31, 2013 and March 31, 2014	65,604	51,317
Related party receivables	202,855	94,459
Prepaid expenses and other current assets	258,592	220,607
Deferred tax assets	10,381	11,586

Total current assets	542,084	892,147
Property and equipment, net	300,136	287,469
Other non-current assets	22,416	22,416

Total assets	$864,636	$1,202,032

LIABILITIES AND EQUITY
Accounts payable	$640,165	$1,007,020
Accrued liabilities	1,273,923	1,081,464
Deferred revenue	1,352,986	1,389,443
Related party debt	3,010,098	6,122,239
Other current liabilities	12,704	14,625

Total current liabilities	6,289,876	9,614,791
Related party debt	3,343,580	2,611,033
Deferred revenue	5,901,042	6,017,084
Other long-term liabilities	119,815	115,198
Deferred tax liabilities – long-term	10,381	11,586

Total liabilities	15,664,694	18,369,692

Redeemable Series A Preferred stock authorized 15,000,000: 14,186,608 shares issued and outstanding at December 31, 2013 and March 31, 2014	11,159,185	11,159,185
(liquidation preference on preferred stock at $0.7866 per share $11,159,185)

Preferred stock authorized 1,000,000: none issued	—	—
Common stock ($0.01 par value), authorized 100,000,000: 31,543,847 and 38,827,671 shares issued and outstanding at December 31, 2013 and March 31, 2014, respectively	315,438	388,279
Additional paid-in capital	13,622,437	15,119,817
Accumulated deficit	(39,830,168)	(43,757,087)
Accumulated other comprehensive loss	(66,950)	(77,854)

Total equity	(25,959,243)	(28,326,845)

Total liabilities and equity	$864,636	$1,202,032

Net.Orange, Inc. and Subsidiaries

Condensed Consolidated Statement of Operations

	Three Months Ended March 31,
	2013	2014
	(Unaudited)
REVENUE	$1,607,079	$773,842
Cost of Sales	(1,207,035)	(1,756,255)

Gross Margin	$400,044	$(982,413)

OPERATING COSTS AND EXPENSES
Selling, general and administrative	1,851,309	2,799,384
Depreciation and amortization	27,438	31,201

Total costs and expenses	1,878,747	2,830,585

Loss from operations	(1,478,703)	(3,812,998)

OTHER INCOME (EXPENSE)
Interest expense	(2,147)	(113,921)

Net Loss	$(1,480,850)	$(3,926,919)

Net.Orange, Inc. and Subsidiaries

Condensed Consolidated Statement of Comprehensive Loss

	Three Months Ended March 31,
	2013	2014
	(unaudited)
Net Loss	$(1,480,850)	$(3,926,919)
Change in foreign currency translation adjustment	(9,729)	(10,904)

Total Comprehensive Loss	$(1,490,579)	$(3,937,823)

Net.Orange, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income	Total Shareholders’ Equity

	Shares	Amount
Balance, December 31, 2013	31,543,847	$315,438	$13,622,437	$(39,830,168)	$(66,950)	$(25,959,243)
Exercise of stock options (unaudited)	7,283,824	72,841	1,161,617	—	—	1,234,458
Stock-based compensation (unaudited)	—	—	335,763	—	—	335,763
Net loss (unaudited)	—	—	—	(3,926,919)	—	(3,926,919)
Translation adjustment (unaudited)	—	—	—	—	(10,904)	(10,904)

Balance, March 31, 2014 (unaudited)	38,827,671	$388,279	$15,119,817	$(43,757,087)	$(77,854)	$(28,326,845)

Net.Orange, Inc. and Subsidiaries

Condensed Consolidated Statement of Cash Flows

	Three Months Ended March 31,
	2013	2014
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,480,850)	$(3,926,919)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation expense	27,438	31,201
Stock based compensation	9,894	335,763
Changes in operational assets and liabilities
Accounts receivable	294,225	122,683
Prepaid expenses and other current assets	(129,127)	37,985
Accounts payable	334,716	366,855
Accrued liabilities	6,057	(192,460)
Deferred revenue	(66,820)	152,499
Deferred rent	1,219	(2,696)
Other	(9,729)	(10,904)

Net cash used for operating activities	(1,012,977)	(3,085,993)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(10,600)	(18,534)

Net cash used for investing activities	(10,600)	(18,534)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of preferred stock	999,909	—
Proceeds from exercise of stock options	—	564,053
Proceeds from issuance of related party notes payable	—	3,050,000

Net cash provided by financing activities	999,909	3,614,053
Net increase (decrease) in cash	(23,668)	509,526
Cash at beginning of period	548,854	4,652

Cash at end of period	$525,186	$514,178

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Related party exchange of note principal for option exercise	$—	$670,405

Net.Orange, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 – Organization

Net.Orange, Inc. was incorporated in the State of Texas on January 11, 2006 and its principle office is located at 5000 Quorum Drive, Suite 400 Addison, Texas, 75254.

Net.Orange, Inc. has two wholly-owned subsidiaries: Visus USA, LLC and Net Orange Ltd. (the “subsidiaries”). Visus USA, LLC formation was certified in Texas on December 29, 2006. Net Orange Ltd. was incorporated in the United Kingdom on July 7, 2011. Net.Orange, Inc. and its subsidiaries, (collectively, the “Company”) are primarily in the business of providing term-based licenses to its Clinical Operating System (“cOS”) and professional services to organizations in the healthcare industry.

Note 2 – Basis of Presentation

The unaudited Condensed Consolidated Financial Statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of operations, financial position and cash flows. All such adjustments are of a normal recurring nature. The Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted as permitted by such principles. Certain reclassifications have been made to prior period amounts to conform to the presentation of the current period condensed financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts in the Condensed Consolidated Financial Statements. Significant estimates and assumptions in these Condensed Consolidated Financial Statements require the exercise of judgment and are used for, but not limited to, allowance for doubtful accounts, estimates of future cash flows and other assumptions associated with long-lived asset impairment tests, useful lives for depreciation and amortization, income taxes and deferred tax valuation allowances, lease classifications and contingencies. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

These interim condensed financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2013. Our interim period financial results for the three month interim period presented are not necessarily indicative of results to be expected for any other interim period or for the entire year. The year-end Condensed Consolidated Balance Sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP.

One of the underlying principles of US GAAP is that the entity will continue as a going concern. As of March 31, 2014, the Company’s accumulated deficit was $43.8 million and the Company had negative cash flows from operations of $3.0 million. These factors raise doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon revenue and cash flow generation in order to meet its operational needs. The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or liabilities that might result should the Company not be able to continue as a going concern. As described in Note 9, in June 2014, the Company was acquired by Nant Health, LLC (“NantHealth”).

Net.Orange, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3 – Notes Payable

A summary of debt is as follows:

	December 31, 2013	March 31, 2014
Shareholder Note	$3,004,874	$2,334,468
Shareholder Note – NantHealth	2,650,000	5,700,000
Services Note – Health Synectics	698,804	698,804

Note 4 – Stock Based Compensation

Stock options and restricted stock awards are accounted for using the grant date fair value method. Under this method, stock-based compensation expense is measured by the estimated fair value of the granted stock options at the date of grant using the Black-Scholes option pricing model and are expensed straight line over the vesting period with a corresponding increase to additional paid-in capital.

		Options Outstanding
	Options Available for Grant	Options to Purchase Shares	Weighted Average Exercise Price per Option
Balance at December 31, 2013	6,152,480	6,178,375	$0.09
Granted	(3,988,481)	3,988,481	0.27
Exercised	—	(7,283,824)	0.17
Forfeited	134,500	(134,500)	0.07

Balance at March 31, 2014	2,298,499	2,748,532	$0.13

The company recognized stock compensation of $31,895 and $335,763 for the three months ended March 31, 2013 and 2014, respectively.

As of December 31, 2013 and March 31, 2014, stock-based compensation related to unvested awards not yet recognized was $138,258 and $110,725 respectively, which is expected to be recognized over a weighted average period of 2.46 and 2.41 years, respectively.

Note 5 – Income Taxes

As of March 31, 2014, the Company had federal NOL carryforwards of $27.7 million. The Company’s federal NOL carryforwards begin to expire in 2026. In evaluating its ability to recover the deferred tax assets, including NOL, within the jurisdictions from which they arise, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized using all available positive and negative evidence, including a 3-year cumulative operating results, projected future taxable income and tax planning strategies. In accordance with the applicable accounting standards, the Company maintains a valuation allowance for deferred tax assets when it is deemed it to be more likely than not that some or all of the deferred tax assets will not be realized. Accordingly, the Company recorded a valuation allowance against its deferred tax assets. The Company discontinued recognizing income tax benefits related to its NOLs until it is determined that it is more likely than not that it will generate sufficient taxable income to realize the benefits from its deferred tax assets.

Note 6 – Commitments and Contingencies

The Company may be a party to routine claims brought against it from time to time in the ordinary course of business. The Company estimates whether such liabilities are probable to occur and whether reasonable estimates can be made and accrues liabilities when both conditions are met. As of December 31, 2013 and March 31, 2014, no contingent liabilities have been recognized.

Net.Orange, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 7 – Related Party Transactions

The Company entered into an unsecured promissory note with the Company’s Founder, President and CEO (“Founder”) in January 2011. At December 31, 2013 and March 31, 2014, Founder held 39.1% of the outstanding voting common stock of Net.Orange, Inc. At March 31, 2014, the Company has borrowed from Founder $2,334,468, payable upon certain triggering events outlined in an agreement with NantHealth.

The Company entered into a Services and Perpetual License agreement with Health Synectics under which all amounts owed for services rendered for a period from August 1, 2011 to December 31, 2012 were subsequently financed through a note payable at an annual interest rate of 4% repaid over 36 months. At the time the agreement was executed, the Chief Medical Officer for Net.Orange, Ltd was simultaneously acting Manager Director of Health Synectics Limited. As of December 31, 2013 and March 31, 2014, $38,696 and $0 of principal amounts, respectively, have been repaid.

The Company entered into a secured promissory note with NantHealth in August 2013. NantHealth holds 13,712,558 shares of Series A Preferred Stock, or the equivalent of 39.1% of the outstanding voting common stock. Additionally, the Founder and CEO of NantHealth, is a board member for Net.Orange, Inc. Under the note, the Company has borrowed $2,650,000 and $5,700,000 as of December 31, 2013 and March 31, 2014, respectively. The Company accrues interest related to this note at a rate of 10% per annum and has accrued $66,644 and $173,288 of interest as of December 31, 2013 and March 31, 2014, respectively. No principal or interest has been paid as of December 31, 2013 and March 31, 2014.

The Company and NantHealth are also parties to license and software and value added reseller agreement under which Net.Orange, Inc. provides various products and services to NantHealth under various statements of work. For the three month periods ended March 31, 2013 and 2014, the Company recognized $720,195 and $378,654 of revenues, respectively, from NantHealth. At December 31, 2013 and March 31, 2014, the Company had accounts receivable from NantHealth of $202,855 and $94,459, respectively. At March 31, 2014 and December 31, 2013, the Company had deferred revenue balances from NantHealth of $62,500 and $125,000, respectively.

Note 8 – Recent Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740), which provides that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance or a tax provision or the tax law does not require the entity to use and the entity does not intend to use the deferred tax asset for such purposes, then the unrecognized tax benefit should be presented as a liability. The pronouncement is effective for fiscal years and interim periods within those fiscal years, after December 15, 2013. The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2016. Early application is not permitted. This update

Net.Orange, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures. We are evaluating the impact on the Company’s consolidated financial statements and have not yet selected a transition method.

In August 2014, the FASB issued ASU No 2014-15. The amendments in ASU 2014-15 are intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The pronouncement is effective for fiscal years and interim periods within those fiscal years, after December 31, 2016. The adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

Note 9 – Subsequent events

The Company has evaluated events and transactions occurring subsequent to March 31, 2014 through November 11, 2015, the date the consolidated financial statements were available to be issued. The following events and transactions are noted.

On June 18, 2014, the Company entered into a Contribution and Merger Agreement with NantHealth, whereby NantHealth would acquire 100% of Net.Orange’s equity that NantHealth did not currently own, in exchange for cash and equity. The aggregate consideration received from NantHealth was $32,958,000. As part of the consideration received, all principal and interest amounts, related to the Founder’s note were repaid. As part of the consideration given, Net.Orange, Inc. terminated the 2006 Nonstatutory Stock Option Plan and all option holders who had not exercised vested options were granted shares of NantHealth Series C units. All pre-existing relationships between Net.Orange and NantHealth were effectively settled as a result of the acquisition.

Shares

Common Stock

, 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution

The following table sets forth an itemization of all estimated expenses, all of which the Registrant will pay, in connection with the issuance and distribution of the securities being registered:

Amount to be Paid

SEC registration fee		$ *
FINRA filing fee		*
The NASDAQ Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of directors and officers

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and currently intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15.	Recent sales of unregistered securities

Since October 1, 2012, the Registrant has issued and sold the following securities:

(1)	On October 2, 2012, the Registrant issued and sold to Verizon Investments LLC an aggregate of 25,000,000 Series B units pursuant to a purchase agreement at a price of $1.00 per unit for an aggregate purchase price of $25.0 million.

(2)	On September 6, 2013, the Registrant issued and sold to Celgene Corporation an aggregate of 8,930,069 Series B units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $25.0 million.

(3)	On March 31, 2014, the Registrant issued and sold to Blackberry Corporation an aggregate of 3,572,066 Series D units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $10.0 million.

(4)	On May 1, 2014, the Registrant issued and sold to NHealth Holdings, Inc. an aggregate of 35,720,664 Series E units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $100.0 million.

(5)	On June 20, 2014, the Registrant issued and sold to KHealth Holdings, Inc. an aggregate of 53,580,996 Series F units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $150.0 million.

(6)	On July 9, 2014, the Registrant issued and sold to Blackstone Healthcare Partners II (AIV) L.L.C. an aggregate of 3,572,031 Series A units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $10.0 million.

(7)	On June 26, 2015, the Registrant issued and sold to Allscripts Healthcare Solutions, Inc. an aggregate of 59,099,908 Series G units pursuant to a purchase agreement at a price of $3.3841 per unit for an aggregate purchase price of $200.0 million.

(8)	On September 8, 2015, the Registrant issued to Translational Research Management, Inc. an aggregate of 267,905 Series A units pursuant to a contribution agreement.

(9)	On September 22, 2015, the Registrant issued to ANWYL Ltd., LLC an aggregate of 69,656 Series A units pursuant to a letter agreement.

(10)	From December 3, 2013 through March 25, 2015, the Registrant issued to certain of its service providers for compensatory purposes an aggregate of 3,475,308 Series C Units pursuant Equity Grant Agreements under the Nant Health, LLC Profits Interests Plan.

Item 16.	Exhibits and financial statement schedules

(a) Exhibits.

See the Exhibit Index immediately following the Signature Pages.

(b) Financial statement schedules.

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes

Item 17.	Undertakings

The Registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Culver City, State of California, on                 , 2015.

Nant Health, LLC

By:
Dr. Patrick Soon-Shiong
Chief Executive Officer
(Principal Executive Officer)

Each person whose signature appears below constitutes and appoints Dr. Patrick Soon-Shiong and Paul Holt his true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Dr. Patrick Soon-Shiong	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2015

Paul Holt	Chief Financial Officer (Principal Financial Officer)	, 2015

Kirk K. Calhoun	Director	, 2015

Stephen D. Nimer, M.D.	Director	, 2015

Michael S. Sitrick	Director	, 2015

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement, including Form of Lock-up Agreement.

2.1*	Conversion Agreement dated as of , 2015, between the Registrant and the other parties thereto.

2.2*	Asset Sale Agreement, dated as of June 16, 2015, between the Registrant and Harris Corporation. Inc..

3.1*	Eighth Amended and Restated Limited Liability Company Agreement dated as of June 26, 2015, between the Registrant and the other parties thereto.

3.2*	Form of Certificate of Incorporation of registrant, to be in effect upon the completion of the Registrant’s conversion from a limited liability company to a corporation.

3.3*	Form of Bylaws of registrant, to be in effect upon the completion of the Registrant’s conversion from a limited liability company to a corporation.

4.1*	Specimen common stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1*#	NantOmics Exclusive Reseller Agreement, dated June 19, 2015, by and between NantOmics, LLC and Nant Health, LLC.

10.2*	NantHealth License Agreement, dated June 19, 2015, by and between Nant Health, LLC, on behalf of itself and its subsidiaries, including eviti, Inc., and NantOmics, LLC.

10.3*	Registration Rights Agreement, as amended, dated October 25, 2012, by and among Nant Health, LLC and the other parties thereto.

10.4*+	Nant Health, LLC Profits Interests Plan.

10.5*+	Nant Health, LLC Phantom Unit Plan.

10.6*+	2016 Equity Incentive Plan and forms of agreements thereunder, effective upon the completion of this offering.

10.7*+	Employment Agreement, between the Registrant and Robert Watson, dated January 8, 2015.

10.8*+	Employment Agreement, between the Registrant and Paul Holt, dated March 16, 2015.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.3*	Consent of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm.

24.1	Power of Attorney (see page II-4 to this Form S-1).

*	To be filed by amendment.
#	Confidential treatment will be requested with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.